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REGISTRANT'S NAME Shun Tak Holdings Ltd

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MAY 12 2008
THOMSON REUTERS

FILE NO. 82- 03357

FISCAL YEAR 12-31-07

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SHUN TAK

SHUN TAK HOLDINGS LIMITED
信德集團有限公司
Stock Code 股份代號: 242

ARIS
12-31-07



ANNUAL REPORT 年報 2007

CONTENTS



Layered Terraces

Layered terraces, with their stepped appearance, provide crops with the optimum natural condition to thrive and prosper, in terms of irrigation, wind speed and sunlight duration. Suitable for a wide variety of crops, terracing is an effective approach in agriculture to improve harvest quality and quantity. The terraces depicted in the cover art symbolize the steady, sustained growth of Shun Tak's various operations in a favourable and dynamic environment. With one clear vision for tomorrow, the Group is set to celebrate the coming of a new dawn as it continues to make great strides into the future.

Nature is the unifying idea behind this year's annual report, which takes on the lively red color as its theme; epitomizing Shun Tak's bright, vibrant plans for the coming year.

CORPORATE INFORMATION

Board of Directors

Dr. Stanley Ho
Group Executive Chairman

Sir Roger Lobo
Independent Non-Executive Director

Mr. Norman Ho
Independent Non-Executive Director

Mr. Charles Ho
Independent Non-Executive Director

Mr. Yeh V-Nee
Independent Non-Executive Director

Dato' Dr. Cheng Yu Tung
Non-Executive Director

Mrs. Mok Ho Yuen Wing, Louise
Non-Executive Director

Ms. Pansy Ho
Managing Director

Ms. Daisy Ho
Deputy Managing Director

Dr. Ambrose So
Executive Director

Mr. Patrick Huen
Executive Director

Mr. Anthony Chan
Executive Director

Ms. Maisy Ho
Executive Director

Mr. David Shum
Executive Director

Audit Committee

Mr. Norman Ho
Chairman of the Audit Committee

Sir Roger Lobo

Mrs. Mok Ho Yuen Wing, Louise

Mr. Yeh V-Nee

Remuneration Committee

Ms. Pansy Ho
Chairman of the Remuneration Committee

Sir Roger Lobo

Mr. Norman Ho

Mr. Charles Ho

Mr. Yeh V-Nee

Ms. Daisy Ho

Nomination Committee

Ms. Pansy Ho
Chairman of the Nomination Committee

Sir Roger Lobo

Mr. Norman Ho

Mr. Charles Ho

Mr. Yeh V-Nee

Ms. Daisy Ho

Company Secretary

Ms. Angela Tsang

Registered Office

Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong
Tel: (852) 2859 3111
Fax: (852) 2857 7181
Web site: www.shuntakgroup.com
E-mail: enquiry@shuntakgroup.com

Auditors

H.C. Watt & Company Limited

Solicitors

Norton Rose

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Bank of China, Macau Branch
Calyon, Hong Kong Branch
BNP Paribas, Hong Kong Branch
Hang Seng Bank Limited
China Construction Bank, Hong Kong Branch
Industrial and Commercial Bank of China (Asia) Limited
Agricultural Bank of China, Hong Kong Branch

Share Registrars and Transfer Office

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

ADR Depositary

The Bank of New York

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited, traded in the form of American Depositary Receipts on the OTC market in the United States.


TRANSPORTATION
PROPERTY

Shun Tak Holdings Limited ("The Group") is a leading listed conglomerate with core businesses in the transportation, property, hospitality and investment sectors.

Established in 1972, the Group (HKSE 242) has been listed on the Hong Kong Stock Exchange since 1973 and is currently a constituent stock in the MSCI Hong Kong Index and the Hang Seng HK MidCap Index.

TRANSPORTATION

The Group's origins dated back to 1961 to the inauguration of a ferry service between Hong Kong and Macau with the incorporation of a shipping company. In a strategic move in 1999 to strengthen its shipping business and expand market share, the Group successfully merged its shipping operation with that of CTS-Parkview Holdings Limited to create a combined entity under the brand name "TurboJET".

TurboJET, operated and managed by Shun Tak-China Travel Shipping Investments Limited, offers speedy, reliable and comfortable sea travel services to passengers across major destinations within the Pearl River Delta ("PRD"), linking major cities such as Hong Kong, Macau and Shenzhen.

TurboJET boasts today one of the largest fleets of high-speed passenger ferries in Asia and is the only operator offering 24-hour, high-speed ferry services between Hong Kong and Macau. TurboJET has commanded the market-leading position on this popular route for more than 40 years.

In 2003, TurboJET launched a unique inter-regional network comprising a ferry service to link up major international airports in the PRD under the brand name "TurboJET Sea Express." The service connects the Hong Kong International Airport with Macau and Shenzhen for air passengers, further strengthening the Group's ferry business and market leadership. In order to better reflect its nature, the service was recently renamed the "TurboJET Airport Routes".

In 2006, a joint-venture company of the Group signed an agreement with The Airport Authority Hong Kong to provide management services at SkyPier, the permanent cross-boundary ferry terminal at the Hong Kong International Airport scheduled for completion in 2009.

On land, the Group's joint venture company, Shun Tak & CITS Coach (Macao) Limited, operates coach services in Macau and provides direct cross-boundary coach services linking cities in Guangdong Province with Macau.


HOSPITALITY
INVESTMENT

In 2006, the Group also entered into an agreement with Air Macau Company Limited and China National Aviation Company Limited to form a new Macau-based, low-cost airline, Macau Asia Express Limited, which will serve destinations in mainland China and other parts of Asia.

The expanded network spanning sea, land and air creates a unique and strategic international multi-modal transportation network which provides a strong platform for the Group to capitalize upon increasing passenger traffic in the PRD and other parts of Asia.

PROPERTY

The Group has a prominent and successful track record in the Macau and Hong Kong property markets.

The Group owns one of the largest developable floor areas in Macau among Hong Kong-listed companies. It is an important player in the Macau's property market with a host of property development projects in planning, construction or launch phases.

One Central, the Group's joint venture with Hongkong Land Holdings Limited, is located on a prime waterfront site in Macau Peninsula. The sale of its residential portion, One Central Residences, was phenomenally successful with more than 97% of the residential units sold by the end of December 2007.

Nova City in Taipa is one of the largest luxury developments in Macau. Sales of the first three phases have generated strong public response. The Group now owns 100% interest in the Nova City project after an acquisition in December 2007 of the remaining 75% interest in Nova Taipa – Urbanizações, Limitada.

Harbour Mile, a luxurious mixed-use complex at a prime site in Nam Van Macau, is currently under planning.

The Group also plays a prominent role in the Hong Kong property market with a portfolio comprising commercial, residential and retail property ventures. The Group's latest residential project is Radcliffe in Pokfulam, comprising exclusive duplex apartments. Chatham Gardens, currently under the planning stage, is another residential property development project of the Group.

The Group also provides property management services for multi-functional residential, commercial and industrial properties in both Hong Kong and Macau.

HOSPITALITY

The Group was a pioneer in introducing top-tier hotel services to Macau through its investments in Mandarin Oriental Macau and Westin Resort Macau.

A 6-star hotel, to be operated by the Mandarin Oriental Hotel Group, will be built in One Central. The award-winning Macau Tower, managed by the Group, is a landmark and major tourist attraction in Macau.

The Group won a tender from the Hong Kong SAR Government to jointly build and operate the Hong Kong SkyCity Marriott Hotel with a strategic partner.

INVESTMENT

The Group holds significant diversified investments in Macau and Hong Kong, including an approximately 11.5% effective interest in Sociedade de Turismo e Diversões de Macau, S.A. ("STDM"). STDM has been driving Macau's dynamic economic development for decades and owns an approximately 80% equity interest in Sociedade de Jogos de Macau, S.A., one of the few gaming concessionaires licensed by the Macau SAR Government to operate casinos in Macau.

Dr. Stanley Ho

G.B.S.
Group Executive Chairman
aged 86

The Group's founder and executive chairman, Dr. Stanley Ho has been a director of the Company since its incorporation in 1972. He is also a director of a number of the Company's subsidiaries.

Dr. Ho is a director of Shun Tak Shipping Company, Limited*, Innowell Investments Limited*, Alpha Davis Investments Limited*, and the chairman of the publicly-listed Value Convergence Holdings Limited. Dr. Ho was the chairman of the publicly-listed Melco International Development Limited up to 15 March 2006.

Dr. Ho is currently president of The Real Estate Developers Association of Hong Kong. He is also honorary lifetime chairman of The University of Hong Kong Foundation for Educational Development and Research, a member of the Court of The Hong Kong Polytechnic University, as well as a founding honorary life chairman and a director of the PolyU Development Foundation.

He is a vice patron of the Community Chest of Hong Kong, a trustee of The Better Hong Kong Foundation, and a patron of the Society of the Academy for Performing Arts.

Dr. Ho was awarded the Gold Bauhinia Star by the Hong Kong Special Administrative Region Government in 2003.

In Macau, Dr. Ho is the managing director of both Sociedade de Turismo e Diversões de Macau, S.A.* and Sociedade de Jogos de Macau, S.A., a vice-chairman of the board of directors of Macau International Airport Company Limited, co-chairman of the advisory committee of Seng Heng Bank Limited, the chairman of the Board of Directors of Macau Horse Racing Company, Limited, a member of the Economic Development Council of the Macau Special Administrative Region Government and a trustee of Macau Foundation.

Dr. Ho was awarded the Grand Lotus Medal of Honour and the Gold Lotus Medal of Honour by the Macau Special Administrative Region Government in 2007 and 2001 respectively.

Dr. Ho is a Standing Committee member of the 11th National Committee of the Chinese People's Political Consultative Conference.

Dr. Ho is the father of Ms. Pansy Ho, the managing director of the Company, Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company. He is also the brother of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company.

* *Shun Tak Shipping Company, Limited, Innowell Investments Limited, Alpha Davis Investments Limited and Sociedade de Turismo e Diversões de Macau, S.A. are substantial shareholders of the Company.*

Sir Roger Lobo

C.B.E., LL.D., J.P.
Independent Non-Executive Director
aged 84

Sir Roger Lobo has been an independent non-executive director of the Company since 1994. He is also a member of the Audit Committee, Remuneration Committee and Nomination Committee of the Company. He is a vice-patron of the Community Chest of Hong Kong and The Society of Rehabilitation and Crime Prevention, Hong Kong. He is also a member of the Board of Trustees of Business and Professionals Federation of Hong Kong and a council member of Caritas Hong Kong.

Sir Roger Lobo is an independent non-executive director of Melco International Development Limited and PCCW Limited, a director of Johnson & Johnson (Hong Kong) Limited and Kjeldsen & Co. (HK) Ltd.

Mr. Norman Ho

F.C.P.A.
Independent Non-Executive Director
aged 52

Mr. Norman Ho has been an independent non-executive director of the Company since 2004. He is also the chairman of the Audit Committee and a member of the Remuneration Committee and Nomination Committee of the Company.

Mr. Ho is an executive director of Honorway Investments Limited and Tak Hung (Holding) Company Limited and has over 20 years of experience in management and property development. He is also a director of CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel and Investment Company, Limited, Starlight International Holdings Limited, Taifook Securities Group Limited and New World Mobile Holdings Limited. He is a member of the Institute of Chartered Accountants in England and Wales, and a Fellow of the Hong Kong Institute of Certified Public Accountants.

Mr. Charles Ho

Independent Non-Executive Director
aged 58

Mr. Charles Ho was appointed an independent non-executive director of the Company with effect from 10 November 2006. He is also a member of the Remuneration Committee and Nomination Committee of the Company.

Mr. Ho is the chairman and an executive director of Sing Tao News Corporation Limited. He is also the chairman of Hong Kong Tobacco Company Limited. Mr. Ho contributes much to public affairs. He is a member of the Standing Committee of the Chinese People's Political Consultative Conference and an economic consultant to the Shandong Provincial Government of the People's Republic of China ("PRC"). He is also an honorary trustee of Peking University and a trustee of University of International Business and Economics in the PRC. He was previously an independent non-executive director of China Petroleum and Chemical Corporation and China National Aviation Company Limited.

Mr. Yeh V-Nee

BA, JD, American Attorney-at-law
Independent Non-Executive Director
aged 49

Mr. Yeh V-Nee was appointed an independent non-executive director of the Company with effect from 1 January 2007. He is also a member of the Audit Committee, Remuneration Committee and Nomination Committee of the Company.

Mr. Yeh graduated from the School of Law at Columbia University and was admitted as a member of the California Bar Association in 1984. He is an independent non-executive director of Arnhold Holdings Limited, Kingway Brewery Holdings Limited and Next Media Limited, all of which are companies listed in Hong Kong. He is a director of Japan Residential Assets Manager Limited, the manager of Saizen Real Estate Investment Trust, which is listed on the Singapore Exchange Limited. He is a co-founder of Value Partners Limited and the non-executive honorary chairman of Value Partners Group Limited. Mr. Yeh is also the chairman of Cheetah Investment Management Limited, an investment advisory firm, and the co-founder and chairman of Argyle Street Management Limited, a boutique distressed asset management firm. Mr. Yeh currently sits on the Takeovers & Mergers Panel, the Takeovers Appeal Committee and the SFC Dual Filing Advisory Group of the Securities and Futures Commission and MPF Schemes Advisory Committee of Mandatory Provident Fund Schemes Authority.

Dato' Dr. Cheng Yu Tung

DPMS, LLD (Hon), DBA (Hon), DSSc (Hon)
Non-Executive Director
aged 82

Dato' Dr. Cheng Yu Tung has served as a director of the Company since 1982.

He is also a director of Shun Tak Shipping Company, Limited* and an appointed representative of a corporate director of Sociedade de Turismo e Diversões de Macau, S.A.*

Dato' Dr. Cheng is the Chairman of the Hong Kong-listed New World Development Company Limited and the Hong Kong-listed Melbourne Enterprises Limited. He is also the non-executive Chairman of the Hong Kong-listed Lifestyle International Holdings Limited and the Chairman of Chow Tai Fook Enterprises Limited. Dato' Dr. Cheng is also an independent non-executive director of the Hong Kong-listed Hang Seng Bank Limited, which is a member of the Hong Kong and Shanghai Banking Corporation Group.

* *Shun Tak Shipping Company, Limited and Sociedade de Turismo e Diversões de Macau, S.A. are substantial shareholders of the Company.*

Mrs. Mok Ho Yuen Wing, Louise

Non-Executive Director
aged 79

Mrs. Louise Mok has been a non-executive director of the Company since 1999. She is also a member of the Audit Committee of the Company.

Mrs. Mok is a director of Sociedade de Turismo e Diversões de Macau, S.A.*

Mrs. Mok is the sister of Dr. Stanley Ho the Group executive chairman. She is also the aunt of Ms. Pansy Ho, the managing director of the Company, Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company.

* *Sociedade de Turismo e Diversões de Macau, S.A. is a substantial shareholder of the Company.*

Ms. Pansy Ho

Managing Director
aged 45

Ms. Pansy Ho was appointed an executive director of the Group when she joined in 1995, and was appointed the managing director in 1999 to oversee the Group's overall strategic development and management. She is also the chairman of the Executive Committee of the Board of Directors, the Remuneration Committee and Nomination Committee of the Company; and a director of a number of subsidiaries of the Company.

Ms. Ho is the chief executive officer and a director of Shun Tak - China Travel Shipping Investments Limited and is directly in charge of the Group's shipping business. She is a director of Shun Tak Shipping Company, Limited*, Innowell Investments Limited*, Megaprosper Investments Limited*, Alpha Davis Investments Limited* and Sociedade de Turismo e Diversões de Macau, S.A.* She is also the chairman of Macau Tower Convention & Entertainment Centre; an executive director of Air Macau Company Limited; a director of Macau Asia Express Ltd; and an independent non-executive director of Sing Tao News Corporation Limited.

For community services, Ms. Ho is an advisory council member of The Better Hong Kong Foundation; one of the founding honorary advisors and a board director of The University of Hong Kong Foundation for Educational Development & Research Ltd; a vice chairperson of Hong Kong Federation of Women and a committee member of UNDP - Peace & Development Foundation.

In China, Ms. Ho is a standing committee member of The Chinese People's Political Consultative Conference of Beijing; a standing committee member of All-China Federation of Industry & Commerce and a vice president of the Chamber of Tourism and the Chamber of Women of the Federation; a vice chair-person of China Society for Promotion of the Guangcai Program; and an executive committee member of The 11th Session of Beijing Women's Federation. In Macau, she is a member of Macau SAR Tourism Development Committee .

Ms. Ho holds a Bachelor's degree in marketing and international business management from the University of Santa Clara in the United States.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman as well as the sister of Ms. Daisy Ho and Ms. Maisy Ho, who are respectively the deputy managing director and an executive director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company.

* *Shun Tak Shipping Company, Limited, Innowell Investments Limited, Megaprosper Investments Limited, Alpha Davis Investments Limited and Sociedade de Turismo e Diversões de Macau, S.A. are substantial shareholders of the Company.*

Ms. Daisy Ho

Deputy Managing Director
aged 43

Ms. Daisy Ho joined the Group in 1994 and was appointed an executive director of the Company that year. She became the Group's deputy managing director and chief financial officer in 1999. Ms. Ho is a member of the Executive Committee of the Board, Remuneration Committee and Nomination Committee of the Company and a director of a number of the Company's subsidiaries.

In addition to participating in the Group's strategic planning and development, Ms. Ho is also responsible for the Group's overall financial activities, as well as property sales and investments.

Ms. Ho is a director of Shun Tak Shipping Company, Limited*, Innowell Investments Limited*, Megaprosper Investments Limited* and Alpha Davis Investments Limited*.

Ms. Ho is also an executive committee member of The Real Estate Developers Association of Hong Kong; a member of the Hong Kong Institute of Real Estate Administration and Macao Chamber of Commerce, member of the Board of Directors of Macao Association of Building Contractors and Developers; advisory Council of the Canadian International School of Hong Kong; chairman and governor of University of Toronto (Hong Kong) Foundation; Hong Kong advisor to the Dean's Advisory Board of Rotman School of Management, University of Toronto; and governor of The Canadian Chamber of Commerce in Hong Kong.

Ms. Ho has been appointed as a committee member of The Chinese People's Political Consultative Conference of Tianjin in 2008.

Ms. Ho holds a Master of Business Administration degree in finance from the University of Toronto and a Bachelor's degree in marketing from the University of Southern California.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman and the sister of Ms. Pansy Ho, the managing director of the Company and Ms. Maisy Ho, an executive director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company.

* *Shun Tak Shipping Company, Limited, Innowell Investments Limited, Megaprosper Investments Limited and Alpha Davis Investments Limited are substantial shareholders of the Company.*

Dr. Ambrose So

Executive Director
aged 57

Dr. Ambrose So joined the Group in 1975 and has been an executive director of the Company since 1991. He is also a director of a number of the Company's subsidiaries. Dr. So is an independent non-executive director of Yu Ming Investments Limited, a listed company in Hong Kong. He is a director of the University of Hong Kong Foundation for Educational Development and Research. Dr. So is a committee member of the 11th National Committee of the Chinese People's Political Consultative Conference and the Vice President of the Chinese Culture Promotion Society.

Dr. So holds a Bachelor's degree in Science from the University of Hong Kong and a Doctoral degree in Management Studies.

Mr. Patrick Huen

Executive Director
aged 66

Mr. Patrick Huen joined the Group in 1979 and has been an executive director of the Company since 1991. He is also a member of the Executive Committee of the Board of Directors and a director of a number of the Company's subsidiaries.

Mr. Huen is also the vice chairman and executive director of Seng Heng Bank Limited; an executive director of Macau International Airport Company Limited and Estoril Sol, SGPS, a company listed on the Lisboa Stock Exchange in Portugal. He is a fellow member of the UK Chartered Institute of Bankers and a member of the Hong Kong Securities Institute. He is also a member of the Economic Council of Macau SAR.

Mr. Anthony Chan
Executive Director
aged 61

Mr. Anthony Chan joined the Group in 1987 and has been an executive director of the Company since 1991. He is also a director of a number of the Company's subsidiaries.

Mr. Chan is a director of The Real Estate Developers Association of Hong Kong; President of the Hong Kong Association for the Advancement of Real Estate and Construction Technology; and a fellow member of both the Property Consultant Society UK and the Hong Kong Institute of Real Estate Administration. He is responsible for the Group's property development in mainland China.

Mr. Chan has been appointed as a committee member of The Chinese People's Political Consultative Conference, Guangdong Province since 2002.

Ms. Maisy Ho
Executive Director
aged 40

Ms. Maisy Ho joined the Group in 1996 and has been an executive director of the Company since 2001. She is also a member of the Executive Committee of the Board of Directors and a director of a number of the Company's subsidiaries.

Since joining the Group, she has been responsible for overseeing the strategic planning and operations of the property management division, as well as retail and merchandising division of the Company.

In Hong Kong, Ms. Ho is a Vice Secretary of Hong Kong United Youth Association; Chairman of Membership Committee and Council Member of Hong Kong Institute of Real Estate Administrators; Vice President of The Hong Kong Association for the Advancement of Real Estate & Construction Technology Limited; Vice Chairman of The Chinese General Chamber of Commerce Young Executive Committee; Honorary President of 11th Hong Kong Junior Police Call; and Honorary Vice President of Hong Kong Girl Guide. She is a member of The Real Estate Developers Association of Hong Kong; an associate of The Hong Kong Institute of Facility Management; and member of International Professional Security Association (Hong Kong). Ms. Ho is also a holder of Estate Agent's Licence (Individual).

In Macau, Ms. Ho is an Honorary President of Property Management Business Association Macao; and Lady Committee Member of Macao Chamber of Commerce.

In China, she is a Committee Member of The Chinese People's Political Consultative Conference of Liao Ning Province; Committee Member of All-China Youth Federation; Standing Committee Member of Beijing Youth Federation; Standing Committee Member of Liao Ning Youth Federation; and Vice-Chairman of Jilin Youth Federation and Jilin Youth Entrepreneurs' Organization respectively.

Ms. Ho holds a Bachelor's degree in mass communication and psychology from Pepperdine University, U.S.A.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman and the sister of Ms. Pansy Ho, the managing director of the Company and Ms. Daisy Ho, the deputy managing director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company.

Mr. David Shum
Executive Director
aged 53

Mr. David Shum joined the Group in 1992 and has been an executive director of the Company since 2004. He is also a member of the Executive Committee of the Board of Directors and a director of a number of the Company's subsidiaries. He is responsible for the investment activities of the Group.

Mr. Shum is a director of Sociedade de Turismo e Diversões de Macau, S.A.*

Mr. Shum holds a Master's degree in Business Administration from the University of California, Berkeley, U.S.A.

** Sociedade de Turismo e Diversões de Macau, S.A. is a substantial shareholder of the Company.*

FINANCIAL HIGHLIGHTS AND DIVIDEND SCHEDULE

Financial Highlights

	2007 **(HK$'000)**	2006 (HK$'000)
Turnover	**3,318,137**	2,508,804
Profit attributable to equity holders of the Company	**1,013,548**	663,916
Total equity	**15,383,130**	10,736,773
Earnings per share *(HK cents)*		
– basic	**45.7**	31.0
– diluted	**43.9**	29.7
Dividends per share *(HK cents)*	**14.0**	12.5
Net asset value per share *(HK$)*	**6.6**	4.9

The calculation of basic earnings per share is based on the weighted average number of 2,218,420,201 shares (2006: 2,144,226,359 shares) in issue during the year. The calculation of diluted earnings per share is based on the weighted average number of 2,306,385,218 shares (2006: 2,232,941,133 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

Dividend Schedule

Announcement of final dividend	8 April 2008
Deadline for lodging of all transfers	13 June 2008 – 4:30pm
Closure of register of members	16 June to 19 June 2008
Annual General Meeting	19 June 2008
Posting of dividend warrant to shareholders	3 July 2008

2007



February

- The Group's TurboJET ferry service recorded a record-high sailing frequency during Chinese New Year, registering 356 trips in a single day, including 317 trips on the popular Hong Kong-Macau route.

- Macau Tower was awarded the "Tourism Medal of Merit" from the Macau SAR Government in recognition of its leading role in promoting tourism in the enclave.



June

- The Group commenced handover to individual purchasers of the four residential towers of Nova City 2, the luxury residential development in Macau.

- The Group announced the acquisition of 50% and 25% interests of Nova Taipa – Urbanizações, Limitada from Hopewell Holdings Ltd. and Sociedade de Turismo e Diversões de Macau, S.A. (STDM) respectively.



September

- The Group placed 140 million ordinary shares at HK$12.25 each through CLSA Limited for total net proceeds of approximately HK$1,687 million.

October

- Radcliffe, the Group's luxury residential development in Pokfulam, was launched and received positive market response.





July

- TurboJET ferry service celebrated its 45th anniversary of regional passenger transportation.



- Transportation division commenced the new Macau-Shekou route services in co-operation with Shenzhen Xunlong Shipping Company.



December

- Upstream airline check-in service was officially introduced at the Macau and Shenzhen ferry terminals for the convenience of transit air passengers departing from the Hong Kong International Airport.



- TurboJET ferry service achieved a record high passenger volume since its inception, serving 14.3 million people in 2007, including 12.75 million passengers on its well-traveled Hong Kong-Macau route.

- The Group acquired 100% ownership of Nova Taipa – Urbanizações, Limitada on completion of sale and purchase agreements with Hopewell Holdings Ltd. and STDM to purchase their 50% and 25% respective interests.

- The Group's subsidiary, Clean Living (Macau) Limited, further extended its high-quality professional laundry service for premier institutional clients in Macau.

The past year was one in which the Group's diversified exposure in the transportation, property and hospitality sectors sustained its positive momentum, particularly in Macau where the Group's operations benefited from its booming tourism and economic growth.



The Group's profit attributable to shareholders for the year ended 31 December 2007 was HK$1,013.5 million (2006: HK$663.9 million). Basic earnings per share were HK 45.7 cents (2006: HK 31.0 cents).

Subject to approval by our shareholders at the Annual General Meeting on 19 June 2008, the Directors recommend a final dividend of HK 7.0 cents per share (2006: HK 8.0 cents per share). In addition to the interim dividend of HK 7.0 cents per share previously paid (2006: HK 4.5 cents), the total dividends for the year amounted to HK 14 cents per share (2006: HK 12.5 cents).

The Group's transportation division celebrated the 45th anniversary of its TurboJET passenger ferry service, which has always been the market leader on the Hong Kong-Macau route. This route achieved a record-high volume of approximately 12.8 million passengers last year. The TurboJET Airport Routes, connecting the Hong Kong International Airport with Macau and Shenzhen destinations, also recorded record-high passenger volumes. In an agreement with The Airport Authority Hong Kong, the Group's joint-venture company under the transportation division will provide management services at SkyPier, the airport's new permanent cross-boundary ferry terminal scheduled to open in 2009. The division's land transportation arm increased its operating fleet to approximately 100 coaches to meet strong passenger demand in Macau.

The increased connectivity that will result from the Group's spreading sea-land-air transportation platform will enhance convenience for travelers while broadening the Group's revenue base in the region.

The Group is now one of the largest property developers in Macau. As Macau's primary housing market continues to expand, the Group is well-positioned to meet demand for quality housing in prime locations. Market receptivity to the Group's properties has borne this out over the past two years. Response to the Group's luxury development on the Macau NAPE waterfront, One Central Residences, has been nothing short of phenomenal and set the benchmark for Macau's luxury property sector. More than 97% of residential units were sold by end-2007. One Central Residences is part of the One Central joint-venture development with Hongkong Land Holdings Limited. This project, in which the Group holds a 51% interest, will also include an upscale retail mall, luxury hotel and serviced apartments set to launch in 2009.

Following completion of its acquisition of 75% interest in Nova City in December, the Group currently owns 100% interest in the property development in Taipa, Macau. This will increase the Group's developable floor area in Macau and provide the property division with more flexibility in the project's design and management. During the year, a significant increase in the selling price of pre-sale residential units of Nova City 3 was achieved. The Group believes that demand for quality housing in Macau will remain strong with the buoyant economy there and the rising income level of local residents.

Harbour Mile, the Group's flagship Nam Van mixed-use development project adjacent to Macau Tower, is under planning. The Group is in discussion with Macau SAR Government to finalise the development plan. The Group's property developments in Macau will be enhanced by new infrastructure initiatives planned by the government.

The Group's acclaimed hotel investments, Mandarin Oriental Macau and Westin Resort Macau, also benefited from Macau's business and leisure visitor growth. In addition to a new hotel planned as part of One Central, the Group's hotel investments include the SkyCity Marriott Hotel scheduled for completion this year at the Hong Kong International Airport.

The Group's strategic investment in Sociedade de Turismo e Diversões de Macau, S.A. ("STDM") continued to generate substantial dividends in 2007. The Group believes its various ventures with STDM strengthen its leadership role in serving Macau's visitors and residents.

In September 2007, the Group placed 140 million new ordinary shares to independent third parties in a top-up placement. The net proceeds of approximately HK$1.7 billion from the top-up placement further strengthened the Group's financial position and capability to capture investment opportunities in Macau's property market. As at 31 December 2007, the Group had bank balances and deposits of approximately HK$3.6 billion.

The Group is strategically leveraged to capitalize upon the Pearl River Delta's favorable economic environment, particularly in Macau. Its synergistic operations will continue to be a source of revenue growth and solidify the Group's position as the premier brand in Macau and one of the region's leading diversified conglomerates. The Group anticipates that its strategic investments in Macau will result in spectacular growth of its core businesses in the coming years.

I extend my appreciation to the Group's management, staff, shareholders and business partners for their invaluable support in helping the Group to achieve market leadership in its core businesses, and to seek and meet new challenges for future growth.

Stanley Ho
Group Executive Chairman
8 April 2008



TRANSPORTATION

VISIONARY LEADERSHIP



The Group is strongly committed to serving the Pearl River Delta region through its expanding international sea-land-air transportation network. Planned significant investment in fleet expansion will meet rising traveler demand.

TRANSPORTATION

Shun Tak-China Travel Shipping Investments Limited ("STCTS"), the Group's shipping operation and one of the largest high-speed ferry operators in Asia, celebrated its 45th anniversary of service in 2007. It sustains market leadership on the popular Hong Kong-Macau route, a position that it has held for more than four decades.

Operating under the trade name "TurboJET", the division owns a fleet of 32 vessels and is the only operator offering 24-hour ferry services between Hong Kong and Macau. To reflect the energetic spirit that characterizes its market leadership position, TurboJET introduced during the year a new logo design and red fleet color, which will be integrated in all its vessels.

As a result of the regional dynamic economic growth and new evolving attractions in the Pearl River Delta Region ("PRD"), TurboJET recorded a 15% increase in passenger volume in 2007 to over 14 million passengers, including a record high of approximately 12.8 million passengers on its Hong Kong-Macau route. Sailing frequency registered its highest levels during the 2007 Chinese New Year holidays, with up to 356 trips in a single day. With the increased revenue, the transportation division recorded an approximately 9% year-on-year growth in operating profit to HK$259 million for the year ended 31 December 2007 (2006: HK$237 million), despite high fuel prices.

In July 2007, TurboJET co-operated with Shenzhen Xunlong Shipping Company to launch a new Macau-Shekou ferry service route to increase connectivity between Macau and the PRD region.

TurboJET Airport Routes connecting the Hong Kong International Airport and several key destinations in the PRD, including the airports in Macau and Shenzhen, continue to be increasingly popular with travelers. The service enables passengers to transit conveniently without Hong Kong customs and immigration formalities. For further convenience of overseas-bound passengers, upstream airline check-in service was introduced at the ferry terminals in Macau and Shenzhen for people departing from the Hong Kong International Airport.


70
90

The Group is committed to enhancing passenger convenience through its international multi-modal transportation network in the PRD region with Macau as the hub. Through the Hong Kong International Airport Ferry Terminal Services Ltd., its 40%-owned joint venture, the Group entered into a three-year agreement with The Airport Authority Hong Kong to provide management services at SkyPier, the Hong Kong International Airport's new, permanent cross-boundary ferry terminal scheduled for completion in 2009. The terminal is one of the key features of SkyCity, the airport's major business and leisure development.


N
Shenzhen Airport
Fu Yong Ferry Terminal
Macau
Airport Routes
PRD Routes

On land, Shun Tak & CITS Coach (Macao) Limited, which operates coach service within Macau and cross-boundary to several major cities in the Guangdong Province, currently has almost tripled its operating fleet to approximately 100 vehicles since end of December 2006. The coach operation recorded approximately 12 times last year's profits resulting from the opening of new attractions in Macau.

Extending its transportation network to air travel, the Group established a joint venture with China National Aviation Company Limited to hold a 49% interest in a new Macau-based airline, Macau Asia Express Limited ("MAX"). MAX is a 51% subsidiary of Air Macau Company Limited, the enclave's flagship carrier. It will offer individual travelers value-for-money flights and travel packages.

Looking forward, the division will continue its strong commitment to serving the PRD region's transportation needs as one of the leading transportation operators. The division anticipates a significant investment in fleet expansion and refurbishment to meet rising passenger demand.


45



PROPERTY

REFINED CRAFTSMANSHIP


Radcliffe

The Group is one of the leading property developers in Macau. Its portfolio of quality well-located residential and commercial developments continues to generate strong market response.

PROPERTY

The Group has emerged as one of the leading property developers in Macau. Its property development projects recorded both significant progress and substantial market enthusiasm in both Hong Kong and Macau during the year.

The Group's property division reported an operating profit of HK$287 million (2006: HK$84 million) for the year ended 31 December 2007, which was mainly attributable to the recognition of profit from Nova City Phase 2 and the launch of Radcliffe.

In Macau

Nova City

Nova City is one of the largest luxury property developments in Macau. The development's first three phases feature landscaped gardens and a deluxe clubhouse spanning 210,000 square feet, among the largest of such amenities of Macau's residential developments. Nova City 2, comprising four residential towers, was completed in the second quarter 2007 and more than 98% of the residential units were sold. Handover of the residential units to individual purchasers commenced in June 2007.

Pre-sale of Nova City 3 commenced in December 2006 and more units were launched at increasing prices in 2007. As at 31 December 2007, more than 87% of residential units were sold. Superstructure works for the four residential towers of Nova City 3 is scheduled for completion in stages





Harbour Mile

by 2008. Remaining phases of the development are under planning. Accessibility to Nova City will be enhanced by the proposed light rapid-transit route.

In December 2007, the Group completed sale and purchase agreements with Hopewell Holdings Ltd. and Sociedade de Turismo e Diversões de Macau, S.A. ("STDM") to acquire 50% and 25%, respectively, of the interests in Nova Taipa – Urbanizações, Limitada. The Group currently owns 100% interest in the whole project, facilitating more design and management flexibility.

One Central

One Central is the Group's joint-venture development with Hongkong Land Holdings Limited on a prime Macau NAPE waterfront site. Superstructure works are in progress and are scheduled for completion in 2009. One Central, which offers unobstructed scenic views of Nam Van Lake, will comprise approximately 1.6 million square feet of luxury residential and serviced apartments, an upscale retail arcade of about 400,000 square feet and a 208-room luxury hotel that will be managed by Mandarin Oriental Hotel Group. Pre-sale of One Central Residences to both institutional investors and the public commenced in late 2006 and was well-received by the public. Four duplex units were offered in December 2007 through a market tender exercise. Pre-sale of featured and serviced units will be launched in 2008. The Group holds a 51% interest in the development.



Harbour Mile

Harbour Mile, the Group's flagship development on the Nam Van site centrally situated on the waterfront adjacent to Macau Tower, is under planning for a mixed-use complex.

Cotai Site

The Group is in discussion with the Macau SAR Government on its plan to develop a site in Cotai with STDM in place of the originally-announced site in Taipa. The Cotai site will be zoned for hospitality and entertainment uses. The Group holds an 80% interest in the project and STDM holds the remaining 20%.



One Central

PROPERTY

Taipa Project

The Group acquired a 79% interest in a columbarium development project in Taipa, Macau and recognized a gain of HK$291 million from the excess of interest in fair value of net assets acquired over costs of acquisition. The design of the proposed columbarium is in progress. Construction work is scheduled to commence in 2008 with completion scheduled for 2010.

In Hong Kong and mainland China

Radcliffe

Radcliffe is a luxury residential development located at 120 Pokfulam Road, Hong Kong. It features ten exclusive duplex apartments of over 3,000 square feet each and was completed in the first quarter of 2007. 60% of the duplex units were recognized as sale by the end of December 2007.

Chatham Gardens

Demolition works at Chatham Gardens in Kowloon were completed in September 2006. Design of the residential towers and commercial podium is in progress. Construction works is expected to commence in the second quarter of 2008 with completion scheduled for 2011.

The Westwood

The Westwood, a large-scale modern commercial podium with over 220,000 square feet at The Belcher's, is the largest shopping complex in Western Mid-Levels and popular for its one-stop shopping convenience. Public accessibility to the shopping complex will be enhanced by construction of the University Station of the Mass Transit Railway ("MTR"), scheduled for completion no later than 2014. The property has generated satisfactory rental and management income for the Group since its opening.

Liberté Place

Liberté Place, a commercial complex in West Kowloon, recorded a satisfactory rental income in 2007 with average occupancy rate above 97%. A connecting passage to the Lai Chi Kok MTR Station is under construction and scheduled for completion in 2009. The pedestrian passage will improve access to Liberté Place.

Guangzhou Shun Tak Business Centre

In Guangzhou, the Shun Tak Business Centre comprises a 32-storey office tower and a six-storey shopping arcade. The property recorded satisfactory leasing performance during the year.





Property Services

Shun Tak Property Management Limited ("STPML"), the Group's property management division, provides comprehensive quality services to a diversified range of residential, commercial and industrial properties. The property portfolio under the division's management extends to more than 12 million square feet in Hong Kong and Macau. The division added Nova City 2 and the Radcliffe to its portfolio in 2007 and it will add One Central by 2009. STPML is the first Hong Kong company awarded an ISO9001 certificate in Macau.

ISS Macau Services Limited, a synergistic joint venture between STPML and ISS Hong Kong Services Limited, provides a comprehensive range of cleaning services that enhance working and living environments to commercial and residential developments in both Hong Kong and Macau.

With the recent opening of a new plant in Macau, the Group's wholly-owned subsidiary Clean Living (Macau) Limited, further extended its professional laundry service for premier institutional clients in Macau. Its 30,000-square-foot plant is equipped with new state-of-the-art laundry machines designed for high-quality service.

The division also offers lifestyle concept services there under the brand name "Living Matters" that promote quality living. These extensive privileged personal services include interior decoration, floral design and concierge services.

With the addition of properties to its management portfolio and complementary initiatives in property cleaning, lifestyle concept and laundry services, the division anticipates significant future revenue growth.







HOSPITALITY

UNIQUE POSITIONING



The Group's hospitality enterprises in Macau, which include hotels, business facilities and leisure attractions, serve a dynamic visitor market. They are strategically positioned to capitalize on the growth of the region's newest entertainment hub.

HOSPITALITY

Macau's tourism, entertainment and conference sectors, as well as general travel in the Pearl River Delta ("PRD") region, continued to grow and prosper to the benefit of the Group. Tourist arrivals in Macau reached more than 27 million people during 2007, representing a year-on-year increase of 23%.

The Group's hospitality division continues to benefit from Macau's dynamic economic boom. The opening of new attractions and development of infrastructure all contribute to an increase in visitor arrivals. The hospitality division, particularly the travel-related businesses, reported an increase in operating profit to HK$43 million in 2007 (2006: HK$27 million).

The Group's acclaimed 50%-owned Mandarin Oriental Macau and 34.9%-owned Westin Resort Macau ("Westin") have traditionally held prominent positions in Macau's luxury hotel market. Both recorded a year-on-year increase in net profit despite keen competition for hotel guests. Westin was designated "Asia's Leading Sports Resort 2007" at the World Travel Awards 2007 and, for the third consecutive year, Westin was voted the "Best Business Hotel in Macau" by readers of Business Traveller China magazine.

The Macau Golf & Country Club ("MGCC"), Macau's premier golf club adjacent to the Westin, recorded satisfactory performance during the year. The Westin, together with the MGCC, is the only resort in Hong Kong and Macau that offers international-standard 18-hole golf facilities.

The Group's 70%-owned joint-venture Hong Kong SkyCity Marriott Hotel project is located in the eastern section of SkyCity, the major business and leisure development of the Hong Kong International Airport on Lantau Island. The new five-star waterfront hotel, projected to have 1,000 rooms, will be developed in two phases with 658 rooms in the first phase. Superstructure works for the first phase are in progress with completion scheduled for late 2008. The hotel will be managed by Marriott Hotels International B.V.


DA VINCI
GENIUS
Genius in Macau
DA VINCI
GENIUS


GENIUS


MOET

Macau Tower Convention & Entertainment Center ("Macau Tower"), managed by the Group, is a uniquely popular tourist attraction for its adventure activities. It has also become the preferred site for Macau's burgeoning banqueting, conventions, conferences and exhibitions sector. In February, Macau Tower was awarded the Tourism Medal of Merit from the Macau SAR Government for its outstanding contribution to Macau tourism. Among its most recent distinctions, Macau Tower was designated the "Best Brand Enterprise 2007" by the Hong Kong Productivity Council and the "Trendiest Tourist Destination" by Guangzhou Daily.

During the year, Macau Tower has recorded an approximately 8% year-on-year growth in visitors with an approximately 36% year-on-year growth in sales for the business of meetings, incentives, conferences, exhibitions and banquets. More than 5.8 million people have visited Macau Tower since its opening in 2001. Its major attractions include SkyJump, a 233-meter controlled-descent decelerator facility, and a 233-meter-high Bungy Jump, which together recorded more than 7,000 jumps in 2007. Both SkyJump and Bungy Jump are listed in the Guinness World Records as the world's highest adventure facilities in their respective categories.


Harry Potter
哈利波特





INVESTMENT

ROSY PROSPECTS



The Group's synergistic businesses will continue to benefit from the Pearl River Delta's promising economy, particularly in Macau, where the Group is now established as a premier brand.

INVESTMENT

Through its leading transportation, tourism and hospitality businesses, the Group has contributed substantially to the economic development of the Pearl River Delta region, particularly Macau.


Macau

The Group is committed to facilitating further regional development and will pursue those premium investment opportunities that complement its goals and its position as a leading regional conglomerate.

The Group owns an effective interest in Sociedade de Turismo e Diversões de Macau, S.A. ("STDM") of approximately 11.5%. In 2007, the Group recognized HK$61 million in ordinary dividends declared by STDM for the year 2006. STDM owns an approximately 80% equity interest in Sociedade de Jogos de Macau S.A. ("SJM"), one of the few gaming concessionaires licensed by the Macau SAR Government to operate casinos in Macau.



In addition to its gaming activities, STDM holds interests in several hotels in Macau, the Macau International Airport and Air Macau Company Limited, the enclave's flagship carrier. STDM is also active in major property development and infrastructure projects, including Macau Tower, for which the Group has held an operational and property management agreement since its opening in 2001.

Macau Matters Company Limited, the Group's retail arm, capitalizes on consumer-related opportunities resulting from Macau's expanding tourism and the growing affluence of its residents. It has operated two major retail outlets in Macau Tower since 2006, Toys "R" Us – Macau and Warner Brothers Studio Store.


澳門 MACAO
WORLD HERITAGE
世界遺產





CORPORATE SOCIAL RESPONSIBILITY

Through its active, ongoing efforts to support social, educational and environmental imperatives in Hong Kong and Macau, the Group is committed to contributing to and improving the quality of life in its greater community. It sponsors a wide range of activities and programs toward this aim.



The Group's employees participated in many community events during 2007, raising more than HK$150,000 in support of charitable activities, including the Community Chest Hong Kong and Macau Walks for Millions, Salvation Army Macau O! Day and the Oxfam Trailwalker.

Through the Helping Hand Program, the Shun Tak Volunteer Team reached out directly to those in need by paying visits to homes for the elderly. The Team participated in special games and entertainment programs for the benefit of elderly residents.

To encourage local students who are interested in a maritime career, the Group's transportation division launched a scholarship program for students committed to pursuing maritime transportation studies. In 2008, the division will award scholarships totaling HK$150,000 to four students representing Hong Kong Polytechnic University, Hong Kong Institute of Vocational Education (Tsing Yi), Maritime Services Training Institute and Hong Kong Sea School. The TurboJET Scholarship Program will be awarded annually.


YEAH!!
YEAH!!
YEAH!!
SHUN TAK 信德集團


SHUN TAK
Shun Tak Holdings (Macau) Limited
信德集團控股（澳門）有限公司
MACAU
澳門旅遊塔會展娛樂中心

01



02


2032

03


oxfam trailwalker
樂施毅行者
噴射飛航全力支持毅行者

04

In addition, the transportation division currently sponsors two graduates from Hong Kong Sea School in the six-month seaman's training course at the Vocational Training Council in Tai Lam Chung. Sponsorship includes a monthly expense allowance. After the graduates successfully completed training, the division will employ them as sailors in its ferry operations.

The Group also undertook several initiatives to encourage environment-friendly practices in both its workplace and business activities, including recycling programs for reusable materials and the use of eco-friendly paint on its TurboJET fleets.

caption:

01 The Macau Community Chest Walks for Millions
02 Visit of Helping Hand Elderly Home
03 Salvation Army Hong Kong & Macau O! Day
04 Oxfam Trailwalker
05 The Hong Kong Community Chest Walks for Millions
06 TurboJET Scholarship Award Presentation Ceremony


TURBOJET

06

SCHEDULE OF MAJOR PROPERTIES

Properties for Development and/or Sale

	Approx. Total Gross Floor Area for the Project (Sq.m)	Approx. Total Site Area for the Project (Sq.m)	Primary Use	Group's Interest	Development Progress as of Dec 2007	Estimated Completion Date
Hong Kong						
Chatham Gardens	–	3,786	–	51%	Under planning	2011
Radcliffe (formerly 120 Pokfulam Road)	1,346	1,684	Residential	100%	Completed	–
SkyCity Marriott Hotel	42,621	13,776	Hotel	70%	Superstructure works in progress	2008
YTM Lots 30 & 31, Yau Tong	–	1,858	–	50%	Land bank	–
Macau						
One Central	218,419	18,344	Residential/ Commercial/Hotel	51%	Superstructure works in progress	2009
Nova City			Residential/ Commercial	100%		
Phase II	2,092	8,881			Completed	–
Phase III	80,462	10,388			Superstructure works in progress	2008
Phase IV	63,279	5,426			Land bank	–
Phase V	275,815*	23,843			Land bank	–
Lote J, Aterro de Pac On, Taipa	6,522	2,200	Columbarium	79%	Under planning	2010

* subject to approval by the Macau SAR Government on application for change of use.

Properties Under Acquisition

	Approx. Total Gross Floor Area for the Project (Sq.m)	Approx. Total Site Area for the Project (Sq.m)	Primary Use	Group's Interest	Development Progress as of Dec 2007	Estimated Completion Date
Macau						
Harbour Mile (Note 1)	359,532	39,800	Residential/ Commercial/ Hotel/Casino	100%	Land bank	–
Estrada Marginal da Ilha Verde no.701-741 (Note 2)	18,637	2,942	Hotel	100%	Land bank	–

Properties Under Planning

	Approx. Total Gross Floor Area (Sq.m)	Approx. Total Site Area (Sq.m)	Primary Use	Group's Interest	Development Progress as of Dec 2007	Year of Lease Expiry
Baia de Nossa Senhora de Esperança, Taipa, Macau (Note 3)	200,000	80,656	Hotel/ Commercial	80%	Land bank	2049
Rawai Beach, Phuket, Thailand	–	36,800	Hotel	50%	Land bank	Freehold

Properties Held by the Group for Own Use

	Approx. Total Gross Floor Area (Sq.m)	Approx. Total Site Area (Sq.m)	Primary Use	Group's Interest	Development Progress as of Dec 2007	Year of Lease Expiry
Penthouse, 39/F, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong	1,823	–	Office Premises	100%	–	2055 renewable to 2130
83 and 95 Hing Wah Street West, Kowloon	20,602	19,139	Shipyards	42.6%	–	2051
Macau International Centre, Macau						
2/F to 4/F (whole floor) and Flats A, B, C of 5/F, Block 12	2,894	–	Staff Quarters	100%	–	10 years commencing on 20 Mar 2006 and renewable for further terms until 2049
Flats E of 8-11/F, Block 13	473	–	Staff Quarters	42.6%	–	
Edificio Industrial Fu Tai, Macau Unit A4 on 4/F	350	–	Plant	100%	–	2013 renewable to 2049

SCHEDULE OF MAJOR PROPERTIES

Investment and Hotel Properties

	Approx. Total Gross Floor Area (Sq.m)	Approx. Total Site Area (Sq.m)	Primary Use	Group's Interest	Occupancy Rate as of Dec 2007	Monthly Average Rental Rate for 2007	Approx. Lettable Floor Area (Sq.m)	Year of Lease Expiry
The Westwood, 8 Belcher's Street, Hong Kong	20,724	–	Commercial	51%	85%	HK$293 psm	14,682	2030
The Belcher's, 89 Pok Fu Lam Road, Hong Kong	572 motor car parking spaces	–	Carpark	51%	100%	HK$3,200 per carpark per month	–	2030
	33 motorcycle parking spaces	–	Carpark	51%	18.18%	HK$1,000 per carpark per month	–	2030
Liberté Place, 833 Lai Chi Kok Road, Kowloon	5,600	–	Commercial	64.56%	96.13%	HK$359 psm	4,083	2049
Liberté, 833 Lai Chi Kok Road, Kowloon	515 motor car parking spaces	–	Carpark	64.56%	90.7%	HK$1,500 per carpark per month	–	2049
	140 lorry parking spaces	–	Carpark	64.56%	55%	HK$1,800 per carpark per month	–	2049
	45 motorcycle parking spaces	–	Carpark	64.56%	48.89%	HK$300 per carpark per month	–	2049
Seymour Place, LG/F & G/F, 60 Robinson Road, Hong Kong	974	–	Commercial	100%	100%	HK$448 psm	822	2858
Seymour Place, G/F, 1/F - 3/F, 60 Robinson Road, Hong Kong	26 parking spaces	–	Carpark	100%	69.2%	HK$3,150 per carpark per month	–	2858
Monmouth Place, L1 - L4, 9L Kennedy Road, Hong Kong	18 parking spaces	–	Carpark	100%	88.9%	HK$2,000 to 3,500 per carpark per month	–	2047
Starhouse Plaza, Shop No. 5B on G/F, and portion of Shops in Basement, Star House, excluding Shop A, 3 Salisbury Road, Tsimshatsui, Kowloon	2,643	–	Commercial Shopping Arcade	100%	97.9%	HK$414 psm	2,129	2863

	Approx. Total Gross Floor Area (Sq.m)	Approx. Total Site Area (Sq.m)	Primary Use	Group's Interest	Occupancy Rate as of Dec 2007	Monthly Average Rental Rate for 2007	Approx. Lettable Floor Area (Sq.m)	Year of Lease Expiry
Mandarin Oriental Macau, Avenida da Amizade, Macau	50,801	9,865	Hotel	50%	–	–	–	2017
Extension in the Outer Harbour New Reclamation Zone, Macau (Note 4)	1,369	15,176	Resort	50%	–	–	–	2007 renewable to 2049
Shun Tak House, 11 Largo do Senado, Macau	2,731	–	Commercial	100%	100%	MOP199 psm	2,673	Freehold
The Westin Resort Macau and Macau Golf & Country Club, Hac Sa Beach, Coloane, Macau	42,285	767,373	Hotel/ Golf Course	34.9%	–	–	–	2013 renewable to 2049
Nova Taipa Gardens, Macau	3,463	–	Commerical	100%	85%	MOP151 psm	3,463	2015
Nova City Phase I, Macau	727	–	Commerical	100%	49%	MOP285 psm	727	2031
Shun Tak Business Centre, 246 Zhongshan Si Road, Guangzhou, PRC	28,453	–	Office	60%	90.5%	RMB76 psm	28,453	2045
	5,801	–	Commerical Shopping Arcade	60%	100%	RMB89 psm	5,801	2035
	5´ parking spaces	–	Carpark	60%	71%	RMB600 to 1,200 per carpark per month	–	2035

Notes:

(1) Completion date of the acquisition is extended to on or before 30 June 2008 because additional time is needed for the Macau SAR Government to finalize the Master Plan for the Nam Van District and the site area for Harbour Mile first before the submitted development plans can be approved.

(2) Completion pending issuance and publication of land concession contract by the Macau SAR Government.

(3) Subject to agreement with the Macau SAR Government for replacement of another site, having the same gross floor area, in Cotai, Macau.

(4) Renewal has been submitted pending written confirmation from the Macau SAR Government.

GROUP FINANCIAL REVIEW

Turnover Analysis

TURNOVER BY DIVISION



2.8%
25.5%
2007
11.1%
60.6%
4.8%
11.9%
11.6%
2006
71.7%
Transportation
Hospitality
Property
Investment and others

(HK$ million)	2007	2006	Variance	%	Remarks
Transportation	**2,011**	1,798	213	12	The increase was primarily due to growth in passenger volume resulting from dynamic economic growth in Macau.
Property	**846**	299	547	183	The increase was mainly due to the property sales at Radcliffe and contribution from Nova City after our Group's acquisition.
Hospitality	**368**	291	77	26	The increase was mainly due to the growth in tourism related business in Macau.
Investment and others	**93**	121	(28)	(23)	The decrease was mainly due to the reduced dividend income from STDM.
Total	**3,318**	2,509	809	32	

TURNOVER BY GEOGRAPHICAL AREA

(HK$ million)	2007	2006	Variance	%	Remarks
Hong Kong	**1,718**	1,270	448	35	The increase was mainly due to sales of residential units of the Group's Hong Kong properties and partly due to more ticket revenue from its transportation division.
Macau	**1,369**	1,059	310	29	The increase was mainly due to the growth in both ticket revenue from the transportation division and revenue from tourism related business of the hospitality division.
Others	**231**	180	51	28	
Total	**3,318**	2,509	809	32	

Profit and Loss Analysis

OPERATING PROFIT BY DIVISION



12.1%
2007
38.7%
42.8%
6.4%



22.6%
2006
52.7%
18.7%
6.0%
Transportation
Hospitality
Property
Investment and others

(HK$ million)	2007	2006	Variance	%	Remarks
Transportation	**259**	237	22	9	The increase was largely attributable to growth in passenger volume resulting from surge of visitors to Macau.
Property	**287**	84	203	242	The increase was mainly due to profit generated from property sales at Radcliffe, contribution from Nova City after our Group's acquisition and sales of the remaining residential units at The Belcher's.
Hospitality	**43**	27	16	59	This division continued to report satisfactory result attributable to increasing visitors arrivals in Macau.
Investment and others	**81**	102	(21)	(21)	The decrease was mainly due to the reduced dividend income from STDM.
Unallocated net income	**34**	69	(35)	(51)	The variance was largely due to increased corporate overhead and reduced interest income.
Fair value changes on investment properties	**121**	62	59	95	
Operating profit	**825**	581	244	42	

Profit and Loss Analysis (Continued)

OPERATING PROFIT BY DIVISION (Continued)

(HK$ million)	2007	2006	Variance	%	Remarks
Operating profit	**825**	581	244	42	
Excess of interest in fair value of net assets acquired over cost of acquisition of subsidiaries	**291**	23	268	1,165	This principally arose from the acquisition of a subsidiary which holds the right of a land concession in respect of a property site located in Macau for a columbarium project.
Finance costs	**(61)**	(48)	(13)	(27)	The increase was principally due to additional loans drawn during the year.
Share of results of associates	**283**	400	(117)	(29)	The variance was due to less profit recognised from Nova City project in 2007 despite the fact that it still saw significant contribution for the year. Mandarin Oriental Macau and the Westin Resort Macau continued to report satisfactory results.
Share of results of jointly controlled entities	**23**	(17)	40	235	Major contribution improvement was attributable to a 40% owned jointly controlled entity which operates a ferry terminal at Hong Kong International Airport and share of profit of a 51% owned property project in Macau.
Profit before taxation	**1,361**	939	422	45	
Taxation	**(99)**	(57)	(42)	(74)	
Profit after taxation	**1,262**	882	380	43	
Profit attributable to minority interests	**(248)**	(218)	(30)	(14)	This mainly represented the interests of minority shareholders in transportation and property divisions.
Profit attributable to equity holders of the Company	**1,014**	664	350	53	

OPERATING PROFIT BY GEOGRAPHICAL AREA

(HK$ million)	2007	2006	Variance	%	Remarks
Hong Kong	**473**	281	192	68	The variance mainly represented profit earned for the sale of properties at Radcliffe and fair value gain of investment properties in Hong Kong.
Macau	**263**	237	26	11	Nova City project has contributed to the increase in profit after wholly owned by our Group in December 2007. Before that, it was our Group's 25% owned associate and equity accounted for.
Others	**89**	63	26	41	The increase was mainly due to fair value gain of an investment property in Guangzhou and certain structured financial products.
Total	**825**	581	244	42	

ANALYSIS ON SHARE OF RESULTS OF ASSOCIATES

(HK$ million)	2007	2006	Variance	%	Remarks
Transportation	**1**	–	1	n/a	
Property	**225**	348	(123)	(35)	The variance was due to less profit recognised from Nova City project in 2007 despite the fact that it still saw significant contribution for the year.
Hospitality	**55**	50	5	10	Both Mandarin Oriental Macau and the Westin Resort Macau recorded increased contribution despite keen competition.
Investment and others	**2**	2	–	–	
Total	**283**	400	(117)	(29)	

Liquidity, Financial Resources and Capital Structure

At 31 December 2007, the Group's total net assets increased by 43% over last year to HK$15,383 million. Cash and liquidity position remains strong and healthy. During the year, net cash used in operating activities amounted to HK$681 million which included payment of land premium of HK$1,135 million for Chatham Garden. The cash outflow for investing activities was mainly attributable to HK$6,870 million cash consideration paid for acquiring additional 75% interests in Nova Taipa Gardens and Nova City projects. Major cash inflow for financing activities included HK$5,358 million for additional bank loans and HK$1,687 million net proceeds from share placement.

CASH FLOW VARIANCE ANALYSIS

(HK$ million)	**2007**	2006	Variance
Operating activities	**(681)**	(276)	(405)
Investing activities	**(6,159)**	341	(6,500)
Financing activities	**6,971**	(490)	7,461
Net increase/(decrease) in cash and cash equivalents	**131**	(425)	556

The Group's bank balances and deposits amounted to HK$3,565million at 31 December 2007. It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. At 31 December 2007, total loan facilities available to the Group amounted to HK$10,555 million, of which HK$4,346 million remained undrawn. The loan facilities outstanding at the year end amounted to HK$6,209 million. The maturity profile of the Group's borrowings is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Over 5 years	Total
52%	3%	43%	2%	100%

Based on a net borrowings of HK$2,624 million at the year end, the Group's gearing ratio (expressed as a ratio of net borrowings to equity attributable to equity holders of the Company) was 20.1% (2006: nil). The Group will continue to maintain a healthy gearing ratio and consider to reduce its finance costs.

During the year, 5,697,670 new shares were issued upon exercise of share options and 7,902,000 shares were repurchased and cancelled. The Company incurred approximately HK$85 million for the said repurchase. Pursuant to a top-up share placement announced on 27 September 2007, the Company issued 140 million new ordinary shares on 11 October 2007 at a price of HK$12.25 per share. The proceeds, net of expenses, amounted to approximately HK$1,687 million. At 31 December 2007, the Group had commitment of HK$1,485 million to finance a joint venture project with Hongkong Land Holdings Limited to develop One Central in Macau.

Capital expenditure commitments of the Group amounted to HK$511 million, a major portion of which was related to the Hong Kong SkyCity Marriott Hotel project at the Hong Kong International Airport.

Material acquisition

In December 2007, the Group completed the acquisition of additional 75% interests in Nova Taipa-Urbanizações, Limitada through an indirect wholly owned subsidiary of the Group for a cash consideration of approximately HK$6,870 million. The Group now owns 100% interest in Nova Taipa Gardens and Nova City projects.

Pledge of Assets

At the year end, certain assets of the Group with an aggregate carrying value of HK$800 million (2006: HK$545 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities of the Group at the year end.

Financial Risk

The Group adopts a conservative policy in financial risk management with minimal exposure to currency and interest rate risks. The funds raised by the Group are on a floating rate basis. None of the Group's outstanding borrowings was denominated in foreign currency at the year end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal. While the Group has financial assets denominated in the United States dollar and Macau pataca, they are continuously pegged to Hong Kong dollar and the exposure to currency risk for such currencies is minimal to the Group. The Group engages in fuel hedging activities to minimise its exposure to fluctuations in fuel prices in accordance with the Group's approved treasury policies. It is the Group's policy not to engage in any speculative trading activity.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,500 employees at the year end. The Group adopts competitive remuneration packages for its employees. Promotion and salary increment are based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2007.

Group Activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries, associates and joint ventures are shown on pages 150 to 152.

The analysis of the principal activities and geographical locations of the operations of the Group during the financial year are shown in note 36 to the financial statements.

Group Financial Statements

The profit of the Group for the year ended 31 December 2007 and the state of affairs of the Company and of the Group at that date are shown in the financial statements on pages 68 to 152. A commentary on annual results is included in the Chairman's Statement on pages 12 to 13 and Review of Operations on pages 14 to 31.

Particulars of Principal Subsidiaries, Associates and Joint Ventures

Particulars regarding the principal subsidiaries, associates and joint ventures of the Company and of the Group are shown on pages 150 to 152.

Dividends

An interim dividend of 7 HK cents per share was paid in October 2007. The Directors now recommend the declaration of a final dividend of 7 HK cents per share in respect of the year ended 31 December 2007 payable to shareholders on the record on 19 June 2008.

Property, Plant and Equipment

The movements in property, plant and equipment of the Company and of the Group during the year are shown in note 12 to the financial statements.

Particulars of Properties

Particulars regarding the properties and property interests held by the Group are shown on pages 34 to 37.

Share Capital

The movements in share capital of the Company during the year are shown in note 31 to the financial statements.

Share Placement

Pursuant to the Placing and Subscription Agreement (the Agreement) dated 27 September 2007, 140 million existing shares in the Company were placed at HK$12.25 per share (the Placing Price) through a top-up share placement arrangement (Share Placement) and the Company subsequently issued 140 million new ordinary shares (New Shares). The placees were professional, institutional and/or corporate investors who are third parties independent of the Company and its connected persons. There were over six placees. The Placing Price represented (i) a discount of approximately 4.15% to the closing price of HK$12.78 per share as quoted on The Stock Exchange of Hong Kong Limited (Stock Exchange) on 25 September 2007, the last trading day immediately before the Agreement was signed, (ii) a discount of approximately 1.05% to the average of the closing prices of approximately HK$12.38 per share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 25 September 2007, and (iii) a premium of approximately 206.25% over the net asset value per share of approximately HK$4 based on the audited consolidated net asset value of the Group as at 31 December 2006 and the number of shares in issue as at 31 December 2006.

The New Shares represented approximately 6.41% of the issued share capital of the Company prior to the Share Placement. The issue price for the New Shares was HK$12.25 per share, which is equivalent to the Placing Price. A net amount of approximately HK$1,687 million in aggregate after expenses was received.

The placing and subscription broadened the shareholder and capital base of the Company and the net proceeds of the Share Placement was intended for investment opportunities in the Macau property market.

Reserves

The movements in reserves of the Company and of the Group during the year are shown in note 33 to the financial statements.

Donations

During the year, the Group made donations for charitable and community purposes amounted to HK$187,000 (2006: HK$164,000).

Group Borrowings

Details of borrowings repayable within one year and long-term loans are shown in notes 27 and 30 to the financial statements.

Finance Costs Capitalised

Finance costs capitalised by the Group during the year amounted to HK$14,956,000 (2006: HK$6,944,000).

Major Customers and Suppliers

It is the policy of the Group to have several suppliers for particular materials so as to avoid over-reliance on a single source of supply. The Group maintains good relationships with its major suppliers and has not experienced any significant difficulties in sourcing essential materials.

During the year, 27% of the Group's turnover was attributable to the Group's five largest customers combined, with the largest customer accounting for 14% of the Group's total turnover. 84% of the Group's purchases was attributable to the Group's five largest suppliers combined, with the largest supplier accounting for 44% of the Group's total purchases.

Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum have beneficial interests in Sociedade de Turismo e Diversões de Macau, S.A. (STDM), one of the five largest customers and suppliers of the Group. STDM is a substantial shareholder of the Company. Save as disclosed, no other Directors, their associates or shareholders (which to the knowledge of the Directors own more than 5% of the Company's issued share capital) were interested, at any time during the year, in the Group's five largest customers or suppliers.

Material Acquisitions

During the year under review, the Group acquired 75% equity interest in Nova Taipa – Urbanizações, Limitada for approximately HK$6,870 million. Details of such transactions are shown in note 35(b) to the financial statements.

Directors

The present Directors of the Company are listed on page 1.

Mr. Yeh V-Nee was appointed as an Independent Non-Executive Director on 1 January 2007. Mr. Robert Kwan resigned as Independent Non-Executive Director on 1 January 2007.

At the forthcoming annual general meeting, Dr. Stanley Ho, Ms. Pansy Ho, Mr. Anthony Chan and Mr. Norman Ho will retire by rotation in accordance with Article 77 of the Company's Articles of Association. Being eligible, all the retiring Directors offer themselves for re-election.

The Company has received confirmations of independence from the Independent Non-Executive Directors, namely Sir Roger Lobo, Mr. Norman Ho, Mr. Charles Ho and Mr. Yeh V-Nee and considers them to be independent.

Corporate Governance

The Company is committed to maintaining the highest standard of corporate governance practices. Information on the corporate governance practices adopted by the Company is set out in the Report on Corporate Governance Practices on pages 61 to 66.

Directors' Interests in Contracts and Connected Transactions

1. Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung (appointed representative of a corporate director), Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum are directors of, and have beneficial interests in, STDM, which is a substantial shareholder of the Company. Dr. Stanley Ho and Dr. Ambrose So are directors of, and have beneficial interests in, Sociedade de Jogos de Macau, S.A. (SJM). SJM is a subsidiary of STDM and one of the gaming concessionaires which have been granted a concession by the Macau government to operate casinos in Macau.

   During the year, the Group had the following transactions with the STDM Group:

   (i) The Group received total fees of HK$25.5 million from STDM for managing hotels owned by STDM.

   (ii) Shun Tak-China Travel Shipping Investments Limited (ST-CTSI), a non-wholly-owned subsidiary of the Company, purchased HK$323.6 million of fuel from the STDM Group during the year for its Macau shipping operations. ST-CTSI is beneficially owned as to 42.6% by the Company, 28.4% by STDM and 29% by China Travel International Investment Hong Kong Limited (CTII). Under this arrangement, STDM supplies and loads fuel into ST-CTSI vessels at the Macau Outer Harbour Terminal. The cost of fuel is its market price plus a small handling charge. The Fuel Arrangement Agreement expired on 31 December 2007. On 12 November 2007, ST-CTSI signed an amendment to the Fuel Arrangement Agreement with STDM to continue the Fuel Arrangement for a further 3 years from 1 January 2008 to 31 December 2010 and renewable for a further 3 years unless terminated by either party giving notice to the other party. As approved at the extraordinary general meeting held on 12 December 2007, the 2007 annual cap on the Fuel Arrangement was revised upward after taking into account market trend of rising fuel prices and the usage projection of fuel in the fourth quarter of 2007.

   (iii) Under an agency agreement between ST-CTSI and STDM (the STDM Agency Agreement), STDM acted as the agent of ST-CTSI for sale of ferry tickets for which it received HK$20.5 million of commission. The commission was calculated at 5% of the total net ticket sales generated by STDM as agent (less any discounts and concessions on ferry tickets agreed by ST-CTSI and any tax, fees or levies paid thereon to any government or ferry terminal operator).

   During the year, HK$423.2 million of TurboJET tickets were sold to STDM for its own use. A discount of 5% up to a maximum of 12% (varying depending on the volume of the bulk purchases), totalling HK$21 million, was granted on such bulk purchases.

   The commission and discount rates for STDM are within the range of commission and discount rates granted by ST-CTSI to other sales agents and bulk purchasers respectively. The STDM Agency Agreement expired on 31 December 2007. On 12 November 2007, ST-CTSI and STDM signed an amendment to the STDM Agency Agreement to continue the STDM Agency Agreement for a further 3 years from 1 January 2008 to 31 December 2010 and renewable for a further 3 years unless terminated by either party giving notice to the other party.

   (iv) The Group received total fees of HK$9.4 million from STDM relating to the operation and property management of the Macau Tower Convention & Entertainment Centre owned by STDM.

2. On 7 March 2003, ST-CTSI entered into an agreement with New World First Holdings Limited (NWFH), a 50% owned jointly controlled entity of New World Development Company Limited (NWD). NWD is a substantial shareholder of Ranex Investments Limited, a 51% subsidiary of the Company. Under the terms of the agreement, ST-CTSI and NWFH agreed to cooperate and coordinate with each other in providing, through their subsidiaries and operators (ST-CTSI Operators and NWFH Operators respectively), ferry services between Hong Kong and Macau.

   In particular, the provisions of the agreement provide that:

   (i) ST-CTSI Operators will operate the Hong Kong Ferry Service between the Hong Kong Macau Ferry Terminal and Macau for themselves and on behalf of NWFH Operators pursuant to the Vessel Entrustment Arrangement if requested by NWFH Operators; and NWFH Operators will operate the Kowloon Ferry Service between the China Ferry Terminal and Macau for themselves and on behalf of ST-CTSI Operators pursuant to the Vessel Entrustment Arrangement if requested by ST-CTSI Operators. If the Vessel Entrustment Arrangement is utilised, there would be an entrustment charge comprising a ticket handling fee of HK$30 per passenger ticket payable by the requesting operator;

   (ii) ST-CTSI Operators will make arrangements to refer their customers who wish to travel on the Kowloon Ferry Service to NWFH Operators; and NWFH Operators will make arrangements to refer their customers who wish to travel on the Hong Kong Ferry Service to ST-CTSI Operators. A fee of HK$10 per passenger referred is payable to the referring operator; and

   (iii) if the need arises, transferring of vessels by ST-CTSI to NWFH if mutually satisfactory terms are agreed.

   In consideration for entering into the agreement, NWFH pays to ST-CTSI an annual fee of HK$30 million for the duration of the agreement, being 5 years from 8 March 2003. The agreement was early terminated on 30 September 2007. During the period from 1 January 2007 to 30 September 2007, the Group received such annual fee on pro-rata basis in the amount of HK$22.5 million. No entrustment charge or referral fee was received or paid.

3. On 19 September 2007, Shun Tak-China Travel Ship Management Limited (ST-CTSM), a wholly-owned subsidiary of ST-CTSI, entered into an agreement with New World First Ferry Services (Macau) Limited (NWFF), a company owned as to 50% by NWS Holdings Limited which is a subsidiary of NWD. Under the terms of the agreement, the Hong Kong Ferry Service and the Kowloon Ferry Service will be managed and operated at all times by ST-CTSM and NWFF respectively.

   In particular, the provisions of the agreement provide that:

   (i) ST-CTSM will make available discounted seats to NWFF for the Hong Kong Ferry Service in accordance with a discount formula, being the higher of the lowest fare offered by ST-CTSM in the market (including fares offered to agents and brokers) per one-way ticket, or a discount rate of 20% off the published rate (net of tax and fees) of such ticket, provided that the discounted seats fee will not exceed HK$30 million per annum;

   (ii) ST-CTSM and NWFF agree to sell ferry tickets for ferry services operated by each other for commissions at a rate to be mutually agreed from time to time, provided that in the case of NWFF, cross-selling by NWFF of tickets for the Hong Kong Ferry Service would commence after the discounted seats fee paid to ST-CTSM had reached HK$30 million per annum; and

   (iii) ST-CTSM and NWFF may charter available vessels from each other to operate additional sailings of their respective ferry services at a charter-hire fee and other terms to be mutually agreed from time to time.

   The term of the agreement was for an initial period of 1 year commencing from 1 October 2007 but subsequently postponed to 1 November 2007, and will be automatically renewed for 2 successive 1-year periods unless terminated by either party giving notice to the other party.

   During the period from 1 November 2007 to 31 December 2007, discounted seats fee of HK$2.1 million was paid by NWFF to ST-CTSM. Charter-hire fee in the amount of HK$0.1 million was paid by ST-CTSM to NWFF. No ticket sales commission was received or paid.

4. Pursuant to an agency agreement entered into between ST-CTSI and China Travel Service (Hong Kong) Limited (CTSHK) dated 3 June 1999, CTSHK was appointed by ST-CTSI as a non-exclusive general sales agent for the sale of ferry tickets for ferry services operated by ST-CTSI. CTSHK is a subsidiary of CTII, which is a substantial shareholder of ST-CTSI. CTSHK promotes and markets at its own cost the ferry services provided by ST-CTSI.

   In consideration for the sales agency and business development services provided by CTSHK, ST-CTSI pays a monthly commission based on a market rate of 2% of the total net ticket sales received on all routes of ST-CTSI (less any discounts and concessions on ferry tickets agreed by ST-CTSI, and any taxes, fees or levies paid thereon to any government or ferry terminal operator).

   On 12 November 2007, ST-CTSI entered into a new agency agreement with CTSHK to terminate the aforesaid agreement and to engage CTSHK as a non-exclusive general sales agent for the sale of ferry tickets for an initial period from 12 November 2007 to 31 December 2009 and renewable for further 3 years unless terminated by either party giving notice to the other party.

   During the year, ST-CTSI paid commissions of HK$38.1 million to CTSHK.

5. During the year, the Group had the following transactions with ST-CTSI:

   (i) On 1 October 2004, Wincent Limited (Wincent), a wholly-owned subsidiary of the Company, entered into a general sales agency agreement with ST-CTSI to appoint Wincent as a non-exclusive general sales agent for the sale of ferry tickets for ferry services operated by ST-CTSI. Wincent promotes and markets at its own cost the ferry services provided by ST-CTSI.

   In consideration for the sales agency and business development services provided by Wincent, ST-CTSI pays a commission monthly based on a market rate of 2% of the total net ticket sales received on all routes of ST-CTSI (less any discounts and concessions on ferry tickets agreed by ST-CTSI, and any taxes, fees or levies paid thereon to any government or ferry terminal operator).

   The agency agreement expired on 30 September 2007. Due to the expiry of the agency agreement, ST-CTSI and Wincent entered into a new agency agreement on 12 November 2007 for an initial period from 1 October 2007 to 31 December 2009 and renewable for further 3 years unless terminated by either party giving notice to the other party.

   During the year, ST-CTSI paid commissions of HK$38.1 million to Wincent.

   (ii) On 15 October 2004, Crown Development Limited (Crown), a wholly-owned subsidiary of the Company, entered into a software agreement with ST-CTSI under which Crown provides software and related services for an online booking system for the sale of ferry tickets for ferry services operated by ST-CTSI. ST-CTSI pays to Crown a software fee of US$1 per ferry ticket sold through the online ticketing system (excluding transactions undertaken online by members of the Group or sourced in Macau and Hong Kong).

   The software agreement expired on 30 September 2007. Due to the expiry of the software agreement, ST-CTSI and Crown entered into a new software agreement on 12 November 2007 for an initial period from 1 October 2007 to 31 December 2009 and renewable for further 3 years unless terminated by either party giving notice to the other party.

   During the year, ST-CTSI paid software fees of HK$2.2 million to Crown.

6. In January 1987, Shun Tak Properties Limited (STP), a wholly-owned subsidiary of the Company which manages the Shun Tak Centre (a commercial property and shopping mall in Sheung Wan), entered into an agreement to engage Kiu Lok Service Management Company Limited (Kiu Lok), a non-wholly-owned subsidiary of NWD, as a consultant to advice and assist in the management of Shun Tak Centre for an indefinite term. On 12 November 2007, STP entered into a new consultancy agreement with Kiu Lok to terminate the aforesaid agreement and to engage Kiu Lok as a consultant for an initial period from 12 November 2007 to 31 December 2009 and renewable for a further term from 1 January 2010 to 3 March 2011. STP pays to Kiu Lok a monthly consultancy fee based on 50% of its manager remuneration receivable for managing Shun Tak Centre. During the year, STP paid consultancy fee of HK$5.1 million to Kiu Lok.

   On 14 November 2007, the Company entered a Master Leasing Agreement with Shun Tak Centre Limited (STC), a company beneficially owned by Dr. Stanley Ho, STDM and NWD, under which the Group will continue to rent premises at the Shun Tak Centre from STC (including the lease of Hong Kong Macau Ferry Terminal). The new leases will be for a fixed term of not more than three years. The lease rentals are determined with reference to open market rentals. During the year, the total rental and related expenses paid by the Group to STC amounted to HK$7.8 million. The Master Leasing Agreement has been in force for an initial period from 14 November 2007 to 31 December 2009 and renewable for successive terms of 3 years unless terminated by either party in writing.

   The Independent Non-Executive Directors have confirmed that the continuing connected transactions mentioned in items 1 to 6 above have been entered into:

   (a) in the ordinary and usual course of business of the Group;

   (b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

   (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

   The auditors of the Company have confirmed that the continuing connected transactions mentioned in items 1 to 6:

   (a) have received the approval of the Board of Directors;

   (b) are in accordance with the pricing policies of the Group if the transactions involve provision of goods or services by the Group;

   (c) have been entered into in accordance with the relevant agreements governing the transactions; and

   (d) have not exceeded the caps disclosed in previous announcements.

7. On 11 November 2004, Shun Tak Nam Van Investment Limited (Shun Tak Nam Van), a wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with Sai Wu Investimento Limitada (Sai Wu), a company beneficially owned as to 60% by Dr. Stanley Ho and 40% by independent third parties, to acquire the interest in the land development right in respect of the property sites adjoining the Macau Tower in Nam Van, Macau. A refundable deposit of HK$500 million was paid by Shun Tak Nam Van to Sai Wu for further extension of the completion date of the acquisition without changing the consideration or other terms of the acquisition. On 20 June 2007, the completion date of the acquisition was further extended from 30 June 2007 to on or before 30 June 2008.

8. Nova Taipa - Urbanizações, Limitada (NTU) was beneficially owned as to 25% by the Company, 25% by STDM and 50% by Hopewell Holdings Limited (HHL). NTU is engaged in property development and investment in Macau and its principal asset is the property development located at the northern part of Taipa, Macau. The development has two-main parts, namely Nova City and Nova Taipa Gardens managed by Nova City Property Management Limited (NCPM) and Nova Taipa Gardens Property Management Limited (NTGPM) respectively. NCPM and NTGPM were beneficially owned as to 50% by the Company and 50% by HHL.

On 25 June 2007, Ace Wonder Limited (Ace Wonder), a wholly-owned subsidiary of the Company, entered into a conditional sales and purchase agreement with Hopewell Properties (BVI) Limited, a wholly-owned subsidiary of HHL, for the acquisition (the HHL Acquisition) by Ace Wonder of the entire issued share capital of Nomusa Limited whose principal assets comprise a 50% interest in NTU (and amount due from NTU), 50% issued share capital of NCPM and 50% issued share capital of NTGPM at a cash consideration of HK$4,580 million. Shun Tak Property Management (Macau) Investment Limited was nominated by Ace Wonder to take up the 50% shares in NCPM and NTGPM.

The HHL Acquisition, by virtue of STDM's 25% equity interest in NTU, constituted a connected transaction for the Company under the Listing Rules.

On 26 June 2007, Ace Wonder entered into another conditional sales and purchase agreement with Rapid Success Investments Limited (Rapid Success), a wholly-owned subsidiary of STDM, for the acquisition (the STDM Acquisition) by Ace Wonder of the entire issued share capital of Fast Shift Investments Limited (Fast Shift), whose principal assets comprise a 25% interest in NTU (and amount due from NTU), and the loans owed by Fast Shift to Rapid Success at a cash consideration of HK$2,290 million.

As STDM is a connected person of the Company, the STDM Acquisition constituted a connected transaction of the Company under the Listing Rules.

The HHL Acquisition and the STDM Acquisition were completed on 18 December 2007 and 12 December 2007 respectively and each of NTU, NCPM and NTGPM became an indirect wholly-owned subsidiary of the Company.

9. In connection with the grand opening ceremony of the MGM Grand Macau Hotel (MGM Hotel) on 18 December 2007 and Christmas celebrations, the Group provided travel agency services and decoration services to MGM Grand Paradise Limited (MGM), a company owned as to 50% by Ms. Pansy Ho, a substantial shareholder and a Director of the Company. In December 2007, the Group had the following ad-hoc and one-off transactions with MGM:

   (i) Shun Tak Travel Services Limited (STTS), a wholly-owned subsidiary of the Company, provided travel agency services to MGM in arranging accommodation and transportation for attendees to the opening ceremony of MGM Hotel. The total revenue received by STTS from MGM amounted to approximately HK$4 million.

   (ii) Living Matters Company Limited (LMC), a wholly-owned subsidiary of the Company, provided interior design and decoration services to MGM for the MGM Hotel opening and Christmas celebrations. The total revenue received by LMC from MGM amounted to approximately HK$3.2 million.

10. The Group has granted financial assistance to several companies in which it is a shareholder together with other connected parties and such financial assistance remained outstanding as at 31 December 2007:

   (i) Shun Tak Cultural Centre Limited is owned as to 60% by the Group and 40% by a company beneficially owned by Dr. Stanley Ho. Shareholders' loans of HK$261.9 million, in proportion to their respective shareholdings, are on an interest-free basis.

   (ii) Onluck Finance Limited is owned as to 64.56% by the Group and 35.44% by Sun Hung Kai Properties Limited, a substantial shareholder of certain subsidiaries of the Company. Shareholders' loans of HK$5 million, in proportion to their respective shareholdings, are on an interest-free basis.

   (iii) Shun Tak Creative Services Group Limited is owned as to 80% by the Group and 20% by STDM. Shareholders' loans of HK$500.8 million, in proportion to their respective shareholdings, are on an interest-free basis.

Under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules), the above transactions constitute connected transactions of the Company and require disclosure in the annual report of the Company.

Save as disclosed above, details of significant related party transactions that did not constitute connected transactions entered into during the year were disclosed in note 37 to the financial statements.

Save for the transactions aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Businesses

During the year, the following Directors are considered to have interests in the following businesses, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group:

Dr. Stanley Ho has beneficial interests in Melco International Development Limited, STC and STDM, which are also engaged in the businesses of property investment, property development and/or hospitality. Dr. Stanley Ho is a director of STC and STDM. Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum are directors of STDM. Dr. Ambrose So is a director of SJM, which is also engaged in the business of hospitality.

Dato' Dr. Cheng Yu Tung is a director of NWD Group, Chow Tai Fook Enterprises Limited, Melbourne Enterprises Limited, Lifestyle International Holdings Limited and the appointed representative of a corporate director of STDM, which are also engaged in the businesses of property investment, property development, property management, transportation services and/or hospitality.

Ms. Pansy Ho, Ms. Daisy Ho, Ms. Maisy Ho and Mr. David Shum are directors of STC, which is also engaged in the business of property investment.

Ms. Pansy Ho is a director of, and has a beneficial interest in, MGM Grand Paradise (HK) Limited, which is also engaged in the business of hospitality. Ms. Daisy Ho is a director of that company.

Ms. Pansy Ho is a director of Air Macau Company Limited, which is also engaged in transportation services in Macau.

The above-mentioned competing businesses are managed by separate entities with independent management and administration. The Board of Directors of the Company is of the view that the Group is capable of carrying on its businesses independently of, and at arm's length from, the businesses of these entities. When making decisions, the relevant Directors, in performance of their duties as Directors of the Company, have acted and will continue to act in the best interests of the Group.

Disclosure of Interests

As at 31 December 2007, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (SFO)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code) as set out in Appendix 10 to the Listing Rules, were as follows:

a) Interests of the Directors in Shares and Underlying Shares of the Company

Name of Director	Nature of Interests	Ordinary Shares of HK$0.25 each Personal Interests	Note	Corporate Interests	Note	Approximate Percentage of Total Issued Shares Note (i)
Stanley Ho	Interests in issued shares	250,936,160		39,021,590	(iii)	12.45%
	Interests in unissued shares	–		148,883,374	(iv)	6.39%
	Interests in underlying shares	1,587,300	(ii)	–		0.07%
Roger Lobo		–		–		–
Norman Ho		–		–		–
Charles Ho		–		–		–
Yeh V-Nee		–		–		–
Cheng Yu Tung		–		–		–
Louise Mok	Interests in issued shares	332,627		–		0.01%
Pansy Ho	Interests in issued shares	15,152,821		191,931,661	(v)	8.89%
	Interests in unissued shares	–		148,883,374	(iv)	6.39%
	Interests in underlying shares	30,592,523	(ii)	–		1.31%
Daisy Ho	Interests in issued shares	20,367,028		97,820,707	(vi)	5.08%
	Interests in unissued shares	–		148,883,374	(iv)	6.39%
	Interests in underlying shares	25,592,523	(ii)	–		1.10%
Ambrose So	Interests in issued shares	8,906,250		87,452	(vii)	0.39%
	Interests in underlying shares	20,157,740	(ii)	–		0.87%
Patrick Huen	Interests in issued shares	62,500		5,994,849	(viii)	0.26%
	Interests in underlying shares	10,078,870	(ii)	–		0.43%
Anthony Chan	Interests in issued shares	12,110,120		–		0.52%
Maisy Ho	Interests in issued shares	1,630,435		23,066,918	(ix)	1.06%
	Interests in underlying shares	20,157,740	(ii)	–		0.87%
David Shum	Interests in underlying shares	5,000,000	(ii)	–		0.21%

Notes:

(i) As at 31 December 2007, the total number of issued shares of the Company is 2,328,309,734.

(ii) These represent the interests in underlying shares in respect of share options granted by the Company, the details of which are stated in section (d) "Share Options".

(iii) The 39,021,590 shares of Dr. Stanley Ho comprise 11,446,536 shares held by Sharikat Investments Limited (SIL), 24,838,987 shares held by Dareset Limited (DL) and 2,736,067 shares held by Lanceford Company Limited (LCL). SIL, DL and LCL are wholly-owned by Dr. Stanley Ho.

(iv) The 148,883,374 unissued shares of Dr. Stanley Ho, Ms. Pansy Ho and Ms. Daisy Ho are the same parcel of shares, and represent shares to be allotted to Alpha Davis Investments Limited (ADIL) upon completion of the acquisition as described in the Company's circular dated 17 December 2004. ADIL is owned as to 47% by Innowell Investments Limited (IIL) and 53% by Megaprosper Investments Limited (MIL). IIL is wholly-owned by Dr. Stanley Ho. MIL is owned as to 51% by Ms. Pansy Ho and 39% by Ms. Daisy Ho.

(v) The 191,931,661 shares of Ms. Pansy Ho comprise 97,820,707 shares held by Beeston Profits Limited (BPL) and 94,110,954 shares held by Classic Time Developments Limited (CTDL). BPL and CTDL are wholly-owned by Ms. Pansy Ho.

(vi) The 97,820,707 shares of Ms. Daisy Ho are held by St. Lukes Investments Limited, which is wholly-owned by Ms. Daisy Ho.

(vii) The 87,452 shares of Dr. Ambrose So are held by Super Gold Holdings Limited, which is wholly-owned by Dr. Ambrose So.

(viii) The 5,994,849 shares of Mr. Patrick Huen are held by Enhance Gain Investments Limited, which is wholly-owned by Mr. Patrick Huen.

(ix) The 23,066,918 shares of Ms. Maisy Ho are held by LionKing Offshore Limited, which is wholly-owned by Ms. Maisy Ho.

b) Interests of the Directors in Shares and Underlying Shares of Subsidiaries of the Company

Name of Director	Name of Subsidiary	Corporate Interest	Percentage of Interest
Stanley Ho	Shun Tak Cultural Centre Limited	4 ordinary shares	40%

c) Interests of the Directors in Shares and Underlying Shares of Other Associated Corporations of the Company

Name of Director	Name of Associated Corporation	Corporate Interest	Percentage of Interest
Pansy Ho	Shun Tak & CITS Coach (Macao) Limited	750 shares	15%

All the interests disclosed in sections (a) to (c) above represent long position in the shares or underlying shares of the Company or its associated corporations.

Save as disclosed above, none of the Directors or any of their associates had or were deemed to have any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations that was required to be recorded under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code as at 31 December 2007.

d) Share Options

As at 31 December 2007, details of share options granted to Directors and employees under the 1993 and 2002 share option schemes (as hereinafter defined) of the Company are as follows:

Grantee	Date of Grant	Exercise Period	Exercise Price per Share	Number of Share Options 1 January 2007	Number of Share Options 31 December 2007
Directors					
Stanley Ho	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	1,587,300	1,587,300
Pansy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	10,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
Daisy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	5,434,783	5,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
Ambrose So	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
Patrick Huen	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	10,078,870	10,078,870
Anthony Chan	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	5,078,870	-
Maisy Ho	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
David Shum	22 September 2004	22 September 2004 to 21 September 2014	HK$4.20	5,000,000	5,000,000
Employees	8 July 2004	8 July 2004 to 7 July 2009	HK$3.95	918,800	300,000

Notes:

(i) The share option scheme of the Company adopted on 18 May 1993 (the 1993 share option scheme) was terminated on 31 May 2002 and no further options could be offered but the outstanding options granted shall continue to be valid and exercisable in accordance with its provisions. A new share option scheme was adopted on 31 May 2002 (the 2002 share option scheme).

(ii) 5,078,870 share options of Mr. Anthony Chan granted under the 2002 share option scheme were exercised during the year ended 31 December 2007. The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$12.96.

(iii) 618,800 share options of employees granted under the 2002 share option scheme were exercised during the year ended 31 December 2007. The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$11.59.

(iv) The share options outstanding at the beginning and at the end of the year granted to Directors are exercisable during a period of 10 years commencing on the date of each grant. These share options vested at the dates of their issues.

(v) The share options outstanding at the beginning and at the end of the year granted to employees are exercisable during a period of 5 years commencing on the date of grant. These share options vested at the dates of their issues.

(vi) During the year ended 31 December 2007, 150,000 share options were granted to an employee under the 2002 share option scheme and exercisable as follows:

Date of Grant	Exercise Period	Exercise Price per Share	Number of Share Options
18 January 2007	30 June 2007 to 29 June 2012	HK$11.84	75,000
18 January 2007	31 December 2007 to 30 December 2012	HK$11.84	75,000
			150,000

The vesting period of these share options was from the date of grant until three months before the commencement of the exercise period. The closing price of the shares of the Company immediately before the date on which the options were granted was HK$11.80. The above options were subsequently cancelled in October 2007.

The fair value of these options on the date of grant was HK$694,000, calculated using the Black-Scholes option pricing model. The inputs into the model are as follows:

Closing price of the Company's shares on the date of grant	HK$11.78
Exercise price	HK$11.84
Risk-free interest rate	3.94% per annum
Expected life	5 years
Expected volatility	43.02% per annum
Expected dividend yield	1.05% per annum

Expected volatility was determined by using the historical volatility of the Company's share prices over the previous year up to the date of grant. Expected dividends are based on historical dividends. The Black-Scholes option pricing model requires the input of subjective assumptions. Changes in the inputs may materially affect the fair value estimate.

(vii) No share options lapsed during the year ended 31 December 2007.

(viii) Save as described above, as at 31 December 2007, none of the Directors or their spouse or children under 18 years of age were granted or exercised any rights to subscribe for any equity or debt securities of the Company or any of its associated corporations under the share option schemes.

(ix) Summary of the share option schemes, disclosed in accordance with the Listing Rules was as follows:

		The 2002 Share Option Scheme	The 1993 Share Option Scheme
1)	Purpose of the share option schemes	To attract and retain the best quality personnel, to provide additional incentives to participants so as to promote the long-term financial success of the Group	As incentive to employees
2)	Participants of the share option schemes	(a) any employee or any business related consultant, agent, representative or advisor of the Company or any affiliate; (b) any person who provides goods or services to the Company or any affiliate; (c) any customer of the Company or any affiliate; or (d) any business ally or joint venture partner of the Company or any affiliate	Eligible employees including Executive Directors
3)	Total number of shares available for issue under the share option schemes and % on issued share capital as at 31 December 2007	194,243,391 shares (8.34%)	N/A
4)	Maximum entitlement of each participant under the share option schemes	In any 12-month period: (a) 1% of the issued share capital (excluding substantial shareholders and Independent Non-Executive Directors) (b) 0.1% of the issued share capital and not exceed HK$5 million in aggregate value (for substantial shareholders and Independent Non-Executive Directors)	25% of the aggregate of all shares subject to the share option scheme

		The 2002 Share Option Scheme	The 1993 Share Option Scheme
5)	The period within which the shares must be taken up under an option	The Board of Directors may in its absolute discretion determine save that such period shall not expire later than 10 years from the date of grant	Such period as the Company may in its discretion determine save that such period shall not expire later than 10 years from the date of grant
6)	The minimum period for which an option must be held before it can be exercised	N/A	N/A
7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be repaid	Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 28 days from the date of offer	Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 21 days from the date of offer
8)	The basis of determining the exercise price	The exercise price is determined by the Directors and being not less than the higher of: (a) the closing price of the shares on the date of offer; (b) the average closing prices of the existing shares for the 5 trading days immediately preceding the date of offer; and (c) the nominal value thereof	The exercise price is determined by the Directors and being not less than the greater of: (a) 80% of the average closing prices of the shares of the Company on The Stock Exchange of Hong Kong Limited on the 5 trading days immediately preceding the date of offer of such option; and (b) the nominal value thereof
9)	The remaining life of the share option schemes	The scheme remains in force until 31 May 2012	The scheme was terminated on 31 May 2002

e) Substantial Shareholders and Other Persons

As at 31 December 2007, the register of interests or short positions in shares kept under Section 336 of the SFO shows that, other than the interests of Directors as set out above, the following shareholders were interested in 5% or more of the issued share capital of the Company:

Name of Shareholder	Note	Nature of Interests	Capacity	Ordinary Shares of HK$0.25 each	Approximate Percentage of Interests
Shun Tak Shipping Company, Limited (STS) and its subsidiaries	(ii)	Interests in issued shares	Beneficial owner	308,057,215	13.23%
Sociedade de Turismo e Diversões de Macau, S.A. (STDM) and its subsidiary	(iii)	Interests in issued shares	Beneficial owner	263,667,107	11.32%
Alpha Davis Investments Limited (ADIL)	(iv)	Interests in unissued shares	Beneficial owner	148,883,374	6.39%
Innowell Investments Limited (IIL)	(iv)	Interests in unissued shares	Interests of controlled corporation	148,883,374	6.39%
Megaprosper Investments Limited (MIL)	(iv)	Interests in unissued shares	Interests of controlled corporation	148,883,374	6.39%
Julius Baer Investment Management LLC		Interests in issued shares	Investment manager	199,071,575	8.55%
State Street Corporation		Interests in issued shares	Investment manager	131,095,263	5.63%

Notes:

(i) As at 31 December 2007, the total number of issued shares of the Company is 2,328,309,734.

(ii) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Ms. Pansy Ho and Ms. Daisy Ho have beneficial interests in and are directors of STS. Mrs. Louise Mok has beneficial interests in STS.

(iii) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum have beneficial interests in STDM. Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung (appointed representative of a corporate director), Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum are directors of STDM.

(iv) ADIL is entitled to interests in 148,883,374 unissued shares of the Company which will be issued upon completion of the acquisition as described in the Company's circular dated 17 December 2004. ADIL is owned as to 47% by IIL and 53% by MIL. IIL is wholly-owned by Dr. Stanley Ho. MIL is owned as to 51% by Ms. Pansy Ho, 39% by Ms. Daisy Ho and 10% by Ms. Maisy Ho. Accordingly, the interests of IIL and MIL in the Company duplicate the interests of ADIL in the Company as described above. Dr. Stanley Ho is a director of ADIL and IIL. Ms. Pansy Ho and Ms. Daisy Ho are directors of ADIL, IIL and MIL.

(v) All the interests disclosed above represent long position in the shares of the Company.

(vi) Save as disclosed above, no other person (other than the Directors of the Company) had any interests or short positions in the shares and underlying shares as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at 31 December 2007.

Financial Assistance and Guarantees to Affiliated Companies

Financial assistance given to and guarantees given for facilities granted to affiliated companies by the Group as at 31 December 2007 in aggregate exceeded 8% of the total assets of the Group as at 30 June 2007. In accordance with the requirement under Rule 13.22 of the Listing Rules, a proforma combined balance sheet of the affiliated companies and the Group's attributable interests as at 31 December 2007 are disclosed as follows:

	Proforma Combined Balance Sheet (HK$'000)	Group's Attributable Interests (HK$'000)
Non-current assets	1,605,206	778,607
Current assets	3,757,861	1,843,647
Current liabilities	(2,479,935)	(1,228,712)
Non-current liabilities	(928,125)	(472,342)
Net assets	1,955,007	921,200

The proforma combined balance sheet of the affiliated companies is prepared by combining their balance sheets as at 31 December 2007, after regrouping into significant balance sheet classification and taking up adjustments to conform with the Group's significant accounting policies as well as the fair value adjustment as disclosed in note 35 to the financial statements.

Purchase, Sale or Redemption of Listed Securities

The share repurchases were exercised with the intention to improve the return on equity of the Company. During the year ended 31 December 2007, the Company repurchased 7,902,000 of its own ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate price paid of HK$84,562,000. The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. Details of the repurchases are as follows:

Month/Year	Number of Shares Repurchased	Highest Price Paid per Share (HK$)	Lowest Price Paid per Share (HK$)	Aggregate Price Paid (HK$'000)
March 2007	1,538,000	11.06	10.88	16,898
April 2007	616,000	11.24	11.14	6,910
May 2007	5,748,000	10.90	10.30	60,754
	7,902,000			84,562

Save as disclosed above and the share placement by the Company, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the year ended 31 December 2007.

Directors' Right to Acquire Shares or Debentures

Except for the above mentioned share option schemes and shares to be issued to Alpha Davis Investments Limited (in the manner as described in the Company's circular dated 17 December 2004 upon completion of the acquisition which was extended to on or before 30 June 2008 as described in the Company's announcements dated 11 May 2005, 30 December 2005, 30 June 2006 and 20 June 2007), at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Service Contract of Directors

No Director being proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

Management Contract

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this annual report.

Summary of the Results, Assets and Liabilities

A summary of the results, assets and liabilities of the Group for the last five financial years is shown on pages 153 to 154.

Auditors

The financial statements for the year were audited by H.C. Watt & Company Limited. A resolution will be put to the forthcoming annual general meeting to re-appoint H.C. Watt & Company Limited as auditors of the Company.

By order of the Board



Stanley Ho
Group Executive Chairman

8 April 2008

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company (the "Board") is committed to the principles of good corporate governance standards and procedures. This report addresses the status of the Company's compliance with the principles and provisions of the Code on Corporate Governance Practices (the "Code").

Statement by the Directors on Corporate Governance Policies and Compliance with the Provisions of the Code

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") require every listed company to report how it applies the principles in the Code and to confirm that it complies with Code provisions or to provide an explanation where it does not. The Company is committed to maintaining high standards of corporate governance. As corporate governance requirements change from time to time, the Board periodically reviews its corporate governance practices to meet rising expectations of shareholders and to comply with increasingly stringent regulatory requirements. In the opinion of the Directors, the Company applied all the principles and complied with the relevant provisions in the Code throughout the year ended 31 December 2007.

Board Composition and Board Practices

The key principles of good governance require the Company to have an effective Board which is collectively responsible for its success. The Board is also responsible for setting the Company's values and aims to enhance shareholders' value. Non-Executive Directors have a particular responsibility in overseeing the development of the Company, scrutinizing management performance, and advising on critical business issues. The Board is satisfied that it has met these requirements.

The Listing Rules require every listed issuer to have a balanced board of executive and non-executive directors such that no individual or a small group can dominate the Board's decision-making process. As at 31 December 2007, the Board consisted of a total of 14 members, with a Group Executive Chairman ("Chairman"), a Managing Director, a Deputy Managing Director, five Executive Directors, and six Non-Executive Directors, of whom four are Independent Non-Executive Directors. Changes in the composition of the Board during the year are detailed in the section headed "Report of the Directors" in this annual report. The Board is well balanced between Executive and Non-Executive Directors and possesses a diverse range of relevant skills to further the interests of shareholders of the Company. Independent Non-Executive Directors possess a range of experience and are of high caliber to ensure the interests of all shareholders of the Company are taken into account and that key issues vital to the success of the Company are subject to independent and objective consideration by the Board. Brief biographies of each board member and the relationship amongst board members can be found in the section headed "Management Profile" in this annual report.

Pursuant to the Listing Rules, the Company has received confirmation from each Independent Non-Executive Director about his independence. As at 31 December 2007, each Independent Non-Executive Director had re-affirmed his independent status which is in compliance with the Listing Rule.

In accordance with the Articles of Association, all of the Company's Directors, including Non-Executive Directors who have been appointed for a specific term of three years, are subject to retirement by rotation at least once every three years. Newly appointed Directors are subject to re-election by shareholders of the Company at the first annual general meeting after their appointments. The Directors who are subject to retirement and re-election at the forthcoming annual general meeting are set out in the section headed "Report of the Directors" in this annual report.

To ensure the Board works effectively and discharges its responsibilities, Board members have full and timely access to relevant information and are properly briefed on issues considered at board meetings. The role of establishing the meeting agenda has been delegated to the Company Secretary and each Director may request inclusion of items on the agenda. Information packages containing analysis and background materials are circulated not less than three days in advance of board meetings to enable the Directors to make informed decisions. Members of the Board also have full access to the Company Secretary who has the responsibility to keep the Directors informed of corporate governance issues and changes in the regulatory environment and ensure board procedures are in compliance with the Code and other statutory requirements. The Board is provided with sufficient resources to discharge its duties and, if required, individual Directors may retain outside advisers at the Company's expenses to provide advice on any specific matter. If Directors have a conflict of interest in matters to be considered by the Board, the relevant matter will be dealt with at a board meeting. It is the Company's practice that Directors shall abstain from voting on any board resolution in which they have a material interest and that they shall not be counted in the quorum present at the board meeting.

An open atmosphere exists for Directors to contribute alternative views at meetings and major decisions are taken after a full discussion at board meetings. Minutes of board meetings and committee meetings are recorded in detail and draft minutes are circulated to all Directors and committee members for comment before approval. Minutes of the board meetings and committee meetings are kept by the Company Secretary and are open for inspection by Directors. In the course of discharging the Board's duties, each newly appointed Director is offered training on key areas of business operations and practices of the Company. Newly appointed Directors are offered orientation materials that set out the duties and responsibilities of Directors under the Listing Rules, related ordinances and relevant regulatory requirements of Hong Kong. The Company also encourages its Directors to participate in relevant professional development courses to continually update their relevant skills.

The positions of the Chairman and the Managing Director are distinct and separate. A clear separation is maintained between the responsibilities of the Chairman and the Managing Director with the former being mainly responsible for the leadership of the Board while the latter is responsible for the overall performance of the Company.

The Board, headed by Dr. Stanley Ho, is responsible for overseeing the Company's strategic development and setting appropriate policies to manage risks in pursuit of the Company's strategic objectives as well as scrutinizing operational and financial performance.

Management is delegated authority by the Board and is principally responsible for day-to-day operations. The Managing Director and the Deputy Managing Director, working with other Executive Directors and the Executive management team, are responsible for (i) managing the business of the Company; (ii) formulating policies for consideration by the Board; (iii) carrying out and implementing the strategies adopted by the Board; (iv) making recommendations on strategic planning, operating plans, major projects and business proposals; and (v) assuming full accountability to the Board for the operations of the Company. The Directors conduct regular meetings with the senior management of the Company and its subsidiaries and associated companies during which operational issues and financial performance are evaluated.

Six full board meetings were held during the year. Additional meetings may be held when required by circumstances. All Directors have fully and actively participated in the affairs of the Board. Attendance by Directors at board meetings and committee meetings is shown below:

Directors	Full Board	Audit Committee	Remuneration Committee
	(No. of Attendance/ No. of Meeting entitled to attend for the year ended 31 December 2007)		
Group Executive Chairman			
Stanley Ho	3/6		
Non-Executive Directors			
Cheng Yu Tung	2/6		
Louise Mok	5/6	2/2	
Independent Non-Executive Directors			
Roger Lobo	6/6	1/2	1/1
Robert Kwan *(resigned on 1 January 2007)*			
Norman Ho	6/6	2/2	1/1
Charles Ho	2/6		0/1
Yeh V-Nee *(appointed on 1 January 2007)*	6/6	2/2	1/1
Managing Director			
Pansy Ho	5/6		1/1
Deputy Managing Director			
Daisy Ho	6/6		1/1
Executive Directors			
Ambrose So	0/6		
Patrick Huen	3/6		
Anthony Chan	3/6		
Maisy Ho	6/6		
David Shum	6/6		

Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of the Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the Model Code throughout the year ended 31 December 2007.

Board Committee

A number of Board Committees have been established by the Board to help with the discharge of its responsibilities. Each of the Remuneration Committee, the Nomination Committee and the Audit Committee has defined terms of reference which are on no less exacting terms than those set out in the Code. All Committees are provided with sufficient resources to discharge their duties.

Remuneration Committee

The principal role of the Remuneration Committee is to make recommendations to the Board on all aspects of the performance, employment, remuneration and incentives of the Executive Directors and senior management. It sets the remuneration and incentives policy of the Company as a whole and approves the remuneration of senior staff in consultation with the Chairman and Managing Director. The emoluments of Directors, including basic salary and performance bonus, are based on each Director's skill, knowledge and involvement in the Company's affairs, the Company's performance and profitability, remuneration benchmark in the industry and the prevailing market conditions. No Director has taken part in setting his or her own remuneration.

As at 31 December 2007, the Remuneration Committee consisted of Sir Roger Lobo, Mr. Charles Ho, Mr. Yeh V-Nee (appointed on 1 January 2007) and Mr. Norman Ho (all Independent Non-Executive Directors), Ms. Pansy Ho (the Managing Director) and Ms. Daisy Ho (the Deputy Managing Director). Ms. Pansy Ho is the Chairman of this committee. Mr. Robert Kwan (an Independent Non-Executive Director) resigned as a member of the Remuneration Committee on 1 January 2007. Meetings are held at least once per year and additional meetings may be held as required.

Directors' interests and long and short positions in shares of the Company, along with Directors' interests in contracts, are listed in the section headed "Report of the Directors" in this annual report. Directors' emoluments are listed in the "Notes to the Financial Statements" in this annual report.

Nomination Committee

The Nomination Committee was established on 12 December 2007 and is responsible for formulating policy and making recommendations to the Board on nominations, appointment of Directors and Board succession. The Nomination Committee develops selection procedures for candidates and will consider different criteria including appropriate professional knowledge and industry experience, as well as meeting the standards set forth in Rules 3.08 and 3.09 of the Listing Rules. The Nomination Committee also reviews the structure, size and composition of the Board from time to time to ensure the Board has balanced skills and expertise to provide effective leadership to the Company and assesses the independence of Independent Non-Executive Directors according to the independence criteria set out in Rule 3.13 of the Listing Rules. The Nomination Committee consisted of six members being Ms. Pansy Ho (the Managing Director), Ms. Daisy Ho (the Deputy Managing Director) and four Independent Non-Executive Directors (namely Sir Roger Lobo, Mr. Norman Ho, Mr. Charles Ho and Mr. Yeh V-Nee). Ms. Pansy Ho is the Chairman of this committee. The Nomination Committee should meet as the work of the Nomination Committee demands. In 2007, no meeting was held by the Nomination Committee for nomination of new Director.

Executive Committee

For more efficient operation of the Board, an Executive Committee was established to make recommendations on the strategic aims, objectives and priorities of the Company and to consider and approve matters relating to the day-to-day operations of the Company. The Executive Committee consists of five members being Ms. Pansy Ho (the Managing Director), Ms. Daisy Ho (the Deputy Managing Director) and three Executive Directors (namely Mr. Patrick Huen, Ms. Maisy Ho and Mr. David Shum). Ms. Pansy Ho is the Chairman of this committee. There is no minimum number of meetings required throughout the reporting period.

Audit Committee

The Audit Committee's primary responsibilities include reviewing the financial reports, the system of internal controls, risk management and the effectiveness and objectivity of the audit process.

As at 31 December 2007, the Audit Committee consisted of Sir Roger Lobo, Mr. Yeh V-Nee (appointed on 1 January 2007) and Mr. Norman Ho (all Independent Non-Executive Directors) and Mrs. Louise Mok (a Non-Executive Director). On 1 January 2007, Mr. Norman Ho replaced Mr. Robert Kwan as the Chairman of the Audit Committee since Mr. Robert Kwan resigned as an Independent Non-Executive Director. The Board reviewed the membership of the Audit Committee during the year and was satisfied that its members collectively possessed adequate relevant financial experience to properly discharge its roles and responsibilities.

The Audit Committee meets at least twice a year and did so during the reporting period. During the year, the Audit Committee reviewed interim and year-end financial reports, particularly judgmental areas, before submission to the Board, the internal audit programme, findings and management's response and matters concerning the engagement of external auditors. The Committee also considered and approved the annual audit and non-audit service fees. For the year ended 31 December 2007, the fees charged to the accounts of the Company and its subsidiaries for statutory audit amounted to approximately HK$5.2 million and an additional HK$2.6 million was charged for other services. The non-statutory audit services mainly consist of the interim review, connected transactions reviews and taxation and other services.

Accountability and Audit

The Board is responsible for overseeing the preparation of financial statements of the Company. The Board is mindful of its responsibility to present a balanced and clear assessment of the Company's financial position and prospects. The Board is satisfied that it has properly discharged this obligation.

In preparing the accounts for the year ended 31 December 2007, the Directors selected suitable accounting policies and applied them consistently. The Directors also made judgments and estimates that are prudent and reasonable and prepared the accounts on a going concern basis. The Company announced its interim and annual results in a timely manner after the end of the relevant periods as required by the Listing Rules.

The statement from the Auditors of the Company about their reporting responsibilities on the financial statements of the Company is set out in the "Independent Auditor's Report" in this annual report.

Internal Control

The Board is responsible for ensuring a sound and effective system of internal control which is designed for (i) safeguarding the interests of shareholders of the Company; (ii) safeguarding assets of the Company and its subsidiaries against misappropriation; (iii) ensuring proper maintenance of accounting records for the provision of reliable financial information; and (iv) ensuring compliance with relevant legislation and regulations. Such system of internal control is aimed at limiting the risks of the Company to an acceptable level but not at eliminating all the risks. Hence, such system can only provide reasonable but not absolute assurance that there will not be any material misstatement in the financial information and there will not be any financial loss or fraud.

The key procedures established by the Board to provide effective internal control include (i) a defined management structure with clear lines of responsibility and limits of authority; (ii) an appropriate organizational structure which adequately provides the necessary information flow for management decisions; (iii) proper budgetary and management accounting control to ensure efficient allocation of resources and to provide timely financial and operational performance indicators for managing business activities; (iv) effective financial reporting control to ensure the recording of complete, accurate and timely accounting and management information; and (v) assurance through the Audit Committee to review appropriate policies on internal control are in place and are functioning effectively.

The Board continued to review, through the Audit Committee, the effectiveness of the system of internal control which includes financial, operational, compliance and risk management controls. The review process consists of (i) assessment of internal control by internal audit department; (ii) operational management's assurance of the maintenance of control; and (iii) control issues identified by external auditors during statutory audit.

The internal audit department reports functionally to the Audit Committee and has unrestricted access to all records and personnel of the Company and its subsidiaries. To ensure a systematic coverage of all auditable areas and effective deployment of resources, a four-year strategic audit plan has been formulated by adopting a risk ranking methodology. This strategic audit plan is revised annually to reflect organizational changes and new business developments and is submitted for the Audit Committee's consideration. Ad hoc reviews will also be made of areas of concern identified by the Audit Committee and management.

The internal audit department reviews internal control by evaluating the control environment, performing risk assessments of key processes, assessing the adequacy and sample testing the functioning of key controls. In addition, operational management of key processes is required to review its control framework with reference to the integrated framework of internal control recommended by the Committee of Sponsoring Organisations of the Treadway Commission and confirm that the internal control is working as intended. An audit report addressing the identified control deficiencies is issued for each audit.

The internal audit department reports to the Audit Committee every quarter on the results of the assessment of internal control and the follow up of implementation of actions on control deficiencies. In addition, the head of internal audit department attends the Audit Committee meeting twice a year to report on the progress of achievement of the strategic audit plan for the year and gives a summary of significant control deficiencies which have been identified.

For the year under review, the Board considers that the system of internal control for the Company and its subsidiaries is adequate and effective and the Company has complied with relevant Code provisions on internal control.

Proactive Investor Relations

The Code requires the Company to have communication with its shareholders. It is the responsibility of the Board as a whole to ensure that satisfactory dialogue takes place. The primary communication channel between the Company and its shareholders is through the publication of interim and annual reports. The Company's Registrar serves the shareholders with respect to all share registration matters. The Company's annual general meeting provides a further opportunity for investors to exchange views with the Board.

The Company continues to pursue a proactive policy of promoting investor relations by regular meetings with institutional shareholders and research analysts. Our Investor Relations Department maintains open and two-way communication with the investment community. In order to ensure our investors have an understanding of the Company's strategy, operations and management, our management engages in proactive investor relations' activities. In particular, the Company participated in regular one-on-one investor meetings, a number of major roadshows, investor conferences and international non-deal roadshows organized by various investment banks.

To enhance corporate communication, separate resolutions are proposed at general meetings on each substantially separate issue, including the election of individual Directors. Details of the poll voting procedures and rights of shareholders of the Company to demand a poll are included in the circular to shareholders despatched together with the annual report. The circular also includes relevant details of proposed resolutions, including biographies of each candidate standing for re-election and whether such candidates are considered to be independent.

The Company has also maintained a corporate website which enables its shareholders, investors and public to have a timely and updated information of the Company.

Looking Forward

The Company will continue to review its corporate governance practices on a timely basis and to take necessary and appropriate actions to ensure compliance with the required practices and standards including the provisions of the Code.

INDEPENDENT AUDITOR'S REPORT

To The Shareholders of Shun Tak Holdings Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Shun Tak Holdings Limited (the Company) set out on pages 68 to 152, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

H.C. Watt & Co. Ltd.

H.C. Watt & Company Limited
Certified Public Accountants
Room 1903, New World Tower, 18 Queen's Road Central, Hong Kong

Henry C.H. Chui, Auditor
Practising Certificate Number P599
8 April 2008

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December	Note	2007 (HK$'000)	2006 (HK$'000)
Turnover	4	3,318,137	2,508,804
Other revenues	4	253,357	263,192
Other income	5	15,958	34,395
		3,587,452	2,806,391
Cost of inventories sold or consumed		(1,097,510)	(670,283)
Staff costs		(670,343)	(601,370)
Depreciation and amortisation		(140,551)	(136,758)
Other costs		(975,107)	(878,975)
Fair value changes on investment properties		121,283	62,065
Operating profit	6	825,224	581,070
Excess of interest in fair value of net assets acquired over cost of acquisition of subsidiaries	34(a)	291,177	22,689
Finance costs	8	(61,145)	(47,866)
Share of results of associates		283,298	400,513
Share of results of jointly controlled entities		22,533	(17,598)
Profit before taxation		1,361,087	938,808
Taxation	9(a)	(99,279)	(56,831)
Profit after taxation		1,261,808	881,977
Attributable to:			
Equity holders of the Company		1,013,548	663,916
Minority interests		248,260	218,061
		1,261,808	881,977
Dividends	10	316,298	278,534
Earnings per share (HK cents)	11		
– basic		45.7	31.0
- diluted		43.9	29.7

CONSOLIDATED BALANCE SHEET

At 31 December	Note	2007 (HK$'000)	2006 (HK$'000)
Non-current assets			
Property, plant and equipment	12	1,252,893	972,843
Investment properties	13	3,311,364	2,988,264
Leasehold land	14	1,312,107	598,188
Associates	16	237,214	210,770
Jointly controlled entities	17	975,236	962,186
Intangible assets	18	366,685	4,328
Available-for-sale investments	19	1,530,894	1,279,770
Mortgage loans receivable	20	38,931	82,158
Deferred tax assets	9(c)	9,526	16,237
Other non-current assets	21	573,159	803,649
		9,608,009	7,918,393
Current assets			
Properties for or under development	22	10,775,322	1,071,824
Inventories	23	784,231	224,346
Trade receivables, other receivables and deposits paid	24	1,528,798	870,417
Available-for-sale investments	19	20,882	25,260
Derivative financial instruments	25	32,608	–
Taxation recoverable		926	2,779
Bank deposits, cash and bank balances	26	3,564,534	3,427,514
		16,707,301	5,622,140
Current liabilities			
Bank borrowings	27	3,216,982	91,742
Trade and other payables	28	1,065,379	634,005
Deposits received on sale of properties		668,863	–
Derivative financial instruments	25	–	26,141
Provision for employee benefits	29	27,314	27,654
Taxation payable		191,848	34,432
		5,170,386	813,974
Net current assets		11,536,915	4,808,166
Total assets less current liabilities		21,144,924	12,726,559

CONSOLIDATED BALANCE SHEET

At 31 December	Note	2007 (HK$'000)	2006 (HK$'000)
Non-current liabilities			
Bank borrowings	27	**2,992,500**	834,982
Deferred tax liabilities	9(c)	**1,253,499**	180,490
Loans from minority shareholders	30	**1,515,795**	974,314
		5,761,794	1,989,786
Net assets		**15,383,130**	10,736,773
Equity			
Share capital	31	**582,077**	547,628
Reserves	33	**12,292,356**	8,030,269
Proposed dividends		**164,072**	175,241
Equity attributable to equity holders of the Company		**13,038,505**	8,753,138
Minority interests		**2,344,625**	1,983,635
Total equity		**15,383,130**	10,736,773

Stanley Ho
Director

Cheng Yu Tung
Director

BALANCE SHEET

At 31 December	Note	2007 (HK$'000)	2006 (HK$'000)
Non-current assets			
Property, plant and equipment	12	**1,099**	1,228
Subsidiaries	15	**24,200**	20,700
Associates	16	**250**	250
Jointly controlled entities	17	**7,803**	7,803
Available-for-sale investments	19	**234,723**	234,723
Other non-current assets	21	**11,298,719**	5,677,931
		11,566,794	5,942,635
Current assets			
Debtors, deposits and prepayments	24	**54,538**	10,631
Bank deposits, cash and bank balances	26	**1,130,118**	1,738,870
		1,184,656	1,749,501
Current liabilities			
Creditors, deposits and accrued charges	28	**4,317,569**	1,072,652
Provision for employee benefits	29	**7,127**	7,338
		4,324,696	1,079,990
Net current (liabilities)/assets		**(3,140,040)**	669,511
Net assets		**8,426,754**	6,612,146
Equity			
Share capital	31	**582,077**	547,628
Reserves	33	**7,680,605**	5,889,277
Proposed dividends		**164,072**	175,241
Total equity		**8,426,754**	6,612,146

Stanley Ho
Director

Cheng Yu Tung
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2007	Share capital (HK$'000)	Share premium (HK$'000)	Capital redemption reserve (HK$'000)	Capital reserve (HK$'000)	Legal reserve (HK$'000)	Asset revaluation reserve (HK$'000)	Investment revaluation reserve (HK$'000)	Hedging reserve (HK$'000)	Exchange reserve (HK$'000)	Retained profits (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)	Minority interests (HK$'000)	Total equity (HK$'000)
	Equity attributable to equity holders of the Company													
At 1 January 2007	547,628	5,066,027	5,945	-	8,905	-	167,131	(6,417)	11,724	2,776,954	175,241	8,753,138	1,983,635	10,736,773
Fair value changes	-	-	-	-	-	-	217,700	34,026	-	-	-	251,726	45,847	297,573
Fair value adjustment upon acquisition of a subsidiary	-	-	-	-	-	1,778,462	-	-	-	-	-	1,778,462	-	1,778,462
Realised upon sale of properties	-	-	-	-	-	(42,771)	-	-	-	-	-	(42,771)	-	(42,771)
Released upon derecognition of available-for-sale investments	-	-	-	-	-	-	(13,669)	-	-	-	-	(13,669)	-	(13,669)
Released upon derecognition of derivative financial instruments	-	-	-	-	-	-	-	(13,331)	-	-	-	(13,331)	(17,963)	(31,294)
Deferred tax credited/(charged) for the year	-	-	-	-	-	4,983	-	(3,622)	-	-	-	1,361	(4,879)	(3,518)
Exchange translation differences	-	-	-	-	-	-	-	-	15,629	-	-	15,629	10,104	25,733
Share of reserves of associates	-	-	-	5	1,551	-	-	-	-	(1,551)	-	5	-	5
Share of reserves of jointly controlled entities	-	-	-	-	166	-	-	-	-	(166)	-	-	-	-
Income and expense recognised directly in equity	-	-	-	5	1,717	1,740,674	204,031	17,073	15,629	(1,717)	-	1,977,412	33,109	2,010,521
Profit for the year	-	-	-	-	-	-	-	-	-	1,013,548	-	1,013,548	248,260	1,261,808
Total recognised income and expense for the year	-	-	-	5	1,717	1,740,674	204,031	17,073	15,629	1,011,831	-	2,990,960	281,369	3,272,329
Placement of shares	35,000	1,680,000	-	-	-	-	-	-	-	-	-	1,715,000	-	1,715,000
Exercise of share options	1,474	17,018	-	-	-	-	-	-	-	-	-	18,442	-	18,442
Expenses on issue of shares	-	(27,700)	-	-	-	-	-	-	-	-	-	(27,700)	-	(27,700)
Repurchase of shares	(1,975)	-	1,975	-	-	-	-	-	-	(84,288)	-	(84,288)	-	(84,288)
Expenses on repurchase of shares	-	-	-	-	-	-	-	-	-	(274)	-	(274)	-	(274)
Grant of share options	-	-	-	694	-	-	-	-	-	-	-	694	-	694
Transfer	-	-	-	(694)	519	-	-	-	-	175	-	-	-	-
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	136,843	136,843
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	1,188	1,188
Dividends to minority shareholders	-	-	-	-	-	-	-	-	-	-	-	-	(58,410)	(58,410)
2006 final dividend for shares issued upon exercise of share options	-	-	-	-	-	-	-	-	-	(40)	40	-	-	-
2006 final dividend for shares repurchased	-	-	-	-	-	-	-	-	-	632	(632)	-	-	-
2006 final dividend	-	-	-	-	-	-	-	-	-	-	(174,649)	(174,649)	-	(174,649)
2007 interim dividend	-	-	-	-	-	-	-	-	-	(152,818)	-	(152,818)	-	(152,818)
2007 final dividend	-	-	-	-	-	-	-	-	-	(164,072)	164,072	-	-	-
	34,449	1,669,318	1,975	5	2,236	1,740,674	204,031	17,073	15,629	611,146	(11,169)	4,285,367	360,990	4,646,357
At 31 December 2007	582,077	6,735,345	7,920	5	11,141	1,740,674	371,162	10,656	27,353	3,388,100	164,072	13,038,505	2,344,625	15,383,130

For the year ended 31 December 2006	Equity attributable to equity holders of the Company													
	Share capital (HK$'000)	Share premium (HK$'000)	Capital redemption reserve (HK$'000)	Capital reserve (HK$'000)	Legal reserve (HK$'000)	Asset revaluation reserve (HK$'000)	Investment revaluation reserve (HK$'000)	Hedging reserve (HK$'000)	Exchange reserve (HK$'000)	Retained earnings (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)	Minority interests (HK$'000)	Total equity (HK$'000)
At 1 January 2006	520,505	4,095,965	5,771	–	7,548	–	14,552	1,885	5,389	2,399,188	93,691	7,144,494	1,818,632	8,963,126
Fair value changes	–	–	–	–	–	–	163,497	(15,196)	–	–	–	148,301	(20,475)	127,826
Released upon derecognition of available-for-sale investments	–	–	–	–	–	–	(10,918)	–	–	–	–	(10,918)	–	(10,918)
Released upon derecognition of derivative financial instruments	–	–	–	–	–	–	–	5,133	–	–	–	5,133	6,917	12,050
Deferred tax credited for the year	–	–	–	–	–	–	–	1,761	–	–	–	1,761	2,372	4,133
Exchange translation differences	–	–	–	–	–	–	–	–	6,335	–	–	6,335	4,216	10,551
Income and expense recognised directly in equity	–	–	–	–	–	–	152,579	(8,302)	6,335	–	–	150,612	(6,970)	143,642
Profit for the year	–	–	–	–	–	–	–	–	–	663,916	–	663,916	218,061	881,977
Total recognised income and expense for the year	–	–	–	–	–	–	152,579	(8,302)	6,335	663,916	–	814,528	211,091	1,025,619
Issue of shares for acquisition of a subsidiary	23,528	936,404	–	–	–	–	–	–	–	–	–	959,932	–	959,932
Exercise of share options	3,769	33,729	–	–	–	–	–	–	–	–	–	37,498	–	37,498
Expenses on issue of shares	–	(71)	–	–	–	–	–	–	–	–	–	(71)	–	(71)
Repurchase of shares	(174)	–	174	–	–	–	–	–	–	(6,236)	–	(6,236)	–	(6,236)
Expenses on repurchase of shares	–	–	–	–	–	–	–	–	–	(23)	–	(23)	–	(23)
Transfer	–	–	–	–	1,357	–	–	–	–	(1,357)	–	–	–	–
Deemed disposal of partial interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	3	3
Dividends to minority shareholders	–	–	–	–	–	–	–	–	–	–	–	–	(46,091)	(46,091)
2005 final dividend for shares issued upon exercise of share options and for acquisition of a subsidiary	–	–	–	–	–	–	–	–	–	(4,689)	4,689	–	–	–
2005 final dividend	–	–	–	–	–	–	–	–	–	–	(98,380)	(98,380)	–	(98,380)
2006 interim dividend	–	–	–	–	–	–	–	–	–	(98,604)	–	(98,604)	–	(98,604)
2006 final dividend	–	–	–	–	–	–	–	–	–	(175,241)	175,241	–	–	–
	27,123	970,062	174	–	1,357	–	152,579	(8,302)	6,335	377,766	81,550	1,608,644	165,003	1,773,647
At 31 December 2006	547,628	5,066,027	5,945	–	8,905	–	167,131	(6,417)	11,724	2,776,954	175,241	8,753,138	1,983,635	10,736,773

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December	2007 (HK$'000)	2006 (HK$'000)
Operating activities		
Profit before taxation	**1,361,087**	938,808
Adjustments for:		
Depreciation and amortisation	**140,551**	136,758
Finance costs	**61,145**	47,866
Interest income	**(144,992)**	(166,810)
Dividend income from investments	**(76,564)**	(113,107)
Share of results of associates	**(283,298)**	(400,513)
Share of results of jointly controlled entities	**(22,533)**	17,598
Profits on sales of properties	**(42,771)**	–
Loss/(gain) on disposal of property, plant and equipment	**860**	(27,243)
Excess of interest in fair value of net assets acquired over cost of acquisition of subsidiaries	**(291,177)**	(22,689)
Gain on available-for-sale investments, structured notes and deposits and other financial instruments	**(21,090)**	(12,044)
Grant of share options	**694**	–
Impairment loss on goodwill	**–**	2,275
Fair value changes on investment properties	**(121,283)**	(62,065)
Operating profit before working capital changes	**560,629**	338,834
Increase in properties for or under development and inventories of properties, excluding net finance costs capitalised	**(857,281)**	(17,636)
Increase in other inventories	**(11,358)**	(15,040)
Increase in debtors, deposits and prepayments	**(544,583)**	(359,475)
Decrease in creditors, deposits and accrued charges	**(453,961)**	(155,913)
Increase in deposits received on sale of properties	**668,863**	–
Decrease in provision for employee benefits	**(340)**	(568)
Cash used in operations	**(638,031)**	(209,798)
Total income taxes paid	**(43,051)**	(66,094)
Net cash used in operating activities	**(681,082)**	(275,892)

For the year ended 31 December	Note	2007 (HK$'000)	2006 (HK$'000)
Investing activities			
Purchase of property, plant and equipment		**(51,448)**	(91,526)
Payment of lease premium for land		**(625)**	(10,100)
Purchase of intangible assets		**(200)**	(4,417)
Payment of costs and expenditure for properties under development, excluding net finance costs capitalised		**(340,691)**	(71,446)
Repayments from associates		**–**	33,015
Capital contribution to jointly controlled entities		**(20,704)**	(11)
Capital refund from a jointly controlled entity		**–**	326
Advances to jointly controlled entities		**(2,244)**	(168,595)
Acquisition of available-for-sale investments, structured notes and deposits and other financial instruments		**(220,828)**	(211,420)
Advances from an investee company		**60,543**	55,232
Advances to a company before the completion of acquisition by the Group of its interest as a subsidiary		**–**	(151,981)
Repayments of mortgage loans		**42,865**	218,270
Acquisition of interests in subsidiaries	34(a)	**(5,994,043)**	584
Acquisition of interest in an associate		**–**	(12)
Proceeds on deemed disposal of partial interest in a subsidiary		**–**	3
Proceeds on disposal or redemption of available-for-sale investments, structured notes and deposits and other financial instruments		**82,178**	91,208
Proceeds on disposal of property, plant and equipment		**298**	31,520
Interest received		**141,946**	197,399
Dividends received from investments		**17,333**	53,168
Dividends received from associates		**121,008**	369,393
Dividends received from jointly controlled entities		**6,000**	–
Net cash (used in)/from investing activities		**(6,158,612)**	340,610

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December	Note	2007 (HK$'000)	2006 (HK$'000)
Financing activities			
New loans		5,899,473	197,758
Repayments of loans		(105,147)	(419,563)
Proceeds from issue of shares		1,733,442	37,498
Expenses paid on issue of shares		(27,700)	(71)
Repurchase of shares		(84,288)	(6,236)
Expenses paid on repurchase of shares		(274)	(23)
Interest paid		(58,684)	(56,860)
Dividends paid to shareholders		(327,406)	(196,777)
Dividends paid to minority shareholders		(58,410)	(46,091)
Net cash from/(used in) financing activities		6,971,006	(490,365)
Net increase/(decrease) in cash and cash equivalents		131,312	(425,647)
Effect of foreign exchange rates changes		1,330	590
Cash and cash equivalents at 1 January		3,452,774	3,877,831
Cash and cash equivalents at 31 December	34(b)	3,585,416	3,452,774

Note 1 Statement of Compliance

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs, which also include Hong Kong Accounting Standards (HKASs) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Note 2 Principal Accounting Policies

a) Basis of preparation

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties and certain financial assets and liabilities, which are stated at fair value.

The Group has adopted the following new HKFRSs or amendments to HKFRSs that are relevant to its operations and effective for accounting periods beginning on or after 1 January 2007:

HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HKAS 1 (Amendment)	Presentation of Financial Statements – Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures

The impact of adopting these HKFRSs is described in note 3(a) to the financial statements.

b) Basis of consolidation

The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to 31 December each year. Results of subsidiaries are consolidated from the acquisition date, being the date on which the Group obtains control, until the date such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent interests of outside shareholders in the results and net assets of the Company's subsidiaries.

c) Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly controlled entities is initially measured at cost, being the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill arising on the acquisition of subsidiaries is recognised in the consolidated balance sheet as an asset, and in the case of associates and jointly controlled entities, goodwill is included in the carrying amount thereof rather than as a separately identified asset on the consolidated balance sheet.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Note 2 Principal Accounting Policies (Continued)

c) Goodwill (Continued)

On acquisition of subsidiaries, associates and jointly controlled entities, if the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity being acquired recognised as at the date of acquisition exceeds the cost of acquisition, the Group shall reassess the identification and measurement of the identifiable assets, liabilities and contingent liabilities of that entity and the measurement of the cost of acquisition, and recognise immediately in the consolidated income statement any excess remaining after that reassessment.

On disposal of cash-generating units, associates and jointly controlled entities, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

d) Subsidiaries

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable. In the Company's balance sheet, interests in subsidiaries are stated at cost less any accumulated impairment losses.

e) Associates

Associates are accounted for using the equity method in the consolidated financial statements. They are initially recorded at cost and adjusted thereafter for the post-acquisition changes in the Group's share of net assets of associates, less any accumulated impairment losses. The Group's share of post-acquisition results and reserves of associates are recognised in the consolidated income statement and consolidated reserves respectively.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interests in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are accounted for by the Company on the basis of dividends received and receivable. In the Company's balance sheet, interests in associates are stated at cost less any accumulated impairment losses.

f) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

(i) Jointly controlled entities

A jointly controlled entity is a joint venture that involves the establishment of a separate entity in which the Group and other venturers have an interest and exercise joint control in accordance with contractual arrangements.

Jointly controlled entities are accounted for using the equity method in the consolidated financial statements. They are initially recorded at cost and adjusted thereafter for the post-acquisition changes in the Group's share of net assets of jointly controlled entities, less any accumulated impairment losses. The Group's share of post-acquisition results and reserves of jointly controlled entities are recognised in the consolidated income statement and consolidated reserves respectively.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interests in the relevant jointly controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable. In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any accumulated impairment losses.

Note 2 Principal Accounting Policies (Continued)

f) Joint ventures (Continued)

(ii) Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers is recognised in the balance sheet and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognised in the income statement when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

g) Revenue recognition

Major categories of revenues are recognised in the financial statements on the following bases:

Revenue from the sale of properties is recognised when significant risk and rewards of ownership of properties are transferred to the buyers. Revenue from passenger transportation services is recognised upon the departure of each trip of vessel. Revenue from sale of fuel is recognised upon delivery to customers. Revenues from travel agency services, repairing services and management services are recognised upon provision of services. Rental income is recognised on a straight-line basis over the lease terms. Dividend income is recognised when the right to receive payment is established. Interest income is recognised on a time proportion basis on the principal outstanding and at the effective interest rate applicable. Revenue from sale of investments is recognised on trade dates.

h) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

The gain or loss arising from the derecognition of an item of property, plant and equipment is the difference between the net sale proceeds and the carrying amount of the relevant asset and is recognised in the income statement.

Depreciation is provided to write off the cost of the assets, over their estimated useful lives and after taking into account their estimated residual values, using the straight-line method, at the following annual rates:

Leasehold buildings	1.7% - 2% or over the remaining lease terms, if shorter
Vessels and pontoons	5% - 6.7%
Other assets	5% - 33.3%

The useful lives and residual values of the assets are reviewed, and adjusted if appropriate, at each balance sheet date.

No depreciation is provided on properties under development.

Note 2 Principal Accounting Policies (Continued)

i) Investment properties

Investment properties are properties held to earn rentals or for capital appreciation or both. Such properties are not depreciated, and are measured initially at cost including transaction costs and thereafter stated at fair value, determined on the basis of professional valuation reflecting market conditions at each balance sheet date. Any changes in fair value are recognised in the income statement. A property interest under an operating lease which is held for the above purposes is classified and accounted for as an investment property.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The gain or loss arising from the derecognition of an investment property is the difference between the net sale proceeds and the carrying amount of the relevant asset and is recognised in the income statement.

j) Leasehold land

Leasehold land comprises upfront payments to acquire long-term interest in lessee-occupied properties. Leasehold land is stated at cost or, in case of leasehold land acquired under business combinations, stated of fair value on acquisition dates and amortised over the period of the leases on a straight-line basis to the income statement.

k) Properties for or under development for sale

Properties for or under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Cost includes cost of land and development, construction expenditure incurred and attributable finance costs capitalised during the development period. Net realisable value represents the estimated selling price less estimated costs of completion and costs to be incurred in the selling the property.

l) Franchises and royalties

Franchises and royalties are classified as intangible assets and stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided either over the estimated finite useful lives of 8 to 13 years using the straight-line method or over the contractual royalty rate based on actual product sales.

m) Inventories

Inventories are stated at the lower of cost and net realisable value. In respect of unsold properties, cost is determined by apportionment of the total development costs, including land and development cost, construction expenditure incurred and finance costs capitalised, attributable to unsold properties. Net realisable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions. In respect of other inventories, cost, comprising purchase cost from suppliers, is determined on first-in-first-out basis or the weighted average basis for different inventories. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Note 2 Principal Accounting Policies (Continued)

n) Investments

Investments in liquid funds and securities, other than investments in subsidiaries, associates and jointly controlled entities, are classified either as investments at fair value through profit or loss ("FVTPL") if they are held for trading or as available-for-sale investments.

Purchases and sales of investments are recognised and derecognised using trade date accounting. Investments are derecognised when the contractual rights to the cash flows from the investments have expired or have been transferred and the Group has transferred substantially the risks and rewards of ownership.

Investments at FVTPL are initially recognised at fair value with transaction costs recognised as expenses and subsequently stated at fair value. Unrealised gains and losses from changes in fair value, including exchange differences, are recognised in the income statement. Upon disposal of an investment, the difference between its carrying amount and the net sale proceeds is included in the calculation of the profit or loss on disposal.

Available-for-sale investments are initially recognised at fair value plus transaction costs and subsequently stated at fair value, or in the case of investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are subsequently stated at cost less any accumulated impairment losses. Unrealised gains and losses from changes in fair value are recognised in investment revaluation reserve, except for impairment losses and in the case of monetary investments, exchange differences which are recognised in the income statement. Upon disposal of an investment, the difference between its carrying amount and the net sale proceeds and any cumulative fair value changes in investment revaluation reserve are included in the calculation of the profit or loss on disposal.

Available-for-sale investments are assessed for indicators of impairment at each balance sheet date. Investments are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the investments, the estimated future cash flows of the investments have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other investments, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For available-for-sale investments carried at cost, the impairment loss is measured as the difference between the carrying amount of the investment and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses in respect of available-for-sale investments carried at cost are not reversed.

For available-for-sale investments carried at fair value, the cumulative losses that had been recognised directly in equity is removed from equity and is recognised in the income statement. The amount of the cumulative losses that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that asset previously recognised in the income statement.

Impairment losses in respect of available-for-sale equity securities carried at fair value are not reversed through the income statement. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities carried at fair value are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in the income statement.

Note 2 Principal Accounting Policies (Continued)

o) Trade and other receivables

Trade and other receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any accumulated impairment losses unless the effect of discounting would be immaterial, in which case they are stated at cost less any accumulated impairment losses. A provision for impairment of trade and other receivables is made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

p) Derivative financial instruments

Derivatives are initially recognised at fair value on the date derivative contracts are entered into and are subsequently measured at their fair value. Changes in fair value of derivatives that did not qualify for hedge accounting are recognised immediately in the income statement.

A cash flow hedge is where a derivative is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction. The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

The cumulative gain or loss in equity is recycled in the income statement in the period when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a liability, such gain or loss is transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, the cumulative gain or loss in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, such cumulative gain or loss is immediately transferred to the income statement.

Where a contract contains one or more embedded derivatives, the entire hybrid contract may be designated as a financial asset or liability at FVTPL, except where the embedded derivative does not significantly modify the cash flows or it is clear that separation of the embedded derivative is prohibited.

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held for trading when the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts and when the combined contracts are not measured at FVTPL. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are designated as financial assets or liabilities at FVTPL.

q) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

Note 2 Principal Accounting Policies (Continued)

r) Bank borrowings

Bank borrowings are initially recognised at cost, being the fair value of the consideration received net of transaction costs associated with the borrowings. After initial recognition, bank borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any transaction costs, and any discount or premium on settlement. Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

s) Trade and other payables

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, unless the effect of discounting would be immaterial, in which case they are stated at cost.

t) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition, other than in a business combination, of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in jointly controlled entities, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the assets to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

u) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental income and expenses under operating leases are credited and charged respectively to the income statement on a straight-line basis over the terms of the leases.

Note 2 Principal Accounting Policies (Continued)

v) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

w) Capitalisation of borrowing costs

Borrowing costs are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalisation of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale. The capitalisation rate for the year is based on the cost of the related borrowings less related interest income.

x) Foreign currencies

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the transaction dates. Exchange differences resulting from the settlement of such transactions and from the retranslation at the balance sheet date of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in foreign currencies are translated using the exchange rates prevailing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the exchange rates prevailing at the dates the fair value was determined. When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. When a gain or loss on a non-monetary item is recognised in the income statement, any exchange component of that gain or loss is recognised in the income statement.

On consolidation, the assets and liabilities of those foreign subsidiaries, associates and jointly controlled entities that have a functional currency different from the presentation currency of the Group are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date, and their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are recognised in exchange reserve. On disposal of a foreign entity, the cumulative exchange difference which relates to that entity is included in the calculation of the profit or loss on disposal.

y) Employee benefits

Cost of accumulating compensated absences is recognised as an expense in the income statement and measured based on the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

Obligations for contributions to defined contribution retirement plans, including contributions payable under the Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the income statement as incurred.

Note 2 Principal Accounting Policies (Continued)

z) Related parties

A party is considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party, exercise significant influence over the party or has joint control over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties include individuals being members of key management personnel and significant shareholders,as well as close family members of, and entities which are controlled, jointly-controlled or significantly influenced by such individuals. Related parties also include post-employment benefit plans for the benefit of employees of the Group or its related parties.

aa) Impairment of assets

At each balance sheet date, assets, other than financial assets, investment properties, properties for or under development for sale, inventories and deferred tax assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When an indication of impairment exists, or when annual impairment testing is required in the case of goodwill acquired in a business combination, the Group estimates the asset's recoverable amount, being the higher of the asset's fair value less costs to sell and its value in use. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount in the income statement, except where the asset is stated at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation deficit. For the purpose of assessing impairment, assets are grouped as cash-generating units for which there are separately identifiable cash flows.

An impairment loss recognised in prior years for an asset other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised. Reversals of impairment losses are credited to the income statement except where the asset is carried at valuation, in which case the reversal of impairment losses is treated as a revaluation movement. An impairment loss made against goodwill is not reversed.

bb) Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in note 32 to the financial statements.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest. At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of equity instruments that vest, with a corresponding adjustment to the capital reserve, except where forfeiture is only due to not achieving market-based vesting conditions. The equity amount is recognised in the capital reserve until either the equity instrument is exercised, when it is transferred to the share premium, or the equity instrument expires, when it is released directly to retained profits.

Note 2 Principal Accounting Policies (Continued)

cc) Segment reporting

A segment is a distinguishable component of the Group that is engaged either ir providing products or services (business segment), or in providing products or services within a particular economic environment (geo3raphical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of the Group's business and geogra›hical segments. The primary format, business segments, is based on the Group's principal activities and the Group's managemrnt structure and internal financial reporting system.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment revenues, expenses, results, assets and iabilities are determined before intra-group balances and transactions that are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are within a single segment. Inter-segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total costs incurred during the year to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate revenues, expenses and assets, interest-bearing loans, borrowings and taxation.

Note 3 Impact of New or Revised Hong Kong Financial Reporting Standards

a) The adoption of HKFRS 7 has expanded the disclosures to enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements.

The adoption of HKAS 1 (Amendment) introduces new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. The new disclosures are set out in note 42 to the financial statements.

Both HKFRS 7 and HKAS 1 (Amendment) do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

The adoption of HK(IFRIC) - Ints 8, 9 and 10 has no impact on the Group's results of operations and financial position.

b) The Group has not early applied the following new or revised HKFRSs that have been issued but are not yet effective. The Group has already commenced an assessment of the impact of these new or revised HKFRSs but is not yet in a position to state whether these new or revised HKFRSs would have a significant impact on its results of operations and financial position.

		Effective for accounting periods beginning on or after
HK(IFRIC)-Int 11	HKFRS 2 - Group and Treasury Share Transactions	1 March 2007
HK(IFRIC)-Int 12	Service Concession Arrangements	1 January 2008
HK(IFRIC)-Int 13	Customer Loyalty Programmes	1 July 2008
HK(IFRIC)-Int 14	HKAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction	1 January 2008
HKAS 1 (Revised)	Presentation of Financial Statements	1 January 2009
HKAS 23 (Revised)	Borrowing Costs	1 January 2009
HKAS 27 (Revised)	Consolidated and Separate Financial Statements	1 July 2009
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations	1 January 2009
HKFRS 3 (Revised)	Business Combinations	1 July 2009
HKFRS 8	Operating Segments	1 January 2009

Note 4 Turnover and Revenue

The Group is principally engaged in the businesses of property development, investment and management, transportation, hospitality and investment holding.

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Turnover		
Revenue from sale of properties	**587,782**	32,866
Revenue from passenger transportation services	**2,152,299**	1,876,765
Revenue from sale of fuel	**22,950**	21,850
Revenue from travel agency services	**99,494**	101,697
Rental income	**164,650**	155,355
Dividends from investments	**76,564**	113,107
Interest income from mortgage loans receivable	**5,680**	13,109
Management fees and others	**208,718**	194,055
	3,318,137	2,508,804
Other revenues		
Interest income	**139,312**	153,701
Claims received	**1,420**	789
Others	**112,625**	108,702
	253,357	263,192
	3,571,494	2,771,996

Note 5 Other Income

Other income in 2006 includes HK$27,243,000 being gain on disposal of property, plant and equipment.

Note 6 Operating Profit

	Group	
	2007 (HK$'000)	2006 (HK$'000)
After crediting:		
Interest income		
- listed investments	–	18
- unlisted investments	1,047	921
- bank deposits and others	139,439	164,036
Total interest income on financial assets not at FVTPL	140,486	164,975
Bank interest income from financial assets designated as at FVTPL	4,506	1,835
	144,992	166,810
Rental income from investment properties	141,405	138,551
Less: Direct operating expenses arising from investment properties	(11,257)	(17,087)
	130,148	121,464
Dividend income from listed investments	14,311	3,689
Dividend income from unlisted investments		
- Sociedade de Turismo e Diversões de Macau, S.A. (STDM)	60,859	108,541
- others	1,394	877
Exchange gain	6,283	6,668
Gain on disposal of property, plant and equipment	–	27,243
Net gain transferred from equity for available-for-sale investments on disposal		
- listed investments	13,632	11,032
- unlisted investments	37	–
Net gain on		
- financial assets designated as at FVTPL	–	1,208
- derivative financial instruments	5,305	–
- fuel swap contracts transferred from equity	31,294	–

Note 6 Operating Profit (Continued)

	Group	
	2007 (HK$'000)	2006 (HK$'000)
After charging:		
Cost of inventories		
- properties	341,529	29,019
- others	755,981	641,264
	1,097,510	670,283
Depreciation of property, plant and equipment		
- held for rental income under operating leases	2,458	2,458
- others	124,223	120,639
Amortisation		
- leasehold land	13,574	13,572
- intangible assets	296	89
Audit fee	5,174	4,092
Loss on disposal of property, plant and equipment	860	–
Minimum lease payments of properties under operating leases	11,501	6,669
Impairment losses on		
- goodwill	–	2,275
- receivables	733	2,293
Provident fund contribution	23,750	18,008
Net loss transferred from equity for available-for-sale investments on disposal		
- unlisted investments	–	114
Net loss on		
- financial assets designated as at FVTPL	716	–
- derivative financial instruments	–	7,881
- fuel swap contracts transferred from equity	–	12,050

Note 7 Directors' Emoluments and Five Highest Paid Individuals

The emoluments of the Company's Directors are as follows:

Group

2007

	Fees (HK$'000)	Salaries, allowances and benefits (HK$'000)	Performance bonus (HK$'000)	Provident fund contributions (HK$'000)	Total (HK$'000)
Executive Directors					
Stanley Ho	65	–	–	–	65
Pansy Ho	65	8,145	3,552	376	12,138
Daisy Ho	65	4,971	669	229	5,934
Ambrose So	5	1,311	101	61	1,478
Patrick Huen	65	1,677	128	77	1,947
Anthony Chan	5	1,665	128	77	1,875
Maisy Ho	5	3,550	546	164	4,265
David Shum	5	1,704	197	78	1,984
Non-Executive Directors					
Cheng Yu Tung	5	–	–	–	5
Louise Mok	5	100	–	–	105
Independent Non-Executive Directors					
Roger Lobo	200	100	–	–	300
Norman Ho	200	100	–	–	300
Charles Ho	200	–	–	–	200
Yeh V-Nee	200	100	–	–	300
	1,090	23,423	5,321	1,062	30,896

Note 7 Directors' Emoluments and Five Highest Paid Individuals (Continued)

Group

2006

	Fees (HK$'000)	Salaries, allowances and benefits (HK$'000)	Performance bonus (HK$'000)	Provident fund contributions (HK$'000)	Total (HK$'000)
Executive Directors					
Stanley Ho	65	–	–	–	65
Pansy Ho	65	7,802	2,737	360	10,964
Daisy Ho	65	4,734	708	218	5,725
Ambrose So	5	1,285	98	60	1,448
Patrick Huen	65	1,644	126	75	1,910
Andrew Tse *	3	1,280	–	44	1,327
Anthony Chan	5	1,632	126	75	1,838
Maisy Ho	5	3,381	477	156	4,019
David Shum	5	1,623	209	75	1,912
Non-Executive Directors					
Cheng Yu Tung	5	–	–	–	5
Louise Mok	5	100	–	–	105
Independent Non-Executive Directors					
Roger Lobo	200	100	–	–	300
Robert Kwan	200	100	–	–	300
Norman Ho	200	100	–	–	300
Charles Ho	29	–	–	–	29
	922	23,781	4,481	1,063	30,247

* Mr. Andrew Tse resigned as Director of the Company on 21 August 2006.

There was no arrangement under which a Director had waived or agreed to waive any emoluments during the current and prior years.

Among the five highest paid individuals in the Group, three (2006: three) are Directors of the Company and the details of their emoluments have been disclosed above. The emoluments of the remaining two (2006: two) individuals during the year not included above were salaries, allowances and benefits of HK$9,121,000 (2006: HK$6,789,000), performance bonus of HK$369,000 (2006: HK$529,000) and provident fund contributions of HK$222,000 (2006: HK$275,000).

Note 7 Directors' Emoluments and Five Highest Paid Individuals (Continued)

The emoluments paid to the abovementioned two (2006: two) individuals are within the following bands:

	Number of persons	
	2007	2006
HK$3,500,001 – HK$4,000,000	**1**	1
HK$4,000,001 – HK$4,500,000	**0**	1
HK$5,500,001 – HK$6,000,000	**1**	0

Details of the basis of determining Directors' emoluments are disclosed in the Report on Corporate Governance Practices on page 63. The emoluments disclosed above represent the amounts paid or payable to the Directors and employees of the Company for the year and exclude the benefits derived or to be derived from the share options granted to them under the Company's share option schemes. Details of these benefits in kind are disclosed in section (d) under Disclosure of Interests in the Report of the Directors on pages 54 to 57.

Note 8 Finance Costs

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Interest on bank loans and overdraft wholly repayable within 5 years	**62,391**	53,412
Interest on bank loans not wholly repayable within 5 years	**6,287**	132
Interest on loans from minority shareholders	**7,423**	1,266
Total interest expenses on financial liabilities not at FVTPL	**76,101**	54,810
Less: Amount capitalised in properties under development	**(14,956)**	(6,944)
	61,145	47,866

Note 9 Taxation

a) Taxation in the consolidated income statement represents:

	Group	
	2007 **(HK$'000)**	2006 (HK$'000)
Current tax – Hong Kong		
Tax for the year	**66,168**	33,306
Benefit of previously unrecognised tax losses and deductible temporary differences	**(4,614)**	(235)
Over-provision in respect of prior years	**(401)**	(232)
	61,153	32,839
Current tax – Overseas		
Tax for the year	**32,956**	6,448
Benefit of previously unrecognised tax losses and deductible temporary differences	**(172)**	–
Over-provision in respect of prior years	**(3,452)**	(4,529)
	29,332	1,919
Deferred tax		
Origination and reversal of temporary differences	**18,201**	20,126
Benefit of previously unrecognised tax losses and deductible temporary differences	**(287)**	–
Effect of change in tax rate	**(11,335)**	–
	6,579	20,126
Other taxes – Overseas		
Taxation charged to revenues	**2,215**	1,947
Taxation attributable to the Company and its subsidiaries	**99,279**	56,831

Hong Kong profits tax is provided for at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

Pursuant to the PRC Corporate Income Tax Law passed by the Tenth National People's Congress on 16 March 2007, the new income tax rates for domestic and foreign enterprises are unified at 25%, and will be effective from 1 January 2008. Therefore, the income tax rate applicable to certain subsidiaries in PRC which were taxed at 33%, is reduced to 25% starting from 1 January 2008.

Note 9 Taxation (Continued)

b) The reconciliation between taxation attributable to the Company and its subsidiaries and accounting profit in the financial statements is as follows:

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Profit before taxation	**1,361,087**	938,808
Tax at the applicable tax rate of 17.5% (2006: 17.5%)	**238,190**	164,291
Tax effect of net income that is not taxable in determining taxable profit	**(65,468)**	(43,025)
Tax effect of utilisation of previously unrecognised tax losses and deductible temporary differences	**(5,077)**	(235)
Tax effect of unrecognised tax losses and deductible temporary differences in the year	**19,254**	15,367
Tax effect of shares of results of associates and jointly controlled entities	**(53,520)**	(67,010)
Effect on opening deferred tax balances resulting from change in tax rate	**(11,335)**	–
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(21,127)**	(9,743)
Over-provision in respect of prior years	**(3,853)**	(4,761)
Income tax expense for the year	**97,064**	54,884
Other taxes	**2,215**	1,947
Total tax expenses	**99,279**	56,831

Note 9 Taxation (Continued)

c) Deferred tax assets and liabilities recognised

The components of deferred tax assets and liabilities recognised in the balance sheets and the movement during the year are as follows:

Deferred tax assets

	Depreciation in excess of related depreciation allowances (HK$'000)	Unrealised intra-group profit (HK$'000)	Tax losses (HK$'000)	Cash flow hedges (HK$'000)	Others (HK$'000)	Total (HK$'000)
Group						
At 1 January 2006	(430)	(26,060)	(17,825)	–	(690)	(45,005)
Exchange adjustment	–	–	(155)	–	–	(155)
(Credit)/charge to income statement for the year	(65)	(3,422)	4,947	–	(449)	1,011
Credit to equity for the year	–	–	–	(3,195)	–	(3,195)
At 31 December 2006	(495)	(29,482)	(13,033)	(3,195)	(1,139)	(47,344)
Exchange adjustment	–	–	(75)	–	–	(75)
(Credit)/charge to income statement for the year	69	3,174	1,271	–	(36)	4,478
Charge to equity for the year	–	–	–	3,195	–	3,195
At 31 December 2007	**(426)**	**(26,308)**	**(11,837)**	**–**	**(1,175)**	**(39,746)**
Company						
At 1 January 2006	(161)					
Credit to income statement for the year	(34)					
At 31 December 2006	(195)					
Charge to income statement for the year	13					
At 31 December 2007	**(182)**					

Note 9 Taxation (Continued)

c) Deferred tax assets and liabilities recognised (Continued)

Deferred tax liabilities

	Depreciation allowances in excess of related depreciation (HK$'000)	Revaluation of properties (HK$'000)	Clawback of capital allowances of properties (HK$'000)	Cash flow hedges (HK$'000)	Fair value adjustments on acquisitions (HK$'000)	Total (HK$'000)
Group						
At 1 January 2006	77,561	71,263	42,370	938	–	192,132
Exchange adjustment	689	599	–	–	–	1,288
Charge to income statement for the year	817	12,570	5,728	–	–	19,115
Credit to equity for the year	–	–	–	(938)	–	(938)
At 31 December 2006	79,067	84,432	48,098	–	–	211,597
Exchange adjustment	1,874	1,779	–	–	–	3,653
Acquisition of						–
subsidiaries	–	18,524	–	–	1,047,521	1,066,045
Charge/(credit) to income						–
statement for the year	913	20,632	6,841	–	(14,950)	13,436
Charge/(credit) to equity for the year	–	–	–	5,306	(4,983)	323
Effect on change in tax rate	(6,390)	(4,945)	–	–	–	(11,335)
At 31 December 2007	**75,464**	**120,422**	**54,939**	**5,306**	**1,027,588**	**1,283,719**
Company						
At 1 January 2006	161					
Charge to income statement for the year	34					
At 31 December 2006	195					
Credit to income statement for the year	(13)					
At 31 December 2007	**182**					

Note 9 Taxation (Continued)

c) Deferred tax assets and liabilities recognised (Continued)

Deferred tax assets and liabilities are offset when there is legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxation authority.

	Group		Company	
	2007 (HK$'000)	2006 (HK$'000)	**2007 (HK$'000)**	2006 (HK$'000)
Deferred tax assets recognised	**(9,526)**	(16,237)	**–**	–
Deferred tax liabilities recognised	**1,253,499**	180,490	**–**	–
	1,243,973	164,253	**–**	–

d) Deferred tax assets unrecognised

Deferred tax assets have not been recognised in respect of the following items:

	Group		Company	
	2007 (HK$'000)	2006 (HK$'000)	**2007 (HK$'000)**	2006 (HK$'000)
Tax losses	**469,191**	401,186	**228,154**	183,589
Deductible temporary differences	**63,404**	53,106	**–**	–
	532,595	454,292	**228,154**	183,589

Included in the unrecognised tax losses of the Group are losses of HK$8,448,000 (2006: HK$11,464,000) that will expire within three years from the balance sheet date. Other tax losses and deductible temporary differences of the Group and the tax losses of the Company may be carried forward indefinitely.

Note 10 Dividends

	Group and Company	
	2007 (HK$'000)	2006 (HK$'000)
2006 final dividend of 8.0 HK cents on 500,000 shares (2006: 2005 final dividend of 4.5 HK cents on 10,078,870 shares) issued upon exercise of share options	**40**	454
2006 final dividend of 8.0 HK cents on 7,902,000 shares repurchased	**(632)**	–
2005 final dividend of 4.5 HK cents on 94,110,954 shares issued for acquisition of a subsidiary	**–**	4,235
Interim dividend of 7.0 HK cents on 2,183,112,064 shares (2006: 4.5 HK cents on 2,191,208,064 shares)	**152,818**	98,604
Proposed final dividend of 7.0 HK cents on 2,343,879,300 shares (2006: 8.0 HK cents on 2,190,514,064 shares)	**164,072**	175,241
	316,298	278,534

Note 11 Earnings per Share

The calculation of basic earnings per share is based on profit attributable to equity holders of the Company of HK$1,013,548,000 (2006: HK$663,916,000) and the weighted average number of 2,218,420,201 shares (2006: 2,144,226,359 shares) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to equity holders of the Company of HK$1,013,548,000 (2006: HK$663,916,000) and the weighted average number of 2,306,385,218 shares (2006: 2,232,941,133 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

A reconciliation of the data used in calculating basic and diluted earnings per share is as follows:

	Profit attributable to equity holders of the Company		Weighted average number of shares	
	2007 (HK$'000)	2006 (HK$'000)	2007	2006
Profit/number of shares for the purpose of basic earnings per share	**1,013,548**	663,916	**2,218,420,201**	2,144,226,359
Effect of dilutive potential ordinary shares - share options	**–**	–	**87,965,017**	88,714,774
Profit/number of shares for the purpose of diluted earnings per share	**1,013,548**	663,916	**2,306,385,218**	2,232,941,133

Note 12 Property, Plant and Equipment

Group

	Properties under development (HK$'000)	Leasehold buildings (HK$'000)	Vessels and pontoons (HK$'000)	Other assets (HK$'000)	Total (HK$'000)
Cost					
At 1 January 2006	–	229,025	1,990,398	684,698	2,904,121
Exchange adjustment	–	–	–	249	249
Additions/transfers	71,700	–	18,666	72,860	163,226
Disposals	–	–	(43,724)	(21,462)	(65,186)
At 31 December 2006	71,700	229,025	1,965,340	736,345	3,002,410
Exchange adjustment	–	–	–	700	700
Acquisition of subsidiaries	518	–	–	2,133	2,651
Additions/transfers	355,069	–	3,765	47,683	406,517
Disposals	–	–	–	(40,088)	(40,088)
At 31 December 2007	427,287	229,025	1,969,105	746,773	3,372,190
Depreciation					
At 1 January 2006	–	116,816	1,285,405	565,045	1,967,266
Exchange adjustment	–	–	–	113	113
Charge for the year	–	3,023	87,448	32,626	123,097
Write-back on disposal	–	–	(41,650)	(19,259)	(60,909)
At 31 December 2006	–	119,839	1,331,203	578,525	2,029,567
Exchange adjustment	–	–	–	345	345
Acquisition of subsidiaries	–	–	–	1,634	1,634
Charge for the year	–	3,025	87,177	36,479	126,681
Write-back on disposal	–	–	–	(38,930)	(38,930)
At 31 December 2007	–	122,864	1,418,380	578,053	2,119,297
Net book value					
At 31 December 2007	**427,287**	**106,161**	**550,725**	**168,720**	**1,252,893**
At 31 December 2006	71,700	109,186	634,137	157,820	972,843

Note 12 Property, Plant and Equipment (Continued)

Company

	Other assets (HK$'000)
Cost	
At 1 January 2006	2,975
Additions	612
Disposals	(131)
At 31 December 2006	3,456
Additions	415
Disposals	(415)
At 31 December 2007	3,456
Depreciation	
At 1 January 2006	1,928
Charge for the year	421
Write-back on disposal	(121)
At 31 December 2006	2,228
Charge for the year	470
Write-back on disposal	(341)
At 31 December 2007	2,357
Net book value	
At 31 December 2007	**1,099**
At 31 December 2006	1,228

Other assets of the Group comprised mainly furniture, fixtures and repairable spare parts of vessels.

The gross carrying amounts of vessels held for rental income under operating leases were HK$98,994,000 (2006: HK$98,994,000) and the related accumulated depreciation charges were HK$88,754,000 (2006: HK$86,296,000).

Note 12 Property, Plant and Equipment (Continued)

An analysis of leasehold buildings and properties under development is as follows:

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Hong Kong		
Long lease		
Leasehold buildings	**11,281**	11,638
Medium-term lease		
Leasehold buildings	**85,616**	88,063
Properties under development	**418,029**	71,700
	514,926	171,401
Outside Hong Kong		
Medium-term lease		
Leasehold buildings	**9,264**	9,485
Properties under development	**9,258**	–
	18,522	9,485
	533,448	180,886

Note 13 Investment Properties

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Valuation		
At 1 January	**2,988,264**	2,912,255
Exchange adjustment	**31,734**	13,944
Acquisition of a subsidiary	**164,700**	–
Transfers	**320**	–
Cost adjustments	**5,063**	–
Surplus on revaluation	**121,283**	62,065
At 31 December	**3,311,364**	2,988,264

Note 13 Investment Properties (Continued)

An analysis of investment properties is as follows:

	Group	
	2007	2006
	(HK$'000)	(HK$'000)
Hong Kong		
Long lease	**309,000**	280,600
Medium-term lease	**2,215,852**	2,156,321
	2,524,852	2,436,921
Outside Hong Kong		
Medium-term lease	**636,512**	414,343
Freehold	**150,000**	137,000
	786,512	551,343
	3,311,364	2,988,264

All investment properties were held for rental income under operating leases.

A revaluation of all investment properties was performed at 31 December 2007 by reference to sales evidence as available on the market and where appropriate on the basis of capitalisation of net income. The revaluation was conducted by Savills Valuation and Professional Services Limited, independent professional valuer, which has among its staff members of the Hong Kong Institute of Surveyors. Surplus on revaluation and deferred tax thereon have been included in the income statement.

Note 14 Leasehold Land

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Cost		
At 1 January	777,566	767,466
Acquisition of a subsidiary	736,000	–
Additions	625	10,100
At 31 December	1,514,191	777,566
Amortisation		
At 1 January	179,378	165,684
Amortisation for the year	13,574	13,572
Transfer	9,132	122
At 31 December	202,084	179,378
Net book value at 31 December	1,312,107	598,188

An analysis of leasehold land is as follows:

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Hong Kong		
Long lease	3,189	3,215
Medium-term lease	135,641	138,815
	138,830	142,030
Outside Hong Kong		
Medium-term lease	1,173,277	456,158
	1,312,107	598,188

Note 15 Subsidiaries

	Company	
	2007 (HK$'000)	2006 (HK$'000)
Unlisted shares, at cost	**24,200**	20,700

Particulars regarding the principal subsidiaries are set out on pages 150 to 152.

Note 16 Associates

	Group		Company	
	2007 (HK$'000)	2006 (HK$'000)	**2007 (HK$'000)**	2006 (HK$'000)
Unlisted shares, at cost	**–**	–	**250**	250
Share of net assets	**237,077**	210,633	**–**	–
Goodwill	**137**	137	**–**	–
	237,214	210,770	**250**	250

Summarised financial information in respect of the Group's associates is set out below:

	2007 (HK$'000)	2006 (HK$'000)
Total assets	**1,152,609**	3,131,643
Total liabilities	**(571,017)**	(2,626,441)
Revenue	**2,251,447**	2,917,969
Profit for the year	**1,037,423**	1,513,958

Particulars regarding the principal associates are set out on pages 150 to 152.

Note 17 Jointly Controlled Entities

	Group		Company	
	2007	2006	**2007**	2006
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Capital contribution, at cost	**–**	–	**7,803**	7,803
Share of net assets	**975,236**	962,186	**–**	–
	975,236	962,186	**7,803**	7,803

Summarised financial information in respect of the Group's jointly controlled entities is set out below:

	2007	2006
	(HK$'000)	(HK$'000)
Share of assets and liabilities attributable to the Group		
Non-current assets	**773,399**	587,974
Current assets	**1,886,312**	1,195,348
Current liabilities	**(1,241,342)**	(408,234)
Non-current liabilities	**(443,133)**	(412,902)
Net assets	**975,236**	962,186
Share of income and expenses attributable to the Group		
Income	**119,375**	31,397
Expenses	**(96,842)**	(48,995)
Profit/(loss) for the year	**22,533**	(17,598)

Particulars regarding the principal jointly controlled entities are set out on pages 150 to 152.

Note 18 Intangible Assets

Group

	Goodwill (HK$'000)	Franchises and royalties (HK$'000)	Total (HK$'000)
Cost			
At 1 January 2006	2,275	–	2,275
Additions	–	4,417	4,417
At 31 December 2006	2,275	4,417	6,692
Acquisition of subsidiaries	362,453	–	362,453
Additions	–	200	200
At 31 December 2007	364,728	4,617	369,345
Amortisation and impairment loss			
At 1 January 2006	–	–	–
Amortisation for the year	–	89	89
Impairment loss recognised in the year	2,275	–	2,275
At 31 December 2006	2,275	89	2,364
Amortisation for the year	–	296	296
At 31 December 2007	2,275	385	2,660
Net book value			
At 31 December 2007	**362,453**	**4,232**	**366,685**
At 31 December 2006	–	4,328	4,328

Impairment tests on goodwill

The Group uses business segment as its primary segment for reporting segment information. For the purposes of impairment testing, the carrying amount of goodwill at 31 December 2007 has been allocated to the cash generating unit (CGU) as follows:

	(HK$'000)
Properties for development in Macau	362,453

The recoverable amount of the CGU is determined based on a value-in-use calculation which uses cash flow projections based on financial budgets approved by management covering a five-year period, and a discount rate of 6% per annum and zero growth rate on revenues. The pre-tax discount rate used reflects specific risks relating to the relevant segment. Management believes that any reasonably possible further change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of this CGU.

Note 19 Available-for-sale Investments

	Group		Company	
	2007 (HK$'000)	2006 (HK$'000)	2007 (HK$'000)	2006 (HK$'000)
Equity securities				
Unlisted				
Cost	895,400	838,146	234,723	234,723
Impairment losses	(75,345)	(77,845)	–	–
	820,055	820,301	234,723	234,723
Listed in Hong Kong, at market value	630,228	411,651	–	–
Listed outside Hong Kong, at market value	40,771	21,082	–	–
	1,491,054	1,253,034	234,723	234,723
Debt securities				
Unlisted, at fair value	28,527	26,736	–	–
Investment funds				
Listed outside Hong Kong, at market value	20,723	16,674	–	–
Unlisted, at fair value	11,472	8,586	–	–
	32,195	25,260	–	–
	1,551,776	1,305,030	234,723	234,723

The fair values of listed securities are determined on the basis of their quoted market orices at the balance sheet date. For unlisted debt securities, the Group uses the market values determined by independent financial institutions to estimate their fair values. Investment funds are valued based on the net asset value per share as reported by the managers of such funds.

Certain available-for-sale investments of the Group, including an unlisted equity investment in STDM, do not have quoted market prices in an active market and other methods of reasonably estimating fair value are clearly unworkable as the variability in the range of various reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. These available-for-sale investments are therefore stated at cost and are subject to review for impairment loss.

Note 19 Available-for-sale Investments (Continued)

An analysis of available-for-sale investments is as follows:

	Equity securities		Debt securities		Investment funds		Total	
	2007 (HK$'000)	2006 (HK$'000)	2007 (HK$'000)	2006 (HK$'000)	2007 (HK$'000)	2006 (HK$'000)	2007 (HK$'000)	2006 (HK$'000)
Group								
Non-current assets	**1,491,054**	1,253,034	**28,527**	26,736	**11,313**	–	**1,530,894**	1,279,770
Current assets	**–**	–	**–**	–	**20,882**	25,260	**20,882**	25,260
	1,491,054	1,253,034	**28,527**	26,736	**32,195**	25,260	**1,551,776**	1,305,030
Company								
Non-current assets	**234,723**	234,723	**–**	–	**–**	–	**234,723**	234,723

Note 20 Mortgage Loans Receivable

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Mortgage loans receivable	**42,965**	85,830
Less: Current portion	**(4,034)**	(3,672)
Non-current portion	**38,931**	82,158

Mortgage loans receivable are secured by second mortgage of properties and interest bearing at prime rate plus 1.75% to prime rate plus 3.75% (2006: prime rate plus 1.75% to prime rate plus 3.75%) per annum.

The carrying amount of mortgage loans receivable approximates the fair value based on cash flows discounted using effective interest rates of prime rate plus 1.75% to prime rate plus 3.75% (2006: prime rate plus 1.75% to prime rate plus 3.75%) per annum.

Note 21 Other Non-current Assets

	Group		Company	
	2007 (HK$'000)	2006 (HK$'000)	**2007 (HK$'000)**	2006 (HK$'000)
Amounts due by subsidiaries less provision	**–**	–	**11,220,574**	5,600,016
Amounts due by associates less provision	**11,136**	269,596	**–**	–
Amounts due by jointly controlled entities	**435,061**	408,631	**–**	–
Amounts due by investee companies	**28,190**	28,190	**125**	125
Structured notes and deposits	**91,208**	89,223	**78,020**	77,790
Equity-linked notes, at fair value	**7,424**	7,869	**–**	–
Club debentures	**140**	140	**–**	–
	573,159	803,649	**11,298,719**	5,677,931

Amounts due by subsidiaries are unsecured and with no fixed term of repayment. Amount of HK$408,471,000 (2006: HK$358,893,000) is interest bearing at prime rate (2006: prime rate) per annum while the remaining balances are non-interest bearing.

Amounts due by associates are unsecured, non-interest bearing and with no fixed term of repayment. (2006: HK$258,461,000 is interest bearing at 6% per annum while the remaining balances are non-interest bearing.)

Amounts due by jointly controlled entities are unsecured. Amount of HK$333,540,000 (2006: HK$333,540,000) is repayable by 5 December 2010 and amount of HK$30,487,000 (2006: HK$30,440,000) is repayable upon notice of either party while the remaining balances have no fixed term of repayment. Amount of HK$333,540,000 (2006: HK$333,540,000) is interest bearing at HIBOR plus 3% (2006: HIBOR plus 3%) per annum while the remaining balances are non-interest bearing.

Amounts due by investee companies are unsecured, non-interest bearing and with no fixed term of repayment.

For the interest bearing portion of amounts due by subsidiaries and jointly controlled entities, the carrying amount is not materially different from the fair value. For the non-interest bearing portion of amounts due by subsidiaries, associates, jointly controlled entities and investee companies, it is not meaningful to disclose fair value.

Structured notes and deposits are denominated in United States dollars with interest rates linked to various factors including interest rates, market indexes, foreign exchange and commodities etc.

For equity-linked notes, the redemption amounts and/or interest rates are linked to equity securities. The Group uses the market values determined by independent financial institutions to estimate their fair values.

Note 22 Properties for or under Development

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Properties for or under development, at cost	**10,775,322**	1,071,824

An analysis of leasehold land included in properties for or under development is as follows:

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Hong Kong		
Long lease	**–**	74,600
Medium-term lease	**1,878,180**	743,450
Outside Hong Kong		
Medium-term lease	**7,978,673**	–
	9,856,853	818,050

Note 23 Inventories

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Properties	**644,286**	95,759
Spare parts	**128,962**	119,572
Others	**10,983**	9,015
	784,231	224,346

An analysis of leasehold land included in inventories is as follows:

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Hong Kong		
Long lease	**29,840**	–
Medium-term lease	**29,743**	53,386
Outside Hong Kong		
Medium-term lease	**392,510**	–
	452,093	53,386

Note 24 Trade Receivables, Other Receivables and Deposits Paid

	Group		Company	
	2007 (HK$'000)	2006 (HK$'000)	**2007 (HK$'000)**	2006 (HK$'000)
Amount due by a jointly controlled entity	**9,200**	9,200	**–**	–
Current portion of mortgage loans receivable	**4,034**	3,672	**–**	–
Equity-linked notes, at fair value	**14,743**	3,975	**–**	–
Structured notes and deposits	**90,211**	–	**39,010**	–
Deposits for acquisitions of interests in land development rights	**772,942**	500,000	**–**	–
Trade and other debtors, deposits and prepayments	**637,668**	353,570	**15,528**	10,631
	1,528,798	870,417	**54,538**	10,631

Amount due by a jointly controlled entity was unsecured and repayable on demand. Amount to the extent of HK$7,200,000 (2006: HK$7,200,000) was interest bearing at the interest rate of 5% (2006: 5%) per annum and the remaining balance was non-interest bearing.

The carrying amount of trade and other receivables approximates their fair value because of their immediate or short term maturity.

Trade debtors are managed in accordance with defined credit policies, dependent on market requirements and businesses which they operate. Subject to negotiation, credit is only available for major customers with well-established trading records. The ageing analysis of trade debtors is as follows:

	Group	
	2007 (HK$'000)	2006 (HK$'000)
0 – 30 days	**144,702**	124,773
31 – 60 days	**67,928**	33,950
61 – 90 days	**131,052**	8,352
over 90 days	**22,002**	15,636
	365,684	182,711

An analysis of the age of trade debtors that are past due as at the reporting date but not impaired is as follows:

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Past due up to:		
0 – 30 days	**52,804**	75,156
31 – 60 days	**12,890**	10,319
61 – 90 days	**3,512**	7,484
over 90 days	**21,463**	10,725
	90,669	103,684

Note 24 Trade Receivables, Other Receivables and Deposits Paid (Continued)

Movement in the allowance for doubtful debts of trade debtors during the year is as follows:

	Group	
	2007 (HK$'000)	2006 (HK$'000)
At 1 January	5,677	3,671
Impairment loss recognised during the year	733	2,043
Impairment loss reversed during the year	(391)	–
Uncollectible amounts written off	(444)	(37)
At 31 December	5,575	5,677

Note 25 Derivative Financial Instruments

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Current assets		
Fuel swap contracts	30,319	–
Other derivative financial instruments	2,289	–
	32,608	–
Current liabilities		
Fuel swap contracts	–	18,260
Equity forward sale contracts	–	7,881
	–	26,141

During the year, fuel swap contracts were designated as cash flow hedges to hedge fuel price risk in anticipated future fuel purchases. These contracts were remeasured at fair value based on the estimated future cash flows. The fair value gains or losses are transferred from hedging reserve to other costs in the income statement when the forecast purchases occur, at various dates between 1 month to 12 months (2006: 1 month to 12 months) from the balance sheet date.

Note 26 Bank Deposits, Cash and Bank Balances

	Group		Company	
	2007	2006	**2007**	2006
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Bank deposits	**3,048,848**	3,209,613	**1,114,146**	1,713,957
Cash and bank balances	**515,686**	217,901	**15,972**	24,913
	3,564,534	3,427,514	**1,130,118**	1,738,870

The carrying amount of bank deposits, cash and bank balances approximates their fair value because of their immediate or short term maturity.

Note 27 Bank Borrowings

	Group	
	2007	2006
	(HK$'000)	(HK$'000)
Bank loans repayable within a period		
Not exceeding 1 year	**3,216,982**	91,742
More than 1 year but not exceeding 2 years	**200,000**	779,982
More than 2 years but not exceeding 5 years	**2,671,232**	4,015
More than 5 years	**121,268**	50,985
	6,209,482	926,724
Less: Current portion	**(3,216,982)**	(91,742)
Non-current portion	**2,992,500**	834,982

Bank loans to the extent of HK$154,982,000 (2006: HK$224,724,000) are secured by charges on certain vessels of the Group of HK$361,818,000 (2006: HK$416,880,000). Bank loans to the extent of HK$142,500,000 (2006: HK$55,000,000) are secured by charges on properties under development of HK$418,029,000 (2006: HK$81,578,000), bank deposits, cash and bank balances of HK$7,960,000 (2006: HK$46,111,000) and other assets of HK$11,770,000 (2006: HK$112,000) of the Group. The balance is secured by corporate guarantee of the Company.

Bank loans to the extent of HK$297,482,000 (2006: HK$279,724,000) are repayable by instalments.

Bank loans are interest bearing at HIBOR plus 0.3% to HIBOR plus 1.5% (2006: HIBOR plus 0.5% to HIBOR plus 1.5%) per annum.

The carrying amount of bank borrowings approximates their fair value based on cash flows discounted using effective interest rates of HIBOR plus 0.3% to HIBOR plus 1.5% (2006: HIBOR plus 0.5% to HIBOR plus 1.5%) per annum.

Note 28 Trade and Other Payables

	Group		Company	
	2007 (HK$'000)	2006 (HK$'000)	**2007 (HK$'000)**	2006 (HK$'000)
Amounts due to subsidiaries	**–**	–	**4,282,207**	1,047,762
Amount due to an associate	**2,846**	2,846	**–**	–
Loan	**5,000**	5,000	**–**	–
Trade and other creditors, deposits and accrued charges	**1,057,533**	626,159	**35,362**	24,890
	1,065,379	634,005	**4,317,569**	1,072,652

Amounts due to subsidiaries and an associate and loan are unsecured, non-interest bearing and with no fixed term of repayment. The carrying amount of trade and other payables either approximates their fair value because of their immediate or short term maturity, or is not materially different from their fair value.

The ageing analysis of trade creditors is as follows:

	Group	
	2007 (HK$'000)	2006 (HK$'000)
0 – 30 days	**505,465**	191,385
31 – 60 days	**7,712**	2,057
61 – 90 days	**1,367**	942
over 90 days	**26,923**	10,115
	541,467	204,499

Note 29 Provision for Employee Benefits

Provision for employee benefits represents cost of cumulative compensated absences that the Group expects to pay.

	Group		Company	
	2007 (HK$'000)	2006 (HK$'000)	**2007 (HK$'000)**	2006 (HK$'000)
At 1 January	**27,654**	28,222	**7,338**	7,642
Net amount provided during the year	**1,258**	832	**321**	528
Amount paid during the year	**(1,598)**	(1,400)	**(532)**	(832)
At 31 December	**27,314**	27,654	**7,127**	7,338

Note 30 Loans from Minority Shareholders

Loans from minority shareholders are unsecured and with no fixed term of repayment. The Group has not provided any guarantee in favour of the minority shareholders in respect of the loans advanced. Amount to the extent of HK$516,950,000 (2006: HK$26,950,000) is interest bearing at HIBOR plus 0.58% (2006: HIBOR plus 0.58%) per annum while the balance is non-interest bearing. For the interest bearing portion, the carrying amount is not materially different from their fair value. For the non-interest bearing portion, it is not meaningful to disclose fair value.

Note 31 Share Capital

	2007		2006	
	Number of shares	**(HK$'000)**	Number of shares	(HK$'000)
Authorised				
Ordinary shares of HK$0.25 each				
At 1 January and 31 December	**4,000,000,000**	**1,000,000**	4,000,000,000	1,000,000
Issued and fully paid				
Ordinary shares of HK$0.25 each				
At 1 January	**2,190,514,064**	**547,628**	2,082,018,240	520,505
Placement of shares	**140,000,000**	**35,000**	–	–
Issue of shares for acquisition of a subsidiary	**–**	**–**	94,110,954	23,528
Exercise of share options	**5,697,670**	**1,424**	15,078,870	3,769
Repurchase of shares	**(7,902,000)**	**(1,975)**	(694,000)	(174)
At 31 December	**2,328,309,734**	**582,077**	2,190,514,064	547,628

Pursuant to the Placing and Subscription Agreement entered into by the Company on 27 September 2007, 140,000,000 existing issued ordinary shares held by a substantial shareholder were placed out to independent investors at HK$12.25 per share and 140,000,000 new ordinary shares were subscribed by the substantial shareholder at HK$12.25 per share. The proceeds, net of expenses, is HK$1,687,322,000 of which HK$35,000,000 was credited to the share capital and the remaining balance of HK$1,652,322,000 was credited to the share premium. The new ordinary shares rank pari passu in all respects with the existing ordinary shares of the Company. The issue of new ordinary shares broadened the shareholder and capital base of the Company and the net proceeds were intended for investment opportunities in the Macau property market.

During the year, share options were exercised to subscribe for 5,697,670 ordinary shares in the Company at total consideration of HK$18,442,000 of which HK$1,424,000 was credited to the share capital and the balance of HK$17,018,000 was credited to the share premium.

Note 31 Share Capital (Continued)

During the year, the Company repurchased its own ordinary shares on The Stock Exchange of Hong Kong Limited as follows:

Month/year	Number of shares repurchased	Highest price paid per share (HK$)	Lowest price paid per share (HK$)	Aggregate price paid (HK$'000)
March 2007	1,538,000	11.06	10.88	16,898
April 2007	616,000	11.24	11.14	6,910
May 2007	5,748,000	10.90	10.30	60,754
	7,902,000			84,562

In October 2006, the Company repurchased 694,000 of its own ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$6,259,000. The highest and lowest prices paid per share were HK$9.00 and HK$8.92 respectively.

The repurchased shares for both years were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. Pursuant to Section 49H of the Hong Kong Companies Ordinance, an amount equivalent to the par value of the shares cancelled of HK$1,975,000 (2006: HK$174,000) was transferred from retained profits to capital redemption reserve. The premium and expenses paid on the repurchase of the shares of HK$82,587,000 (2006: HK$6,085,000) was charged to retained profits.

Note 32 Share Option Schemes

The Company had a share option scheme which was adopted on 18 May 1993 (the 1993 share option scheme) and terminated on 31 May 2002. A new share option scheme was adopted on 31 May 2002 (the 2002 share option scheme), whereby the Board of Directors of the Company may grant share options to eligible persons, including Directors and employees of the Company, to subscribe for ordinary shares in the Company. Details of the share option schemes are disclosed in section (d) under Disclosure of Interests in the Report of the Directors on pages 54 to 57.

(a) Details of the share options are as follows:

2007

		Number of options					
Date of grant	Exercise price	At 1 January 2007	Granted during the year	Exercised during the year	Cancelled during the year	At 31 December 2007	Note
The 1993 share option scheme							
3 January 2000	HK$1.15	15,869,566	–	–	–	15,869,566	(i)
The 2002 share option scheme							
25 May 2004	HK$3.15	97,376,000	–	(5,078,870)	–	92,297,130	(i)
8 July 2004	HK$3.95	918,800	–	(618,800)	–	300,000	(ii)
22 September 2004	HK$4.20	5,000,000	–	–	–	5,000,000	(i)
18 January 2007	HK$11.84	–	150,000	–	(150,000)	–	(iii)
		103,294,800	150,000	(5,697,670)	(150,000)	97,597,130	
		119,164,366	150,000	(5,697,670)	(150,000)	113,466,696	(v)
Weighed average exercise price		HK$2.93	HK$11.84	HK$3.24	HK$11.84	HK$2.92	

Note 32 Share Option Schemes (Continued)

(a) Details of the share options are as follows: (Continued)

2006

Date of grant	Exercise price	Number of options: At 1 January 2006	Exercised during the year	At 31 December 2006	Note
The 1993 share option scheme					
3 January 2000	HK$1.15	20,869,566	(5,000,000)	15,869,566	(i)
The 2002 share option scheme					
25 May 2004	HK$3.15	107,454,870	(10,078,870)	97,376,000	(i)
8 July 2004	HK$3.95	918,800	–	918,800	(ii)
22 September 2004	HK$4.20	5,000,000	–	5,000,000	(i)
		113,373,670	(10,078,870)	103,294,800	
		134,243,236	(15,078,870)	119,164,366	(v)
Weighed average exercise price		HK$2.88	HK$2.49	HK$2.93	

Notes:

(i) The share options outstanding at 31 December 2007 and 31 December 2006 are granted to Directors and exercisable during a period of 10 years commencing on the date of each grant. These share options vested at the dates of their issues.

(ii) The share options outstanding at 31 December 2007 and 31 December 2006 are granted to employees and exercisable during a period of 5 years commencing on the date of grant. These share options vested at the dates of their issues.

(iii) 150,000 share options were granted under the 2002 share option scheme on 18 January 2007, but subsequently were cancelled in October 2007. The vesting period of these share options was from the date of grant until three months before the commencement of the exercise period.

(iv) During 2007, 5,697,670 (2006: 15,078,870) share options were exercised under the 2002 share option scheme. The weighted average share price at the dates of exercise was HK$12.75 (2006: HK$10.03).

(v) The weighted average remaining contractual life for the share options outstanding at 31 December 2007 is 5.78 (2006: 6.78) years.

(vi) The total expenses recognised in profit or loss for the year arising from share options is HK$694,000 (2006: nil).

Note 32 Share Option Schemes (Continued)

(b) Fair value of share options and assumptions

The fair value of these options on the date of grant was HK$694,000, calculated using the Black-Scholes option pricing model. The inputs into the model are as follows:

Closing price of the Company's shares on the date of grant	HK$11.78
Exercise price	HK$11.84
Risk-free interest rate	3.94% per annum
Expected life	5 years
Expected volatility	43.02% per annum
Expected dividend yield	1.05% per annum

Expected volatility was determined by using the historical volatility of the Company's share prices over the previous year up to the date of grant. Expected dividends are based on historical dividends. The Black-Scholes option pricing model requires the input of subjective assumptions. Changes in the inputs may materially affect the fair value estimate

Note 33 Reserves

a) Group

	2007 (HK$'000)	2006 (HK$'000)
Share premium	**6,735,345**	5,066,027
Capital redemption reserve	**7,920**	5,945
Capital reserve	**5**	–
Legal reserve	**11,141**	8,905
Asset revaluation reserve	**1,740,674**	–
Investment revaluation reserve	**371,162**	167,131
Hedging reserve	**10,656**	(6,417)
Exchange reserve	**27,353**	11,724
Retained profits	**3,388,100**	2,776,954
	12,292,356	8,030,269

The movements of the Group's reserves for the years ended 31 December 2007 and 31 December 2006 are presented in the consolidated statement of changes in equity on pages 72 to 73 of the financial statements.

The application of share premium and capital redemption reserve is governed by Sections 48B and 49H respectively of the Hong Kong Companies Ordinance.

Legal reserve is a non-distributable reserve of certain subsidiaries and associates which is set aside from the profits of these companies in accordance with the Commercial Code of Macau Special Administrative Region.

Asset revaluation reserve represents the fair value adjustment to the identifiable net assets acquired arising from acquisitions of subsidiaries, as related to the Group's previously held interests in them.

Investment revaluation reserve comprises the cumulative net change in the fair value of available-for-sale investments held at the balance sheet date and is dealt with in accordance with the accounting policy of available-for-sale investments as set out in note 2(n) to the financial statements.

Hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows in accordance with the accounting policy of cash flow hedges in note 2(p) to the financial statements.

Exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations in accordance with the accounting policy of foreign currencies in note 2(x) to the financial statements.

Note 33 Reserves (Continued)

b) Company

	Share premium (HK$'000)	Capital redemption reserve (HK$'000)	Capital reserve (HK$'000)	Retained profits (HK$'000)	Total (HK$'000)
At 1 January 2006	4,095,965	5,771	–	704,356	4,806,092
Profit for the year	–	–	–	397,742	397,742
Issue of shares for acquisition of a subsidiary	936,404	–	–	–	936,404
Exercise of share options	33,729	–	–	–	33,729
Expenses on issue of shares	(71)	–	–	–	(71)
Repurchase of shares	–	174	–	(6,236)	(6,062)
Expenses on repurchase of shares	–	–	–	(23)	(23)
Dividends	–	–	–	(278,534)	(278,534)
At 31 December 2006	5,066,027	5,945	–	817,305	5,889,277
Profit for the year	–	–	–	520,201	520,201
Placement of shares	1,680,000	–	–	–	1,680,000
Exercise of share options	17,018	–	–	–	17,018
Expenses on issue of shares	(27,700)	–	–	–	(27,700)
Repurchase of shares	–	1,975	–	(84,288)	(82,313)
Expenses on repurchase of shares	–	–	–	(274)	(274)
Grant of share options	–	–	694	–	694
Released upon cancellation of share options	–	–	(694)	694	–
Dividends	–	–	–	(316,298)	(316,298)
At 31 December 2007	**6,735,345**	**7,920**	**–**	**937,340**	**7,680,605**

Distributable reserves of the Company as at 31 December 2007 amounted to HK$1,101,412,000 (2006: HK$992,546,000) of which HK$164,072,000 (2006: HK$175,241,000) has been proposed as final dividend.

The consolidated profit attributable to equity holders of the Company includes a profit of HK$402,765,000 (2006: HK$397,258,000) which has been dealt with in the financial statements of the Company.

Note 34 Consolidated Cash Flow Statement

a) Acquisition of interests in subsidiaries

	2007 (HK$'000)	2006 (HK$'000)
Net assets acquired		
Property, plant and equipment	1,017	–
Investment properties	164,700	–
Leasehold land	736,000	–
Properties for or under development	8,645,367	–
Inventories	739,987	–
Jointly controlled entity	–	978,713
Amount due by a jointly controlled entity	–	201,788
Trade receivable, other receivables and deposits paid	16,325	277,237
Bank deposits, cash and bank balances	1,084,421	584
Amount due to the Group	–	(197,881)
Trade and other payables	(868,942)	(277,820)
Taxation payable	(109,620)	–
Deferred tax liabilities	(1,066,045)	–
	9,343,210	982,621
Interests in associates originally held by the Group	(2,173,235)	–
Minority interests	(137,211)	–
	7,032,764	982,621
Excess of interest in fair value of net assets acquired over cost of acquisition	(291,177)	(22,689)
Goodwill	362,453	–
	7,104,040	959,932
Satisfied by		
Ordinary shares of the Company, at fair value	–	959,932
Cash consideration paid	7,069,666	–
Assumption of the obligation of the vendor payable to a subsidiary	25,576	–
Direct costs relating to the acquisitions	8,798	–
	7,104,040	959,932
Cash (outflow)/inflow on acquisition of interests in subsidiaries		
Cash consideration paid	(7,069,666)	–
Direct costs relating to the acquisitions	(8,798)	–
Cash and cash equivalents acquired	1,084,421	584
	(5,994,043)	584

Details of the acquisitions in 2007 and 2006 are disclosed in note 35 to the financial statements.

Note 34 Consolidated Cash Flow Statement (Continued)

b) Analysis of cash and cash equivalents

	2007 (HK$'000)	2006 (HK$'000)
Investment funds (note 19)	**20,882**	25,260
Bank deposits, cash and bank balances (note 26)	**3,564,534**	3,427,514
Cash and cash equivalents in the consolidated cash flow statement	**3,585,416**	3,452,774

Cash and cash equivalents at the balance sheet date include cash and bank balances of HK$39,436,000 (2006: HK$22,697,000) held by subsidiaries which are not freely remissible to the Group because of currency exchange restrictions.

c) Major non-cash transactions

(i) During the year, part of the dividend income of HK$59,268,000 (2006: HK$59,268,000) from investments was settled through the current account with an investee company.

(ii) During 2006, the Company issued 94,110,954 ordinary shares as the consideration for the acquisition of a subsidiary, the details of which are disclosed in note 35 to the financial statements.

Note 35 Acquisitions of Interests in Subsidiaries

2007

a) Acquisition of Tin Wai Development Company, Limited (Tin Wai)

	Book value (HK$'000)	Fair value (HK$'000)
Net assets acquired		
Property, plant and equipment	518	518
Leasehold land	1,068	736,000
Trade receivable, other receivables and deposits paid	227	227
Trade and other payables	(74)	(74)
Deferred tax liabilities	–	(88,192)
	1,739	648,479
Minority interests		(136,181)
		512,298
Excess of interest in fair value of net assets acquired over cost of acquisition		(291,098)
		221,200
Satisfied by		
Cash consideration paid		195,624
Assumption of the obligation of the vendor payable to a subsidiary		25,576
		221,200

On 21 June 2007, Oriental Pride Group Limited, a wholly-owned subsidiary, acquired 79% of the issued share capital of Tin Wai, which had the right of a land concession in respect of a property site in Taipa, Macau for development of a columbarium.

The fair value adjustment to leasehold land was determined with reference to the valuation performed by an independent professional property valuer. Since the fair value of net assets acquired exceeds the fair value of the consideration, the Group recognised the excess in the consolidated income statement.

Tin Wai contributed revenue of HK$550,000 and profit of HK$490,000 to the Group between the date of acquisition and the balance sheet date. If the acquisition of Tin Wai had been completed on 1 January 2007, the Group's total revenues and profit for the year would not have been materially different from those shown on the consolidated income statement.

Note 35 Acquisitions of Interests in Subsidiaries (Continued)

2007 (Continued)

b) Acquisitions of Nova Taipa - Urbanizações, Limitada (NTU), Nomusa Limited (Nomusa), Fast Shift Investments Limited (Fast Shift), Nova City Property Management Limited (NCPM) and Nova Taipa Gardens Property Management Limited (NTGPM)

	Book value (HK$'000)	Fair value (HK$'000)
Net assets acquired		
Property, plant and equipment	388	388
Investment properties	164,700	164,700
Properties for or under development	1,187,219	8,645,367
Inventories	203,736	739,987
Trade receivable, other receivables and deposits paid	14,459	14,459
Bank deposits, cash and bank balances	1,079,795	1,079,795
Trade and other payables	(867,864)	(867,864)
Taxation payable	(109,399)	(109,399)
Deferred tax liabilities	(18,524)	(977,853)
	1,654,510	8,689,580
Interests in associates originally held by the Group		(2,173,235)
		6,516,345
Goodwill		362,453
		6,878,798
Satisfied by		
Cash consideration paid		6,870,000
Direct costs relating to the acquisitions		8,798
		6,878,798

In December 2007, Ace Wonder Limited, an indirect wholly owned subsidiary, through the acquisitions of the entire issued share capital of Nomusa and Fast Shift, acquired an additional 75% equity interest in NTU raising its total equity interest to 100%. NTU is engaged in property development and investment in Macau and its principal asset is the property development located at the northern part of Taipa, Macau. The development has two-main parts, namely Nova City and Nova Taipa Gardens. As part of the same acquisitions, Shun Tak Property Management (Macau) Investment Limited, an indirect wholly owned subsidiary, acquired an additional 50% equity interest each in NCPM and NTGPM raising its total equity interest to 100% in both companies. NCPM and NTGPM are property management companies for Nova City and Nova Taipa Gardens respectively.

The acquired subsidiaries contributed revenue of HK$228,036,000 and profit of HK$37,312,000 to the Group between the dates of acquisitions and the balance sheet date.

Note 35 Acquisitions of Interests in Subsidiaries (Continued)

2007 (Continued)

b) Acquisitions of Nova Taipa - Urbanizações, Limitada (NTU), Nomusa Limited (Nomusa), Fast Shift Investments Limited (Fast Shift), Nova City Property Management Limited (NCPM) and Nova Taipa Gardens Property Management Limited (NTGPM) (Continued)

If the acquisitions had been completed on 1 January 2007, the Group's total revenues and profit for the year would have been HK$5,115,913,000 and HK$1,299,044,000 respectively. The proforma information is for illustrative purposes only and is not necessarily an indication of revenues and results of operations of the Group that actually would have been achieved had the acquisitions been completed on 1 January 2007, nor is it intended to be a projection of future results.

The goodwill is attributable to the anticipated profitability, future market development and significant synergies expected to arise from those acquired subsidiaries.

2006

Acquisition of Built City Investments Limited (Built City)

	Book value (HK$'000)	Fair value (HK$'000)
Net assets acquired		
Jointly controlled entity	(5,587)	978,713
Amount due by jointly controlled entity	201,788	201,788
Trade and other receivables	277,237	277,237
Cash and bank balances	29	29
Amount due to the Group	(197,881)	(197,881)
Trade and other payables	(277,265)	(277,265)
	(1,679)	982,621
Excess of interest in fair value of net assets acquired over cost of acquisition		(22,689)
		959,932
Satisfied by		
Ordinary shares of the Company, at fair value		959,932

On 7 June 2006, Right City International Limited, a wholly-owned subsidiary, completed the acquisition of the entire issued share capital of Built City, whose principal asset is a 51% interest in a jointly controlled entity, Basecity Investments Limited (Basecity), which indirectly wholly-owns Properties Sub F, Limited, which had the right of a land concession in respect of the property site located at Lot B, District B2, Zone B, NAPE in Macau.

The Company issued 94,110,954 ordinary shares as consideration for the acquisition. The consideration was determined with reference to the market value of the property site in mid-2004 (as described in the Company's circular dated 21 October 2005), and did not take into account the subsequent increase in property prices in Macau. The fair value of ordinary shares issued as consideration was based on the quoted bid price at the date of completion of acquisition. The fair value adjustment to the attributable interest in the jointly controlled entity was mainly attributable to the fair value of the land concession right it held. Since the fair value of net assets acquired exceeds the fair value of the consideration paid, the Group recognised the excess in the consolidated income statement.

Note 35 Acquisitions of Interests in Subsidiaries (Continued)

2006 (Continued)

Acquisition of Built City Investments Limited (Built City) (Continued)

Built City contributed an immaterial amount of revenue and a loss of HK$14,400,000 to the Group between the date of acquisition and the balance sheet date.

If the acquisition had been completed on 1 January 2006, the Group's total revenues and profit for the year would have been HK$2,771,996,000 and HK$1,183,899,000 respectively. The increase in profit for the year would have been mainly attributable to a higher excess of interest in fair value of net assets acquired over cost of acquisition, which would have been caused by a higher valuation of the land concession right and a lower valuation of ordinary shares issued. The proforma information is for illustrative purposes only and is not necessarily an indication of revenues and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2006, nor is it intended to be a projection of future results.

The initial accounting for the acquisition was determined only provisionally because the cost of acquisition will be affected by the Cash Adjustment, if any, as defined in the Company's circular dated 21 October 2005. The Cash Adjustment could not be measured exactly until completion of construction, at which time the Cash Adjustment will be treated as an adjustment to the cost of acquisition.

Aggregate effect of acquisitions of other subsidiaries

	2007 Fair value and book value (HK$'000)	2006 Fair value and book value (HK$'000)
Net assets acquired		
Property, plant and equipment	**111**	–
Trade and other receivables	**1,639**	–
Cash and bank balances	**4,626**	555
Trade and other payables	**(1,004)**	(555)
Taxation payable	**(221)**	–
	5,151	–
Minority interests	**(1,030)**	–
	4,121	–
Excess of interest in fair value of net assets acquired over cost of acquisition	**(79)**	–
	4,042	–
Satisfied by		
Cash consideration paid	**4,042**	–

Note 36 Segment Information

Business segments

Group

2007

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	2,011,135	846,425	367,939	92,638	–	3,318,137
Inter-segment turnover	208,186	2,880	38,243	–	(249,309)	–
Other revenues	79,762	1,266	2,532	30,485	–	114,045
	2,299,083	850,571	408,714	123,123	(249,309)	3,432,182
Segment results	259,177	286,881	43,080	81,006	–	670,144
Fair value changes on investment properties	–	121,283	–	–	–	121,283
Unallocated income						3,671
Unallocated expense						(109,186)
Interest income						139,312
Operating profit						825,224
Excess of interest in fair value of net assets acquired over cost of acquisition of subsidiaries	–	291,098	79	–	–	291,177
Finance costs						(61,145)
Share of results of associates	1,545	224,980	54,834	1,939	–	283,298
Share of results of jointly controlled entities	4,455	18,881	(803)	–	–	22,533
Profit before taxation						1,361,087
Taxation						(99,279)
Profit after taxation						1,261,808

Note 36 Segment Information (Continued)

Business segments (Continued)

Group

2007

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Assets						
Segment assets	2,839,913	18,290,198	1,044,267	1,682,550	(57,685)	23,799,243
Associates	5,111	2,674	228,637	792	–	237,214
Jointly controlled entities	29,124	946,873	(761)	–	–	975,236
Unallocated assets						1,303,617
Total assets						26,315,310
Liabilities						
Segment liabilities	404,207	1,860,822	152,111	11,329	(57,685)	2,370,784
Unallocated liabilities						8,561,396
Total liabilities						10,932,180
Other information						
Capital expenditure	35,729	11,265	347,685	1,305		
Depreciation	113,366	6,055	3,783	1,844		
Amortisation						
– leasehold land	2,976	181	10,417	–		
– intangible assets	–	–	–	296		
Impairment losses on receivables	–	455	278	–		

Note 36 Segment Information (Continued)

Business segments (Continued)

Group

2006

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,798,201	298,640	291,234	120,729	–	2,508,804
Inter-segment turnover	141,119	2,096	32,803	–	(176,018)	–
Other revenues	67,029	933	696	40,833	–	109,491
	2,006,349	301,669	324,733	161,562	(176,018)	2,618,295
Segment results	236,721	84,024	26,834	102,119	–	449,698
Fair value changes on investment properties	–	62,065	–	–	–	62,065
Unallocated income						3,759
Unallocated expense						(88,153)
Interest income						153,701
Operating profit						581,070
Excess of interest in fair value of net assets acquired over cost of acquisition of a subsidiary	–	22,689	–	–	–	22,689
Finance costs						(47,866)
Share of results of associates	412	347,835	50,750	1,516	–	400,513
Share of results of jointly controlled entities	5,789	(23,713)	–	326	–	(17,598)
Profit before taxation						938,808
Taxation						(56,831)
Profit after taxation						881,977

Note 36 Segment Information (Continued)

Business segments (Continued)

Group

2006

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Assets						
Segment assets	2,541,762	5,850,554	692,532	1,435,121	(33,726)	10,486,243
Associates	3,566	546	205,311	1,347	–	210,770
Jointly controlled entities	24,540	958,179	(20,533)	–	–	962,186
Unallocated assets						1,881,334
Total assets						13,540,533
Liabilities						
Segment liabilities	359,223	446,868	59,617	18,476	(33,726)	850,458
Unallocated liabilities						1,953,302
Total liabilities						2,803,760
Other information						
Capital expenditure	50,985	25,051	82,729	6,767		
Depreciation	112,510	4,472	4,218	1,004		
Amortisation of						
– leasehold land	2,976	179	10,417	–		
– intangible assets	–	–	–	89		
Impairment losses on						
– goodwill	–	2,275	–	–		
– receivables	–	52	1,991	–		

Note 36 Segment Information (Continued)

Geographical segments

Group

	Hong Kong (HK$'000)	Macau (HK$'000)	Others (HK$'000)	Consolidated (HK$'000)
2007				
Turnover and revenue	**1,751,226**	**1,438,993**	**241,963**	**3,432,182**
Segment assets	**10,876,022**	**14,696,038**	**743,250**	**26,315,310**
Capital expenditure	**385,800**	**12,016**	**194**	
2006				
Turnover and revenue	1,312,638	1,118,150	187,507	2,618,295
Segment assets	8,891,719	4,049,286	599,528	13,540,533
Capital expenditure	155,958	15,566	1,680	

Note 37 Significant Related Party Transactions

a) Details of significant related party transactions during the year were as follows:

	Note		2007 (HK$'000)	2006 (HK$'000)
STDM Group	(i)			
Dividend income from STDM			60,859	108,541
Ferry tickets sold to STDM Group		*	423,227	462,453
Discount granted to STDM Group on ferry tickets purchased by STDM Group		*	21,029	23,038
Commission paid to STDM Group on ferry tickets sold by STDM Group		*	20,471	17,540
Fees received from STDM for management of hotels and Macau Tower Convention & Entertainment Centre		*	34,874	34,390
Fuel purchased from STDM Group for Macau shipping operations		*	323,591	248,976
Amount collected by STDM Group for sale of ferry tickets and related services in Macau			472,705	404,336
Amount reimbursed to STDM Group for expenses incurred in respect of shipping operations in Macau			160,966	136,605
Amount reimbursed by STDM Group for staff expenses and administrative resources shared			24,904	30,183
Acquisition of Nova Taipa-Urbanizações Limitada and assignment of related shareholder's loan from STDM Group		*	2,290,000	–
Associates				
Insurance premium paid to an associate			32,593	34,948
Jointly controlled entities				
Ferry passengers handling fees received on behalf of a jointly controlled entity			47,772	40,844
Key management personnel				
Fees received under Ferry Services Co-operation Agreement with a jointly controlled entity of New World Development Company Limited (NWD)	(ii)	*	22,500	30,000
Directors' emoluments	(iii)			
Salaries and other short-term employee benefits			29,834	29,184
Post-employment benefits			1,062	1,063
Other related parties				
Commission to China Travel Service (Hong Kong) Limited (CTSHK) for sale of ferry tickets	(iv)	*	38,143	32,803
Net income collected by CTSHK for sale of ferry tickets and related services	(iv)		205,871	184,523
Design and construction fee paid and payable to Dragages Limited (DHK)	(v)		329,672	51,015

Note 37 Significant Related Party Transactions (Continued)

b) At the balance sheet date, the Group had the following balances with related parties:

	Note	2007 (HK$'000)	2006 (HK$'000)
STDM Group	(i)		
Minority shareholder's loan from STDM to a subsidiary	(vi) *	**100,000**	100,000
Bank accounts maintained with Seng Heng Bank Limited, a subsidiary of STDM		**26,938**	22,446
Jointly controlled entities			
Amounts due by jointly controlled entities	(vii)	**444,261**	417,831
Construction costs payable to a jointly controlled entity		**28,983**	30,148
Key management personnel			
Minority shareholder's loans from NWD to subsidiaries	(viii)	**248,195**	155,044
Minority shareholder's loan from a company beneficially owned by Dr. Stanley Ho to a subsidiary	(ix) *	**104,747**	112,747
Refundable deposit paid by a subsidiary to Sai Wu Investimento Limitada (Sai Wu)	(x) *	**500,000**	500,000
Other related parties			
Minority shareholder's loan from Dragages Investments Limited (DI) to a subsidiary	(v)	**66,000**	17,454
Minority shareholder's loans from Sun Hung Kai Properties Limited (SHK) to subsidiaries	(viii)	**721,553**	466,674
Accounts receivable from CTSHK	(iv)	**15,265**	16,430
Design and construction fee payable to DHK	(v)	**71,808**	13,494

Notes:

(i) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum, Directors of the Company, have beneficial interests in STDM. Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung (appointed representative of a corporate director), Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum are directors of STDM. STDM is a substantial shareholder of the Company.

(ii) Dato' Dr. Cheng Yu Tung is chairman of NWD.

(iii) Further details of Directors' emoluments are disclosed in note 7 to the financial statements.

(iv) CTSHK is a subsidiary of China Travel International Investment Hong Kong Limited which is a minority shareholder of a subsidiary.

(v) The subsidiary, Union Sky Holdings Limited, holds the hotel development project at the Hong Kong International Airport and is owned as to 70% by the Group and 30% by DI. DI is a whol y-owned subsidiary of DHK. The minority shareholder's loan is unsecured, non-interest bearing and with no fixed term of repayment.

(vi) The subsidiary, Shun Tak, Serviços Recreativos, S.A., holds site development rights in Macau and is owned as to 80% by the Group and 20% by STDM. The minority shareholder's loan is unsecured, non-interest bearing and with no fixed term of repayment.

Note 37 Significant Related Party Transactions (Continued)

Notes: (Continued)

(vii) Amounts due by jointly controlled entities are unsecured. Amount of HK$9,200,000 (2006: HK$9,200,000) is repayable on demand, amount of HK$333,540,000 (2006: HK$333,540,000) is repayable by 5 December 2010 and amount of HK$30,487,000 (2006: HK$30,440,000) is repayable upon notice of either party while the remaining balances have no fixed term of repayment. Amount of HK$7,200,000 (2006: HK$7,200,000) is interest bearing at 5% (2006: 5%) per annum and amount of HK$333,540,000 (2006: HK$333,540,000) is interest bearing at HIBOR plus 3% (2006: HIBOR plus 3%) per annum while the remaining balances are non-interest bearing. The related interest income for the year amounted to HK$24,547,000 (2006: HK$13,476,000). At the balance sheet date, interest receivable of HK$41,431,000 (2006: HK$17,424,000) remained unsettled.

(viii) The subsidiaries, Ranex Investments Limited (Ranex) and Treasure Peninsula Limited (TPL), hold the development project of The Belcher's and provide second mortgage financing to the buyers of The Belcher's respectively. The subsidiaries are owned as to 51% by the Group, 29% by SHK, 10% by NWD and 10% by an unrelated third party. The minority shareholders' loans to Ranex from NWD and SHK are unsecured, interest bearing at HIBOR plus 0.58% (2006: HIBOR plus 0.58%) per annum and with no fixed term of repayment. The minority shareholders' loans to TPL from NWD and SHK are unsecured, non-interest bearing and with no fixed term of repayment.

Moreover, SHK also provides minority shareholder's loan* to a subsidiary, Onluck Finance Limited, which provides second mortgage financing to the buyers of Liberté. This subsidiary is owned as to 64.56% by the Group and 35.44% by SHK. The loan is unsecured, non-interest bearing and with no fixed term of repayment.

(ix) The subsidiary, Shun Tak Cultural Centre Limited, holds 100% interest in Shun Tak Business Centre in Guangzhou and is owned as to 60% by the Group and 40% by a company beneficially owned by Dr. Stanley Ho. The minority shareholder's loan is unsecured, non-interest bearing and with no fixed term of repayment.

(x) The subsidiary, Shun Tak Nam Van Investment Limited (Shun Tak Nam Van), entered into a conditional sale and purchase agreement with Sai Wu, a company beneficially owned as to 60% by Dr. Stanley Ho and 40% by other independent third parties, to acquire the interest in the land development right in respect of the property sites adjoining the Macau Tower in Nam Van, Macau. A refundable deposit of HK$500 million was paid by Shun Tak Nam Van to Sai Wu for further extension of the completion date of the acquisition without changing the consideration or other terms of the acquisition. On 20 June 2007, the completion date of the acquisition was further extended from 30 June 2007 to on or before 30 June 2008.

* These related party transactions also constitute connected transactions or continuing connected transactions disclosable in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Note 38 Provident Fund Scheme

The Group provides defined contribution provident fund schemes for its eligible employees. Pursuant to the Mandatory Provident Fund Schemes Ordinance, the Group established a mandatory provident fund (MPF) scheme in December 2000. Since the Group has obtained exemption for its existing Occupational Retirement (ORSO) scheme, all members of the ORSO scheme prior to the establishment of the MPF scheme were offered the choice of switching to the MPF scheme or staying in the ORSO scheme. All new eligible employees joining the Group on or after December 2000 are under the MPF scheme. Under the MPF scheme, both the Group and employees are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Employees may elect to contribute more than the minimum as a voluntary contribution and the Group will contribute an equal amount up to 5% of the employees' relevant income.

Under the ORSO scheme, the Group and its employees are each required to make contributions to the scheme calculated at 5% of the employees' monthly basic salaries. The Group also operates a defined contribution provident fund scheme for eligible employees in Macau. Contributions to the scheme are made either only by the employer ranging from 5% to 10% or by both employer and employees ranging from 5% to 10% of the employees' monthly basic salaries.

The assets held under the MPF scheme and the other provident fund schemes are managed by independent trustees. The Group's contributions charged to the income statement for the year ended 31 December 2007 were HK$23,750,000 (2006: HK$18,008,000). Under the provident fund schemes other than MPF scheme, no forfeiture of employer's contributions were applied to reduce the Group's contributions for both years. Up to the balance sheet date, forfeited contributions of HK$28,982,000 (2006: HK$22,906,000) were available to the Group to reduce the contributions to the schemes in future years.

Note 39 Commitments

a) Capital commitments

	Group	
	2007 **(HK$'000)**	2006 (HK$'000)
Contracted but not provided for	**506,010**	858,736
Authorised but not contracted for	**4,557**	22
	510,567	858,758

In addition to the above, the Group had the following commitments at the balance sheet date:

(i) the payment of HK$523 million (2006: HK$250 million) in cash and the issue of 148,883,374 (2006: 148,883,374) ordinary shares of the Company for the acquisitions of the interests in the land development rights in respect of the property sites adjoining the Macau Tower in Nam Van, Macau.

(ii) its share of capital and loan contributions of HK$1,535 million (2006: HK$2,308 million) to certain jointly controlled entities to finance various projects in Macau.

b) Lease commitments

The future aggregate minimum lease payments payable under non-cancellable operating leases are as follows:

	Group	
	2007 **(HK$'000)**	2006 (HK$'000)
Within one year	**25,621**	5,948
In the second to fifth year inclusive	**35,622**	6,925
Over five years	**50**	–
	61,293	12,873

The leasing arrangements of land held under operating leases are set out in notes 14, 22 and 23 to the financial statements. Apart from these leases, the Group's operating leases are for terms ranging from 1 to 7 years.

Note 39 Commitments (Continued)

c) Future minimum lease payments receivable

The future aggregate minimum lease payments receivable under non-cancellable operating leases are as follows:

	Group	
	2007	2006
	(HK$'000)	(HK$'000)
Within one year	**101,452**	97,659
In the second to fifth year inclusive	**140,521**	121,124
Over five years	**31,140**	41,107
	273,113	259,890

The Group's operating leases are for terms ranging from 1 to 20 years.

d) Property development commitments

The Group had commitments of HK$1,926,078,000 (2006: HK$461,052,000) under various contracts to complete property development projects, out of which HK$1,376,002,000 (2006: HK$397,387,000) represents the Group's share of such commitments of a jointly controlled entity.

Note 40 Contingent Liabilities

	Group		Company	
	2007	2006	**2007**	2006
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Guarantees issued by the Company for credit facilities granted to subsidiaries	**–**	–	**5,912,000**	647,000
Guarantees issued by the Company for bank guarantees issued for the Group	**60,547**	59,247	**60,547**	59,247
Letters of credit outstanding	**–**	16,515	**–**	–

In addition to the above, the Group had provided guarantee to a third party in respect of the sum owing by a jointly controlled entity to the said third party under a license agreement. At the balance sheet date, the Group's share of such contingent liabilities amounted to HK$2,716,000 (2006: HK$2,232,000).

Note 41 Financial Instruments

Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk arising in the normal course of its business and financial instruments. The Group adopts a conservative policy in financial risk management and its risk management objectives, policies and processes mainly focus on minimizing the potential adverse effects of the risks on the Group's performance and position.

a) Credit risk

The Group is exposed to credit risk on financial assets, that a loss may incur if the counterparties fail to discharge their obligation, mainly including debt securities, mortgage loans receivable, amounts due by associates and jointly controlled entities, trade and other debtors, bank deposits and cash at banks.

The Group manages credit risk arising from trade debtors in accordance with defined credit policies, dependent on market requirements and business which they operate. Subject to negotiation, credit is only available for major customers with well-established trading records.

Summary quantitative data

	Group		Company	
	2007 (HK$'000)	2006 (HK$'000)	**2007 (HK$'000)**	2006 (HK$'000)
Available-for-sale investments	**28,527**	26,736	**–**	–
Mortgage loans receivable	**38,931**	82,158	**–**	–
Other non-current assets	**573,019**	803,509	**11,298,719**	5,677,931
Trade receivables and other receivables deposits paid (excluding deposits and prepayments)	**532,612**	220,835	**54,538**	10,631
Derivative financial instruments	**32,608**	–	**–**	–
Bank deposits, cash and bank balances	**3,564,534**	3,427,514	**1,130,118**	1,738,870
	4,770,231	4,560,752	**12,483,375**	7,427,432

The Group has concentration of credit risk on amount due by a jointly controlled entity of HK$375 million (2006: HK$350 million). As the jointly controlled entity has a strong financial position, the Directors consider that the credit risk is minimal.

At the balance sheet date, the maximum exposure to credit risk is represented by the carrying amount of each financial asset and also includes the amount of financial guarantee granted (as set out in note 40) to certain parties.

Exposure to credit risk of mortgage loans receivable is mitigated by the security of second mortgage of properties.

Credit risk arising from the other financial instruments of the Group, which include mainly cash and cash equivalents, is limited because the counterparties are considered by the Directors to have high creditworthiness.

Note 41 Financial Instruments (Continued)

b) Liquidity risk

The Group is exposed to liquidity risk on financial liabilities. It is the Group's policy to regularly monitor its liquidity requirements and its compliance with any lending covenants, and to secure adequate funding and sufficient cash reserves to match with the cash flows required for working capital and investing activities. In addition, banking facilities have been put in place for contingency purposes.

Summary quantitative data and contractual maturity analysis for financial liabilities

Group

	Less than 1 year (HK$'000)	Later than 1 year and not later than 5 year (HK$'000)	More than 5 year (HK$'000)	Over 1 year but no fixed repayment term (HK$'000)	Carrying amount and contractual undiscounted cash flows (HK$'000)
2007					
Bank borrowings	3,216,982	2,871,232	121,268	–	6,209,482
Trade and other payables	1,065,379	–	–	–	1,065,379
Loans from minority shareholders	–	–	–	1,515,795	1,515,795
	4,282,361	2,871,232	121,268	1,515,795	8,790,656
2006					
Bank borrowings	91,742	783,997	50,985	–	926,724
Trade and other payables	634,005	–	–	–	634,005
Derivative financial instruments	26,141	–	–	–	26,141
Loans from minority shareholders	–	–	–	974,314	974,314
	751,888	783,997	50,985	974,314	2,561,184

Note 41 Financial Instruments (Continued)

c) Market risk

i) Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing financial assets and liabilities. It is the Group's policy to regularly monitor and manage its interest rate risk exposure, which includes both fair value interest rate risk and cash flow interest rate risk, by maintaining an appropriate and comfortable level of mix between fixed and variable-rate financial assets and liabilities and by repaying and/or selling the relevant fixed and variable-rate financial assets and liabilities in case of significant unfavourable market interest rate movement.

Summary quantitative data

Group

	2007 (HK$'000)	2006 (HK$'000)
Variable-rate financial assets/(liabilities)		
Available-for-sale investments	**18,791**	17,314
Mortgage loans receivable	**42,965**	85,830
Amount due by a jointly controlled entity	**333,540**	333,540
Structured notes and deposits	**78,020**	77,790
Bank balances and deposits	**3,415,342**	3,318,102
Bank borrowings	**(6,209,482)**	(926,724)
Loans from minority shareholders	**(516,950)**	(26,950)
	(2,837,774)	2,878,902
Fixed-rate financial assets		
Available-for-sale investments	**9,736**	9,422
Amount due by an associate	**–**	258,461
Amount due by a jointly controlled entity	**7,200**	7,200
Structured notes and deposits	**85,822**	–
	102,758	275,083
Net interest-bearing (liabilities)/assets	**(2,735,016)**	3,153,985

Note 41 Financial Instruments (Continued)

c) Market risk (Continued)

i) Interest rate risk (Continued)

Company

	2007 (HK$'000)	2006 (HK$'000)
Variable-rate financial assets		
Amounts due by subsidiaries	**408,471**	358,893
Structured notes and deposits	**78,020**	77,790
Bank balances and deposits	**1,121,409**	1,730,216
	1,607,900	2,166,899
Fixed-rate financial assets		
Structured notes and deposits	**39,010**	–
Interest-bearing assets	**1,646,910**	2,166,899

Sensitivity analysis

At 31 December 2007, if interest rates had been 100 basis points lower with all other variables held constant, the Group's profit after taxation and equity would have been HK$27.2 million higher, arising mainly as a result of lower net interest expenses on net variable-rate financial liabilities (2006: HK$25.0 million lower, arsing mainly as a result of lower net interest income on net variable-rate financial assets).

At 31 December 2007, if interest rates had been 100 basis points higher with all other variables held constant, the Group's profit after taxation and equity would have been HK$27.2 million lower arising mainly as a result of higher net interest expenses on net variable-rate financial liabilities (2006: HK$25.0 million higher, arsing mainly as a result of higher net interest income on net variable-rate financial assets).

The sensitivity analysis has been prepared with the assumption that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for the relevant financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates at that date over the period until the next annual balance sheet date.

The analysis is prepared on the same basis for 2006.

Note 41 Financial Instruments (Continued)

c) Market risk (Continued)

ii) Currency risk

The Group is exposed to currency risk on financial assets that are denominated in United States dollar (USD), Macau pataca (MOP) and Renminbi (RMB).

The Group closely monitors and manages its exposure to currency risk, in particular the currency risk arising from those currencies that are not pegged to Hong Kong dollar (HKD), the functional currency of the Group.

While the Group has financial assets denominated in the USD and MOP, they are continuously pegged to HKD and the exposure to currency risk for such currencies is minimal to the Group. The Group's exposure to currency risk on financial assets that are denominated in RMB is historically and usually insignificant. The Group continuously monitors and manages such exposure to ensure they are at manageable levels and considers hedging significant foreign currency exposure should the need arise.

Summary quantitative data

Group

	USD (HK$'000)	MOP (HK$'000)	RMB (HK$'000)	Total (HK$'000)
2007				
Available-for-sale investments	**106,531**	**–**	**–**	**106,531**
Structured notes and deposits	**181,419**	**–**	**–**	**181,419**
Equity-linked notes	**22,167**	**–**	**–**	**22,167**
Bank deposits	**626,943**	**–**	**–**	**626,943**
Cash and bank balances	**3,866**	**15,871**	**39,435**	**59,172**
Trade and other receivables	**2,304**	**36,777**	**3,366**	**42,447**
Trade and other payables	**(44,527)**	**(33,912)**	**(8,001)**	**(86,440)**
	898,703	**18,736**	**34,800**	**952,239**
2006				
Available-for-sale investments	78,140	–	–	78,140
Structured notes and deposits	89,223	–	–	89,223
Equity-linked notes	11,844	–	–	11,844
Bank deposits	560,316	–	–	560,316
Cash and bank balances	13,158	12,874	22,697	48,729
Trade and other receivables	991	46,482	1,591	49,064
Trade and other payables	(40,716)	(30,260)	(3,224)	(74,200)
	712,956	29,096	21,064	763,116

Note 41 Financial Instruments (Continued)

c) Market risk (Continued)

ii) Currency risk (Continued)

Company

	USD (HK$'000)	MOP (HK$'000)	RMB (HK$'000)	Total (HK$'000)
2007				
Structured notes and deposits	117,030	–	–	117,030
Bank deposits	310,688	–	–	310,688
Cash and bank balances	246	116	–	362
	427,964	116	–	428,080
2006				
Structured notes and deposits	77,790	–	–	77,790
Bank deposits	292,883	–	–	292,883
Cash and bank balances	4,247	117	–	4,364
	374,920	117	–	375,037

Sensitivity analysis

At 31 December 2007, if the HKD weakened 10% against the RMB with all other variables held constant, the Group's exchange reserve would have been HK$3.5 million (2006: HK$2.1 million) higher. Conversely, if the HKD had strengthened 10% against the RMB with all other variables held constant, the Group's exchange reserve would have been HK$3.5 million (2006: HK$2.1 million) lower.

The sensitivity analysis has been prepared with the assumption that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the exposure to currency risk for the relevant financial instruments in existence at that date. The changes in foreign exchange rates represent management's assessment of a reasonably possible change in foreign exchange rates at that date over the period until the next annual balance sheet date.

The sensitivity analysis has not been prepared for the Group's exposure to currency risk arising from financial assets denominated in USD and MOP. In view of the facts that the HKD has been pegged with the USD and the MOP for many years and the respective governments in Hong Kong and Macau have continuously committed not to amend the pegged rates, the management's assessment of reasonably possible changes in value of the HKD against the USD and against the MOP at the balance sheet date over the period until the next annual balance sheet date is not material.

The analysis is prepared on the same basis for 2006.

Note 41 Financial Instruments (Continued)

c) Market risk (Continued)

iii) Equity price risk

The Group is exposed to equity price risk on listed and unlisted equity securities, equity-linked notes and equity forward sale contracts.

The Group's policy is mainly to invest in financial assets with equity price risk by using its surplus funds in order to minimise the impact of the exposure to the Group's business operation and financial position and, simultaneously, to enhance the return to the shareholders. The Group aims at holding the listed and unlisted equity securities for long term strategic purposes.

For its listed equity securities, the Group regularly monitors their performance by reviewing their share price and announcements, including interim and annual reports. These investments are selected based on their respective investment potential and prospect and are diversified in different industries. For its unlisted equity securities, the Group monitors their performance by reviewing their reports, including management reports and annual financial statements.

Summary quantitative data

	Group		Company	
	2007 (HK$'000)	2006 (HK$'000)	**2007 (HK$'000)**	2006 (HK$'000)
Financial assets/(liabilities), at fair value				
Available-for-sale investments	**703,194**	457,993	**–**	–
Equity-linked notes	**22,167**	11,844	**–**	–
Equity forward sale contracts	**–**	(7,881)	**–**	–
	725,361	461,956	**–**	–
Financial assets, at cost less impairment losses				
Available-for-sale investments	**820,055**	820,301	**234,723**	234,723
	1,545,416	1,282,257	**234,723**	234,723

Sensitivity analysis

The Group's equity investments amounting to 92.5% (2006: 92.1%) of its financial assets carried at fair value are classified as available-for-sale investments with exposure to equity price risk and are listed on recognised stock exchanges in Hong Kong, Asia Pacific and the United States. A 10% increase in stock prices at 31 December 2007 would have increased equity by HK$ 67.1 million (2006: HK$43.3 million); an equal change in the opposite direction would have decreased equity by HK$67.1 million (2006: HK$43.3 million). Unless any decrease in stock prices represents impairment on any investment, the Group's profit after taxation would have been unaffected.

The sensitivity analysis has been prepared with the assumption that the change in equity price had occurred at the balance sheet date and had been applied to the exposure to equity price risk for the relevant financial instruments in existence at that date. The changes in equity price represent management's assessment of a reasonably possible change in equity price at that date over the period until the next annual balance sheet date.

Note 41 Financial Instruments (Continued)

c) Market risk (Continued)

iii) Equity price risk (Continued)

The analysis is prepared on the same basis for 2006.

Sensitivity analyses are unrepresentative of risk inherent in financial instruments

The Group's unlisted equity investments stated at cost less any impairment loss do not have quoted market prices in an active market and other methods of reasonably estimating fair value are clearly unworkable (Note 19). No sensitivity analyses can be representative of equity price risk inherent in such investments as no quoted market prices are available for such investments.

iv) Commodity price risk

The Group is exposed to commodity price risk on fuel swap contracts. It's the Group's policy to limit the exposure to commodity price risk and the current exposure to the Group is not material.

Summary quantitative data

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Financial assets/(liabilities), at fair value		
Fuel swap contracts	**30,319**	(18,260)

No sensitivity analysis is prepared for the Group's exposure to commodity price risk as the exposure is not material.

Categories of financial instruments

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

	Group		Company	
	2007 (HK$'000)	2006 (HK$'000)	**2007 (HK$'000)**	2006 (HK$'000)
Financial assets				
Financial assets				
- designated as at FVTPL	**39,744**	23,277	**–**	–
- held for trading	**2,289**	–	**–**	–
Loan and receivables				
(including cash and cash equivalents)	**4,669,352**	4,510,739	**12,477,357**	7,426,440
Available-for-sale financial assets	**1,551,776**	1,305,030	**234,723**	234,723
Financial liabilities				
Financial liabilities held for trading	**–**	7,881	**–**	–
Financial liabilities measured at amortised cost	**8,790,656**	2,535,043	**4,317,569**	1,072,652

Note 42 Capital Management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an an optimal capital structure to reduce the cost of capital.

The Group actively and regularly reviews and manages its capital structure. The Group manages its capital structure and makes adjustments to it taking into account current and expected debt and equity capital market conditions, the Group's investment strategy and opportunities, projected operating cashflows and capital expenditures, and general market conditions. To maintain or adjust the capital structure, the Group may adjust the level of borrowings, the dividend payment to shareholders or issue new shares.

The Group monitors its capital structure on the basis of a net debt-to-adjusted capital ratio. Net debt is calculated as total debt, which includes current and non-current bank borrowings, less cash and cash equivalents. Adjusted capital comprises all components of equity attributable to shareholders of the Company less hedging reserve. During 2007, the Group's strategy, which was unchanged from 2006, was to maintain a healthy net debt-to-adjusted capital ratio.

The net debt-to-adjusted capital ratio at 31 December 2007 and 2006 was as follows:

	Group	
	2007 (HK$'000)	2006 (HK$'000)
Bank borrowings	**6,209,482**	926,724
Less: Cash and cash equivalents	**(3,585,416)**	(3,452,774)
Net debts/(surplus)	**2,624,066**	(2,526,050)
Equity attributable to equity holders of the Company	**13,038,505**	8,753,138
Less: Hedging reserve	**(10,656)**	6,417
Adjusted capital	**13,027,849**	8,759,555
Net debt-to-adjusted capital ratio	**20.1%**	–

The increase in the net debt-to-adjusted capital ratio during 2007 was mainly due to the increase in bank borrowings and decrease in bank deposits for financing Macau property projects but compensated by the issue of new shares.

Note 43 Critical Accounting Estimates and Judgements

The Group makes estimates, assumptions and judgements as appropriate in the preparation of the financial statements. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are as follows:

a) Valuation of investment properties

The fair value of each investment property is individually determined at each balance sheet date by independent professional valuers based on a market value assessment, on an existing use basis. The valuers have relied on the discounted cash flow analysis and the capitalisation of income approach as their primary methods, supported by the direct comparison method. These methodologies are based upon estimates of future results and a set of assumptions specific to each property to reflect its tenancy and cashflow profile. The fair value of each investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions. The fair value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property.

b) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2(c). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

c) Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives and related depreciation for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of the property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovation. Management will change the depreciation where useful lives are different from the previously estimated lives. It will also write-off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

d) Income taxes

The Group is subject to income taxes in certain jurisdictions. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets, which principally relate to tax losses, depends on the expectation of future taxable profit that will be available against which tax losses can be utilised. The outcome of their actual utilisation may be different.

e) Impairment of available-for-sale financial assets

The Group follows the guidance of HKAS 39 to determine when an available-for-sale financial asset is impaired. This determination requires significant judgement. In making this judgement, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

Note 43 Critical Accounting Estimates and Judgements (Continued)

f) Estimated net realisable value on properties for or under development

In determining whether allowances should be made to the Group's properties for or under development for sale, the Group takes into consideration the current market environment and the estimated market value (i.e. the estimated selling price, less estimated costs of selling expenses) less estimated costs to completion of the properties. An allowance is made if the estimated market value is less than the carrying amount.

Note 44 Comparatives

Certain comparative figures have been reclassified in order to conform with the current year's presentation.

Note 45 Approval of Financial Statements

The financial statements were approved by the Board of Directors on 8 April 2008.

PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

	Place of incorporation/ Principal place of operation	Issued and paid up ordinary share capital/ registered capital	Percentage held by the Group	Principal activities
TRANSPORTATION				
Shun Tak Ferries Limited	Hong Kong	HK$2	100	investment holding
Interdragon Limited	British Virgin Islands	US$10,000	60	investment holding
Shun Tak-China Travel Shipping Investments Limited	British Virgin Islands	US$10,000	42.6	investment holding
Glowfield Group Limited	British Virgin Islands	US$27	42.6	investment holding
Shun Tak-China Travel Ferries Limited	British Virgin Islands	US$2	42.6	investment holding
Shun Tak-China Travel Ship Management Limited	Hong Kong/ Hong Kong-Macau	HK$200 HK$1,000,000+	42.6	ship management
Ocean Shipbuilding & Engineering Limited	Hong Kong	HK$200 HK$100,000+	42.6	shipbuilding and repairs
Conwick Investment Limited	Hong Kong/ Hong Kong-Macau	HK$2 HK$2+	42.6	shipping
Far East Hydrofoil Company, Limited	Hong Kong/ Hong Kong-Macau	HK$2,000 HK$5,000,000+	42.6	shipping
Hongkong Macao Hydrofoil Company, Limited	Hong Kong/ Hong Kong-Macau	HK$10,000,000	42.6	shipping
Ravenser Enterprises Limited	Hong Kong/ Hong Kong-Macau	HK$20 HK$1,000,000+	42.6	shipping
Tai Tak Hing Shipping Company Limited	Hong Kong/ Hong Kong-Macau	HK$200 HK$5,200,000+	42.6	shipping
PROPERTY – HONG KONG				
Shun Tak Development Limited	Hong Kong	HK$27,840,000	100	investment holding
Bonsuric Company Limited	Hong Kong	HK$2	100	property development
Garraton Investment Limited	Hong Kong	HK$1,000	100	property investment
Goform Limited	Hong Kong	HK$2	100	property investment
Hocy Development Limited	Hong Kong	HK$2	100	property investment
Iconic Palace Limited	Hong Kong	HK$20	100	property investment
Shun Tak Property Investment & Management Holdings Limited	Hong Kong	HK$2	100	property investment and management
Ranex Investments Limited	Hong Kong	HK$100	51	property investment and development
Treasure Peninsula Limited	Hong Kong	HK$1,000	51	second mortgage financing

	Place of incorporation/ Principal place of operation	Issued and paid up ordinary share capital/ registered capital	Percentage held by the Group	Principal activities
PROPERTY – MACAU				
Eversun Company Limited	Hong Kong/Macau	HK$200	100	property investment
Shun Tak Nam Van Investimento Limitada	Macau	MOP25,000	100	property development
Basecity Investments Limited**	British Virgin Islands/ Macau	US$10,000^	51	property development
Nova Taipa - Urbanizações, Limitada	Macau	MOP10,000,000	100	property investment and development
Tin Wai Development Company, Limited	Macau	MOP100,000	79	property investment and development
PROPERTY – MAINLAND CHINA				
Shun Tak Cultural Centre Limited	Hong Kong	HK$10	60	investment holding
Guangzhou Shun Tak Real Estate Company, Limited**	PRC	HK$130,000,000@	60	property investment
HOSPITALITY				
Florinda Hotel International Limited	British Virgin Islands/ Macau	US$1	100	hotel management
Shun Tak Travel Services Limited	Hong Kong	HK$2,000,000	100	travel agency services
Shun Tak, Serviços Recreativos, S.A.	Macau	MOP1,000,000	80	property holding
Union Sky Holdings Limited**	Hong Kong	HK$10,000	70	hotel development
Excelsior-Hoteis e Investimentos, Limitada**	Macau	MOP20,000,000♦	50	hotel operation
Sociedade de Turismo e Desenvolvimento Insular, S.A.R.L.	Macau	MOP200,000,000♦	35	hotel and golf club operations
FINANCE				
Shun Tak Finance Limited	Hong Kong	HK$2	100	treasury
Shun Tak Finance (Overseas) Limited	Jersey	US$12	100	treasury
		US$26,360*	100	
Step Ahead International Limited	British Virgin Islands/ Hong Kong	US$1	100	general investment

PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

The above table lists the principal subsidiaries, associates and joint ventures of the Group which, in the opinion of the Directors, principally affect the results and net assets of the Group. To give full details of subsidiaries, associates and joint ventures would, in the opinion of the Directors, result in particulars of excessive length.

Except Shun Tak Ferries Limited, Shun Tak Development Limited and Shun Tak Property Investment & Management Holdings Limited, which are 100% directly held by the Company, the interests in the remaining subsidiaries, associates and joint ventures listed in the above table are held indirectly.

+ *Non-voting deferred shares*

* *Redeemable preference shares*

@ *Registered capital*

Associates

^ *Joint ventures*

** *Companies not audited by H.C. Watt & Company Limited*

FIVE-YEAR FINANCIAL SUMMARY

	2007 (HK$ million)	2006 (HK$ million)	2005 (HK$ million)	2004 (HK$ million)	2003 (HK$ million)
Consolidated Income Statement					
Turnover	**3,318**	2,509	2,489	3,749	5,151
Profit attributable to equity holders of the Company	**1,014**	664	364	480	327
Total dividends	**316**	279	146	231	97
Consolidated Balance Sheet					
Non-current assets	**9,608**	7,919	6,388	6,595	7,478
Current assets	**16,707**	5,622	5,468	5,548	5,429
Current liabilities	**(5,170)**	(814)	(780)	(1,421)	(1,296)
Non-current liabilities	**(5,762)**	(1,990)	(2,113)	(2,197)	(3,832)
Net assets	**15,383**	10,737	8,963	8,525	7,779
Share capital	**582**	548	520	520	486
Reserves	**12,292**	8,030	6,530	6,220	5,875
Proposed dividends	**164**	175	94	135	68
Equity attributable to equity holders of the Company	**13,038**	8,753	7,144	6,875	6,429
Minority interests	**2,345**	1,984	1,819	1,650	1,350
Total equity	**15,383**	10,737	8,963	8,525	7,779
Number of issued and fully paid shares (million)	**2,328**	2,191	2,082	2,080	1,942
Performance Data					
Earnings per share (HK cents)					
- basic	**45.7**	31.0	17.5	23.7	16.8
- diluted	**43.9**	29.7	16.8	22.7	16.7
Dividends per share (HK cents)					
- interim	**7.0**	4.5	2.5	4.5	1.5
- final	**7.0**	8.0	4.5	6.5	3.5
Dividend cover	**3.3**	2.5	2.5	2.2	3.4
Current ratio	**3.2**	6.9	7.0	3.9	4.2
Gearing (%)	**20.1**	–	–	–	–
Return on equity attributable to equity holders of the Company (%)	**7.8**	7.6	5.1	7.0	5.1
Net asset value per share (HK$)	**6.6**	4.9	4.3	4.1	4.0

Number of issued and fully paid shares is based on the number of shares in issue at the balance sheet date.

Gearing represents the ratio of net borrowings to equity attributable to equity holders of the Company.

	2007	2006	2005	2004	2003
Headcount by Division					
Head Office	**174**	161	137	146	129
Transportation	**1,796**	1,759	1,741	1,669	1,654
Property	**328**	294	245	230	263
Hospitality	**143**	121	125	72	63
Investment and others	**89**	86	1	1	–

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchant Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Thursday, 19 June 2008 at 3:00 p.m. for the following purposes:

1. To consider and receive the auditec financial statements and the reports of the directors and auditors for the financial year ended 31 December 2007.
2. To declare a final dividend.
3. To re-elect directors.
4. To re-appoint auditors and to fix their remuneration.
5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"That:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolut on shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) **"That:**

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "That the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

7. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**That** until the shareholders of the Company in annual general meeting otherwise determines, the directors' fees for the financial year ending 31 December 2008 at HK$200,000 be payable for each independent non-executive director and HK$5,000 for each other director. Other directors' remuneration to be fixed by the board of directors of the Company."

By Order of the Board

Angela Tsang
Company Secretary

Hong Kong, 28 April 2008

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. *A member of the Company entitled to attend, and vote at, the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.*
2. *In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.*
3. *The register of members will be closed from Monday, 16 June 2008 to Thursday, 19 June 2008, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F., Hopewell Centre, 183 Queen Road East, Hong Kong not later than 4:30 p.m. on Friday, 13 June 2008.*
4. *With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the Annual Report 2007. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.*
5. *With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.*

目錄



梯田

「梯田」是一種分層的種植區，其地形構造有利於日照時間、水源、風速等各因素，令土壤成為優良的耕種地，不同的農作物均可健康生長，五穀豐收。封面設計比喻信德擁有穩固的經濟基礎，持有眼光獨到的發展遠見，於有利的外在環境因素下，各業務發展持續增長，蒸蒸日上。日出中的梯田正好比喻公司繼續進步，邁向光明的新一頁。

整體年報設計以大自然為主題，以紅色為主調，萬物皆有強烈的生命力，代表信德來年業務發展將繼續大展鴻圖。

公司組織資料

董事會

何鴻燊博士
集團行政主席

羅保爵士
獨立非執行董事

何厚鏘先生
獨立非執行董事

何柱國先生
獨立非執行董事

葉維義先生
獨立非執行董事

拿督鄭裕彤博士
非執行董事

莫何婉穎女士
非執行董事

何超瓊女士
董事總經理

何超鳳女士
副董事總經理

蘇樹輝博士
執行董事

禤永明先生
執行董事

陳偉能先生
執行董事

何超蕸女士
執行董事

岑康權先生
執行董事

審核委員會

何厚鏘先生
審核委員會主席

羅保爵士

莫何婉穎女士

葉維義先生

薪酬委員會

何超瓊女士
薪酬委員會主席

羅保爵士

何厚鏘先生

何柱國先生

葉維義先生

何超鳳女士

提名委員會

何超瓊女士
提名委員會主席

羅保爵士

何厚鏘先生

何柱國先生

葉維義先生

何超鳳女士

公司秘書

曾美珠女士

註冊辦事處

香港中環干諾道中二百號
信德中心西座
三十九字頂樓
電話：(852)2859 3111
傳真：(852)2857 7181
網址：www.shuntakgroup.com
電郵：enquiry@shuntakgroup.com

核數師

屈洪疇會計師事務所有限公司

律師

諾頓羅氏

主要往來銀行

中國銀行（香港）有限公司
香港上海滙豐銀行有限公司
中國銀行澳門分行
東方滙理銀行香港分行
法國巴黎銀行香港分行
恒生銀行有限公司
中國建設銀行香港分行
中國工商銀行（亞洲）有限公司
中國農業銀行香港分行

股票註冊及過戶辦事處

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓
一七一二至一七一六號舖

美國預托股份機構

紐約銀行

股份掛牌

本公司之股份在香港聯合交易所有限公司上市買賣；並以美國預托股份形式，在美國進行場外買賣。


運輸
地產

信德集團有限公司(「本集團」)是具領導地位的上市大型綜合企業，核心業務包括運輸、地產、酒店及消閒與投資等行業。

本集團於一九七二年成立，並於一九七三年在香港聯合交易所上市(HKSE 242)，現時為MSCI香港指數及恒生香港中型股指數的成份股。

運輸

本集團的創始可追溯至一九六一年本集團開設船務公司營辦來往港澳兩地的渡輪服務。一九九九年，為配合加強本集團船務業務及提高市場佔有率的策略性部署，本集團成功與中旅僑福船務有限公司合併彼此的船務業務，創立「噴射飛航」的品牌。

噴射飛航由信德中旅船務投資有限公司經營及管理，往來珠江三角洲內各主要航點，包括香港、澳門及深圳等，為旅客提供快捷、可靠和舒適的海上交通服務。

噴射飛航是現時全亞洲規模最大的高速渡輪經營者之一，亦是唯一提供二十四小時往來港澳的高速渡輪服務的經營者，穩佔深受旅客歡迎的港澳航線市場領導地位逾四十年。

二零零三年，噴射飛航以「機場噴射飛航」的品牌，推出連繫珠江三角洲主要國際機場的渡輪服務，形成一個獨一無二的跨區域網絡。年內，隨著公司革新形象，品牌亦易名為「噴射飛航機場航線」。此項服務將澳門及深圳的航機乘客連接至香港國際機場，進一步鞏固本集團的渡輪業務與市場領導地位。

二零零六年，本集團的一家合營公司與香港機場管理局簽訂協議，為將於二零零九年竣工的香港國際機場永久跨境渡輪碼頭 — 海天客運碼頭提供管理服務。

陸上運輸方面，本集團的合營公司 — 澳門信德國旅汽車客運股份有限公司於澳門境內經營客運巴士服務，以及提供廣東省多個主要城市與澳門之間直接的跨境客運巴士服務。


酒店及消閒業務


投資

二零零六年，本集團與澳門航空股份有限公司及中航興業有限公司組成一家以澳門為基地的低成本新航空公司 — 濠亞航空股份有限公司，往來澳門與中國大陸及亞洲其他地區的航點。

本集團不斷拓展的網絡覆蓋海、陸、空，打造一個獨一無二及策略性的國際性多模式運輸網絡，並為本集團提供一個強大的平台，充分把握珠江三角洲及亞洲其他地區內不斷增長的旅客。

地產

本集團在澳門與香港地產市場同樣成績斐然。

在香港上市的企業中，本集團為在澳門擁有最多可供發展樓面面積的企業之一，在澳門地產市場佔有重要地位，旗下一系列物業發展項目分別處於籌劃、建設或銷售階段。

本集團與置地控股有限公司的共同發展項目 — 壹號廣場，位處澳門新口岸外港填海區海旁的黃金地段，其中住宅單位 — 壹號湖畔銷售反應極為熱烈，於二零零七年十二月前已售出超過百分之九十七的住宅單位。

位於氹仔的濠庭都會是澳門最大型的豪華住宅發展項目之一，首三期銷售大受市場歡迎。於二零零七年十二月收購氹仔新城市發展有限公司其餘百分之七十五權益後，本集團擁有濠庭都會項目的全部權益。

本集團現正就位於澳門南灣優越地段的南灣海岸進行籌劃，使其成為一個豪華多用途地產發展項目。

本集團亦透過持有商業、住宅及商舖物業項目的權益，成功在香港地產市場建立重要地位。本集團的最新住宅項目是位於薄扶林的靖林，該項目由獨立複式豪宅單位所組成。現處於籌劃階段的漆咸花園是本集團另一個住宅地產發展項目。

本集團亦為香港及澳門兩地的住宅、商業及工貿物業提供物業管理服務。

酒店及消閒業務

本集團透過於澳門文華東方酒店及澳門威斯汀度假酒店的投資，成為澳門提供頂級酒店服務的先驅。

壹號廣場內將興建一座六星級酒店，並將由文華東方酒店集團經營。本集團管理的澳門旅遊塔屢獲殊榮，成功成為澳門的地標及主要旅遊景點。

本集團聯同一名策略合作夥伴成功自香港特區政府攜手投得興建及經營香港天際萬豪酒店的標書。

投資

本集團於澳門及香港擁有多元化重大投資，包括持有澳門旅遊娛樂股份有限公司（「澳門娛樂」）約百分之十一點五實際權益。數十年來，澳門娛樂一直是澳門最具經濟發展動力的企業，並擁有澳門博彩股份有限公司約百分之八十股本權益，而澳門博彩股份有限公司是獲澳門特區政府發給牌照可於澳門經營娛樂場的少數幾家公司之一。

何鴻燊博士

G.B.S.
集團行政主席
八十六歲

何鴻燊博士為集團創辦人兼行政主席，自集團於一九七二年成立以來即擔任集團董事，他還兼任本公司若干附屬公司之董事。

何博士乃信德船務有限公司*、Innowell Investments Limited*、Alpha Davis Investments Limited*董事及上市公司匯盈控股有限公司主席。何博士曾任上市公司新濠國際發展有限公司主席（至二零零六年三月十五日止）。

何博士現任香港地產建設商會會長、香港大學教研發展基金永遠榮譽主席、香港理工大學顧問委員會委員，以及香港理工大學發展基金創會永遠榮譽主席及董事。

此外，何博士為香港公益金名譽副會長、香港明天更好基金信託人及香港演藝學院友誼社贊助人。

何博士於二零零三年獲香港特別行政區政府頒授金紫荊星章。

在澳門，何博士為澳門旅遊娛樂股份有限公司*總經理、澳門博彩股份有限公司行政總裁、澳門國際機場專營股份有限公司董事會副主席、誠興銀行股份有限公司諮詢委員會聯席主席、澳門賽馬有限公司董事局主席、澳門特別行政區政府經濟發展委員會成員，以及澳門基金會信託委員會委員。

何博士於二零零七年及二零零一年分別獲澳門特別行政區政府頒授大蓮花榮譽勳章及金蓮花榮譽勳章。

何博士現任中國人民政治協商會議第十一屆全國委員會常務委員。

何博士乃本公司董事總經理何超瓊女士、本公司副董事總經理何超鳳女士及本公司執行董事何超蕸女士之父親。彼亦是本公司非執行董事莫何婉穎女士之胞兄。

* *信德船務有限公司、Innowell Investments Limited、Alpha Davis Investments Limited及澳門旅遊娛樂股份有限公司為本公司之主要股東。*

羅保爵士

C.B.E., LL.D., J.P.
獨立非執行董事
八十四歲

羅保爵士自一九九四年起出任本公司獨立非執行董事。他亦是本公司審核委員會、薪酬委員會及提名委員會成員。羅保爵士乃香港公益金之名譽副會長及香港善導會之副贊助人。此外，他亦為香港工商專聯信託委員會委員及香港明愛理事會成員。

羅保爵士為新濠國際發展有限公司及電訊盈科有限公司之獨立非執行董事，強生（香港）有限公司及丹麥奇新藍罐曲奇（香港）有限公司之董事。

何厚鏘先生

F.C.P.A.
獨立非執行董事
五十二歲

何厚鏘先生自二零零四年起出任本公司之獨立非執行董事。他亦是本公司審核委員會主席、薪酬委員會成員及提名委員會成員。

何先生為恆威投資有限公司及德雄（集團）有限公司的執行董事，擁有二十多年管理及地產發展經驗。何先生亦為中信泰富有限公司、香港小輪（集團）有限公司、利興發展有限公司、美麗華酒店企業有限公司、升岡國際有限公司、大福證券集團有限公司及新世界移動控股有限公司之董事。何先生為英國特許會計師公會會員及香港會計師公會資深會員。

何柱國先生

獨立非執行董事
五十八歲

何柱國先生自二零零六年十一月十日起獲委任為本公司之獨立非執行董事。他亦是本公司薪酬委員會成員及提名委員會成員。

何先生為星島新聞集團有限公司之主席兼執行董事，彼亦擔任香港煙草有限公司之主席。何先生參與多項公共事務。何先生為中華人民共和國人民政治協商會議常務委員會委員、山東省政府經濟顧問、北京大學名譽校董及對外經濟貿易大學校董。何先生曾為中國石油化工股份有限公司及中航興業有限公司之獨立非執行董事。

葉維義先生

BA, JD, 美國律師
獨立非執行董事
四十九歲

葉維義先生自二零零七年一月一日起獲委任為本公司之獨立非執行董事。他亦是本公司審核委員會成員、薪酬委員會成員及提名委員會成員。

葉先生畢業於哥倫比亞大學法律學院，於一九八四年成為California Bar Association會員。彼為香港上市公司安利控股有限公司、金威啤酒集團有限公司及壹傳媒有限公司之獨立非執行董事。彼亦為Japan Residential Assets Manager Limited（即星加坡上市公司Saizen Real Estate Investment Trust之管理公司）之董事。彼亦為Value Partners Limited創辦人之一及惠理集團有限公司的非執行名譽主席。葉先生亦為投資顧問公司捷達投資管理有限公司的主席，及小型不良資產管理公司Argyle Street Management Limited之非執行主席。葉先生為證券及期貨事務監察委員會之收購及合併委員會、收購上訴委員會、證監會雙重存檔事宜顧問小組及強制性公積金計劃管理局之強制性公積金計劃諮詢委員會之委員。

拿督鄭裕彤博士

DPMS, LLD (Hon), DBA (Hon), DSSc (Hon)
非執行董事
八十二歲

拿督鄭裕彤博士自一九八二年起擔任本公司董事。

他亦身兼信德船務有限公司*董事及澳門旅遊娛樂股份有限公司*一企業董事之委任代表。

鄭博士為香港上市公司新世界發展有限公司及香港上市公司萬邦投資有限公司之主席，彼亦為香港上市公司利福國際集團有限公司之非執行主席及周大福企業有限公司之主席。鄭博士亦為香港上市公司恒生銀行有限公司（即香港上海滙豐銀行集團成員）之獨立非執行董事。

* *信德船務有限公司及澳門旅遊娛樂股份有限公司為本公司之主要股東。*

莫何婉穎女士

非執行董事
七十九歲

莫何婉穎女士自一九九九年起出任本公司非執行董事。她亦是本公司審核委員會成員。

莫女士為澳門旅遊娛樂股份有限公司*董事。

莫女士乃集團行政主席何鴻燊博士之胞妹。彼亦是本公司董事總經理何超瓊女士、本公司副董事總經理何超鳳女士及本公司執行董事何超蕸女士之姑母。

* *澳門旅遊娛樂股份有限公司為本公司之主要股東。*

何超瓊女士

董事總經理
四十五歲

何超瓊女士於一九九五年獲委任為本集團的執行董事，並於一九九九年獲委任為董事總經理，監督集團的整體策略性發展及管理。她亦是本公司董事執行委員會主席、薪酬委員會主席及提名委員會主席；以及兼任本公司若干附屬公司之董事。

何女士為信德中旅船務投資有限公司之行政總裁兼董事，直接掌管本集團的船務業務。她亦是信德船務有限公司*、Innowell Investments Limited*、Megaprosper Investments Limited*、Alpha Davis Investments Limited*及澳門旅遊娛樂股份有限公司*的董事；澳門旅遊塔會展娛樂中心主席；澳門航空股份有限公司之執行董事；澳亞航空股份有限公司董事；以及星島新聞集團有限公司之獨立非執行董事。

何女士公職良多，包括香港明天更好基金顧問委員會委員；香港大學教研發展基金有限公司的創會名譽顧問和董事局成員；香港各界婦女聯合協進會副主席；以及聯合國開發署 — 和平發展基金會委員會委員。

在國內，何女士現任政協北京市委員會委員；中華全國工商聯常委會委員暨工商聯旅遊業商會及女企業家商會副主席；中國光彩事業促進會副會長；以及北京市婦女聯合會第十一屆執行委員會委員。在澳門，她是澳門特區政府旅遊發展輔助委員會委員。

何女士擁有美國加州聖克萊大學市場學及國際商業管理學士學位。

何女士乃本公司集團行政主席何鴻燊博士之千金；本公司副董事總經理何超鳳女士及本公司執行董事何超蕸女士之胞姊；本公司非執行董事莫何婉穎女士之姪女。

* *信德船務有限公司、Innowell Investments Limited、Megaprosper Investments Limited、Alpha Davis Investments Limited及澳門旅遊娛樂股份有限公司為本公司之主要股東。*

何超鳳女士

副董事總經理
四十三歲

何超鳳女士自一九九四年加入本集團，同年獲委任為本公司執行董事。何女士於一九九九年獲委任為集團副董事總經理及財務總監。她亦是本公司董事執行委員會成員、薪酬委員會成員、提名委員會成員及兼任本公司若干附屬公司之董事。

何女士現時除參與本集團之策劃及開發外，也負責整體之財務活動，以及物業銷售及投資。

何女士為信德船務有限公司*、Innowell Investments Limited*、Megaprosper Investments Limited*及Alpha Davis Investments Limited*董事。

何女士亦為香港地產建設商會執行委員會委員、香港地產行政學會之成員、澳門中華總商會成員、澳門建築置業商會理事會成員、香港加拿大國際學校之校董局顧問、多倫多大學（香港）基金有限公司主席及總監、加拿大多倫多大學羅特曼管理學院院長香港諮詢委員及香港加拿大商會駐港總監。

何女士於二零零八年獲委任為中國人民政治協商會議天津市委員會委員。

何女士擁有加拿大多倫多大學工商管理碩士學位（主修財務）及南加州大學學士學位（主修市場學）。

何女士乃本公司集團行政主席何鴻燊博士之千金、本公司董事總經理何超瓊女士之胞妹及本公司執行董事何超蕸女士之胞姊。彼亦是本公司非執行董事莫何婉穎女士之姪女。

* *信德船務有限公司、Innowell Investments Limited、Megaprosper Investments Limited及Alpha Davis Investments Limited為本公司之主要股東。*

蘇樹輝博士

執行董事
五十七歲

蘇樹輝博士於一九七五年加入本集團，自一九九一年起出任本公司之執行董事。蘇博士亦兼任本公司若干附屬公司之董事。蘇博士現為香港上市公司禹銘投資有限公司之獨立非執行董事。蘇博士為香港大學教研發展基金會董事。蘇博士為中國人民政治協商會議第十一屆全國委員會委員及中華民族文化促進會副主席。

蘇博士為香港大學理學士並獲企業管理學博士學位。

霍永明先生

執行董事
六十六歲

霍永明先生於一九七九年加入本集團，自一九九一年起出任本公司之執行董事。他亦是本公司董事執行委員會成員及兼任本公司若干附屬公司之董事。

霍先生為澳門誠興銀行股份有限公司之副董事長兼執行董事及澳門國際機場專營股份有限公司及在葡國里斯本上市之Estoril Sol, SGPS公司之執行董事。霍先生亦為英國特許銀行學會資深會員及香港證券學會會員。霍先生亦為澳門特別行政區經濟委員會委員。

陳偉能先生

執行董事
六十一歲

陳偉能先生於一九八七年加入本集團，自一九九一年起出任本公司之執行董事。他還兼任本公司若干附屬公司之董事。

陳先生目前為香港地產建設商會董事會成員、香港房地產建築業協進會會長和英國物業顧問學會及香港地產行政學會資深會員，負責本集團於中國大陸之物業發展。

陳先生自二零零二年起出任為中國廣東省政協委員。

何超蕸女士

執行董事
四十歲

何超蕸女士於一九九六年加入本集團，自二零零一年起出任本公司之執行董事。她亦是本公司董事執行委員會成員及兼任本公司若干附屬公司之董事。

自加入本集團以來，何女士一直掌管物業管理部門以及零售及推銷規劃部門之策劃及營運。

何女士在香港的社會職務包括香港青年聯會副秘書長、香港地產行政師學會會籍事務小組主席及執行委員、香港房地產建築業協進會副會長、香港中華總商會青年委員會副主席、香港中區少年警訊第十一屆名譽會長及香港女童軍總會榮譽副會長。何女士為香港地產建設商會會員、香港設施管理學會準會員及國際專業保安協會香港分會之會員，並且持有地產代理(個人)牌照。

在澳門，何女士為澳門物業管理業商會榮譽副會長及澳門中華總商會婦女委員會委員。

而在國內，何女士為中國人民政治協商會議遼寧省委員會委員，中華全國青年聯合會委員會委員、北京市青年聯合會香港區常務委員、遼寧省青年聯合會常務委員、吉林省青年聯合會及吉林省青年企業家協會之副主席。

何女士擁有美國Pepperdine University大眾傳播及心理學學士學位。

何女士乃本公司集團行政主席何鴻燊博士之千金、本公司董事總經理何超瓊女士及本公司副董事總經理何超鳳女士之胞妹。彼亦是本公司非執行董事莫何婉穎女士之姪女。

岑康權先生

執行董事
五十三歲

岑康權先生於一九九二年加入本集團，自二零零四年起出任本公司之執行董事。他亦是本公司董事執行委員會成員及兼任本公司若干附屬公司之董事，主要負責本集團之投資事務。

岑先生為澳門旅遊娛樂股份有限公司*之董事。

岑先生畢業於美國加州柏克萊大學，獲工商管理碩士學位。

** 澳門旅遊娛樂股份有限公司為本公司之主要股東。*

財務摘要及派息時間表

財務摘要

	2007 （港幣千元）	2006 （港幣千元）
營業額	**3,318,137**	2,508,804
本公司股東應佔溢利	**1,013,548**	663,916
權益總值	**15,383,130**	10,736,773
每股盈利 *（港仙）*		
— 基本	**45.7**	31.0
— 攤薄後	**43.9**	29.7
每股股息 *（港仙）*	**14.0**	12.5
每股資產淨值 *（港元）*	**6.6**	4.9

每股基本盈利乃根據年內已發行股份之加權平均數2,218,420,201股（二零零六年：2,144,226,359股）計算。每股攤薄後盈利乃根據所有潛在普通股的攤薄影響作出調整後的已發行股份之加權平均數2,306,385,218股（二零零六年：2,232,941,133股）計算。

派息時間表

公佈派發末期股息	二零零八年四月八日
最後遞交過戶文件時間	二零零八年六月十三日下午四時三十分
暫停辦理股份過戶登記手續	二零零八年六月十六日至六月十九日
股東週年常會	二零零八年六月十九日
寄發股息單予股東	二零零八年七月三日



二零零七年

二月

- 本集團的噴射飛航渡輪服務在春節期間航次創出新高，錄得單日三百五十六班航次，其中三百一十七班航次為深受歡迎的港澳航線。

- 澳門旅遊塔獲澳門特區政府頒授「旅遊功績勳章」，表揚澳門旅遊塔對推動澳門旅遊業的卓越貢獻。


旅遊

六月

- 澳門豪華住宅發展項目濠庭都會第二期四座住宅大廈開始交付予個別買家。

- 本集團宣佈分別向合和實業有限公司及澳門旅遊娛樂股份有限公司（「澳門娛樂」）收購氹仔新城市發展有限公司百分之五十及百分之二十五權益。



九月

- 本集團透過里昂證券有限公司以每股港幣十二點二五元配售一億四千萬股普通股，所得款項淨額合共約港幣十六億八千七百萬元。

十月

- 本集團推出位於薄扶林區的豪華住宅發展項目晴林，市場銷售反應理想。





七月

- 噴射飛航慶祝為旅客提供運輸服務四十五週年。



- 運輸部與深圳迅隆船務有限公司合作推出來往澳門及蛇口的新航線服務。



十二月

- 為方便使用香港國際機場離境的過境航機旅客，澳門及深圳的碼頭正式推出預辦登機服務。



- 於二零零七年，噴射飛航高速客運服務創下自成立以來的最高載客記錄，達一千四百三十萬人次，其中深受歡迎的港澳航線達一千二百七十五萬人次。

- 完成與合和實業有限公司及澳門娛樂訂立的買賣協議後，收購其各自於氹仔新城市發展有限公司的百分之五十及百分之二十五權益，本集團擁有氹仔新城市發展有限公司的全部權益。

- 本集團的附屬公司白洋舍（澳門）有限公司在澳門為優質機構客戶提供更佳的專業洗衣服務。

於過去一年，本集團於運輸、地產以及酒店及消閒行業的多元化投資維持強勁勢頭，尤其是在澳門，本集團業務受惠於從澳門飛速發展的旅遊業及經濟增長。



截至二零零七年十二月三十一日止年度，本集團的股東應佔溢利為港幣十億零一千三百五十萬元（二零零六年：港幣六億六千三百九十萬元），每股基本盈利為四十五點七港仙（二零零六年：三十一港仙）。

董事會建議派發末期股息每股七港仙（二零零六年：每股八港仙），派息建議須於二零零八年六月十九日舉行的股東週年常會由股東通過，方為有效。連同已派發的中期股息每股七港仙（二零零六年：四點五港仙），本年度的派息總額為每股十四港仙（二零零六年：十二點五港仙）。

本集團運輸部慶祝噴射飛航客運渡輪服務的四十五週年誌慶，此項服務一直穩佔港澳航線的市場領導地位。該航線於去年的載客量創記錄達至約一千二百八十萬人次。連接香港國際機場與澳門及深圳航點的噴射飛航機場航線服務亦錄得創紀錄的載客量。根據與香港機場管理局簽訂的協議，本集團運輸部旗下一間合營公司將為香港國際機場的全新永久跨境渡輪碼頭 — 海天客運碼頭提供管理服務，碼頭計劃於二零零九年啟用。陸上運輸方面，運輸部將其運營車隊擴充至達約一百輛客運巴士，以滿足澳門乘客的殷切需求。

本集團覆蓋海、陸、空的運輸平台不斷擴大，使交通運輸更為便捷，為旅客帶來更方便服務，同時拓寬本集團於區內的收益基礎。

本集團已成為澳門最大的地產開發商之一。由於澳門的一手房屋市場持續擴展，本集團已準備就緒，滿足市場對位處黃金地段優質房屋的需求，從過去兩年本集團物業大受市場歡迎可見一斑。本集團位於澳門新口岸外港填海區海旁的豪華住宅發展項目壹號湖畔的市場反應空前，為澳門豪宅市場定下新標準。截至二零零七年底，

已售出超過百分之九十七的住宅單位。壹號湖畔是本集團與置地控股有限公司合作發展的合營項目壹號廣場的其中一部份。本集團持有該項目百分之五十一權益，該項目將包括高級商場、豪華酒店及服務式住宅，定於二零零九年推出市場。

於十二月完成收購位於澳門氹仔的濠庭都會百分之七十五權益後，本集團現時擁有該物業發展項目的全部權益，是項收購增加本集團在澳門可供發展之樓面面積，並使物業部在項目設計及管理方面具更大靈活性。年內，濠庭都會第三期預售住宅單位的價格大幅提升。本集團相信，鑒於澳門經濟暢旺及居民收入水平不斷提高，當地對優質住宅的需求仍保持強勁。

本集團正就南灣海岸進行籌劃，該項目為本集團位於南灣的旗艦多用途發展項目，毗鄰澳門旅遊塔。本集團現正與澳門特區政府磋商落實有關發展計劃。政府制訂的新基建發展計劃，將令本集團在澳門的物業發展項目受惠。

本集團著名的酒店投資業務 — 澳門文華東方酒店及澳門威斯汀度假酒店，亦受惠於澳門商務及消閒旅客人數的增長。除壹號廣場規劃中的新酒店外，本集團的酒店投資亦包括位於香港國際機場的天際萬豪酒店，預期該酒店將於今年竣工。

本集團於澳門旅遊娛樂股份有限公司（「澳門娛樂」）的策略投資在二零零七年繼續為本集團帶來豐厚的回報。本集團相信，與澳門娛樂共同合作的多個項目，將可鞏固本集團的領導地位，為澳門旅客及居民提供服務。

於二零零七年九月，本集團以先舊後新的方式向獨立第三方配售一億四千萬股新普通股。該項先舊後新配售股份所得款項淨額約港幣十七億元進一步提升了本集團的財務狀況及本集團把握澳門物業市場投資機會的能力。於二零零七年十二月三十一日，本集團的銀行結餘及存款約為港幣三十六億元。

本集團將策略性地充分利用珠江三角洲的利好經濟環境，尤其是澳門進行發展。本集團具協同效益的業務將繼續成為收益增長的來源之一，並可鞏固本集團作為澳門知名品牌及區內其中一家領先的多元化集團的地位。本集團預期，其於澳門的策略投資將在未來數年使核心業務出現可觀的增長。

本人謹藉此機會向本集團管理層、全體員工、股東及業務夥伴致力協助本集團的核心業務取得市場領導地位，以及拓展增長及迎接未來新挑戰所給予的寶貴支持，表示感謝。



何鴻燊
集團行政主席
二零零八年四月八日



運輸

高瞻遠矚
領導業界



本集團銳意透過其不斷擴展的國際海陸空三路運輸網絡，務求為珠江三角洲地區服務。本集團計劃對運輸團隊作出的重大投資將能應付日益增加的客運需求。

運輸

本集團的船務部信德中旅船務投資有限公司(「信德中旅船務投資」)是全亞洲規模最大的高速渡輪經營者之一，於二零零七年慶祝服務四十五週年。信德中旅船務投資穩佔港澳航線市場領導地位逾四十年。

以「噴射飛航」為品牌經營，船務部擁有三十二艘船隻，是唯一提供二十四小時往來港澳渡輪服務的經營者。為展現象徵其市場領導地位的鋭意進取精神，噴射飛航於本年度推出全新設計的標識及紅色的船體顏色，整個船隊將陸續換上新面貌。

受惠於區內經濟快速增長及珠江三角洲地區新開發景點增多，噴射飛航於二零零七年的載客量增加百分之十五至超過一千四百萬人次，其中港澳航線的載客量更創新高，達至約一千二百八十萬人次。二零零七年春節期間，航次創下最高紀錄，單日最高達三百五十六班。儘管燃油價格高企，但由於收益增加，運輸部於截至二零零七年十二月三十一日止年度錄得經營溢利港幣二億五千九百萬元(二零零六年：港幣二億三千七百萬元)，按年增長約百分之九。

於二零零七年七月，噴射飛航與深圳迅隆船務有限公司合作推出來往澳門及蛇口的新增渡輪服務航線，以加強澳門與珠江三角洲地區的聯繫。

「噴射飛航機場航線」服務往來香港國際機場與珠江三角洲主要目的地，包括澳門機場和深圳機場，繼續受到廣大旅客歡迎。利用此服務，旅客毋須在香港辦理過關和入境手續便能方便地過境。為更方便前往海外地區的旅客，在澳門及深圳的渡輪碼頭為由香港國際機場離境的旅客提供預辦登機服務。


70
90

本集團致力於透過其位處珠江三角洲並以澳門為中心的國際性多模式運輸網絡，為旅客帶來更大便利。透過擁有百分之四十權益的合營公司 — 香港國際機場碼頭服務有限公司，本集團與香港機場管理局訂立一項為期三年的協議，為香港國際機場的全新永久跨境渡輪碼頭「海天客運碼頭」提供管理服務。碼頭預計於二零零九年竣工，是航天城發展的其中一個重要項目，而航天城則是機場的主要商務及消閒發展項目。

陸上運輸方面，澳門信德國旅汽車客運股份有限公司於澳門境內以及於廣東省多個主要城市與澳門之間跨境經營客運巴士服務，自二零零六年十二月底起，其營運車隊規模增長近三倍，達約一百輛。受惠於澳門開發眾多景點，客運巴士業務錄得的溢利較去年大幅上升約十二倍。

本集團擴展其運輸網絡至空運範疇，與中航興業有限公司成立合營公司，以持有基地為澳門的新航空公司濠亞航空股份有限公司（「濠亞航空」）百分之四十九權益。濠亞航空為澳門的旗艦航空公司 — 澳門航空股份有限公司擁有百分之五十一權益的附屬公司，將為個人遊旅客提供價錢實惠的航班服務和旅遊套餐。


N
深圳機場福永碼頭
蛇口
澳門
機場航線
珠三角航線

展望未來，該部門將繼續作為領先的運輸經營者之一，竭力為珠江三角洲的運輸需求提供服務。該部門預計會加大投資於擴充及翻新船隻，以滿足日益增加的載客需求。





地產

精雕細琢
瑰麗典雅


靖林

本集團是澳門主要地產發展商之一，市場對其位於黃金地段的優質商住物業發展項目組合的反應一直非常熱烈。

地產

本集團已成為澳門的主要地產發展商之一。本年度，本集團於香港及澳門的物業發展項目均取得重大進展，市場反應十分熱烈。

截至二零零七年十二月三十一日止年度，本集團地產部錄得經營溢利港幣二億八千七百萬元（二零零六年：港幣八千四百萬元），主要得益來自濠庭都會第二期的銷售溢利及靖林的推出。

澳門

濠庭都會

濠庭都會是澳門最大型的豪華物業發展項目之一。該發展項目的前三期設有園藝花園及貴賓級住客會所，佔地逾二十一萬平方呎，是澳門最大型住宅發展項目之一。濠庭都會第二期包括四幢住宅大廈，已於二零零七年第二季竣工，超過百分之九十八的住宅單位經已售出，並於二零零七年六月份開始將住宅單位移交予個別買家。

濠庭都會第三期於二零零六年十二月開始預售，並於二零零七年推出更多單位，且售價不斷上升。截至二零零七年十二月三十一日，超過百分之八十七的住宅單位經已售出。預期濠庭都會第三期四幢住宅大廈的上蓋工程於



南灣海岸



二零零八年之前分階段完成。其餘階段的發展現正在籌劃之中。擬建的輕軌路線將令來往濠庭都會的交通更便利。

於二零零七年十二月，本集團完成與合和實業有限公司及澳門旅遊娛樂股份有限公司（「澳門娛樂」）訂立的買賣協議，分別收購氹仔新城市發展有限公司百分之五十及百分之二十五權益。本集團現時擁有整個項目的全部權益，使本集團在設計及管理方面更具靈活性。

壹號廣塲

壹號廣塲是本集團與置地控股有限公司的共同發展的項目，位於澳門新口岸外港填海區海旁的黃金地皮。上蓋工程正在進行中，預計將於二零零九年竣工。壹號廣塲飽覽南灣湖醉人景色，將包括一百六十萬平方呎的豪華住宅及服務式住宅、一個佔地約四十萬平方呎的高級商場，以及一家將由文華東方酒店集團負責管理、共有二百零八個客房的豪華酒店。壹號湖畔於二零零六年底開始向機構投資者及公眾預售，市場反應良好，其中四個複式單位於二零零七年十二月已透過市場競標方式發售。特色單位及服務式住宅單位將於二零零八年開始預售。本集團持有該發展項目百分之五十一權益。



南灣海岸

本集團的旗艦發展項目 — 南灣海岸位於中心沿岸地段，毗鄰澳門旅遊塔。該項目正處籌劃階段，將發展成一個多用途綜合發展項目。

路氹地盤

本集團正與澳門特區政府磋商，計劃與澳門娛樂聯合發展一個位於路氹城區的地盤，以取代原先公佈的氹仔地盤項目。路氹地盤將劃為酒店消閒及娛樂用途。本集團擁有該項目百分之八十權益，澳門娛樂擁有其餘百分之二十權益。


壹號廣場

地產

氹仔項目

本集團已收購位於澳門氹仔一項先人紀念堂發展項目的百分之七十九權益，並確認因所收購淨資產的公平價值的權益超過收購成本而產生收益港幣二億九千一百萬元。擬建的先人紀念堂處於設計階段。預期建築工程將於二零零八年開展並於二零一零年完成。

香港及中國大陸

靖林

豪華住宅發展項目靖林位於香港薄扶林道120號，於二零零七年首季竣工。該項目由十個富麗堂皇的精品豪宅複式單位組成，每個單位面積均逾三千平方呎。本集團已於二零零七年十二月底前已為售出的百分之六十複式單位入賬。

漆咸花園

位於九龍的漆咸花園已於二零零六年九月完成清拆工程。住宅大廈及商業裙樓處於設計階段。預期建築工程將於二零零八年第二季開展並於二零一一年完成。

西寶城

位於寶翠園的西寶城為一面積逾二十二萬平方呎的大型現代商業平台，亦是西半山區內最大型的購物商場，提供一站式購物之便，深受顧客歡迎。計劃興建的港鐵大學站預期最遲於二零一四年竣工，屆時公眾前往西寶城商場的交通將更便利。自開幕以來，該物業為本集團帶來滿意的租金及管理費收入。

昇悅商場

昇悅商場為一個位於西九龍的商業綜合場所，於二零零七年錄得令人滿意的租金收入，平均出租率超過百分之九十七。與港鐵荔枝角站接駁的通道正在建設中，預期於二零零九年竣工。該行人通道將使前往昇悅商場更便利。

廣州信德商務大廈

廣州的信德商務大廈由一幢三十二層高的辦公大樓及六層商場組成，年內租賃業績令人滿意。



物業服務

本集團的物業管理部 — 信德物業管理有限公司(「信德物業管理」)為一系列各類型住宅、商業及工貿物業提供優質及全面的服務。該部門在香港及澳門負責管理的物業組合，面積逾一千二百萬平方呎。於二零零七年，濠庭都會第二期及靖林加入該部門的物業組合，而於二零零九年前壹號廣場亦會加入。信德物業管理是首間在澳門獲授ISO9001認證的香港公司。

ISS澳門服務有限公司是由信德物業管理與服務系統香港有限公司組成，具協同效益的合營公司，為香港及澳門的商業及住宅發展項目提供全面清潔服務，優化工作及居住環境。

本集團的全資附屬公司白洋舍(澳門)有限公司，最近於澳門開設了一家新工場，將可為當地的優質專業機構客戶提供更佳專業洗衣服務。其三萬平方呎的廠房配備有最先進的洗衣機，專為提供優質服務而設。

該部門亦以「Living Matters」為品牌提供生活概念服務，提升生活質素。全面而尊貴的個人化服務包括室內裝潢、花藝設計及酒店式服務。

隨著部門的物業組合擴大及提供配套的物業清潔、生活概念及洗衣服務後，預期物業管理部的收益將可顯著增加。







酒店及消閒業務

市場定位
傲視同儕



本集團位於澳門的酒店、商業設施及消閒景點等酒店及消閒業務以廣大遊客為服務對象，具備策略性定位，把握區內發展成為全新娛樂集中地的優勢。

酒店及消閒業務

本集團受惠於澳門旅遊、娛樂及會議行業，以及珠江三角洲地區整體旅遊業持續蓬勃發展。二零零七年訪澳人數超逾二千七百萬人次，按年比增長百分之二十三。

由於澳門經濟快速增長、新景點落成及基礎設施不斷發展，訪澳人數持續增加，繼續令本集團的酒店及消閒業務受惠。酒店及消閒業務（尤其是旅遊相關業務）於二零零七年的經營溢利增長至港幣四千三百萬元（二零零六年：港幣二千七百萬元）。

本集團持有百分之五十權益的澳門文華東方酒店，以及持有百分之三十四點九權益的澳門威斯汀度假酒店（「威斯汀」）歷來享負盛名，穩佔澳門豪華酒店市場的龍頭地位。儘管酒店賓客競爭激烈，兩家酒店的純利按年比均錄得增長。威斯汀於二零零七年世界旅遊獎上被評為「二零零七年亞洲最佳運動度假酒店」，並連續第三年獲《商務旅客》（Business Traveller China）雜誌的讀者選為「澳門最佳商務酒店」。

毗鄰威斯汀的澳門高爾夫球鄉村俱樂部（「澳門高球俱樂部」），是澳門首屈一指的高爾夫球會，於年內的表現令人滿意。威斯汀連同澳門高球俱樂部，是香港和澳門兩地唯一提供國際級標準十八洞高爾夫球設施的度假酒店。

本集團持有百分之七十權益的合營項目 — 香港天際萬豪酒店位於航天城東區，而航天城為位於大嶼山香港國際機場的主要商務及娛樂消閒發展項目。該全新五星級臨海酒店將分兩期發展，第一期發展將有六百五十八間客房，而預期最終將有一千間客房。第一期的上蓋工程正在進行中，預計將於二零零八年底完成。該酒店將由Marriott Hotels International B.V.負責管理。


DA VINCI
AN EXHIBITION OF
GENIUS
MACAU
Genius in Macau
DA VINCI
AN EXHIBITION OF
GENIUS


AN EXHIBITION
GENIU


MOËT

由本集團管理的澳門旅遊塔會展娛樂中心（「澳門旅遊塔」）因其歷險活動而成為受遊客歡迎的獨特景點，亦成為澳門快速發展的宴會、會議、研討會及展覽業的熱門場地。於二月份，澳門旅遊塔獲澳門特區政府頒授旅遊功績勳章，以表揚其對澳門旅遊業的重大貢獻。澳門旅遊塔最近期獲得的殊榮包括，香港生產力促進局頒發的「最佳創建品牌企業獎二零零七」及廣州日報評選的「最具時尚特色旅遊目的地」。

年內，澳門旅遊塔訪客人數按年上升約百分之八，而會議、研討會、展覽業及宴會等業務之銷售額按年更上升約百分之三十六。澳門旅遊塔自二零零一年開幕至今，已錄得超過五百八十萬參觀人次。其主要特色活動包括全長二百三十三米的減速飛降冒險活動「高飛跳」；以及二百三十三米高的笨豬跳，兩項活動於二零零七年的跳躍次數共錄得超過七千次。高飛跳及笨豬跳兩項活動分別按其類別被列入健力士世界紀錄的全球最高歷險設施。


Harry Potter
哈利波特





投資

前景亮麗
璀璨未來



本集團的協同業務將繼續受惠於珠江三角洲的強勢經濟，尤其是澳門，本集團已將澳門打造成為優質品牌。

投資

本集團透過其卓越的運輸、旅遊業以及酒店及消閒業務，對珠江三角洲地區（尤其是澳門）的經濟發展作出重大貢獻。


Macau

本集團致力於進一步推動地區發展，並將物色有助實現其目標及鞏固其地區翹楚地位的理想投資機會。

本集團持有澳門旅遊娛樂股份有限公司（「澳門娛樂」）約百分之十一點五實際權益。於二零零七年，本集團將澳門娛樂公告的二零零六年普通股股息港幣六千一百萬元確認入賬。澳門娛樂持有澳門博彩股份有限公司（「澳門博彩」）約百分之八十股本權益，而澳門博彩是取得澳門特區政府發牌可於澳門經營賭場的少數幾家公司之一。



除娛樂博彩事業外，澳門娛樂持有澳門多家酒店、澳門國際機場，以及澳門的旗艦航空公司 — 澳門航空股份有限公司的權益。澳門娛樂亦積極參與大型物業發展和基建項目，其中包括澳門旅遊塔(本集團自其於二零零一年落成啟用以來持有其經營及物業管理協議)。

本集團的零售部 — 澳門東西有限公司充分把握澳門旅遊業拓展及澳門居民愈趨富裕所帶來的消費業務商機。自二零零六年以來，澳門東西有限公司在澳門塔經營兩家大型零售商舖 — 澳門玩具反斗城及華納兄弟專門店。


澳門
WORLD HERITAGE
世界遺產





企業社會責任

透過對香港及澳門社會、教育及環境責任的持續而積極的支持，本集團致力在更廣闊範圍內提升及改善市民生活品質。為達至該目標，本集團熱心贊助多項活動及計劃。



本集團僱員於二零零七年參與了多項社區活動，包括公益金香港及澳門百萬行、救世軍港澳定向追蹤日及樂施毅行者，籌得超過港幣十五萬元的善款支持慈善活動。

通過伸手助人協會的計劃，信德義工隊探訪長者宿舍，直接接觸有需要的人士，並參與專為長者院友特別設計的比賽以及娛樂節目。

為鼓勵對航海事業感興趣的本地學生，本集團噴射飛航為有志於參與海事運輸訓練的學生設立了一項獎學金計劃。於二零零八年，公司將向來自香港理工大學、香港專業教育學院（青衣）、海事訓練學院及香港航海學校的四名學生，授予合共港幣十五萬元的獎學金。噴射飛航獎學金計劃設有年度獎學金。


行完團
YEAH!!
SHUN TAK 信德集團


SHUN TAK
Shun Tak Holdings (Macau) Limited
信德集團控股(澳門)有限公司
MACAU
澳門旅遊塔會展娛樂中心
01
02
03
04
oxfam trailwalker
樂施毅行者
噴射飛航全力支持毅行者
2032

此外，運輸部現正贊助兩名香港航海學校的畢業生於大欖涌職業訓練局進行為期六個月的海員培訓課程。贊助包括每月開支津貼。在成功完成培訓後，運輸部將聘用該兩名畢業生為渡輪業務的海員。

本集團亦實行多項措施以在工作場所及業務活動中提倡環保，包括利用可再用物料的循環使用計劃及於噴射飛航的船身上使用環保塗料。

相片說明：
01 澳門公益金百萬行
02 探訪伸手助人協會長者宿舍
03 救世軍港澳定向追蹤日
04 樂施毅行者
05 香港公益金百萬行
06 噴射飛航獎學金頒發典禮


TURBOJET
頒發典禮
rd Presen

06

主要物業表

發展及／或出售之物業

	項目樓面面積約數(平方米)	項目地盤面積約數(平方米)	主要用途	集團所佔權益	二零零七年十二月止發展進度	預計完工日期
香港						
漆咸大廈	–	3,786	–	51%	規劃中	二零一一年
靖林(前稱薄扶林道120號)	1,346	1,684	住宅	100%	已落成	–
天際萬豪酒店	42,621	13,776	酒店	70%	上蓋工程進行中	二零零八年
油塘海旁地段第30號及31號	–	1,858	–	50%	土地儲備	–
澳門						
壹號廣場	218,419	18,344	住宅／商業／酒店	51%	上蓋工程	二零零九年
濠庭都會			住宅／商業	100%		
第二期	2,092	8,881			已落成	–
第三期	80,462	10,388			上蓋工程進行中	二零零八年
第四期	63,279	5,426			土地儲備	–
第五期	275,815*	23,843			土地儲備	–
氹仔北安J地段	6,522	2,200	先人紀念堂	79%	規劃中	二零一零年

* 有待澳門特區政府就申請改變用途作出批准。

收購中的物業

	項目樓面面積約數(平方米)	項目地盤面積約數(平方米)	主要用途	集團所佔權益	二零零七年十二月止發展進度	預計完工日期
澳門						
南灣海岸(附註一)	359,532	39,800	住宅／商業／酒店／賭場	100%	土地儲備	–
青洲河邊馬路701-741號(附註二)	18,637	2,942	酒店	100%	土地儲備	–

策劃中的物業

	樓面面積約數(平方米)	地盤面積約數(平方米)	主要用途	集團所佔權益	二零零七年十二月止發展進度	地契屆滿年份
澳門氹仔望德聖母灣(附註三)	200,000	80,656	酒店／商業	80%	土地儲備	二零四九年
泰國布吉島Rawai海灘	–	36,800	酒店	50%	土地儲備	永久業權

集團自置之自用物業

	樓面面積約數(平方米)	地盤面積約數(平方米)	主要用途	集團所佔權益	二零零七年十二月止發展進度	地契屆滿年份
香港中環干諾道中200號信德中心西座三十九字頂樓	1,823	–	辦公室	100%	–	二零五五年期滿，可再續至二一三零年
九龍興華街西83及95號	20,602	19,139	船塢	42.6%	–	二零五一年
澳門國際中心第十二座二樓至四樓(全層)及五樓A、B、C單位	2,894	–	員工宿舍	100%	–	期限為十年，由二零零六年三月二十日開始，可再續至二零四九年
第十三座八樓至十一樓E單位	473	–	員工宿舍	42.6%	–	
澳門富大工業大廈四樓A4室	350	–	工廠	100%	–	二零一三年期滿，可再續至二零四九年

投資及酒店物業

	樓面面積約數（平方米）	地盤面積約數（平方米）	主要用途	集團所佔權益	二零零七年十二月止出租率	二零零七年每月平均租金	可出租樓面面積約數（平方米）	地契屆滿年份
香港卑路乍街8號 西寶城	20,724	–	商業	51%	85%	每平方米 港幣293元	14,682	二零三零年
香港薄扶林道89號 寶翠園	572個 私家車停車位	–	停車場	51%	100%	每車位每月 港幣3,200元	–	二零三零年
	33個 電單車停車位	–	停車場	51%	18.18%	每車位每月 港幣1,000元	–	二零三零年
九龍荔枝角道833號 昇悅商場	5,600	–	商業	64.56%	96.13%	每平方米 港幣359元	4,083	二零四九年
九龍荔枝角道833號 昇悅居	515個 私家車停車位	–	停車場	64.56%	90.7%	每車位每月 港幣1,500元	–	二零四九年
	140個 貨車停車位	–	停車場	64.56%	55%	每車位每月 港幣1,800元	–	二零四九年
	45個 電單車停車位	–	停車場	64.56%	48.89%	每車位每月 港幣300元	–	二零四九年
香港羅便臣道60號 信怡閣地下低層 及地下	974	–	商業	100%	100%	每平方米 港幣448元	822	二八五八年
香港羅便臣道60號 信怡閣地下、 一樓至三樓	26個停車位	–	停車場	100%	69.2%	每車位每月 港幣3,150元	–	二八五八年
香港堅尼地道9號L 萬信臺一樓至四樓	18個停車位	–	停車場	100%	88.9%	每車位每月 港幣2,000元 至3,500元	–	二零四七年
九龍尖沙咀 梳士巴利道3號 星光行地下五號 B鋪及部分地庫 商鋪（除商鋪A外）	2,643	–	商業 購物中心	100%	97.9%	每平方米 港幣414元	2,129	二八六三年

	樓面面積約數（平方米）	地盤面積約數（平方米）	主要用途	集團所佔權益	二零零七年十二月止出租率	二零零七年每月平均租金	可出租樓面面積約數（平方米）	地契屆滿年份
澳門友誼大馬路文華東方酒店	50,801	9,865	酒店	50%	–	–	–	二零一七年
澳門外港新填海區擴展部份（附註四）	1,369	15,176	度假設施	50%	–	–	–	二零零七年期滿，可再續至二零四九年
澳門議事亭前地11號信德堡	2,731	–	商業	100%	100%	每平方米澳幣199元	2,673	永久業權
澳門路環黑沙海灘澳門威斯汀度假酒店及澳門高爾夫球鄉村俱樂部	42,285	767,373	酒店／高爾夫球場	34.9%	–	–	–	二零一三年期滿，可再續至二零四九年
濠景花園，澳門	3,463	–	商業	100%	85%	每平方米澳幣151元	3,463	二零一五年
濠庭都會，澳門第一期	727	–	商業	100%	49%	每平方米澳幣285元	727	二零三一年
中國廣州中山四路246號信德商務大廈	28,453	–	辦公室	60%	90.5%	每平方米人民幣76元	28,453	二零四五年
	5,801	–	商業購物中心	60%	100%	每平方米人民幣89元	5,801	二零三五年
	51個停車位	–	停車場	60%	71%	每車位每月人民幣600元至1,200元	–	二零三五年

附註：

(一) 收購事項之完成日期延長至二零零八年六月三十日或該日之前，因為需要更多時間待澳門特區政府就落實南灣區總綱規劃方案及南灣海岸地塊面積作最後定案後，已申請的發展計劃方得以作實。

(二) 收購事項之完成有待澳門特區政府發出及刊登土地批給合同。

(三) 待澳門特區政府同意後，將由另一個位於澳門路氹城區並擁有相同樓面面積的地塊取代。

(四) 已申請續期，待澳門特區政府書面確認。

營業額分析

按部門劃分之營業額



2.8%
25.5%
2007
60.6%
11.1%
4.8%
11.9%
11.6%
2006
71.7%
運輸
酒店及消閒
地產
投資及其他

(港幣百萬元)	2007	2006	變動	%	說明
運輸	2,011	1,798	213	12	營業額增加主要由於澳門經濟快速增長，乘客量亦相應增長。
地產	846	299	547	183	營業額增加主要由於靖林的物業銷售及來自本集團購入的濠庭都會。
酒店及消閒	368	291	77	26	營業額增加主要因為澳門旅遊相關業務增長。
投資及其他	93	121	(28)	(23)	營業額減少主要因為來自己澳門娛樂之股息收入減少。
總計	3,318	2,509	809	32	

按地區劃分之營業額

(港幣百萬元)	2007	2006	變動	%	說明
香港	1,718	1,270	448	35	營業額增加主要是本集團的香港住宅單位銷售收益增加及部分由於運輸部票務收益增加。
澳門	1,369	1,059	310	29	營業額增加主要因為運輸部票務和酒店及消閒部旅遊相關業務收益均有增長。
其他	231	180	51	28	
總計	3,318	2,509	809	32	

損益分析

按部門劃分之營業溢利


12.1%
2007
38.7%
42.8%
6.4%
22.6%
2006
52.7%
18.7%
6.0%
運輸
酒店及消閒
地產
投資及其他

(港幣百萬元)	2007	2006	變動	%	說明
運輸	**259**	237	22	9	溢利上升主要由於澳門的訪客飆升，乘客量亦相應增長。
地產	**287**	84	203	242	溢利上升主要由於靖林的物業銷售、本自本集團購入的濠庭都會以及銷售寶翠園剩餘住宅單位所得的利潤。
酒店及消閒	**43**	27	16	59	由於澳門的訪客增加此部門繼續錄得理想業績。
投資及其他	**81**	102	(21)	(21)	溢利減少主要因為來自澳門娛樂之股息收入減少。
未分配淨收入	**34**	69	(35)	(51)	溢利變動主要因為公司間接經營成本增加以及利息收入減少。
投資物業公平價值之變動	**121**	62	59	95	
經營溢利	**825**	581	244	42	

損益分析（續）

按部門劃分之營業溢利（續）

(港幣百萬元)	2007	2006	變動	%	說明
經營溢利	**825**	581	244	42	
於收購資產之公平價值淨額的權益超過收購附屬公司成本之數額	**291**	23	268	1,165	此數額源自收購附屬公司。該附屬公司擁有位於澳門用作先人紀念堂項目的物業地盤。
融資成本	**(61)**	(48)	(13)	(27)	融資成本增加主要是年內借貸增加。
所佔聯營公司業績	**283**	400	(117)	(29)	此變動主要由於年內確認濠庭都會項目的溢利較少。儘管如此該項目的貢獻仍然重要。澳門文華東方酒店及澳門威斯汀度假酒店繼續錄得理想業績。
所佔共同控制企業業績	**23**	(17)	40	235	改善主要源自一個持有百分之四十權益於香港國際機場及經營渡輪碼頭及一個佔有百分之五十一溢利的澳門物業項目的共同控制企業。
除稅前溢利	**1,361**	939	422	45	
稅項	**(99)**	(57)	(42)	(74)	
除稅後溢利	**1,262**	882	380	43	
少數股東權益應佔溢利	**(248)**	(218)	(30)	(14)	主要是運輸部和物業部之少數股東權益。
本公司股東應佔溢利	**1,014**	664	350	53	

損益分析（續）

按地區劃分之經營溢利

(港幣百萬元)	2007	2006	變動	%	說明
香港	**473**	281	192	68	溢利變動主要為靖林的物業銷售及投資物業公平價值之上升。
澳門	**263**	237	26	11	溢利增加主要因為於年內將濠庭都會項目轉為全資擁有。在此以前，該公司為本集團持有百分之二十五權益的聯營公司。
其他	**89**	63	26	41	增加主要因為廣州的投資物業及結構性財務產品的公平價值上升。
總計	**825**	581	244	42	

所佔聯營公司業績分析

(港幣百萬元)	2007	2006	變動	%	說明
運輸	**1**	–	1	不適用	
地產	**225**	348	(123)	(35)	變動主要為於年內確認之濠庭都會項目的溢利減少，但仍然為本年之業績帶來重大的貢獻。
酒店及消閑	**55**	50	5	10	即使競爭激烈，澳門文華東方酒店及澳門威斯汀度假酒店的業績繼續錄得增長。
投資及其他	**2**	2	–	–	
總計	**283**	400	(117)	(29)	

流動資金、財務資源及資本架構

於二零零七年十二月三十一日，本集團總資產淨值增至15,383,000,000港元，比去年升百分之四十三。現金與流動資金保持強勁穩健。年內經營業務使用之現金淨額為681,000,000港元，其中1,135,000,000港元為支付滌咸花園之租賃土地。投資業務之現金流出主要包括以現金6,870,000,000港元額外購入濠景花園及濠庭都會百分之七十五權益。融資活動的現金流入主要包括新增銀行貸款5,358,000,000港元及配股所得款項1,687,000,000港元。

現金流量變動分析

(港幣百萬元)	2007	2006	變動
經營業務	**(681)**	(276)	(405)
投資業務	**(6,159)**	341	(6,500)
融資業務	**6,971**	(490)	7,461
現金及等同現金之增加／(減少)	**131**	(425)	556

於二零零七年十二月三十一日，本集團銀行結餘及存款合共3,565,000,000港元。本集團的政策乃安排足夠資金，以作為營運資金及投資項目的所需現金。於二零零七年十二月三十一日，本集團的備用貸款合共10,555,000,000港元，其中4,346,000,000港元尚未提用。年終時尚未償還的貸款合共6,209,000,000港元。各項借貸的到期日如下：

到期組合

1年內	1-2年	2-5年	超過5年	總額
52%	3%	43%	2%	100%

根據年終時2,624,000,000港元淨借貸，本集團的資本與負債比率(淨借貸與本公司股東應佔權益之比率)為百分之二十點一(二零零六年：零)。本集團將繼續維持穩健的資本與負債比率，並考慮減少融資成本。

年內，由於購股權的行使而發行5,697,670股新股及回購並註銷7,902,000股股份。本公司以約85,000,000港元以上提及之回購。根據二零零七年九月二十七日公告之補足配售協議，本公司於二零零七年十月十一日，以每股12.25港元發行140,000,000新普通股。在扣除支出後，本公司所得款項淨額共約1,687,000,000港元。於二零零七年十二月三十一日，本集團與置地控股有限公司於澳門發展之壹號廣場的合營投資項目融資的承擔約為1,485,000,000港元。

本集團資本開支的承擔為511,000,000港元，其中主要與香港國際機場的香港天際萬豪酒店項目有關。

重大收購

於二零零七年十二月，本集團透過間接擁有的全資附屬公司以約6,870,000,000港元之現金代價收購氹仔新城市發展有限公司百分之七十五之權益。本集團現擁有濠庭都會及濠景花園發展項目之全部權益。

資產抵押

年終時，本集團以賬面總值800,000,000港元(二零零六年：545,000,000港元)的若干資產，作為銀行貸款之抵押品。

或然負債

年終時，本集團並無重大或然負債。

財務風險

本集團採用穩健的財務風險管理政策，所承擔之貨幣及利息風險極低。本集團所籌得之資金是以浮息計算。年終時，本集團的尚未償還借貸中並無以外幣為單位。本集團的主要業務均以港幣交易及記賬，因此外幣波動風險極低。雖然本集團之財務資產以美元及澳門幣為單位，但其貨幣持續與港幣掛鉤，故面臨之貨幣風險，就本集團而言屬極微。根據本集團核准的財政政策，本集團參與燃料對沖活動，以減低燃料價格波動的風險。本集團之政策乃不參與任何投機性買賣活動。

人力資源

除聯營公司及共同控制企業外，本集團包括附屬公司年終時約有二千五百名僱員。本集團給予僱員優厚的薪酬，並根據個人表現考慮晉升及加薪。本集團經常舉辦員工聯誼活動，以推廣團隊精神。本集團亦鼓勵僱員參加關乎集團業務的培訓課程。

董事會同寅現謹向各股東提呈截至二零零七年十二月三十一日止年度之報告書及已審核財務報表，以供閱覽。

集團業務

本公司主要業務為投資控股。各主要附屬公司、聯營公司及合營投資之業務概列於第一百五十頁至第一百五十二頁。

本集團於本年度內的主要業務及經營地域分析概列於財務報表附註第三十六項。

集團財務報表

本集團截至二零零七年十二月三十一日止年度之溢利及本公司與本集團截至該日止之財務狀況，概列於第六十八頁至第一百五十二頁之財務報表。本年度之業績評論已包括於第十二頁至第十三頁之主席報告書及第十四頁至第三十一頁之業務回顧。

主要附屬公司、聯營公司及合營投資

本公司及本集團之主要附屬公司、聯營公司及合營投資之詳細資料概列於第一百五十頁至第一百五十二頁。

股息

中期股息每股7港仙已於二零零七年十月派發。董事會現建議宣佈派發截至二零零七年十二月三十一日止年度末期股息每股7港仙，派予在二零零八年六月十九日已登記在股東名冊上之股東。

物業、機器及設備

本公司及本集團之物業、機器及設備在本年度內之變動概列於財務報表附註第十二項。

物業

本集團之物業及物業權益之詳細資料概列於第三十四頁至第三十七頁。

股本

本公司之股本在本年度內之變動概列於財務報表附註第三十一項。

配售股份

根據二零零七年九月二十七日之配售及認購協議(協議)，按每股12.25港元(配售價)以先舊後新方式配售140,000,000股(配售)本公司現有普通股股份及隨後由本公司發行140,000,000股普通股新股份(新股)。承配人乃專業、機構及／或公司投資者(彼等為本公司及其關連人士之獨立第三方)。是項配售超過六位承配人。配售價較：(i) 於二零零七年九月二十五日(簽訂協議前的最後交易日)在香港聯合交易所有限公司(聯交所)所報之收市價每股12.78港元折讓約百分之四點一五；(ii) 股份於截至二零零七年九月二十五日(包括該日)止最後連續五個交易日在聯交所所報之平均收市價每股約12.38港元折讓約百分之一點零五；及 (iii) 按本集團於二零零六年十二月三十一日之經審核綜合資產淨值及於二零零六年十二月三十一日之已發行股份數目計算之每股資產淨值約4港元溢價約二點零六二五倍。

新股相當於本公司於配售前之已發行股本約百份之六點四一。新股發行價為每股12.25港元，相等於配售價。在扣除支出後，所得款項淨額共約1,687,000,000港元。

此配售及認購可擴大股東及本公司之資本基礎，配售所得款項淨額已打算應用於澳門物業市場之投資機會。

儲備

本公司及本集團之儲備在本年度內之變動概列於財務報表附註第三十三項。

捐款

本集團在本年度內共捐款187,000港元(二零零六年:164,000港元)作慈善及公益用途。

集團借貸

須於一年內償還之借貸及長期借貸之詳細資料概列於財務報表附註第二十七項及第三十項。

撥作資產成本化之融資成本

本集團於本年度內撥作資產成本化之融資成本為14,956,000港元(二零零六年:6,944,000港元)。

主要客戶及供應商

本集團之政策規定,特定的物料均由數個供應商供應,以免過份依靠單一供應來源。本集團與各主要供應商均保持良好關係,在採購重要物料方面,並沒有遇上任何重大困難。

本年度內,本集團五大客戶佔本集團總營業額百分之二十七,其中最大客戶佔本集團總營業額百分之十四。本集團五大供應商佔本集團總採購額百分之八十四,其中最大供應商佔本集團總採購額百分之四十四。

何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及岑康權先生擁有本集團五大客戶及供應商之一的澳門旅遊娛樂股份有限公司(澳門娛樂)之實益權益。澳門娛樂為本公司主要股東之一。除以上所披露者外,概無其他董事、彼等之聯繫人士或股東(據董事會所知,該等人士擁有本公司已發行股本超過百分之五)於本年度內持有本集團五大客戶或五大供應商之權益。

重大收購

於回顧年度內,本集團以約6,870,000,000港元購入氹仔新城市發展有限公司百分之七十五股本權益,有關交易之詳情概列於財務報表附註第三十五(b)項。

董事

本公司現任董事之芳名載於第一頁。

葉維義先生於二零零七年一月一日獲委任為獨立非執行董事。關超然先生於二零零七年一月一日辭任獨立非執行董事。

於即將舉行的股東週年常會上,何鴻燊博士、何超瓊女士、陳偉能先生及何厚鏘先生將依據本公司組織章程細則第77條輪席告退。彼等董事皆符合資格,並願意膺選連任。

本公司已收到獨立非執行董事羅保爵士、何厚鏘先生、何柱國先生及葉維義先生的獨立性確認函,並認同他們的獨立性。

企業管治

本公司致力保持最高水平的企業管治常規。本公司採納之企業管治常規概列於第六十一頁至第六十六頁之企業管治常規報告書內。

董事在合約及關連交易中之權益

1. 何鴻燊博士、拿督鄭裕彤博士(一企業董事之委任代表)、莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事及擁有該公司之實益權益，澳門娛樂為本公司主要股東之一。何鴻燊博士及蘇樹輝博士為澳門博彩股份有限公司(澳博)之董事及擁有該公司之實益權益。澳博為澳門娛樂之附屬公司，並為獲澳門政府授出博彩特許權可於澳門經營賭場的特許營辦商之一。

   年內，本集團與澳門娛樂集團之交易如下：

   (i) 本集團為澳門娛樂管理其轄下酒店，向澳門娛樂收取費用共25,500,000港元。

   (ii) 本公司之非全資附屬公司信德中旅船務投資有限公司(信德中旅船務投資)向澳門娛樂集團購入澳門船務運作所需之燃料為323,600,000港元。信德中旅船務投資的股權分配，由本集團實益佔百分之四十二點六，澳門娛樂實益佔百分之二十八點四及香港中旅國際投資有限公司(中旅國際投資)佔百分之二十九。根據協議，澳門娛樂在澳門外港碼頭為信德中旅船務投資的船舶供應及載入燃料。燃料的成本為燃料的市價加上少許手續費。燃料安排協議已於二零零七年十二月三十一日屆滿。於二零零七年十一月十二日，信德中旅船務投資與澳門娛樂簽訂燃料安排修訂協議以延續燃料安排協議，自二零零八年一月一日起生效，至二零一零年十二月三十一日止為期三年。訂約各方其後可續約三年，惟其中一方向另一方發出通知終止協議則另作別論。經計及燃料價格不斷上漲之市場趨勢以及二零零七年第四季燃料用量預測，於二零零七年十二月十二日舉行的股東特別大會通過修訂提高燃料安排費用之二零零七年年度上限。

   (iii) 根據信德中旅船務投資及澳門娛樂之間的代理協議(澳門娛樂代理協議)，澳門娛樂擔任信德中旅船務投資的船票銷售代理，因而收取佣金20,500,000港元。此佣金以澳門娛樂作為代理所產生之總售票收入淨額(減去信德中旅船務投資同意就船票作出之任何折扣及優惠，以及就此向任何政府或渡輪碼頭經營者支付之任何稅項、費用或徵費)之百分之五計算。

   年內，售予澳門娛樂自用的噴射飛航船票為423,200,000港元。就此等大批購票而授出百分之五至最多百分之十二的折扣(視乎大批購票量而定)，總額為21,000,000港元。

   給予澳門娛樂的佣金率和折扣率都在信德中旅船務投資給予其他銷售代理及大批購票者的佣金率和折扣率之範圍內。澳門娛樂代理協議已於二零零七年十二月三十一日屆滿。於二零零七年十一月十二日，信德中旅船務投資與澳門娛樂簽訂澳門娛樂代理修訂協議以延續澳門娛樂代理協議，自二零零八年一月一日生效，至二零一零年十二月三十一日止為期三年。訂約各方其後可續約三年，惟其中一方向另一方發出通知終止協議則另作別論。

   (iv) 本集團為澳門娛樂經營及管理其轄下之澳門旅遊塔會展娛樂中心，向澳門娛樂收取費用共9,400,000港元。

2. 於二零零三年三月七日，信德中旅船務投資與新世界第一控股有限公司(新世界第一控股)訂立協議。新世界第一控股為新世界發展有限公司(新世界發展)佔百分之五十的共同控制企業，新世界發展為隆益投資有限公司(隆益)之主要股東之一，而隆益為本公司佔百分之五十一的附屬公司。根據協議條款，信德中旅船務投資及新世界第一控股同意互相合作及協調，透過該等公司的附屬公司及經營者(分別為信德中旅船務投資經營者及新世界第一控股經營者)，提供往來香港與澳門之間之渡輪服務。

其中，協議之條文規定：

(i) 信德中旅船務投資經營者將自行，以及(如新世界第一控股經營者要求)根據船隻委託安排代表新世界第一控股經營者，經營來往港澳碼頭與澳門之間之香港渡輪服務；而新世界第一控股經營者則將自行，以及(如信德中旅船務投資經營者要求)根據船隻委託安排代表信德中旅船務投資經營者，經營來往中港客運碼頭與澳門之間之九龍渡輪服務。若採取上述之船隻委託安排，作出要求的經營者便須支付委託費，包括每張船票30港元之船票處理費；

(ii) 信德中旅船務投資經營者會作出安排，向新世界第一控股經營者轉介欲使用九龍渡輪服務之乘客；而新世界第一控股經營者亦會作出安排，向信德中旅船務投資經營者轉介欲使用香港渡輪服務之乘客。每轉介一名乘客，該轉介經營者可收取10港元；及

(iii) 如有需要，若互相達成滿意之條款，信德中旅船務投資便會向新世界第一控股轉讓船隻。

作為訂立協議之代價，新世界第一控股於協議期間(即由二零零三年三月八日起計五年內)每年向信德中旅船務投資支付30,000,000港元。協議提早於二零零七年九月三十日終止。於二零零七年一月一日至二零零七年九月三十日期間，本集團按比例收取的年費為22,500,000港元。本集團並無收取或支付委託費或轉介費。

3. 於二零零七年九月十九日，信德中旅船務投資之全資附屬公司信德中旅船務管理有限公司(信德中旅船務管理)與新世界發展之附屬公司新創建集團有限公司擁有百分之五十權益之新世界第一渡輪服務(澳門)有限公司(新世界第一渡輪)訂立協議。根據協議，香港渡輪服務及九龍渡輪服務將以後分別由信德中旅船務管理及新世界第一渡輪管理及經營。

其中，協議之條文規定：

(i) 信德中旅船務管理將根據折算公式計算就香港渡輪服務向新世界第一渡輪提供折扣座位數，折算公式以較高者信德中旅船務管理於市場提供每張單程票之最低票價(包括提供予代理及經紀之票價)，或該船票之票面價折扣百分之二十(經扣除稅項及收費)。惟每年度之折扣座位票值不得超逾30,000,000港元；

(ii) 信德中旅船務管理與新世界第一渡輪同意按彼等不時協定之佣金交互銷售各自經營之渡輪服務船票，惟就新世界第一渡輪而言，新世界第一渡輪將於已付信德中旅船務管理之折扣票值達每年度30,000,000港元後方開始交互銷售香港渡輪服務之船票；及

(iii) 信德中旅船務管理及新世界第一渡輪可能按彼此不時協定之船隻租用費及其他條款互相租用船隻以經營額外的香港渡輪服務及九龍渡輪服務航班。

協議期限自二零零七年十月一日起生效，但其後延遲至二零零七年十一月一日，初步為期一年，其後按兩個連續之一年期自動續期，惟其中一方向另一方發出通知終止協議則另作別論。

於二零零七年十一月一日至二零零七年十二月三十一日期間，新世界第一渡輪支付信德中旅船務管理折扣座位費2,100,000港元。信德中旅船務管理向新世界第一渡輪支付船隻租用費100,000港元。本集團並無收取或支付船票銷售佣金。

4. 根據信德中旅船務投資與香港中國旅行社有限公司(香港中旅)於一九九九年六月三日訂立之代理協議，香港中旅被信德中旅船務投資委任為非獨家總銷售代理，以銷售信德中旅船務投資經營之渡輪服務之船票。香港中旅為中旅國際投資之附屬公司，而中旅國際投資為信德中旅船務投資之主要股東之一。香港中旅自行承擔費用以宣傳及推廣信德中旅船務投資經營之渡輪服務。

   作為香港中旅提供銷售代理及業務發展服務之代價，信德中旅船務投資根據市價按月支付佣金，以信德中旅船務投資所有航線收取之總售票收入淨額(減去信德中旅船務投資同意就船票作出之任何折扣及優惠，以及就此向任何政府或渡輪碼頭經營者支付之任何税項、費用或徵費)之百分之二計算。

   於二零零七年十一月十二日，信德中旅船務投資與香港中旅訂立新的代理協議以終止上述協議，並委任香港中旅為銷售船票之非獨家總銷售代理。協議初步自二零零七年十一月十二日起生效，至二零零九年十二月三十一日止，訂約各方其後可續約三年，惟其中一方向另一方發出通知終止協議則另作別論。

   年內，信德中旅船務投資支付予香港中旅之佣金為38,100,000港元。

5. 於年內，本集團與信德中旅船務投資之交易如下：

   (i) 於二零零四年十月一日，本公司之全資附屬公司榮森有限公司(榮森)與信德中旅船務投資訂立一項總銷售代理協議，榮森獲委任為非獨家總銷售代理，以銷售信德中旅船務投資經營之渡輪服務之船票。榮森自行承擔費用以宣傳及推廣信德中旅船務投資經營之渡輪服務。

   作為榮森提供銷售代理及業務發展服務之代價，信德中旅船務投資根據市價按月支付佣金，以信德中旅船務投資所有航線收取之總售票收入淨額(減去信德中旅船務投資同意就船票作出之任何折扣及優惠，以及就此向任何政府或渡輪碼頭經營者支付之任何税項、費用或徵費)之百分之二計算。

   代理協議於二零零七年九月三十日屆滿。由於代理協議屆滿，信德中旅船務投資與榮森於二零零七年十一月十二日訂立新代理協議。協議初步自二零零七年十月一日起生效，至二零零九年十二月三十一日止，訂約各方其後可續約三年，惟其中一方向另一方發出通知終止協議則另作別論。

   年內，信德中旅船務投資支付予榮森之佣金為38,100,000港元。

   (ii) 於二零零四年十月十五日，本公司之全資附屬公司冠茂發展有限公司(冠茂)與信德中旅船務投資訂立軟件協議。根據協議，冠茂向信德中旅船務投資經營之渡輪服務提供銷售船票之網上訂票系統軟件及相關服務。信德中旅船務投資支付冠茂每張透過網上售票系統售出之船票1美元之軟件費用(惟本集團成員公司於網上進行之交易或源自澳門及香港之交易除外)。

   軟件協議已於二零零七年九月三十日屆滿。由於軟件協議屆滿，信德中旅船務投資與冠茂於二零零七年十一月十二日訂立新軟件協議。協議初步自二零零七年十月一日起生效，至二零零九年十二月三十一日止，訂約各方其後可續約三年，惟其中一方向另一方發出通知終止協議則另作別論。

   年內，信德中旅船務投資支付予冠茂之軟件費用為2,200,000港元。

6. 於一九八七年一月，負責管理信德中心（位於上環的商業大廈兼商場）之本公司全資附屬公司信德置業管理有限公司（信德置業）與新世界發展之非全資附屬公司僑樂服務管理有限公司（僑樂）訂立一份協議，委聘僑樂為顧問無限期就信德中心的管理提供意見及協助。於二零零七年十一月十二日，信德置業與僑樂訂立新顧問協議以終止上述協議，及委聘僑樂為顧問，自二零零七年十一月十二日起生效，至二零零九年十二月三十一日止，訂約其後可續約至二零一一年三月三日止。信德置業按月支付顧問費用，以信德置業所收取之信德中心管理人薪酬百分之五十計算。年內，信德置業支付予僑樂之顧問費用為5,100,000港元。

於二零零七年十一月十四日，本公司與信德中心有限公司（信德中心公司）訂立總租賃協議。根據協議，本集團將繼續向信德中心公司租用信德中心內的物業（包括租賃港澳碼頭）。信德中心公司由何鴻燊博士、澳門娛樂及新世界發展實益擁有。新租約的固定期限不多於三年。租金乃參照市值租金釐定。年內，本集團支付予信德中心公司之租金及及有關費用總額為7,800,000港元。總租賃協議由二零零七年十一月十四日起生效，至二零零九年十二月三十一日止，其後可每三年續期一次，直至任何一方以書面終止為止。

獨立非執行董事確認上文第1項至第6項的持續關連交易：

(a) 屬本集團的日常業務；

(b) 按照一般商務條款進行，或如可供比較的交易不足以判斷該等交易的條款是否一般商務條款，則按照對本集團而言不遜於獨立第三方可取得或提供（視屬何情況而定）的條款進行；及

(c) 根據有關交易的協議條款進行，而交易條款公平合理，並且符合本公司股東的整體利益。

本公司的核數師確認上文第1項至第6項的持續關連交易：

(a) 經由董事會批准；

(b) 若交易涉及由本集團提供貨品或服務，則按照本集團的定價政策而進行；

(c) 乃根據有關交易的協議條款進行；及

(d) 並無超逾先前公告披露的上限。

7. 於二零零四年十一月十一日，本公司之全資附屬公司信德南灣投資有限公司（信德南灣）與Sai Wu Investimento Limitada (Sai Wu)訂立有條件買賣協議，以收購澳門南灣澳門塔毗鄰物業地盤的土地發展權之權益。Sai Wu的股權分配，由何鴻燊博士實益佔百分之六十，其他獨立第三者佔百分之四十。信德南灣支付予Sai Wu一筆可退還之按金500,000,000港元，以進一步順延收購事項之完成日期而沒有更改代價或收購之其他條款。於二零零七年六月二十日，收購事項之完成日期進一步由二零零七年六月三十日順延至二零零八年六月三十日或之前。

8. 氹仔新城市發展有限公司（氹仔新城市）的股權分配，由本公司實益佔百分之二十五、澳門娛樂實益佔百分之二十五，合和實業有限公司（合和實業）實益佔百分之五十。氹仔新城市在澳門從事物業發展及投資，其主要資產為位於澳門氹仔北部之物業發展。該發展項目共有兩大部份，分別為濠庭都會及濠景花園，分別由濠庭都會物業管理有限公司（濠庭都會物業管理）及濠景花園物業管理有限公司（濠景花園物業管理）管理。濠庭都會物業管理及濠景花園物業管理的股權分配，由本公司實益佔百分之五十，合和實業實益佔百分之五十。

於二零零七年六月二十五日，本公司之全資附屬公司Ace Wonder Limited(Ace Wonder)與合和實業之全資附屬公司Hopewell Properties (BVI) Limited訂立有條件買賣協議，由Ace Wonder收購(合和實業收購事項)Nomusa Limited之全數已發行股本，其主要資產包括氹仔新城市之百分之五十股權(及應收氹仔新城市款項)，濠庭都會物業管理之百分之五十已發行股本及濠景花園物業管理之百分之五十已發行股本，現金代價為4,580,000,000港元。Ace Wonder提名信德物業管理(澳門)投資有限公司持有濠庭都會物業管理及濠景花園物業管理之百分之五十股份。

由於澳門娛樂擁有氹仔新城市百分之二十五股權，根據上市規則，合和實業收購事項構成本公司一項關連交易。

於二零零七年六月二十六日，Ace Wonder與澳門娛樂之全資附屬公司Rapid Success Investments Limited (Rapid Success)訂立有條件買賣協議，由Ace Wonder收購(澳門娛樂收購事項)Fast Shift Investments Limited (Fast Shift)之全數已發行股本，其主要資產包括氹仔新城市之百分之二十五股權(及應收氹仔新城市款項)及Fast Shift欠負Rapid Success之貸款，現金代價為2,290,000,000港元。

由於澳門娛樂乃本公司之關連人士，根據上市規則，澳門娛樂收購事項構成本公司一項關連交易。

合和實業收購事項及澳門娛樂收購事項分別於二零零七年十二月十八日及二零零七年十二月十二日完成，氹仔新城市、濠庭都會物業管理及濠景花園物業管理各自成為本公司之全資附屬公司。

9. 就澳門美高梅金殿酒店(美高梅酒店)於二零零七年十二月十八日之開幕儀式及聖誕節慶祝活動，本集團為美高梅金殿超濠股份有限公司(美高梅)提供旅遊代理服務及裝潢服務。美高梅由何超瓊女士擁有百分之五十權益，何超瓊女士乃本公司之主要股東兼董事。於二零零七年十二月，本集團與美高梅之特別及一次性交易如下：

   (i) 本公司之全資附屬公司信德旅遊有限公司(信德旅遊)為美高梅提供旅遊代理服務，以安排出席美高梅酒店開幕儀式之人士之住宿及交通。信德旅遊收取美高梅之總收益約為4,000,000港元。

   (ii) 本公司之全資附屬公司Living Matters Company Limited(LMC)為美高梅之美高梅酒店開幕及聖誕節慶祝活動提供室內設計及裝潢服務。LMC收取美高梅之總收益約為3,200,000港元。

10. 本集團曾向與其他關連人士共同持股的公司提供財務資助，而此等財務資助於二零零七年十二月三十一日尚未償還：

(i) 信德文化廣場有限公司由本集團佔百分之六十，一家由何鴻燊博士擁有實益權益的公司佔百分之四十。所有股東已按各自之持股比例，免息貸款共261,900,000港元。

(ii) Onluck Finance Limited由本集團佔百分之六十四點五六，本公司若干附屬公司的主要股東新鴻基地產發展有限公司佔百分之三十五點四四。所有股東已按各自之持股比例，免息貸款共5,000,000港元。

(iii) 信德娛樂服務股份有限公司由本集團佔百分之八十，澳門娛樂佔百分之二十。所有股東已按各自之持股比例，免息貸款共500,800,000港元。

根據香港聯合交易所有限公司證券上市規則(上市規則)第十四A章，上述交易構成本公司之關連交易，並需要在本公司之年報內披露。

除上述所披露者外，本年內不構成關連交易之重大關連人士交易之詳細資料概列於財務報表附註第三十七項。

除上述交易外，本公司及其附屬公司於本年內或年底時並無簽訂本公司董事直接或間接擁有重大權益之其他重大合約。

董事於競爭業務中之權益

年內，下列董事被視為在下列業務擁有權益，而該等業務直接或間接與本集團的業務構成或可能構成競爭：

何鴻燊博士擁有新濠國際發展有限公司、信德中心公司及澳門娛樂之實益權益，該等公司亦參與物業投資、物業發展及／或酒店消閒業。何鴻燊博士為信德中心公司及澳門娛樂之董事。莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事。蘇樹輝博士為澳博之董事，該公司亦參與酒店消閒業。

拿督鄭裕彤博士為新世界發展集團、周大福企業有限公司、萬邦投資有限公司、利福國際集團有限公司之董事及澳門娛樂一企業董事之委任代表，該等公司亦參與物業投資、物業發展、物業管理、運輸服務及／或酒店消閒業。

何超瓊女士、何超鳳女士、何超蕸女士及岑康權先生為信德中心公司之董事，該公司亦參與物業投資。

何超瓊女士為美高梅金殿超濠(香港)有限公司之董事及擁有其實益權益，該公司亦參與酒店消閒業。何超鳳女士為該公司之董事。

何超瓊女士為澳門航空股份有限公司之董事，該公司亦參與澳門運輸服務業務。

上述競爭業務均由個別公司之獨立管理及行政人員負責管理。本公司董事會認為本集團有能力與此等公司各自獨立地按公平基準營運。有關董事於決策時已經並將會繼續履行其作為本公司董事之職責，並按本集團之最佳利益行事。

權益之披露

於二零零七年十二月三十一日，本公司董事於本公司及其聯繫法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中，擁有記載於本公司按證券及期貨條例第352條須置存之登記冊內的權益或淡倉，或根據上市規則附錄十所載之上市發行人董事進行證券交易的標準守則(標準守則)須知會本公司及香港聯合交易所有限公司的權益或淡倉如下：

a) 董事於本公司的股份及相關股份之權益

董事姓名	權益性質	每股面值0.25港元普通股 個人權益	附註	公司權益	附註	概約佔已發行股份總數之百分比 附註(i)
何鴻燊	於已發行股份之權益	250,936,160		39,021,590	(iii)	12.45%
	於未發行股份之權益	–		148,883,374	(iv)	6.39%
	於相關股份之權益	1,587 300	(ii)	–		0.07%
羅保		–		–		–
何厚鏘		–		–		–
何柱國		–		–		–
葉維義		–		–		–
鄭裕彤		–		–		–
莫何婉穎	於已發行股份之權益	332,627		–		0.01%
何超瓊	於已發行股份之權益	15,152,821		191,931,661	(v)	8.89%
	於未發行股份之權益	–		148,883,374	(iv)	6.39%
	於相關股份之權益	30,592,523	(ii)	–		1.31%
何超鳳	於已發行股份之權益	20,367,028		97,820,707	(vi)	5.08%
	於未發行股份之權益	–		148,883,374	(iv)	6.39%
	於相關股份之權益	25,592,523	(ii)	–		1.10%
蘇樹輝	於已發行股份之權益	8,906,250		87,452	(vii)	0.39%
	於相關股份之權益	20,157,740	(ii)	–		0.87%
禤永明	於已發行股份之權益	62,500		5,994,849	(viii)	0.26%
	於相關股份之權益	10,078,870	(ii)	–		0.43%
陳偉能	於已發行股份之權益	12,110,120		–		0.52%
何超蕸	於已發行股份之權益	1,630,435		23,066,918	(ix)	1.06%
	於相關股份之權益	20,157,740	(ii)	–		0.87%
岑康權	於相關股份之權益	5,000,000	(ii)	–		0.21%

附註：

(i) 二零零七年十二月三十一日，本公司已發行股份總數為2,328,309,734股。

(ii) 代表獲授本公司購股權之相關股份之權益。詳情載於(d)段「購股權」。

(iii) 何鴻燊博士的39,021,590股股份代表Sharikat Investments Limited(SIL)持有之11,446,536股股份、Dareset Limited(DL)持有之24,838,987股股份及Lanceford Company Limited(LCL)持有之2,736,067股股份。SIL、DL及LCL為何鴻燊博士全資擁有。

(iv) 何鴻燊博士、何超瓊女士及何超鳳女士的148,883,374股未發行股份為同一批股份，代表本公司二零零四年十二月十七日之通函所述之收購完成後配發予Alpha Davis Investments Limited (ADIL)之股份。ADIL由Innowell Investments Limited(IIL)佔百分之四十七，Megaprosper Investments Limited(MIL)佔百分之五十三。IIL為何鴻燊博士全資擁有。MIL由何超瓊女士佔百分之五十一，何超鳳女士佔百分之三十九。

(v) 何超瓊女士的191,931,661股股份代表Beeston Profits Limited(BPL)持有之97,820,707股股份及Classic Time Developments Limited(CTDL)持有之94,110,954股股份。BPL及CTDL為何超瓊女士全資擁有。

(vi) 何超鳳女士的97,820,707股股份為何超鳳女士全資擁有之St. Lukes Investments Limited所持有。

(vii) 蘇樹輝博士的87,452股股份為蘇樹輝博士全資擁有之Super Gold Holdings Limited所持有。

(viii) 禤永明先生的5,994,849股股份為禤永明先生全資擁有之Enhance Gain Investments Limited所持有。

(ix) 何超蕸女士的23,066,918股股份為何超蕸女士全資擁有之LionKing Offshore Limited所持有。

b) 董事於本公司之附屬公司的股份及相關股份之權益

董事姓名	附屬公司名稱	公司權益	權益百分比
何鴻燊	信德文化廣場有限公司	普通股4股	40%

c) 董事於本公司之其他聯繫法團的股份及相關股份之權益

董事姓名	聯繫法團名稱	公司權益	權益百分比
何超瓊	澳門信德國旅汽車客運股份有限公司	750股	15%

以上(a)段至(c)段所披露之權益皆代表本公司或其聯繫法團的好倉股份或相關股份。

除以上所披露者外，於二零零七年十二月三十一日，本公司並無董事或任何彼等之聯繫人士擁有或被視為擁有於本公司或其聯繫法團的任何股份、相關股份或債券中，按證券及期貨條例第352條須記載，或根據標準守則須知會本公司及香港聯合交易所有限公司的任何權益或淡倉。

d) 購股權

於二零零七年十二月三十一日，根據本公司的一九九三年及二零零二年購股權計劃(如下詳述)，授予董事及僱員之購股權詳情如下：

承授人	授出日期	行使期	每股股份之行使價	購股權數目 二零零七年一月一日	二零零七年十二月三十一日
董事					
何鴻燊	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	1,587,300	1,587,300
何超瓊	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	10,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
何超鳳	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	5,434,783	5,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
蘇樹輝	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
禤永明	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	10,078,870	10,078,870
陳偉能	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	5,078,870	–
何超蓮	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
岑康權	二零零四年九月二十二日	二零零四年九月二十二日至二零一四年九月二十一日	4.20港元	5,000,000	5,000,000
僱員	二零零四年七月八日	二零零四年七月八日至二零零九年七月七日	3.95港元	918,800	300,000

附註：

(i) 本公司於一九九三年五月十八日採納之購股權計劃(一九九三年購股權計劃)已於二零零二年五月三十一日終止，在此計劃下再無購股權可以授出，惟已授出而未行使的購股權仍然有效並可以按其條款行使。於二零零二年五月三十一日，本公司採納新購股權計劃(二零零二年購股權計劃)。

(ii) 截至二零零七年十二月三十一日止年度內，在二零零二年購股權計劃下授予陳偉能先生的5,078,870股購股權被行使。緊接購股權行使日期前，本公司股份的加權平均收市價為12.96港元。

(iii) 截至二零零七年十二月三十一日止年度內，在二零零二年購股權計劃下授予僱員的618,800股購股權被行使。緊接購股權行使日期前，本公司股份的加權平均收市價為11.59港元。

(iv) 於年初及年末未行使授予董事的購股權可從授出日期起十年內行使，購股權於發行日歸屬。

(v) 於年初及年末未行使授予僱員的購股權可從授出日期起五年內行使，購股權於發行日歸屬。

(vi) 截至二零零七年十二月三十一日止年度內，在二零零二年購股權計劃下授出150,000股購股權予僱員及可行使如下：

授出日期	行使期	每股股份之行使價	購股權數目
二零零七年一月十八日	二零零七年六月三十日至二零一二年六月二十九日	11.84港元	75,000
二零零七年一月十八日	二零零七年十二月三十一日至二零一二年十二月三十日	11.84港元	75,000
			150,000

購股權的歸屬期由授出日期起至行使期前三個月止。緊接購股權授出日期前，本公司股份的收市價為11.80港元。以上之購股權隨後於二零零七年十月註銷。

利用柏力克－舒爾斯期權定價模式計算，此等購股權於授出日期之公平價值為694,000港元。模式之輸入值如下：

於授出日期本公司股份的收市價	11.78 港元
行使價	11.84 港元
無風險利率	年利率 3.94%
預期有效期	5 年
預期波幅	年利率 43.02%
預期股息率	年利率1.05%

預期波幅乃根據本公司過往一年截至授出日期本公司股份價格之歷史波幅釐定。預期股息以歷史股息為基準。使用柏力克－舒爾斯期權定價模式時須輸入主觀假設。模式之輸入值變動可能對公平價值估計造成重大影響。

(vii) 截至二零零七年十二月三十一日止年度內，並無購股權逾期失效。

(viii) 除以上所披露者外，於二零零七年十二月三十一日，董事或其配偶或十八歲以下子女概無根據購股權計劃獲授或行使任何權利以認購本公司及其聯繫法團的股本或債務證券。

(ix) 根據上市規則披露有關購股權計劃摘要如下：

	二零零二年購股權計劃	一九九三年購股權計劃
1) 購股權計劃的目的	招攬及保留最優秀的僱員，並提供額外獎勵給參與者以促進本集團之長期財務的成就	作為對僱員的獎勵
2) 購股權計劃的參與者	(a) 本公司或任何關聯公司之任何僱員或任何與業務有關之顧問、經銷商或代表； (b) 任何向本公司或關聯公司提供貨物或服務之人士； (c) 本公司或任何關聯公司之客戶；或 (d) 本公司或任何關聯公司業務上或合營投資之伙伴	合資格的僱員包括執行董事
3) 購股權計劃中可予發行的股份數目及其於二零零七年十二月三十一日佔已發行股本百分率	194,243,391股(8.34%)	不適用
4) 購股權計劃中每名參與者可獲授權益上限	於任何十二個月內： (a) 已發行股本百分之一(主要股東及獨立非執行董事除外) (b) 已發行股本百分之零點一及總額不超過5,000,000港元(對主要股東及獨立非執行董事)	購股權計劃中所涉及的股份總數的百分之二十五

	二零零二年購股權計劃	一九九三年購股權計劃
5) 可根據購股權認購股份的期限	董事會按其酌情權釐定。惟行使期由購股權授出日起計不得超過十年	此期間乃本公司按其酌情權釐定。惟行使期由購股權授出日起計不得超過十年
6) 購股權行使之前必須持有的最短期限	不適用	不適用
7) 申請或接納購股權須付金額及付款或通知付款的期限或償還申請購股權貸款的期限	接納購股權時承授人由給予購股權日起計二十八天內應通知本公司並付1港元為代價	接納購股權時承授人由給予購股權日起計二十一天內應通知本公司並付1港元為代價
8) 行使價的釐定基準	行使價由董事釐定，但不少於下列的較高價： (a) 給予購股權日之收市價； (b) 給予購股權日前五個交易日現有股份之平均收市價；及 (c) 股份面值	行使價由董事釐定，但不少於下列的較高價： (a) 給予購股權日前五個交易日之本公司股份在香港聯合交易所有限公司的平均收市價的百分之八十；及 (b) 股份面值
9) 購股權計劃尚餘的有效期	計劃將繼續生效直至二零一二年五月三十一日	計劃於二零零二年五月三十一日終止

e) 主要股東及其他人士

根據證券及期貨條例第336條之規定而備存的股份權益或淡倉登記冊的記錄，於二零零七年十二月三十一日，除各董事持有上述權益外，下列股東擁有本公司已發行股本百分之五或以上權益：

股東名稱	附註	權益性質	身分	每股面值 0.25港元普通股	概約權益 百分比
信德船務有限公司(信德船務)及其附屬公司	(ii)	於已發行股份之權益	實益擁有人	308,057,215	13.23%
澳門旅遊娛樂股份有限公司(澳門娛樂)及其附屬公司	(iii)	於已發行股份之權益	實益擁有人	263,667,107	11.32%
Alpha Davis Investments Limited(ADIL)	(iv)	於未發行股份之權益	實益擁有人	148,883,374	6.39%
Innowell Investments Limited(IIL)	(iv)	於未發行股份之權益	受控法團權益	148,883,374	6.39%
Megaprosper Investments Limited(MIL)	(iv)	於未發行股份之權益	受控法團權益	148,883,374	6.39%
Julius Baer Investment Management LLC		於已發行股份之權益	投資經理	199,071,575	8.55%
State Street Corporation		於已發行股份之權益	投資經理	131,095,263	5.63%

附註：

(i) 於二零零七年十二月三十一日，本公司已發行股份總數為2,328,309,734股。

(ii) 何鴻燊博士、岑智鄭裕彤博士、何超瓊女士及何超鳳女士為信德船務之董事及擁有該公司之實益權益。莫何婉穎女士擁有信德船務之實益權益。

(iii) 何鴻燊博士、岑智鄭裕彤博士、莫何婉穎女士、何超瓊女士及岑康權先生擁有澳門娛樂之實益權益。何鴻燊博士、岑智鄭裕彤博士(一企業董事之委任代表)、莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事。

(iv) ADIL擁有本公司148,883,374股未發行股份之權益，該等股份將於本公司二零零四年十二月十七日之通函所述之收購完成後發行。ADIL由IIL佔百分之四十七，MIL佔百分之五十三。IIL由何鴻燊博士全資擁有。MIL由何超瓊女士佔百分之五十一，何超鳳女士佔百分之三十九，何超蕸女士佔百分之十。因此，如上述所披露，IIL及MIL於本公司之權益與ADIL於本公司之權益重疊。何鴻燊博士為ADIL及IIL之董事，何超瓊女士及何超鳳女士為ADIL、IIL及MIL之董事。

(v) 以上所有披露之權益皆代表本公司的好倉股份。

(vi) 除以上所披露者外，於二零零七年十二月三十一日，並無其他人(本公司董事除外)擁有於本公司的股份或相關股份的任何權益或淡倉而須記錄在根據證券及期貨條例第336條之規定而備存的登記冊上。

為聯屬公司提供財務資助及作出擔保

於二零零七年十二月三十一日，本集團提供予其聯屬公司之財務資助，及為其聯屬公司融資所作出之擔保，合計總額超逾本集團於二零零七年六月三十日之資產總額百分之八。根據上市規則第13.22條之規定，現披露於二零零七年十二月三十一日，聯屬公司之備考合併資產負債表及本集團應佔權益如下：

	備考合併資產負債表 (港幣千元)	本集團應佔權益 (港幣千元)
非流動資產	1,605,206	778,607
流動資產	3,757,861	1,843,647
流動負債	(2,479,935)	(1,228,712)
非流動負債	(928,125)	(472,342)
資產淨值	1,955,007	921,200

聯屬公司之備考合併資產負債表是合併各聯屬公司於二零零七年十二月三十一日的資產負債表後，按資產負債表主要分類項目重組，並作出符合本集團主要會計政策的修改及如財務報表附註第三十五項所披露的公平價值調整而編製。

購買、出售或贖回上市證券

進行股份回購目的為提昇本公司的權益回報。截至二零零七年十二月三十一日止年度內， 本公司於香港聯合交易所有限公司以總額為84,562,000港元之代價回購7,902,000股本公司之普通股。回購之普通股已被註銷，因此本公司之已發行股本已按此等被註銷股份之面值減少，有關之詳情如下：

回購月份	回購之 普通股數目	每股價值 最高 (港元)	每股價值 最低 (港元)	代價總額 (港幣千元)
二零零七年三月份	1,538,000	11.06	10.88	16,898
二零零七年四月份	616,000	11.24	11.14	6,910
二零零七年五月份	5,748,000	10.90	10.30	60,754
	7,902,000			84,562

除以上所披露者及本公司之配售股份外，截至二零零七年十二月三十一日止年度內，本公司及其附屬公司並無購買、出售或贖回本公司之上市證券。

董事認購股份或債券之權利

除上述所載之購股權計劃、將發行予Alpha Davis Investments Limited的股份(如本公司二零零四年十二月十七日之通函所述方式於收購完成時發行，並如本公司二零零五年五月十一日、二零零五年十二月三十日、二零零六年六月三十日及二零零七年六月二十日之公告所述，收購完成日已順延至二零零八年六月三十日或之前)外，本公司或其附屬公司於年內並無參與任何安排，以使本公司董事或其配偶或十八歲以下子女因收購本公司或其他法人團體之股份或債券而獲益。

董事之服務合約

於即將舉行之股東週年常會上候選之董事，概無訂立本集團一年內不可在不予賠償(法定賠償除外)的情況下終止之服務合約。

管理合約

本公司在年內並無訂立或保留任何與本公司整體或其主要業務有關之管理及行政合約。

公眾持股量之充足性

根據本公司可從公開途徑取得之資料，並據董事所知，於本年報日期，本公司之已發行股本總額至少百分之二十五乃由公眾人士持有。

業績、資產及負債之概要

本集團於過去五個財政年度之業績、資產及負債之概要載列於第一百五十三頁至第一百五十四頁。

核數師

本年度之財務報表經屈洪疇會計師事務所有限公司審核。即將舉行之股東週年常會中將動議再行聘任屈洪疇會計師事務所有限公司為本公司之核數師。

承董事會命

何鴻燊
集團行政主席
二零零八年四月八日

本公司董事會(「董事會」)致力遵循優質企業管治標準及程序之原則。此報告旨在說明本公司於企業管治常規守則(「守則」)內各項原則及條文方面之遵守情況。

有關企業管治政策及遵守守則條文之董事聲明

香港聯合交易所有限公司證券上市規則(「上市規則」)要求所有上市公司須就本身對守則內各項原則應用方面作出報告,並予以確認遵守守則條文,或就未有遵守守則條文之情況下給予解釋。本公司致力維持高水平之企業管治。鑑於企業管治要求的不斷改變,董事會定時檢討本公司管治常規以確保符合股東的期望及日趨嚴謹的法規要求。董事認為,本公司於截至二零零七年十二月三十一日止年度期間,已應用所有原則並遵守守則內的有關條文。

董事會之組成及常規

優質管治之主要原則乃要求公司具有一個高成效之董事會,為公司之成功群策群力。董事會同時負責制訂本公司之價值和方針,以提升股東價值為目標。非執行董事專責監管本公司發展,同時監察管理層表現,並就業務重要問題上提出意見。董事會認為本身已符合上述要求。

上市規則要求每家上市發行人在董事會內執行與非執行董事之比例上有所平衡,以防出現有個別人士或小組操控董事會決策。於二零零七年十二月三十一日,董事會共有十四位成員,包括一位集團行政主席(「主席」)、一位董事總經理、一位副董事總經理、五位執行董事,以及六位非執行董事,當中四位為獨立非執行董事。年內董事會之組成變動已載於本年報「董事會報告書」內。董事會在執行與非執行董事數目方面有良好平衡,並擁有多元化的專業知識令股東利益進一步得以提升。獨立非執行董事擁有豐富經驗及個人專長,以維護本公司全體股東之利益,同時令關鍵性及影響本公司成功發展之重要議題,充分得到董事會獨立及客觀之考慮。董事會各成員之個人簡歷及各成員之間的關係已載於本年報「管理層簡介」內。

根據上市規則,本公司已收到各獨立非執行董事提交有關其獨立性之確認書。每位獨立非執行董事均於二零零七年十二月三十一日再次向本公司確認其獨立性,而本公司亦對此感到滿意。

根據本公司之組織章程,本公司全體董事(包括非執行董事,其指定任期為三年),至少每三年輪值告退一次。新委任之董事須於其委任後首次舉行之股東週年常會上重選。須於即將舉行之股東週年常會上告退及重選之董事已載於本年報「董事會報告書」內。

為確保董事會能有效運作及履行其職責,董事會成員均能掌握全面及及時取得有關資訊,並在董事會會議各項議題上獲得簡報。擬定議程之工作由公司秘書負責,每位董事亦可要求在議程內加入商討事項。相關分析及背境等資料均會在會議召開前不少於三天送交全體董事,確保董事具備充分資料

在董事會會議上作出決定。董事會成員均可聯絡公司秘書，而公司秘書負責通知各董事企業管治方面事宜及監管方面之變化，以確保董事會各項程序皆符合守則及其他法定要求。董事會在履行職責方面已獲足夠資源，及如有需要時，個別董事可就特別議題外聘顧問以取得專業意見，有關支出會由本公司承擔。若任何董事在董事會將予考慮的事項中存有利益衝突，該事項會在董事會會議上處理。按本公司慣例，涉及對董事會議案有重大利益之董事均會放棄投票權，且不會計入該董事會會議出席的法定人數內。

一個開放的會議氣氛可鼓勵董事在會上提出不同意見，任何重大決定皆經過董事會全面詳細討論。董事會會議及委員會會議之內容均有詳細紀錄，在會議紀錄獲正式通過前，初稿會先傳閱各董事及委員會成員給予意見。董事會會議及委員會會議之紀錄均由公司秘書保管，並供各董事隨時查閱。每位新委任董事在履行其職責時，均會在業務運作及本公司常規等主要部份獲簡報。新任董事於就任時將獲提供詳盡資料，列明在上市規則、相關法例及香港有關監管要求下董事之職責和責任。本公司同時鼓勵其董事參加專業進修課程，務求董事能持續提升有關技能。

主席與董事總經理之職務彼此區分並清晰界定。主席主要負責領導董事會，而董事總經理則須負責本公司整體之表現，彼此在各自責任上保持清楚之劃分。

由何鴻燊博士領導之董事會，負責監察本公司的策略發展，同時在追求本公司策略目標上制訂適當的風險管理政策，以及詳細檢討營運及財務方面之表現。

管理層獲董事會授權負責管理本公司日常營運。董事總經理及副董事總經理，聯同其他執行董事及執行管理專責小組，負責(i)管理本公司各項業務；(ii)制訂政策供董事會考慮；(iii)落實執行董事會採納之策略；(iv)就策略計劃、營運計劃、重大項目及業務方案等提出建議；及(v)就本公司營運向董事會負全責。董事定時與本公司、其附屬公司及聯營公司之管理高層進行會議，共同商討營運情況，以及檢討財務表現。

年內董事會共舉行六次全體會議，會議次數會因應情況需要而增加。所有董事均全力及積極參與董事會事務。董事於董事會及委員會各會議之出席率如下：

董事	董事會會議	審核委員會會議	薪酬委員會會議
	(截至二零零七年十二月三十一日止年度內有權出席次數／會議次數)		
集團行政主席			
何鴻燊	3/6		
非執行董事			
鄭裕彤	2/6		
莫何婉穎	5/6	2/2	
獨立非執行董事			
羅保	6/6	1/2	1/1
關超然 *(於二零零七年一月一日辭任)*			
何厚鏘	6/6	2/2	1/1
何柱國	2/6		0/1
葉維義 *(於二零零七年一月一日委任)*	6/6	2/2	1/1
董事總經理			
何超瓊	5/6		1/1
副董事總經理			
何超鳳	6/6		1/1
執行董事			
蘇樹輝	0/6		
梛永明	3/6		
陳偉能	3/6		
何超蕸	6/6		
岑康權	6/6		

證券交易標準守則

本公司已採納上市規則附錄十所載之上市發行人董事進行證券交易的標準守則(「標準守則」)作為其董事證券交易的操守守則。經本公司向各董事之個別查詢，全體董事皆已確認於截至二零零七年十二月三十一日止年度內完全遵守有關標準守則。

董事委員會

董事會已成立了多個董事委員會以協助履行其責任。各薪酬委員會、提名委員會及審核委員會均有明確之職權範圍不會較守則所載者寬鬆。所有委員會均獲提供充足資源履行其職務。

薪酬委員會

薪酬委員會主要職責為就各執行董事及管理高層之表現、聘用、薪酬及獎勵方面向董事會提出建議，並在諮詢主席及董事總經理後制訂整體薪酬政策，以及批核高層人員之薪酬。董事薪酬，包括基本薪金及表現花紅，乃根據個別董事之職能、知識及對本公司事務之參與程度，同時參照本公司業績表現、盈利情況、同業薪酬水平及目前市場環境而釐定。所有董事均不會參與任何有關其個人薪酬方面之制定。

於二零零七年十二月三十一日，薪酬委員會成員包括：羅保爵士、何柱國先生、葉維義先生(於二零零七年一月一日委任)及何厚鏘先生(獨立非執行董事)、何超瓊女士(董事總經理)及何超鳳女士(副董事總經理)，薪酬委員會主席由何超瓊女士擔任。關超然先生(獨立非執行董事)於二零零七年一月一日辭任薪酬委員會成員。委員會會議每年最少舉行一次，次數會按需要而增加。

董事於本公司股份之權益及好、淡倉，及董事在合約中之權益，均已列於本年報「董事會報告書」內。董事酬金已列於本年報「財務報表附註」內。

提名委員會

提名委員會於二零零七年十二月十二日成立，負責制定提名政策，及就董事之提名及委任與董事接任之安排上向董事會提出建議。提名委員會亦會建立物色人選之程序，以不同的衡量標準予以考慮，其包括合適的專業知識及業務經驗，並符合上市規則第3.08及3.09條所載的標準。提名委員會亦不時檢討董事會之架構、規模及組合，以確保董事會具備均衡之技能與專業知識，有效地領導本公司，以及根據上市規則第3.13條所列出之獨立性準則評核獨立非執行董事的獨立性。提名委員會六位成員包括：何超瓊女士(董事總經理)、何超鳳女士(副董事總經理)及四位獨立非執行董事(羅保爵士、何厚鏘先生、何柱國先生和葉維義先生)。提名委員會之主席由何超瓊女士擔任。提名委員會因應其工作需要而召開會議。於二零零七年，提名委員會並無就提名新董事事宜而召開會議。

執行委員會

為確保董事會能更有效運作，董事會成立執行委員會，負責就本公司的策略性目標、方針、優先性提供建議，並考慮及批准本公司日常營運的相關事項。執行委員會共有五位成員，包括：何超瓊女士(董事總經理)、何超鳳女士(副董事總經理)及三位執行董事(禤永明先生、何超蕸女士及岑康權先生)，執行委員會主席由何超瓊女士擔任。在報告期間並無規定會議召開之最少次數。

審核委員會

審核委員會之主要職責包括審閱財務報表、檢討內部監控系統、風險管理及核數程序的有效性及客觀性。

於二零零七年十二月三十一日，審核委員會成員包括：羅保爵士、葉維義先生(於二零零七年一月一日委任)及何厚鏘先生(獨立非執行董事)，以及莫何婉穎女士(非執行董事)。於二零零七年一月一日，自關超然先生辭任獨立非執行董事後，關超然先生任職審核委員會主席一職已由何厚鏘先生接任。年內董事會曾檢討審核委員會之組成成員，認為其成員整體上具備充足和合適之財務經驗以履行其職能和責任。

審核委員會每年最少舉行兩次會議，並在本報告期間召開舉行有關會議。年內，審核委員會在中期及全年財務報表向董事會提呈之前先行審閱該等報表，特別是具判斷性之內容；並審閱內部審核計劃、結果及管理層之回覆，以及有關委任外聘核數師之事宜。委員會亦負責考慮及批准審核與非審核

服務之費用。截至二零零七年十二月三十一日止年度內，本公司及其附屬公司之法定審核費用約為港幣五百二十萬元，而其他服務費用則為港幣二百六十萬元。非法定審核服務主要包括中期審閱、關連交易審閱、稅務及其他服務。

問責及審核

董事會負責監督本公司財務報表之編制，同時亦關注就本公司財務狀況及前景方面作出平衡及清晰之評估。董事會認為本身已履行在這方面之職責。

董事於編制截至二零零七年十二月三十一日止年度之賬目時，已選定並貫徹應用適當之會計政策，配合審慎和合理之判斷和估計，在持續經營之基礎下編制賬目。本公司並按照上市規則規定在相關時間結束後及時公佈其中期及全年業績。

本公司核數師在財務報表的報告責任上之聲明，已載列於本年報「獨立核數師報告」內。

內部監控

董事會有責任確保一套完善及有效之內部監控系統，並能：(i)保障本公司股東權益；(ii)防止本公司及其附屬公司資產被濫用；(iii)確保會計紀錄得以妥善維護以提供可靠之財務資料；及(iv)確保相關法例與規則的遵守而制定的。內部監察系統目的是規限本公司風險以達至可接受程度，但非消除所有風險。因此，該系統只能提供合理但非絕對地保證財務資料將不含重大錯誤陳述，及不存在任何財務的損失或詐騙。

董事會為了提供有效的內部監控而採取的主要措施包括：(i)一個經清楚界定責任與權力界限之管理架構；(ii)一個能提供充份資訊流通的組織架構以便作出決策管理；(iii)恰當的預算及管理會計監控以確保有效地分配資源及提供最新的財務及營運表現指標以便管理商業活動；(iv)有效的財務報告監控以確保完整、準確並及時的會計紀錄及管理資訊；及(v)透過審核委員會的審閱以確保有適當的、有效地運作及執行的內部監控政策。

董事會繼續透過審核委員會，審閱本公司內部監控系統的成效，包括財務、營運、符規及風險管理監控。審閱程序包括(i)內部審計部評估內部監控；(ii)營運管理人員確保維持監控；及(iii)外聘核數師進行法定審核時發現之監控問題。

內部審計部在職能上隸屬於審核委員會並可在不受限制之情況下接觸任何本公司及其附屬公司的文件及人員。為了確保能有系統地涵蓋所有可審計的範圍及有效分配資源，內部審計部採用了風險評估法以編制一個四年的策略性審計計劃，此策略性審計計劃將會每年作出修訂以反映本公司架構的變動和新的業務發展，並提呈予審核委員會作考慮。此外亦就審核委員會及管理層確認需要關注的事情上作特別審閱。

內部審計部檢討內部監控的方法，是通過評估監控環境、對關鍵程序作出風險評估、評估關鍵監控的足夠性及抽樣檢查關鍵監控的運作。另外各主要營運程序的管理人員亦需參照Committee of Sponsoring Organisations of the Treadway Commission的指引以檢討其監控框架及確定其內部監控按照計劃運作。內部審計部會於每次審計後發出審計報告提出監控不足之處。

內部審計部每季度向審核委員會報告內部監控評估的結果及因應監控不足而實施之措施的跟進結果。另外，內部審計部主管每年出席審核委員會會議兩次，並匯報該年策略性審計計劃進展及簡報經已確認的主要監控不足之處。

就本年度而言，董事會認為本公司及其附屬公司的內部監控系統足夠且有效，本公司已遵守守則內有關內部監控之條文。

積極發展投資者關係

守則要求本公司與其股東之間保持溝通。董事會須整體負責落實充分的溝通渠道。中期報告與年報之印發乃本公司與其股東的最主要溝通渠道。本公司之股票登記處就一切股票登記事宜為股東提供服務。本公司之股東週年常會進一步為投資者提供機會與董事會直接交換意見。

本公司繼續透過參與機構股東和研究分析員的定期會議，積極促進投資者關係。本公司的投資者關係部與投資團體保持開放和雙向的溝通模式。為確保投資者明白本公司之策略、營運及管理，管理層亦積極參與投資者關係活動。本公司曾參與個別投資者會議、巡廻路演、投資論壇及由不同投資銀行舉辦的國際路演。

為了提升企業通訊，於股東常會提呈的各項議題，包括選舉個別董事，均以個別決議案方式提出。投票表決之程序細則，以及股東要求投票表決之權利在通函內列出並連同年報一併寄予各股東。通函內容同時包括建議決議案之有關詳情，包括每位重選候選人之個人履歷及此候選人是否具備獨立性。

本公司亦設有公司網站，可供股東、投資者及公眾人士取得本公司及時和最新的資訊。

展望

本公司將繼續及時檢討本身之企業管治常規，並採取必須及及時行動，以確保符合守則包括條文所要求之常規及標準。

致信德集團有限公司股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第六十八頁至第一百五十二頁信德集團有限公司的綜合財務報表，包括於二零零七年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合收益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港公司條例編製及真實而公平地列報本財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對本財務報表作出意見。我們按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定本財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，本綜合財務報表已根據香港財務報告準則真實而公平地反映　貴公司及　貴集團於二零零七年十二月三十一日的財務狀況及截至該日止年度　貴集團的溢利及現金流量，並已按照香港公司條例妥為編製。



屈洪疇會計師事務所有限公司
香港執業會計師
香港中環皇后大道中十八號新世界大廈一九零三室

崔志雄會計師
執業證書號碼P599
二零零八年四月八日

綜合收益表

截至十二月三十一日止年度	附註	2007 (港幣千元)	2006 (港幣千元)
營業額	四	3,318,137	2,508,804
其他收益	四	253,357	263,192
其他收入	五	15,958	34,395
		3,587,452	2,806,391
出售或消耗存貨成本		(1,097,510)	(670,283)
員工開支		(670,343)	(601,370)
折舊及攤銷		(140,551)	(136,758)
其他成本		(975,107)	(878,975)
投資物業公平價值之變動		121,283	62,065
經營溢利	六	825,224	581,070
於收購資產之公平價值淨額的權益			
超過收購附屬公司成本之數額	三十四(a)	291,177	22,689
融資成本	八	(61,145)	(47,866)
所佔聯營公司業績		283,298	400,513
所佔共同控制企業業績		22,533	(17,598)
除稅前溢利		1,361,087	938,808
稅項	九(a)	(99,279)	(56,831)
除稅後溢利		1,261,808	881,977
應佔：			
本公司股東		1,013,548	663,916
少數股東權益		248,260	218,061
		1,261,808	881,977
股息	十	316,298	278,534
每股盈利(港仙)	十一		
一基本		45.7	31.0
一攤薄後		43.9	29.7

綜合資產負債表

於十二月三十一日	附註	2007 (港幣千元)	2006 (港幣千元)
非流動資產			
物業、機器及設備	十二	1,252,893	972,843
投資物業	十三	3,311,364	2,988,264
租賃土地	十四	1,312,107	598,188
聯營公司	十六	237,214	210,770
共同控制企業	十七	975,236	962,186
無形資產	十八	366,685	4,328
可出售投資	十九	1,530,894	1,279,770
應收按揭貸款	二十	38,931	82,158
遞延税項資產	九(c)	9,526	16,237
其他非流動資產	二十一	573,159	803,649
		9,608,009	7,918,393
流動資產			
用作發展或發展中物業	二十二	10,775,322	1,071,824
存貨	二十三	784,231	224,346
貿易及其他應收賬款及已付按金	二十四	1,528,798	870,417
可出售投資	十九	20,882	25,260
衍生財務工具	二十五	32,608	–
可收回税項		926	2,779
銀行存款、現金及銀行結餘	二十六	3,564,534	3,427,514
		16,707,301	5,622,140
流動負債			
銀行借貸	二十七	3,216,982	91,742
貿易及其他應付賬款	二十八	1,065,379	634,005
已收取售樓訂金		668,863	–
衍生財務工具	二十五	–	26,141
僱員福利準備	二十九	27,314	27,654
應付税項		191,848	34,432
		5,170,386	813,974
流動資產淨值		11,536,915	4,808,166
資產總值減流動負債		21,144,924	12,726,559

綜合資產負債表

於十二月三十一日	附註	2007 (港幣千元)	2006 (港幣千元)
非流動負債			
銀行借貸	二十七	**2,992,500**	834,982
遞延税項負債	九(c)	**1,253,499**	180,490
少數股東貸款	三十	**1,515,795**	974,314
		5,761,794	1,989,786
資產淨值		**15,383,130**	10,736,773
權益			
股本	三十一	**582,077**	547,628
儲備	三十三	**12,292,356**	8,030,269
擬派股息		**164,072**	175,241
本公司股東應佔權益		**13,038,505**	8,753,138
少數股東權益		**2,344,625**	1,983,635
權益總值		**15,383,130**	10,736,773

何鴻燊
董事

鄭裕彤
董事

資產負債表

於十二月三十一日	附註	2007 (港幣千元)	2006 (港幣千元)
非流動資產			
物業、機器及設備	十二	**1,099**	1,228
附屬公司	十五	**24,200**	20,700
聯營公司	十六	**250**	250
共同控制企業	十七	**7,803**	7,803
可出售投資	十九	**234,723**	234,723
其他非流動資產	二十一	**11,298,719**	5,677,931
		11,566,794	5,942,635
流動資產			
應收賬款、按金及預付款	二十四	**54,538**	10,631
銀行存款、現金及銀行結餘	二十六	**1,130,118**	1,738,870
		1,184,656	1,749,501
流動負債			
應付賬款、按金及應計費用	二十八	**4,317,569**	1,072,652
僱員福利準備	二十九	**7,127**	7,338
		4,324,696	1,079,990
流動(負債)╱資產淨值		**(3,140,040)**	669,511
資產淨值		**8,426,754**	6,612,146
權益			
股本	三十一	**582,077**	547,628
儲備	三十三	**7,680,605**	5,889,277
擬派股息		**164,072**	175,241
權益總值		**8,426,754**	6,612,146

何鴻燊
董事

鄭裕彤
董事

綜合權益變動表

截至二零零七年十二月三十一日止年度	本公司股東應佔權益												少數	
	股本 (港幣千元)	股份溢價 (港幣千元)	資本贖回儲備 (港幣千元)	資本儲備 (港幣千元)	法定儲備 (港幣千元)	資產重估價值儲備 (港幣千元)	投資重估價值儲備 (港幣千元)	對沖儲備 (港幣千元)	匯兌儲備 (港幣千元)	保留溢利 (港幣千元)	擬派股息 (港幣千元)	總值 (港幣千元)	股東權益 (港幣千元)	權益總值 (港幣千元)
二零零七年一月一日	547,628	5,066,027	5,945	-	8,905	-	167,131	(6,417)	11,724	2,776,954	175,241	8,753,138	1,983,635	10,736,773
公平價值之變動	-	-	-	-	-	-	217,700	34,026	-	-	-	251,726	45,847	297,573
於收購一家附屬公司之														
公平價值調整	-	-	-	-	-	1,778,462	-	-	-	-	-	1,778,462	-	1,778,462
銷售物業之變現	-	-	-	-	-	(42,771)	-	-	-	-	-	(42,771)	-	(42,771)
停止確認可出售投資之減額	-	-	-	-	-	-	(13,669)	-	-	-	-	(13,669)	-	(13,669)
停止確認衍生財務工具之減額	-	-	-	-	-	-	-	(13,331)	-	-	-	(13,331)	(17,963)	(31,294)
本年度計入/(扣除)的														
遞延稅項	-	-	-	-	-	4,983	-	(3,622)	-	-	-	1,361	(4,879)	(3,518)
折算兌換差額	-	-	-	-	-	-	-	-	15,629	-	-	15,629	10,104	25,733
所佔聯營公司之儲備	-	-	-	5	1,551	-	-	-	-	(1,551)	-	5	-	5
所佔共同控制企業之儲備	-	-	-	-	166	-	-	-	-	(166)	-	-	-	-
權益中直接確認之收入及支出	-	-	-	5	1,717	1,740,674	204,031	17,073	15,629	(1,717)	-	1,977,412	33,109	2,010,521
本年度溢利	-	-	-	-	-	-	-	-	-	1,013,548	-	1,013,548	248,260	1,261,808
本年度確認之收入及支出總額	-	-	-	5	1,717	1,740,674	204,031	17,073	15,629	1,011,831	-	2,990,960	281,369	3,272,329
配售股份	35,000	1,680,000	-	-	-	-	-	-	-	-	-	1,715,000	-	1,715,000
行使購股權	1,424	17,018	-	-	-	-	-	-	-	-	-	18,442	-	18,442
發行股份之費用	-	(27,700)	-	-	-	-	-	-	-	-	-	(27,700)	-	(27,700)
回購股份	(1,975)	-	1,975	-	-	-	-	-	-	(84,288)	-	(84,288)	-	(84,288)
回購股份之費用	-	-	-	-	-	-	-	-	-	(274)	-	(274)	-	(274)
授出購股權	-	-	-	694	-	-	-	-	-	-	-	694	-	694
轉移	-	-	-	(694)	519	-	-	-	-	175	-	-	-	-
收購附屬公司	-	-	-	-	-	-	-	-	-	-	-	-	136,843	136,843
增持一家附屬公司之權益	-	-	-	-	-	-	-	-	-	-	-	-	1,188	1,188
少數股東之股息	-	-	-	-	-	-	-	-	-	-	-	-	(58,410)	(58,410)
因行使購股權而發行之														
股份之二零零六年末期股息	-	-	-	-	-	-	-	-	-	(40)	40	-	-	-
回購股份之二零零六年末期股息	-	-	-	-	-	-	-	-	-	632	(632)	-	-	-
二零零六年末期股息	-	-	-	-	-	-	-	-	-	-	(174,649)	(174,649)	-	(174,649)
二零零七年中期股息	-	-	-	-	-	-	-	-	-	(152,818)	-	(152,818)	-	(152,818)
二零零七年末期股息	-	-	-	-	-	-	-	-	-	(164,072)	164,072	-	-	-
	34,449	1,669,318	1,975	5	2,236	1,740,674	204,031	17,073	15,629	611,146	(11,169)	4,285,367	360,990	4,646,357
二零零七年十二月三十一日	582,077	6,735,345	7,920	5	11,141	1,740,674	371,162	10,656	27,353	3,388,100	164,072	13,038,505	2,344,625	15,383,130

截至二零零六年十二月三十一日止年度	股本 (港幣千元)	股份溢價 (港幣千元)	資本贖回儲備 (港幣千元)	資本儲備 (港幣千元)	法定儲備 (港幣千元)	資產重估價值儲備 (港幣千元)	重估投資價值儲備 (港幣千元)	對沖儲備 (港幣千元)	匯兌儲備 (港幣千元)	保留溢利 (港幣千元)	擬派股息 (港幣千元)	總值 (港幣千元)	少數股東權益 (港幣千元)	權益總值 (港幣千元)
	本公司股東應佔權益													
二零零六年一月一日	520,505	4,095,965	5,771	-	7,548	-	14,552	1,885	5,389	2,399,188	93,691	7,144,494	1,818,632	8,963,126
公平價值之變動	-	-	-	-	-	-	163,497	(15,196)	-	-	-	148,301	(20,475)	127,826
停止確認可出售投資之減額	-	-	-	-	-	-	(10,918)	-	-	-	-	(10,918)	-	(10,918)
停止確認衍生財務工具之減額	-	-	-	-	-	-	-	5,133	-	-	-	5,133	6,917	12,050
本年度計入的遞延稅項	-	-	-	-	-	-	-	1,761	-	-	-	1,761	2,372	4,133
折算兌換差額	-	-	-	-	-	-	-	-	6,335	-	-	6,335	4,216	10,551
權益中直接確認之收入及支出	-	-	-	-	-	-	152,579	(8,302)	6,335	-	-	150,612	(6,970)	143,642
本年度溢利	-	-	-	-	-	-	-	-	-	663,916	-	663,916	218,061	881,977
本年度確認之收入及支出總額	-	-	-	-	-	-	152,579	(8,302)	6,335	663,916	-	814,528	211,091	1,025,619
因收購附屬公司而發行股份	23,528	936,404	-	-	-	-	-	-	-	-	-	959,932	-	959,932
行使購股權	3,769	33,729	-	-	-	-	-	-	-	-	-	37,498	-	37,498
發行股份之費用	-	(71)	-	-	-	-	-	-	-	-	-	(71)	-	(71)
回購股份	(174)	-	174	-	-	-	-	-	-	(6,236)	-	(6,236)	-	(6,236)
回購股份之費用	-	-	-	-	-	-	-	-	-	(23)	-	(23)	-	(23)
轉移	-	-	-	-	1,357	-	-	-	-	(1,357)	-	-	-	-
視作出售附屬公司部份權益	-	-	-	-	-	-	-	-	-	-	-	-	3	3
少數股東之股息	-	-	-	-	-	-	-	-	-	-	-	-	(46,091)	(46,091)
因行使購股權及收購附屬公司而發行之股份之二零零五年末期股息	-	-	-	-	-	-	-	-	-	(4,689)	4,689	-	-	-
二零零五年末期股息	-	-	-	-	-	-	-	-	-	-	(98,380)	(98,380)	-	(98,380)
二零零六年中期股息	-	-	-	-	-	-	-	-	-	(98,604)	-	(98,604)	-	(98,604)
二零零六年末期股息	-	-	-	-	-	-	-	-	-	(175,241)	175,241	-	-	-
	27,123	970,062	174	-	1,357	-	152,579	(8,302)	6,335	377,766	81,550	1,608,644	165,003	1,773,647
二零零六年十二月三十一日	547,628	5,066,027	5,945	-	8,905	-	167,131	(6,417)	11,724	2,776,954	175,241	8,753,138	1,983,635	10,736,773

綜合現金流量表

截至十二月三十一日止年度	2007 (港幣千元)	2006 (港幣千元)
經營業務		
除稅前溢利	**1,361,087**	938,808
調整：		
折舊及攤銷	**140,551**	136,758
融資成本	**61,145**	47,866
利息收入	**(144,992)**	(166,810)
投資股息收入	**(76,564)**	(113,107)
所佔聯營公司業績	**(283,298)**	(400,513)
所佔共同控制企業業績	**(22,533)**	17,598
銷售物業之溢利	**(42,771)**	–
出售物業、機器及設備之虧損／(收益)	**860**	(27,243)
於收購資產之公平價值淨額的權益 超過收購附屬公司成本之數額	**(291,177)**	(22,689)
可出售投資，結構性票據及存款及其他財務工具之收益	**(21,090)**	(12,044)
授出購股權	**694**	–
商譽減值虧損	**–**	2,275
投資物業公平價值之變動	**(121,283)**	(62,065)
營運資本變動前之經營溢利	**560,629**	338,834
用作發展或發展中物業及物業存貨之增加， 撥作資產成本化之淨融資成本除外	**(857,281)**	(17,636)
其他存貨之增加	**(11,358)**	(15,040)
應收賬款、按金及預付款之增加	**(544,583)**	(359,475)
應付賬款、按金及應計費用之減少	**(453,961)**	(155,913)
已收取售樓訂金之增加	**668,863**	–
僱員福利準備之減少	**(340)**	(568)
經營業務使用之現金	**(638,031)**	(209,798)
已付所得稅款總額	**(43,051)**	(66,094)
經營業務使用之現金淨額	**(681,082)**	(275,892)

截至十二月三十一日止年度	附註	2007 (港幣千元)	2006 (港幣千元)
投資業務			
購買物業、機器及設備		**(51,448)**	(91,526)
支付地價		**(625)**	(10,100)
購買無形資產		**(200)**	(4,417)
支付發展中物業之成本及開支， 撥作資產成本化之淨融資成本除外		**(340,691)**	(71,446)
聯營公司償還之款項		**–**	33,015
注入共同控制企業之資本		**(20,704)**	(11)
共同控制企業退還之資本		**–**	326
借予共同控制企業之款項		**(2,244)**	(168,595)
購入可出售投資，結構性票據及存款及其他財務工具		**(220,828)**	(211,420)
投資公司之借款		**60,543**	55,232
本集團收購 附屬公司權益前借予公司之款項		**–**	(151,981)
償還按揭貸款之款項		**42,865**	218,270
收購附屬公司權益	三十四(a)	**(5,994,043)**	584
收購聯營公司權益		**–**	(12)
視作出售附屬公司 部份權益所得款項		**–**	3
出售或贖回可出售投資，結構性票據 及存款及其他財務工具所得款項		**82,178**	91,208
出售物業、機器及設備所得款項		**298**	31,520
已收利息		**141,946**	197,399
已收投資之股息		**17,333**	53,168
已收聯營公司之股息		**121,008**	369,393
已收共同控制企業之股息		**6,000**	–
投資業務(使用)／所得之現金淨額		**(6,158,612)**	340,610

綜合現金流量表

截至十二月三十一日止年度	附註	2007 (港幣千元)	2006 (港幣千元)
融資活動			
新借入款項		**5,899,473**	197,758
償還貸款		**(105,147)**	(419,563)
發行股份所得款項		**1,733,442**	37,498
已付發行股份之費用		**(27,700)**	(71)
回購股份		**(84,288)**	(6,236)
已付回購股份之費用		**(274)**	(23)
已付利息		**(58,684)**	(56,860)
已派股東股息		**(327,406)**	(196,777)
已派少數股東股息		**(58,410)**	(46,091)
融資活動所得／(使用)之現金淨額		**6,971,006**	(490,365)
現金及等同現金之增加／(減少)淨額		**131,312**	(425,647)
外幣滙率變動之影響		**1,330**	590
一月一日之現金及等同現金		**3,452,774**	3,877,831
十二月三十一日之現金及等同現金	三十四(b)	**3,585,416**	3,452,774

附註一　合規聲明

此財務報表已根據香港會計師公會頒佈的香港財務報告準則(《香港財務報告準則》，此統稱亦包括所有香港會計準則《香港會計準則》及詮釋)、香港公認的會計原則、香港公司條例及香港聯合交易所有限公司證券上市規則的披露規定編製而成。

附註二　主要會計政策

a) 編製基準

此財務報表以歷史成本會計法編製，並按重估投資物業和若干財務資產及負債之公平價值作出修訂。

本集團已採納以下新訂及經修訂的香港財務報告準則，該等準則與本集團業務有關，並由二零零七年一月一日或以後開始之會計期間生效：

《香港(國際財務報告詮釋委員會)》詮釋8	《香港財務報告準則》第2號的範圍
《香港(國際財務報告詮釋委員會)》詮釋9	重新評估嵌入衍生工具
《香港(國際財務報告詮釋委員會)》詮釋10	中期財務報告及減值
《香港會計準則》第1號(修訂)	財務報表之呈報－資本披露
《香港財務報告準則》第7號	財務工具：披露

採納此等香港財務報告準則對本財務報表之影響概列於財務報表附註第三(a)項。

b) 綜合基準

綜合財務報表包括本公司及其所有附屬公司截至每年十二月三十一日止經審核之財務報表。附屬公司之業績由收購日(即本集團取得控制權之日期)起綜合計算，直至此等控制權停止之日期。本集團內公司之間的重大交易及結餘均於綜合過程中對銷。

少數股東權益指外界股東於本公司附屬公司業績及資產淨值所佔之權益。

c) 商譽

收購附屬公司、聯營公司及共同控制企業產生的商譽先按成本計量，即收購成本超過本集團收購之可分辨資產、負債及或然負債之公平價值淨額之數額。收購附屬公司所產生之商譽於綜合資產負債表內確認為資產，至於聯營公司及共同控制企業，商譽計入其賬面值內，而非在綜合資產負債表列為分開辨別的資產。

於初次確認後，商譽按成本減任何累積減值虧損計量。為進行減值評估，商譽會被分配到本集團因收購而產生協同效益之現金產生單元。被分配商譽之現金產生單元需於每一年度內進行評估，或如有跡像顯示減值則更頻密地進行測試。如現金產生單元之可收回金額低於其賬面值，減值虧損會首先被分配以減少該單元獲分配之任何商譽之賬面值。其後之減值虧損將根據該單元每項資產之賬面值按比例分配到該單元之其他資產。就商譽所確認之減值虧損不會於隨後期間回撥。

附註二　主要會計政策（續）

c) 商譽（續）

於收購附屬公司、聯營公司及共同控制企業時，如本集團在收購日確認於被收購公司的可分辨資產、負債及或然負債之公平價值淨額的權益超過收購成本，本集團須重新評估該公司的可分辨資產、負債及或然負債之辨別及計量和收購成本的計量，並且於重新評估後即時在綜合收益表確認超出餘額。

出售產生現金單位、聯營公司及共同控制企業時，任何相關之收購商譽於計算出售之溢利或虧損時包括在內。

d) 附屬公司

附屬公司之業績按已收及應收股息計入本公司的賬目。本公司之資產負債表內，於附屬公司之權益按成本減任何累積減值虧損列賬。

e) 聯營公司

聯營公司乃採用權益會計法計入綜合財務報表。聯營公司初時按成本列賬，其後按本集團所佔聯營公司之收購後資產淨值之變動減任何累積減值虧損作出調整。本集團所佔聯營公司之收購後業績及儲備分別確認在綜合收益表及綜合儲備內。

本集團與其聯營公司進行交易時，除非未變現虧損顯示所轉讓資產減值外，未變現溢利和虧損均予以對銷，惟數額以本集團於有關聯營公司之權益為限。

聯營公司之業績按已收及應收股息計入本公司的賬目。本公司之資產負債表內，於聯營公司之權益按成本減任何累積減值虧損列賬。

f) 合營投資

合營投資為一合約安排，據此本集團與其他合營者從事經濟活動，該項活動由各合營者共同控制，即在策略性財務及營運決策上，各方須取得一致同意。

(i) 共同控制企業

共同控制企業指成立獨立企業為合營投資，而本集團與其他合營者均持有其權益，並根據合約安排對其作出共同控制。

共同控制企業乃採用權益會計法計入綜合財務報表。共同控制企業初時按成本列賬，其後按本集團所佔共同控制企業之收購後資產淨值之變動減任何累積減值虧損作出調整。本集團所佔共同控制企業之收購後業績及儲備分別確認在綜合收益表及綜合儲備內。

本集團與其共同控制企業進行交易時，除非未變現虧損顯示所轉讓資產減值外，未變現溢利和虧損均予以對銷，惟數額以本集團於有關共同控制企業之權益為限。

共同控制企業之業績按已收及應收股息計入本公司的賬目。本公司之資產負債表內，於共同控制企業之權益按成本減任何累積減值虧損列賬。

f) 合營投資(續)

(ii) 共同控制資產

共同控制資產指本集團與其他合營者按合約安排共同控制的合營投資之資產，本集團並可藉共同控制而控制其所佔此等資產賺取之未來經濟利益。

本集團所佔共同控制資產及與其他合營者共同產生之負債在資產負債表內確認並按其性質分類。本集團於共同控制資產之權益所直接產生之負債及開支按應計項目基礎入賬。來自出售或運用本集團所佔共同控制資產的產品的收入，及所佔合營投資產生的任何費用，當與此等交易相連的經濟利益可能流入或流出本集團時，均在收益表內確認。

g) 收益確認

主要類別的收益按下列準則在財務報表內確認：

物業之銷售收益僅在擁有權之重大風險及利益轉予買方時方可入賬。客運服務收益於每次客輪啟航時確認。出售燃料收益於交付顧客時確認。旅行社服務、維修服務及管理服務收益於提供服務時確認。租金收入根據租賃期按直線法基礎確認。股息收入於收息權確立時確認。利息收入根據未償還本金及實際適用利率按時間比例確認。出售投資所得收益於交易日期確認。

h) 物業、機器及設備

物業、機器及設備按成本減累積折舊及任何累積減值虧損列賬。資產的成本包括其買價及將資產達至運作狀況及地點以作擬定用途之任何直接應佔成本。資產投入運作後產生的開支如維修及保養一般在產生期間於收益表中扣除。若能清楚顯示開支引致預期日後使用該資產而獲取之經濟利益增加，則該開支會資本化為該資產之額外成本。

停止確認物業、機器及設備所產生之溢利或虧損，按出售有關資產所得款項淨額及其賬面值之差額計算，並於收益表內確認。

折舊準備乃按資產之預計可使用期及其估計剩餘價值，以直線法及下列年率撇銷其成本：

租賃樓宇	1.7%－2%或按剩餘的租賃期(如較短)
船隻及躉船	5%－6.7%
其他資產	5%－33.3%

本集團於每個結算日檢討資產的可使用期和剩餘價值，如果適合則會調整。

發展中之物業並不計算折扣。

附註二 主要會計政策（續）

i) 投資物業

投資物業指持作賺取租金或資本增值（或兩者兼備）的物業。該等物業不提折舊，初時按包括交易成本在內之成本列賬，其後按於每個結算日進行之專業估值釐定反映市況的公平價值列賬。公平價值之任何變動於收益表內確認。營運租賃下持作上述用途的物業權益分類為投資物業及按此入賬。

投資物業於出售時或永久停用時，若預期未來不再帶來經濟利益，則停止確認該投資物業。停止確認投資物業所產生之溢利或虧損，按出售有關資產所得款項淨額與其賬面值之差額計算，並於收益表內確認。

j) 租賃土地

租賃土地指購入承租人佔用物業的長期權益時須先支付的款項。租賃土地按成本列賬，或在企業合併時所收購之租賃土地則以收購日之公平價值列賬，並按租賃期以直線法於收益表內攤銷。

k) 作銷售用途的用作發展或發展中物業

作銷售用途的用作發展或發展中物業均被分類為流動資產，並以成本及可變現淨值兩者的較低額報值。成本包括土地及發展成本、發展期間產生之建築費用及應佔撥作資產成本化之融資成本。可變現淨值是以估計售價減去將於物業出售時產生的成本後所得數額。

l) 特許權及專利權

特許權及專利權分類為無形資產，按成本減累積攤銷及任何累積減值虧損列賬。特許權及專利權或根據其預計可使用期八至十三年以直線法攤銷，或根據實際產品銷量按合約訂明之專利費率攤銷。

m) 存貨

存貨按成本及可變現淨值之較低者列賬。未出售物業之成本計算乃按此等未出售物業佔總建築成本的比例分攤，其中包括土地及發展成本、已產生建築費用及撥作資產成本化之融資成本。可變現淨值乃參考物業於結算日後在正常業務運作過程中出售所得款項減去估計銷售費用而釐定，或由管理層按當時市況而估計。至於其他存貨，成本包括向供應商購貨之成本，不同存貨會以先入先出法或加權平均法釐定。可變現淨值乃在正常業務過程中的估計售價減去估計達至出售所需費用。

附註二　主要會計政策 (續)

n) 投資

除了於附屬公司、聯營公司及共同控制企業之投資外，於流動基金及證券之投資，如持作買賣用途則分類為按公平價值列賬及列入溢利或虧損之投資，否則分類為可出售投資。

購買及出售投資皆以交易日期法確認及停止確認。若從投資收取現金流量的合約權利到期，或此權利已經轉移同時本集團已將投資之擁有權的風險及回報實質上轉移，則有關投資將被停止確認。

按公平價值列賬及列入溢利或虧損之投資先按公平價值入賬，而相關交易費用則確認為支出，其後按公平價值列賬。因公平價值變動(包括兌換差額)而產生的未變現盈虧於收益表內確認。出售投資時，出售所得款項淨額與賬面值之差額於計算出售之溢利或虧損時包括在內。

可出售投資先按公平價值加交易費用確認，其後按公平價值列賬。惟於股本證券的投資，若沒有活躍市場的市場報價而且公平價值不能可靠計算，則其後按成本減任何累積減值虧損列賬。因公平價值變動而產生的未變現盈虧於投資重估儲備內確認，但減值虧損及貨幣證券的兌換差異則於收益表內確認。出售投資時，出售所得款項淨額與賬面值之差額及投資重估儲備中任何累計公平價值變動於計算出售之溢利或虧損時包括在內。

可出售投資會於每個結算日評定是否有減值跡象。當有客觀證據顯示投資之預期現金流量因初步確認該財務資產後發生之一項或多項事件而受到影響時，即對該項投資確認減值。

就可出售股本投資，該投資之公平價值顯著或長期低於成本值時，將被視為確定投資減值之客觀證據。

就其他投資而言，減值之客觀證據可包括：

- 發行人或交易對手出現重大財政困難; 或
- 未能繳付或延遲償還利息或本金; 或
- 借款人有可能面臨破產或財務重組。

就按成本列賬的可出售投資而言，減值虧損乃按投資之賬面值與估計未來現金流量(若折現影響重大，則按類似財務資產的現時市場回報率折現)兩者之差額計量。按成本列賬的可出售投資之減值虧損不會被撥回。

就按公平價值列賬的可出售投資而言，已直接確認於權益內的累計虧損會從權益中移除並確認於收益表內。確認於收益表內的累計虧損的金額為收購成本和現時公平價值的差額，減去該資產任何以往已確認於收益表內的減值虧損。

按公平價值列賬的可出售股本證券之減值虧損不會在收益表撥回。此等資產其後任何公平價值的增加直接於權益內確認。

就按公平價值列賬的可出售債務證券而言，假若其後公平價值的增加可以客觀地聯繫到確認減值虧損後才發生的事情，其減值虧損便可被撥回。在此情況下減值虧損的撥回會確認於收益表內。

附註二　主要會計政策（續）

o) 貿易及其他應收賬款

貿易及其他應收賬款初時按公平價值確認，其後按實際利率法計算之攤銷成本減任何累積減值虧損計量，若折現沒有重大影響，則按成本減任何累積減值虧損列賬。當有客觀證據顯示本集團將不能按應收賬款之原有條款收回所有到期款額時，貿易及其他應收賬款會作減值準備。

p) 衍生財務工具

衍生工具初時按衍生工具合約訂立日期之公平價值確認，其後按其公平價值計量。不符合對沖會計之衍生工具公平價值之變動即時於收益表內確認。

現金流量對沖指衍生工具被劃定用作對沖已確認資產或負債或很有可能發生之預期交易的現金流量變化。被劃定及符合作為現金流量對沖之衍生工具公平價值變動之有效部份於權益內確認。無效部份之盈虧即時在收益表內確認。

權益內累計之盈虧於對沖項目影響溢利或虧損之期間轉回收益表。然而，若被對沖之預期交易導致確認非財務資產或負債，則權益內累計之盈虧會轉出並包括在該資產或負債初時計量的成本中。

若對沖工具到期或售出，或對沖不再符合對沖會計的條件，當時權益內任何累計盈虧仍保留於權益內，並於預期交易最終於收益表內確認時才予確認。若預期交易預期不再發生，此等累計盈虧則會即時轉入收益表。

倘合約包括一項或多項嵌入衍生工具，則整份混合式合約或須列為按公平價值列賬及列入溢利或虧損之財務資產或負債，惟若嵌入衍生工具對現金流量並無重大影響或明確禁止將嵌入衍生工具分開入賬則除外。

當嵌入衍生工具的經濟特質及風險與主體合約的並無密切關係，同時合併合約並非按公平價值列賬及列入溢利或虧損計量時，嵌入非衍生主體合約之衍生工具須與有關主體合約分開，並視為持作買賣用途。當本集團須分開處理但無法計量嵌入衍生工具，則整份合併合約當作按公平價值列賬及列入溢利或虧損之財務資產或負債。

q) 現金及等同現金

現金及等同現金包括於獲得時三個月內到期之現金、銀行及其他財務機構之活期存款及投資，而該等投資須為短期、流動性高、可隨時兌換為可知數額之現金且無重大變值風險。應要求償還，並構成本集團現金管理之完整部份之銀行透支，亦包括在現金流量表內之現金及等同現金項目。

附註二　主要會計政策 (續)

r) 銀行借貸

銀行借貸初時按成本確認，即已收取代價的公平價值減去借貸相關之交易成本。初時確認後，銀行借貸其後按實際利率法計算之攤銷成本計量。計算攤銷成本時會考慮任何交易成本及結算時的任何折扣或溢價。停止確認負債導致的盈虧及攤銷的盈虧均於收益表內確認。

s) 貿易及其他應付賬款

貿易及其他應付賬款初時按公平價值確認，其後按實際利率法計算之攤銷成本計量，若折現沒有重大影響，則按成本列賬。

t) 稅項

所得稅支出代表本期應付稅項及遞延稅項之總和。

本期應付稅項乃按年內應課稅溢利計算。應課稅溢利與收益表列報之淨溢利不同，是因為不包括於其他年度之應課稅或可扣除之收入或支出項目，也不包括從來無須課稅或不可扣除之項目。本集團之本期稅項負債乃按於結算日已生效或基本上已生效的稅率計算。

遞延稅項是預期應付或可收回稅項，此等稅項源於財務報表內資產及負債的賬面值與計算應課稅溢利時對應的稅基值之間的差異，採用資產負債表負債法入賬。通常，所有應課稅的暫時差異均作遞延稅項負債確認，而遞延稅項資產則限於應課稅溢利很可能予以抵銷之可扣除暫時差異才予以確認。如果暫時差異來自商譽或一項不影響應課稅溢利或會計溢利的交易(企業合併除外)中其他資產和負債的初次確認，則相關之遞延稅項資產和負債將不被確認。

於附屬公司及聯營公司之投資及於共同控制企業之權益所帶來的應課稅暫時差異，均作遞延稅項負債確認，除非本集團能控制該暫時差異之轉回而該暫時差異很可能在可見將來不會轉回。

本集團於每個結算日遞延稅項資產的賬面值，當不再可能有足夠應課稅溢利以收回所有或部份遞延稅項資產，便按不可以收回的部份減少該資產。

遞延稅項乃按於結算負債或變現資產期間預期適用的稅率計算。遞延稅項會扣除或計入收益表內，除非遞延稅項與直接扣除或計入權益的項目有關，則遞延稅項也會於權益內入賬。

遞延稅項資產和負債可以抵銷，乃當能合法行使權利把本期稅項資產抵銷本期稅項負債，同時遞延稅項與同一稅務當局有關，而且本集團預算按淨基礎結算本期稅項資產及負債。

u) 營運租賃

租賃下資產擁有權之所有報酬及風險實質上仍歸租賃公司則入賬為營運租賃。營運租賃之租金收入及支出按租賃期以直線法於收益表內分別計入及扣除。

附註二 主要會計政策(續)

v) 或然負債

或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項將來不肯定事件會否出現，而出現與否非完全由本集團控制；亦可以是因過往事件而產生現時的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或因為不能可靠計量所涉及金額而未予確認。

或然負債不予確認，但在財務報表附註內披露。若情況有變以致將來可能需要撥出資源履行責任，則確認為準備。

w) 撥作資本的借貸成本

借貸成本於產生時列為支出，惟就建造或生產需要相當長時間才可作擬定用途或出售之資產而言，直接撥歸該資產的借貸成本則撥作資產成本化。此等借貸成本在建造或生產活動展開時開始撥作資產成本化，並在有關資產大致上可供擬定用途或出售時停止。年內撥作資產成本化之數額按有關借貸之成本減有關利息收入計算。

x) 外幣

本集團每個企業各自的財務報表中的項目皆按有關企業營運所在的主要經濟環境的貨幣(功能貨幣)計量。綜合財務報表則以港元(本公司的功能及呈報貨幣)呈報。

外幣交易按交易日的滙率折算為功能貨幣。此等交易的結算而產生的兌換盈虧，以及以外幣為單位的貨幣資產及負債於結算日重新折算而產生的兌換盈虧，皆於收益表內確認。如果以外幣為單位的非貨幣資產和負債按歷史成本計量，則按交易日的滙率折算。如果以外幣為單位的非貨幣資產和負債按公平價值計量，則按釐定公平價值當日的滙率折算。當非貨幣項目的盈虧直接確認於權益內，該盈虧的任何兌換成份同樣直接確認於權益內。當非貨幣項目的盈虧確認於收益表內，該盈虧的任何兌換成份同樣確認於收益表內。

綜合過程中，採用不同於本集團呈報貨幣的功能貨幣之海外附屬公司、聯營公司及共同控制企業之資產及負債按結算日適用的滙率折算為港元，收益表則按年內之加權平均滙率折算。兌換差額於滙兌儲備內確認。出售海外企業時，有關該海外企業之累計滙兌差額於計算出售之溢利或虧損時包括在內。

y) 僱員福利

僱員累計有薪休假的費用於收益表內確認為支出，按本集團預期為累積至結算日的未享用權利而要額外支付的金額計量。

定額供款退休計劃之供款責任，包括根據強制性公積金計劃條例的應付供款，於產生時於收益表內確認為支出。

附註二　主要會計政策（續）

z) 關連人士

如果本集團有能力直接或間接對另一方人士的財務及經營決策作出控制或共同控制或發揮重大影響力，或另一方人士能夠對本集團的財務及經營決策作出控制或共同控制或發揮重大影響力，或本集團與另一方人士共同受到第三方的控制，有關人士即視為本集團的關連人士。關連人士包括個人，例如主要管理人員、重大股東及其直系家庭成員，及受此等人士控制、共同控制或發揮重大影響力的企業。關連人士亦包括本集團或其關連人士的僱員享有之退休福利計劃。

aa) 資產減值

於結算日，除財務資產、投資物業、用作銷售用途之用作發展或發展中物業、存貨及遞延稅項資產外，當某些事件或情況轉變顯示資產的賬面值可能未能收回時，將就該資產進行減值檢討。倘有跡象顯示減值存在、或需要對企業合併所產生之商譽進行每年減值測試，則本集團會估計資產的可收回數額，即資產之公平價值減銷售成本與使用值兩者之較高者。資產減值虧損按資產之賬面值超出其可收回金額之差額於收益表內確認，惟倘按估值列賬之資產及減值虧損並無超過該資產之重估盈餘，則視作重估虧損。為評估資產減值，本集團以可分開辨別之現金流量為基礎把資產分成各組產生現金單位。

倘用以釐定可收回金額之估計轉變，以往年度確認之資產（商譽除外）減值虧損可以撥回。撥回之減值虧損，以資產之賬面值不得超過假設以往沒有確認減值虧損而釐定的賬面值為限。撥回的減值虧損將計入收益表內，惟若有關資產按估值列賬，則撥回之減值虧損作重估價值變動處理。商譽減值虧損並不會被撥回。

bb) 以股份為基礎之付款

授予僱員及其他提供類似服務者之股本結算之以股份為基礎之付款按股本工具的公平價值於授出日期計算。股本結算之以股份為基礎之付款的公平價值之釐定詳列於附註第三十二項。

本集團會對最終歸屬之股本工具作出評估，按授出日期釐定股本結算之以股份為基礎的支出的公平價值按直線法於歸屬期內列為支出。於每個結算日，本集團會修改預期歸屬之股本工具數目的估計。修訂原來估計的影響（如有）按餘下歸屬期確認在收益表內，並在資本儲備作出相應調整。在歸屬日，除非因未能符合市場而定之歸屬條件引致權利喪失，否則確認為支出的金額按歸屬股本工具的實際數目作調整，並在資本儲備中作相應調整。權益數額會在資本儲備中確認，直至股本工具獲行使（屆時轉入股份溢價），或股本工具到期（屆時直接計入保留溢利）。

附註二　主要會計政策（續）

cc) 分類報告

分類項目是本集團內可區別的部份，或提供既定產品或服務（業務分類）或在既定經濟環境內提供產品或服務（地區分類），其承受的風險及回報因而與其他分類項目不同。

分類資料乃按本集團之業務及地區分類呈報。首要報告形式乃業務分類，按本集團之主要業務、管理架構及內部財務報告系統分類。

分類收入、支出、業績、資產及負債包括直接撥歸該分類項目以及可按合理準則分配予該分類項目。分類收入、支出、業績、資產及負債於綜合過程中，以對銷集團間之結餘及交易前釐定，惟於單一分類項目內之集團間之結餘及交易除外。不同分類項目之間之價格，乃按公平交易原則釐定。

分類資本開支為年內購買預期可使用超過一個期間之分類資產而產生的總成本。

未分配項目主要包括財務及總公司之收入、支出及資產、計息貸款、借貸及税項。

附註三　新及經修訂香港財務報告準則的影響

a) 採納《香港財務報告準則》第7號，須擴大披露以使財務報表使用者可以評估本集團財務工具的重要性及該等財務工具引致之風險及範圍。該等新的披露資料包括在本財務報表內。

採納《香港會計準則》第1號(修訂)引入新披露規定以使財務報表使用者可評估本集團管理資本之目標、政策及程序。該等披露資料概列於財務報表附註第四十二項。

《香港財務報告準則》第7號及《香港會計準則》第1號(修訂)均並無對本財務報表內已確認的數額的分類、確認及計量造成任何大影響。

採納《香港(國際財務報告詮釋委員會)》詮釋8、9及10對本集團經營業績與財務狀況的無重大影響。

b) 本集團並無提前採用下列已頒佈但尚未生效之新或經修訂香港財務報告準則。本集團已開始評估此等新或經修訂香港財務報告準則之影響，惟此階段未能說明新或經修訂香港財務報告準則是否對業績及財務狀況有重大影響。

		於下列日期或之後開始之會計期間生效
《香港(國際財務報告詮釋委員會)》詮釋11	《香港財務報告準則》第2號－集團及庫存股份交易	二零零七年三月一日
《香港(國際財務報告詮釋委員會)》詮釋12	服務特許權安排	二零零八年一月一日
《香港(國際財務報告詮釋委員會)》詮釋13	客戶忠誠計劃	二零零八年七月一日
《香港(國際財務報告詮釋委員會)》詮釋14	《香港會計準則》第19號－界定利益資產之規限、最低融資規定及其互動關係	二零零八年一月一日
《香港會計準則》第1號(修訂)	財務報表之呈報	二零零九年一月一日
《香港會計準則》第23號(修訂)	借貸成本	二零零九年一月一日
《香港會計準則》第27號(修訂)	綜合及獨立財務報表	二零零九年七月一日
《香港財務報告準則》第2號(修訂)	歸屬條款及取消	二零零九年一月一日
《香港財務報告準則》第3號(修訂)	業務合併	二零零九年七月一日
《香港財務報告準則》第8號	營運分類	二零零九年一月一日

附註四 營業額及收益

本集團之主要業務包括物業發展、投資及管理、運輸、酒店及消閒和投資控股。

	集團	
	2007 (港幣千元)	2006 (港幣千元)
營業額		
出售物業收益	**587,782**	32,866
客運服務收益	**2,152,299**	1,876,765
出售燃料收益	**22,950**	21,850
旅行社服務收益	**99,494**	101,697
租金收入	**164,650**	155,355
投資股息	**76,564**	113,107
應收按揭貸款利息收入	**5,680**	13,109
管理費及其他	**208,718**	194,055
	3,318,137	2,508,804
其他收益		
利息收入	**139,312**	153,701
已收賠償金	**1,420**	789
其他	**112,625**	108,702
	253,357	263,192
	3,571,494	2,771,996

附註五　其他收入

二零零六年的其他收入包括出售物業、機器及設備之溢利為27,243,000港元。

附註六　經營溢利

	集團	
	2007 (港幣千元)	2006 (港幣千元)
已計入：		
利息收入		
一上市投資	–	18
一非上市投資	1,047	921
一銀行存款及其他	139,439	164,036
非按公平價值列賬及列入溢利或虧損之財務資產之利息收入	140,486	164,975
按公平價值列賬及列入溢利或虧損之財務資產之銀行利息	4,506	1,835
	144,992	166,810
投資物業租金收入	141,405	138,551
減：投資物業之直接營運支出	(11,257)	(17,087)
	130,148	121,464
上市投資股息收入	14,311	3,689
非上市投資股息收入		
一澳門旅遊娛樂股份有限公司(澳門娛樂)	60,859	108,541
一其他	1,394	877
兌換盈利	6,283	6,668
出售物業、機器及設備之溢利	–	27,243
轉撥自出售可出售投資之權益之收益淨值		
一上市投資	13,632	11,032
一非上市投資	37	–
收益淨額		
一按公平價值列賬及列入溢利或虧損之財務資產	–	1,208
一衍生財務工具	5,305	–
一轉撥自權益之燃料掉期合約	31,294	–

附註六 經營溢利（續）

	集團	
	2007 （港幣千元）	2006 （港幣千元）
已扣除：		
存貨成本		
一物業	341,529	29,019
一其他	755,981	641,264
	1,097,510	670,283
物業、機器及設備之折舊		
一營運租約下持作收租用途	2,458	2,458
一其他	124,223	120,639
攤銷		
一租賃土地	13,574	13,572
一無形資產	296	89
核數費	5,174	4,092
出售物業、機器及設備之虧損	860	–
營運租約下物業最低應付租金	11,501	6,669
減值虧損		
一商譽	–	2,275
一應收賬款	733	2,293
公積金供款	23,750	18,008
轉撥自出售可出售投資之權益之虧損淨額		
一非上市投資	–	114
虧損淨額		
一按公平價值列賬及列入溢利或虧損之財務資產	716	–
一衍生財務工具	–	7,881
一轉撥自權益之燃料掉期合約	–	12,050

附註七　董事酬金及五名最高薪酬之人士

本公司董事酬金如下：

集團

2007

	袍金 (港幣千元)	薪金、津貼 及福利 (港幣千元)	表現花紅 (港幣千元)	公積金供款 (港幣千元)	總額 (港幣千元)
執行董事					
何鴻燊	65	–	–	–	65
何超瓊	65	8,145	3,552	376	12,138
何超鳳	65	4,971	669	229	5,934
蘇樹輝	5	1,311	101	61	1,478
禤永明	65	1,677	128	77	1,947
陳偉能	5	1,665	128	77	1,875
何超蕸	5	3,550	546	164	4,265
岑康權	5	1,704	197	78	1,984
非執行董事					
鄭裕彤	5	–	–	–	5
莫何婉穎	5	100	–	–	105
獨立非執行董事					
羅保	200	100	–	–	300
何厚鏘	200	100	–	–	300
何柱國	200	–	–	–	200
葉維義	200	100	–	–	300
	1,090	23,423	5,321	1,062	30,896

附註七　董事酬金及五名最高薪酬之人士（續）

集團

2006

	袍金 (港幣千元)	薪金、津貼 及福利 (港幣千元)	表現花紅 (港幣千元)	公積金供款 (港幣千元)	總額 (港幣千元)
執行董事					
何鴻燊	65	–	–	–	65
何超瓊	65	7,802	2,737	360	10,964
何超鳳	65	4,734	708	218	5,725
蘇樹輝	5	1,285	98	60	1,448
禤永明	65	1,644	126	75	1,910
謝天賜*	3	1,280	–	44	1,327
陳偉能	5	1,632	126	75	1,838
何超蕸	5	3,381	477	156	4,019
岑康權	5	1,623	209	75	1,912
非執行董事					
鄭裕彤	5	–	–	–	5
莫何婉穎	5	100	–	–	105
獨立非執行董事					
羅保	200	100	–	–	300
關超然	200	100	–	–	300
何厚鏘	200	100	–	–	300
何柱國	29	–	–	–	29
	922	23,781	4,481	1,063	30,247

* 謝天賜先生於二零零六年八月二十一日辭任本公司董事。

本集團於本年度及上年度並無董事已放棄或同意放棄任何酬金的安排。

本集團五位最高薪酬之人士，三位（二零零六年：三位）為本公司董事，其酬金之詳情已披露如上。其餘兩位（二零零六年：兩位）人士於年內之酬金並未包括在上文內，其酬金為薪金、津貼及福利9,121,000港元（二零零六年：6,789,000港元）、表現花紅369,000港元（二零零六年：529,000港元）及公積金供款222,000港元（二零零六年：275,000港元）。

附註七　董事酬金及五名最高薪酬之人士（續）

上述兩位（二零零六年：兩位）人士的酬金等級如下：

	人數	
	2007	2006
3,500,001港元－4,000,000港元	1	1
4,000,001港元－4,500,000港元	0	1
5,500,001港元－6,000,000港元	1	0

釐定董事酬金之準則之詳情概列於第六十三頁之企業管治常規報告內。以上所披露的酬金指年內已付或應付本公司董事及僱員的金額，並不包括購股權計劃下他們獲授予購股權因而已獲得或可以獲得之利益。此等實物收益之詳情概列於第五十四頁至第五十七頁之董事會報告書中權益之披露(d)段。

附註八　融資成本

	集團	
	2007 （港幣千元）	2006 （港幣千元）
須於五年內全數償還之銀行貸款及透支之利息	62,391	53,412
毋須於五年內全數償還之銀行貸款之利息	6,287	132
少數股東貸款之利息	7,423	1,266
非按公平價值列賬及列入溢利或虧損之財務負債之利息開支總額	76,101	54,810
減：於發展中物業撥作資產成本化之數額	(14,956)	(6,944)
	61,145	47,866

附註九 稅項

a) 綜合收益表中之稅項：

	集團	
	2007 (港幣千元)	2006 (港幣千元)
本期稅項－香港		
本年度稅項	**66,168**	33,306
以往未確認稅項虧損及可扣除暫時差異之得益	**(4,614)**	(235)
往年超額準備	**(401)**	(232)
	61,153	32,839
本期稅項－海外		
本年度稅項	**32,956**	6,448
以往未確認稅項虧損及可扣除暫時差異之得益	**(172)**	–
往年超額準備	**(3,452)**	(4,529)
	29,332	1,919
遞延稅項		
暫時差異產生與轉回	**18,201**	20,126
以往未確認稅項虧損及可扣除暫時差異之得益	**(287)**	–
稅率改變的影響	**(11,335)**	–
	6,579	20,126
其他稅項－海外		
收益徵稅	**2,215**	1,947
應佔本公司及附屬公司稅項	**99,279**	56,831

香港利得稅準備乃按年內估計應課稅溢利以稅率17.5%(二零零六年：17.5%)計算。海外稅項則根據有關司法權區適用之稅率計算。

根據第十屆全國人民代表大會於二零零七年三月十六日決議通過的中國企業所得稅法，適用於內資企業和外商投資企業的新的所得稅率統一為25%，並由二零零八年一月一日起開始生效。因此，若干在中華人民共和國的附屬公司自二零零八年一月一日起將由現行稅率33%下調至25%。

附註九　稅項（續）

b) 財務報表所列應佔本公司及附屬公司稅項和會計溢利調節如下：

	集團	
	2007 (港幣千元)	2006 (港幣千元)
除稅前溢利	1,361,087	938,808
按適用稅率17.5%（二零零六年：17.5%）計算之稅項	238,190	164,291
釐定應課稅溢利時無須課稅淨收入的稅務影響	(65,468)	(43,025)
運用以往未確認稅項虧損及可扣除暫時差異的稅務影響	(5,077)	(235)
年內未確認稅項虧損及可扣除暫時差異的稅務影響	19,254	15,367
所佔聯營公司及共同控制企業業績的稅務影響	(53,520)	(67,010)
稅率改變而對期初遞延稅項結餘造成的影響	(11,335)	–
附屬公司在其他司法權區經營而稅率不同的影響	(21,127)	(9,743)
往年超額準備	(3,853)	(4,761)
年內所得稅支出	97,064	54,884
其他稅項	2,215	1,947
稅項支出總額	99,279	56,831

附註九 稅項(續)

c) 已確認之遞延稅項資產和負債

於資產負債表內已確認之遞延稅項資產和負債的組成及年內變動如下：

遞延稅項資產

	會計折舊超過折舊免稅額之數額 (港幣千元)	集團間未變現溢利 (港幣千元)	稅項虧損 (港幣千元)	現金流量對沖 (港幣千元)	其他 (港幣千元)	總額 (港幣千元)
集團						
二零零六年一月一日	(430)	(26,060)	(17,825)	–	(690)	(45,005)
兌換調整	–	–	(155)	–	–	(155)
(計入)／扣除本年度收益表	(65)	(3,422)	4,947	–	(449)	1,011
計入本年度權益	–	–	–	(3,195)	–	(3,195)
二零零六年十二月三十一日	(495)	(29,482)	(13,033)	(3,195)	(1,139)	(47,344)
兌換調整	–	–	(75)	–	–	(75)
(計入)／扣除本年度收益表	69	3,174	1,271	–	(36)	4,478
扣除本年度權益	–	–	–	3,195	–	3,195
二零零七年十二月三十一日	**(426)**	**(26,308)**	**(11,837)**	**–**	**(1,175)**	**(39,746)**
公司						
二零零六年一月一日	(161)					
計入本年度收益表	(34)					
二零零六年十二月三十一日	(195)					
扣除本年度收益表	13					
二零零七年十二月三十一日	**(182)**					

附註九 稅項(續)

c) 已確認之遞延稅項資產和負債(續)

遞延稅項負債

	折舊免稅額超過會計折舊之數額 (港幣千元)	重估物業價值 (港幣千元)	物業折舊免稅額之回補 (港幣千元)	現金流量對沖 (港幣千元)	收購時公平價值調整 (港幣千元)	總額 (港幣千元)
集團						
二零零六年一月一日	77,561	71,263	42,370	938	–	192,132
兌換調整	689	599	–	–	–	1,288
扣除本年度收益表	817	12,570	5,728	–	–	19,115
扣除本年度權益	–	–	–	(938)	–	(938)
二零零六年十二月三十一日	79,067	84,432	48,098	–	–	211,597
兌換調整	1,874	1,779	–	–	–	3,653
收購附屬公司	–	18,524	–	–	1,047,521	1,066,045
扣除/(計入)本年度收益表	913	20,632	6,841	–	(14,950)	13,436
扣除/(計入)本年度權益	–	–	–	5,306	(4,983)	323
稅率改變的影響	(6,390)	(4,945)	–	–	–	(11,335)
二零零七年十二月三十一日	**75,464**	**120,422**	**54,939**	**5,306**	**1,027,588**	**1,283,719**
公司						
二零零六年一月一日	161					
扣除本年度收益表	34					
二零零六年十二月三十一日	195					
扣除本年度收益表	(13)					
二零零七年十二月三十一日	**182**					

附註九 稅項（續）

c) 已確認之遞延稅項資產和負債（續）

遞延稅項資產和負債可以抵銷，乃當能合法行使權利把本期稅項資產抵銷本期稅項負債，同時遞延稅項與同一稅務當局有關。

	集團		公司	
	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)
已確認之遞延稅項資產	(9,526)	(16,237)	–	–
已確認之遞延稅項負債	1,253,499	130,490	–	–
	1,243,973	114,253	–	–

d) 未確認遞延稅項資產

以下項目之遞延稅項資產尚未確認：

	集團		公司	
	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)
稅項虧損	469,191	401,186	228,154	183,589
可扣除暫時差異	63,404	53,106	–	–
	532,595	454,292	228,154	183,589

本集團的未確認稅項虧損包括於結算日起三年內到期的虧損8,448,000港元（二零零六年：11,464,000港元）。本集團的其他稅項虧損及可扣除暫時差異及本公司的稅項虧損可以無限期結轉。

附註十　股息

	集團及公司	
	2007 (港幣千元)	2006 (港幣千元)
因行使購股權而發行500,000股股份之二零零六年末期股息，每股派8.0港仙(二零零六年：10,078,870股股份之二零零五年末期股息，每股派4.5港仙)	40	454
回購7,902,000股股份之二零零六年末期股息，每股派8.0港仙	(632)	–
因收購附屬公司而發行94,110,954股股份之二零零五年末期股息，每股派4.5港仙	–	4,235
中期股息：2,183,112,064股，每股派7.0港仙(二零零六年：2,191,208,064股，每股派4.5港仙)	152,818	98,604
擬派末期股息：2,343,879,300股，每股派7.0港仙(二零零六年：2,190,514,064股，每股派8.0港仙)	164,072	175,241
	316,298	278,534

附註十一　每股盈利

每股基本盈利乃根據年內本公司股東應佔溢利1,013,548,000港元(二零零六年：663,916,000港元)及於年內已發行股份之加權平均數2,218,420,201股(二零零六年：2,144,226,359股)計算。每股攤薄後盈利乃根據本公司股東應佔溢利1,013,548,000港元(二零零六年：663,916,000港元)及就所有潛在普通股的攤薄影響作出調整後的已發行股份之加權平均數2,306,385,218股(二零零六年：2,232,941,133股)計算。

用於計算每股基本盈利及每股攤薄後盈利之本公司股東應佔溢利及股份之加權平均數計算如下：

	本公司股東應佔溢利		股份之加權平均數	
	2007 (港幣千元)	2006 (港幣千元)	2007	2006
用於計算每股基本盈利之溢利／股份數目	1,013,548	663,916	2,218,420,201	2,144,226,359
潛在普通股的攤薄影響				
一購股權	–	–	87,965,017	88,714,774
用於計算每股攤薄後盈利之溢利／股份數目	1,013,548	663,916	2,306,385,218	2,232,941,133

附註十二　物業、機器及設備

集團

	發展中物業 (港幣千元)	租賃樓宇 (港幣千元)	船隻及躉船 (港幣千元)	其他資產 (港幣千元)	總額 (港幣千元)
成本					
二零零六年一月一日	–	229,025	1,990,398	684,698	2,904,121
兌換調整	–	–	–	249	249
添置／轉入	71,700	–	13,666	72,860	163,226
出售	–	–	(43,724)	(21,462)	(65,186)
二零零六年十二月三十一日	71,700	229,025	1,965,340	736,345	3,002,410
兌換調整	–	–	–	700	700
收購附屬公司	518	–	–	2,133	2,651
添置／轉入	355,069	–	3,765	47,683	406,517
出售	–	–	–	(40,088)	(40,088)
二零零七年十二月三十一日	427,287	229,025	1,969,105	746,773	3,372,190
折舊					
二零零六年一月一日	–	116,816	1,285,405	565,045	1,967,266
兌換調整	–	–	–	113	113
本年度折舊	–	3,023	87,448	32,626	123,097
出售時撥回	–	–	(41,650)	(19,259)	(60,909)
二零零六年十二月三十一日	–	119,839	1,331,203	578,525	2,029,567
兌換調整	–	–	–	345	345
收購附屬公司	–	–	–	1,634	1,634
本年度折舊	–	3,025	87,177	36,479	126,681
出售時撥回	–	–	–	(38,930)	(38,930)
二零零七年十二月三十一日	–	122,864	1,418,380	578,053	2,119,297
賬面淨值					
二零零七年十二月三十一日	**427,287**	**106,161**	**550,725**	**168,720**	**1,252,893**
二零零六年十二月三十一日	71,700	109,186	634,137	157,820	972,843

附註十二　物業、機器及設備（續）

公司

	其他資產 (港幣千元)
成本	
二零零六年一月一日	2,975
添置	612
出售	(131)
二零零六年十二月三十一日	3,456
添置	415
出售	(415)
二零零七年十二月三十一日	3,456
折舊	
二零零六年一月一日	1,928
本年度折舊	421
出售時撥回	(121)
二零零六年十二月三十一日	2,228
本年度折舊	470
出售時撥回	(341)
二零零七年十二月三十一日	2,357
賬面淨值	
二零零七年十二月三十一日	**1,099**
二零零六年十二月三十一日	1,228

本集團之其他資產主要包括傢具、裝修及維修之船隻零件。

營運租約下持作收租用途之船隻總賬面值為98,994,000港元（二零零六年：98,994,000港元），其有關累計折舊費用為88,754,000港元（二零零六年：86,296,000港元）。

附註十二　物業、機器及設備 (續)

租賃樓宇及發展中物業分析如下：

	集團	
	2007 (港幣千元)	2006 (港幣千元)
位於香港		
長期租賃		
租賃樓宇	11,281	11,638
中期租賃		
租賃樓宇	85,616	88,063
發展中物業	418,029	71,700
	514,926	171,401
位於香港以外		
中期租賃		
租賃樓宇	9,264	9,485
發展中物業	9,258	–
	18,522	9,485
	533,448	180,886

附註十三　投資物業

	集團	
	2007 (港幣千元)	2006 (港幣千元)
估值		
一月一日	2,988,264	2,912,255
兌換調整	31,734	13,944
收購附屬公司	164,700	–
轉入	320	–
成本調整	5,063	–
重估價值盈餘	121,283	62,065
十二月三十一日	3,311,364	2,988,264

附註十三　投資物業（續）

投資物業分析如下：

	集團	
	2007 （港幣千元）	2006 （港幣千元）
位於香港		
長期租賃	**309,000**	280,600
中期租賃	**2,215,852**	2,156,321
	2,524,852	2,436,921
位於香港以外		
中期租賃	**636,512**	414,343
永久業權	**150,000**	137,000
	786,512	551,343
	3,311,364	2,988,264

所有投資物業均在營運租約下持作收租用途。

所有投資物業於二零零七年十二月三十一日，以參照市場上的銷售實例，並在適當情況下使用淨收入資本化方法重估價值。重估價值由獨立專業估值師第一太平戴維斯估值及專業顧問有限公司負責，其僱員包括香港測量師學會的會員。重估價值盈餘及相關之遞延稅項已經包括在收益表內。

附註十四　租賃土地

	集團	
	2007 (港幣千元)	2006 (港幣千元)
成本		
一月一日	777,566	767,466
收購附屬公司	736,000	–
添置	625	10,100
十二月三十一日	1,514,191	777,566
攤銷		
一月一日	179,378	165,684
本年度攤銷	13,574	13,572
轉出	9,132	122
十二月三十一日	202,084	179,378
十二月三十一日之賬面淨值	1,312,107	598,188

租賃土地分析如下：

	集團	
	2007 (港幣千元)	2006 (港幣千元)
位於香港		
長期租賃	3,189	3,215
中期租賃	135,641	138,815
	138,830	142,030
位於香港以外		
中期租賃	1,173,277	456,158
	1,312,107	598,188

附註十五 附屬公司

	公司	
	2007 **(港幣千元)**	2006 (港幣千元)
非上市股份，按成本	**24,200**	20,700

關於主要附屬公司之詳細資料概列於第一百五十頁至第一百五十二頁。

附註十六 聯營公司

	集團		公司	
	2007 **(港幣千元)**	2006 (港幣千元)	**2007** **(港幣千元)**	2006 (港幣千元)
非上市股份，按成本	**–**	–	**250**	250
所佔淨資產	**237,077**	210,633	**–**	–
商譽	**137**	137	**–**	–
	237,214	210,770	**250**	250

有關本集團聯營公司的財務資料概述如下：

	2007 **(港幣千元)**	2006 (港幣千元)
總資產	**1,152,609**	3,131,643
總負債	**(571,017)**	(2,626,441)
收益	**2,251,447**	2,917,969
本年度溢利	**1,037,423**	1,513,958

關於主要聯營公司之詳細資料概列於第一百五十頁至第一百五十二頁。

附註十七　共同控制企業

	集團		公司	
	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)
資本注資，按成本	–	–	7,803	7,803
所佔淨資產	975,236	962,186	–	–
	975,236	962,186	7,803	7,803

有關本集團共同控制企業的財務資料概述如下：

	2007 (港幣千元)	2006 (港幣千元)
本集團所佔資產及負債		
非流動資產	773,399	587,974
流動資產	1,886,312	1,195,348
流動負債	(1,241,342)	(408,234)
非流動負債	(443,133)	(412,902)
資產淨值	975,236	962,186
本集團所佔收入及支出		
收入	119,375	31,397
支出	(96,842)	(48,995)
本年度溢利／(虧損)	22,533	(17,598)

關於主要共同控制企業之詳細資料概列於第一百五十頁至第一百五十二頁。

附註十八　無形資產

集團

	商譽 (港幣千元)	特許權 及專利權 (港幣千元)	總額 (港幣千元)
成本			
二零零六年一月一日	2,275	–	2,275
添置	–	4,417	4,417
二零零六年十二月三十一日	2,275	4,417	6,692
收購附屬公司	362,453	–	362,453
添置	–	200	200
二零零七年十二月三十一日	364,728	4,617	369,345
攤銷及減值虧損			
二零零六年一月一日	–	–	–
本年度攤銷	–	89	89
本年度確認減值虧損	2,275	–	2,275
二零零六年十二月三十一日	2,275	89	2,364
本年度攤銷	–	296	296
二零零七年十二月三十一日	2,275	385	2,660
賬面淨值			
二零零七年十二月三十一日	**362,453**	**4,232**	**366,685**
二零零六年十二月三十一日	–	4,328	4,328

商譽之減值測試

本集團以業務分類作為申報分類資料之主要分類。為進行減值測試，於二零零七年十二月三十一日商譽之賬面值已分配予下列現金產生單元：

	(港幣千元)
位於澳門之用作發展物業	362,453

現金產生單元之可收回金額乃按使用價值並根據管理層批核之五年期財務預算，及每年百份之六貼現率與零收益增長率的現金流量預測釐定。所採用的稅前貼現率反映相關分類之特定風險。管理層相信，主要假設若出現任何合理可能進一步的變動，都不會令賬面總值超出此現金產生單元之可收回總額。

附註十九 可出售投資

	集團		公司	
	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)
股本證券				
非上市				
成本	895,400	898,146	234,723	234,723
減值虧損	(75,345)	(77,845)	–	–
	820,055	820,301	234,723	234,723
香港上市，按市值	630,228	411,651	–	–
香港以外上市，按市值	40,771	21,082	–	–
	1,491,054	1,253,034	234,723	234,723
債務證券				
非上市，按公平價值	28,527	26,736	–	–
投資基金				
香港以外上市，按市值	20,723	16,674	–	–
非上市，按公平價值	11,472	8,586	–	–
	32,195	25,260	–	–
	1,551,776	1,305,030	234,723	234,723

上市證券之公平價值以結算日的市場報價釐定。至於非上市債務證券，本集團採用由獨立財務機構釐定之市值估計其公平價值。投資基金的估值根據基金經理滙報的每股資產淨值。

本集團若干可出售投資，包括投資於澳門娛樂的非上市股份，並沒有活躍市場的市場報價，而且各公平價值的合理估計的範圍差異顯著及各估計的機會率未能合理評估，因此其他合理估計公平價值的方法明確不可行。故此此等可出售投資按成本列賬，並接受減值虧損檢討。

附註十九　可出售投資(續)

可出售投資分析如下：

	股本證券		債務證券		投資基金		總額	
	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)
集團								
非流動資產	**1,491,054**	1,253,034	**28,527**	26,736	**11,313**	–	**1,530,894**	1,279,770
流動資產	**–**	–	**–**	–	**20,882**	25,260	**20,882**	25,260
	1,491,054	1,253,034	**28,527**	26,736	**32,195**	25,260	**1,551,776**	1,305,030
公司								
非流動資產	**234,723**	234,723	**–**	–	**–**	–	**234,723**	234,723

附註二十　應收按揭貸款

	集團	
	2007 (港幣千元)	2006 (港幣千元)
應收按揭貸款	**42,965**	85,830
減：流動部份	**(4,034)**	(3,672)
非流動部份	**38,931**	82,158

應收按揭貸款以物業之第二按揭作抵押，並以最優惠利率加百分之一點七五至最優惠利率加百分之三點七五(二零零六年：最優惠利率加百分之一點七五至最優惠利率加百分之三點七五)的年利率計息。

應收按揭貸款之賬面值與按折現現金流量為基礎計算之公平價值相若。計算所用的實際年利率為最優惠利率加百分之一點七五至最優惠利率加百分之三點七五(二零零六年：最優惠利率加百分之一點七五至最優惠利率加百分之三點七五)。

附註二十一　其他非流動資產

	集團		公司	
	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)
附屬公司欠款減準備	–	–	11,220,574	5,600,016
聯營公司欠款減準備	11,136	269,596	–	–
共同控制企業欠款	435,061	408,631	–	–
投資公司欠款	28,190	28,190	125	125
結構性票據及存款	91,208	89,223	78,020	77,790
股票掛鈎票據，按公平價值	7,424	7,869	–	–
會所會籍	140	140	–	–
	573,159	803,649	11,298,719	5,677,931

附屬公司欠款屬無抵押及無固定還款期。其中408,471,000港元(二零零六年：358,893,000港元)以最優惠利率(二零零六年：最優惠利率)為年利率計息，而餘額則免息。

聯營公司欠款屬無抵押、免息及無固定還款期。(二零零六年：258,461,000港元以年利率百分之六計息，而餘額則免息。)

共同控制企業欠款屬無抵押。其中333,540,000港元(二零零六年：333,540 000港元)於二零一零年十二月五日或之前償還，30,487,000港元(二零零六年：30,440,000港元)於其中一方發出通知後償還，而餘額則無固定還款期。333,540,000港元(二零零六年：333,540,000港元)以銀行同業拆息加百分之三(二零零六年：銀行同業拆息加百分之三)的年利率計息，而餘額則免息。

投資公司欠款屬無抵押、免息及無固定還款期。

就附屬公司欠款及共同控制企業欠款計息之部份而言，其賬面值與公平價值並無重大差異。就附屬公司欠款、聯營公司欠款、共同控制企業欠款及投資公司欠款免息之部份而言，披露其公平價值並無意義。

結構性票據及存款以美元為單位，利率與各種因素掛鈎包括利率，市場指數，匯率換算及商品等。

就股票掛鈎票據，贖回金額及／或利率與股本證券掛鈎。本集團採用由獨立財務機構釐定之市值估計其公平價值。

附註二十二　用作發展或發展中物業

	集團	
	2007 (港幣千元)	2006 (港幣千元)
用作發展或發展中物業按成本	**10,775,322**	1,071,824

包括在發展中物業的租賃土地分析如下：

	集團	
	2007 (港幣千元)	2006 (港幣千元)
位於香港		
長期租賃	**–**	74,600
中期租賃	**1,878,180**	743,450
位於香港以外		
中期租賃	**7,978,673**	–
	9,856,853	818,050

附註二十三　存貨

	集團	
	2007 (港幣千元)	2006 (港幣千元)
物業	**644,286**	95,759
零件	**128,962**	119,572
其他	**10,983**	9,015
	784,231	224,346

包括在物業存貨的租賃土地分析如下：

	集團	
	2007 (港幣千元)	2006 (港幣千元)
位於香港		
長期租賃	**29,840**	–
中期租賃	**29,743**	53,386
位於香港以外		
中期租賃	**392,510**	–
	452,093	53,386

附註二十四 貿易及其他應收賬款及已付按金

	集團		公司	
	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)
共同控制企業欠款	9,200	9,200	–	–
應收按揭貸款之流動部份	4,034	3,672	–	–
股票掛鈎票據，按公平價值	14,743	3,975	–	–
結構性票據及存款	90,211	–	39,010	–
收購土地發展權之權益之按金	772,942	500,000	–	–
貿易及其他應收賬款、按金及預付款	637,668	353,570	15,528	10,631
	1,528,798	870,417	54,538	10,631

共同控制企業欠款屬無抵押及應要求償還。其中7,200,000港元(二零零六年：7,200,000港元)以年利率百分之五(二零零六年：百分之五)計息而餘額則免息。

貿易及其他應收賬款屬即時到期或短期內到期，故此其賬面值與公平價值相若。

貿易應收賬款乃根據明確並合乎市場需要和客戶業務的信貸政策管理。銷售信貸只會通過協商給予交易記錄良好的主要客戶。貿易應收賬款之賬齡分析如下：

	集團	
	2007 (港幣千元)	2006 (港幣千元)
零至三十日	144,702	124,773
三十一至六十日	67,928	33,950
六十一至九十日	131,052	8,352
超過九十日	22,002	15,636
	365,684	182,711

已到期但未減值之貿易應收賬款之賬齡分析如下:

	集團	
	2007 (港幣千元)	2006 (港幣千元)
已到期:		
零至三十日	52,804	75,156
三十一至六十日	12,890	10,319
六十一至九十日	3,512	7,484
超過九十日	21,463	10,725
	90,669	103,684

附註二十四　貿易及其他應收賬款及已付按金（續）

本年度貿易應收賬款呆賬撥備之變動如下：

	集團	
	2007 （港幣千元）	2006 （港幣千元）
一月一日	5,677	3,671
本年度確認減值虧損	733	2,043
本年度確認減值虧損撥回	(391)	–
撇銷無法收回金額	(444)	(37)
十二月三十一日	5,575	5,677

附註二十五　衍生財務工具

	集團	
	2007 （港幣千元）	2006 （港幣千元）
流動資產		
燃料掉期合約	30,319	–
其他衍生財務工具	2,289	–
	32,608	–
流動負債		
燃料掉期合約	–	18,260
股票遠期銷售合約	–	7,881
	–	26,141

年內，燃料掉期合約被劃定為現金流量對沖，用以對沖預期未來購買燃料的價格風險。此等合約按估計未來現金流量為基礎的公平價值重新計量。公平價值之盈虧將於預期購買發生時，即由結算日起計一個月至十二個月（二零零六年：一個月至十二個月）內多個日期，由對沖儲備轉入收益表中的其他成本。

附註二十六　銀行存款、現金及銀行結餘

	集團		公司	
	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)
銀行存款	**3,048,848**	3,209,613	**1,114,146**	1,713,957
現金及銀行結餘	**515,686**	217,901	**15,972**	24,913
	3,564,534	3,427,514	**1,130,118**	1,738,870

銀行存款、現金及銀行結餘屬即時到期或短期內到期，故此其賬面值與公平價值相若。

附註二十七　銀行借貸

	集團	
	2007 (港幣千元)	2006 (港幣千元)
須於下列期限償還之銀行貸款		
不超過一年	**3,216,982**	91,742
超過一年，但少於兩年	**200,000**	779,982
超過兩年，但少於五年	**2,671,232**	4,015
超過五年	**121,268**	50,985
	6,209,482	926,724
減：流動部份	**(3,216,982)**	(91,742)
非流動部份	**2,992,500**	834,982

銀行貸款中154,982,000港元(二零零六年：224,724,000港元)以本集團若干船隻361,818,000港元(二零零六年：416,880,000港元)作抵押。銀行貸款中142,500,000港元(二零零六年：55,000,000港元)以本集團發展中物業418,029,000港元(二零零六年：81,578,000港元)、銀行存款、現金及銀行結餘7,960,000港元(二零零六年：46,111,000港元)及其他資產11,770,000港元(二零零六年：112,000港元)作抵押。餘額由本公司作出擔保而取得。

銀行貸款中297,482,000港元(二零零六年：279,724,000港元)為分期償還。

銀行借貸按香港銀行同業拆息加百分之零點三至香港銀行同業拆息加百分之一點五(二零零六年：香港銀行同業拆息加百分之零點五至香港銀行同業拆息加百分之一點五)的年利率計息。

銀行貸款的賬面值與按折現現金流量為基礎計算之公平價值相若。計算所用的實際年利率為銀行同業拆息加百分之零點三至香港銀行同業拆息加百分之一點五(二零零六年：香港銀行同業拆息加百分之零點五至香港銀行同業拆息加百分之一點五)的年利率。

附註二十八　貿易及其他應付賬款

	集團		公司	
	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)
尚欠附屬公司款項	–	–	4,282,207	1,047,762
尚欠聯營公司款項	2,846	2,846	–	–
貸款	5,000	5,000	–	–
貿易及其他應付賬款、按金及應計費用	1,057,533	626,159	35,362	24,890
	1,065,379	634,005	4,317,569	1,072,652

尚欠附屬公司款項、尚欠聯營公司款項及貸款均屬無抵押、免息及無固定還款期。貿易及其他應付賬款其中一部份屬即時到期或短期內到期，其賬面值與公平價值相若；另一部份的賬面值與公平價值並無重大差異。

貿易應付賬款之賬齡分析如下：

	集團	
	2007 (港幣千元)	2006 (港幣千元)
零至三十日	505,465	191,385
三十一至六十日	7,712	2,057
六十一至九十日	1,367	942
超過九十日	26,923	10,115
	541,467	204,499

附註二十九　僱員福利準備

僱員福利準備代表本集團預期付出之僱員累積有薪休假的費用。

	集團		公司	
	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)
一月一日	27,654	28,222	7,338	7,642
年內準備淨額	1,258	832	321	528
年內已付之金額	(1,598)	(1,400)	(532)	(832)
十二月三十一日	27,314	27,654	7,127	7,338

附註三十　少數股東貸款

少數股東貸款屬無抵押及無固定還款期。本集團並無向少數股東就此等貸款提供任何擔保。其中516,950,000港元(二零零六年：26,950,000港元)乃以香港銀行同業拆息加百分之零點五八(二零零六年：香港銀行同業拆息加百分之零點五八)的年利率計息而餘額則免息。就計息之部份而言，其賬面值與公平價值並無重大差異。就免息之部份而言，披露其公平價值並無意義。

附註三十一　股本

	2007		2006	
	股份數目	(港幣千元)	股份數目	(港幣千元)
法定股本				
每股面值0.25港元普通股				
一月一日及十二月三十一日	**4,000,000,000**	**1,000,000**	4,000,000,000	1,000,000
發行及已繳足股本				
每股面值0.25港元普通股				
一月一日	**2,190,514,064**	**547,628**	2,082,018,240	520,505
配售股份	**140,000,000**	**35,000**	–	–
因收購附屬公司而發行股份	**–**	**–**	94,110,954	23,528
行使購股權	**5,697,670**	**1,424**	15,078,870	3,769
回購股份	**(7,902,000)**	**(1,975)**	(694,000)	(174)
十二月三十一日	**2,328,309,734**	**582,077**	2,190,514,064	547,628

根據於二零零七年九月二十七日訂立之配售及認購協議，由一位主要股東持有之140,000,000股已發行現有普通股按每股12.25港元配售予獨立投資者，該主要股東並按每股12.25港元認購140,000,000股新普通股。所得款項經扣除費用後約為1,687,322,000港元，其中35,000,000港元計入股本及餘下1,652,322,000港元計入股份溢價。新普通股將與現有股份享有同等地位。此新普通股之發行擴闊本公司之股東及資本基礎，所得款項淨額擬用於澳門物業市場的投資機會。

年內，因購股權獲行使而認購本公司的普通股 5,697,670股，總代價為18,442,000港元，其中1,424,000港元計入股本及餘下17,018,000港元計入股份溢價。

附註三十一　股本（續）

年內，本公司於香港聯合交易所有限公司所回購本公司之普通股如下：

回購月份	回購之普通股數目	每股價值最高（港元）	每股價值最低（港元）	代價總額（港幣千元）
二零零七年三月	1,538,000	11.06	10.88	16,898
二零零七年四月	616,000	11.24	11.14	6,910
二零零七年五月	5,748,000	10.90	10.30	60,754
	7,902,000			84,562

於二零零六年十月，本公司於香港聯合交易所有限公司以總額6,259,000港元之代價回購694,000股本公司之普通股，每股付出之最高價及最低價分別為9.00港元及8.92港元。

兩年度所回購之普通股已被註銷，因此本公司之已發行股本已按此等被註銷股份之面值減少。依照香港公司條例第49H條，相當於被註銷股份面值之金額1,975,000港元（二零零六年：174,000港元）從保留溢利轉入資本贖回儲備。回購股份所付溢價及費用共82,587,000港元（二零零六年：6,085,000港元）於保留溢利扣除。

附註三十二　購股權計劃

於二零零二年五月三十一日，本公司於一九九三年五月十八日採納之購股權計劃(一九九三年購股權計劃)已被終止，並採納新購股權計劃(二零零二年購股權計劃)。本公司董事會可授出購股權予合資格人士(包括本公司的董事及僱員)，以認購本公司之普通股。購股權計劃之詳細資料概列於第五十四頁至第五十七頁之董事會報告書中權益之披露(d)段。

(a) 購股權的詳情如下：

2007

授出日期	行使價	購股權數目 二零零七年 一月一日	年內授出	年內行使	年內取消	二零零七年 十二月 三十一日	附註
一九九三年 購股權計劃							
二零零零年 一月三日	1.15港元	15,869,566	–	–	–	15,869,566	(i)
二零零二年 購股權計劃							
二零零四年 五月二十五日	3.15港元	97,376,000	–	(5,073,870)	–	92,297,130	(i)
二零零四年 七月八日	3.95港元	918,800	–	(613,800)	–	300,000	(ii)
二零零四年 九月二十二日	4.20港元	5,000,000	–	–	–	5,000,000	(i)
二零零七年 一月十八日	11.84港元	–	150,000	–	(150,000)	–	(iii)
		103,294,800	150,000	(5,697,670)	(150,000)	97,597,130	
		119,164,366	150,000	(5,697,670)	(150,000)	113,466,696	(v)
加權平均行使價		2.93港元	11.84港元	3.24港元	11.84港元	2.92港元	

附註三十二 購股權計劃（續）

(a) 購股權的詳情如下：(續)

2006

授出日期	行使價	購股權數目			附註
		二零零六年一月一日	年內行使	二零零六年十二月三十一日	
一九九三年購股權計劃					
二零零零年一月三日	1.15港元	20,869,566	(5,000,000)	15,869,566	(i)
二零零二年購股權計劃					
二零零四年五月二十五日	3.15港元	107,454,870	(10,078,870)	97,376,000	(i)
二零零四年七月八日	3.95港元	918,800	–	918,800	(ii)
二零零四年九月二十二日	4.20港元	5,000,000	–	5,000,000	(i)
		113,373,670	(10,078,870)	103,294,800	
		134,243,236	(15,078,870)	119,164,366	(v)
加權平均行使價		2.88港元	2.49港元	2.93港元	

附註：

(i) 於二零零七年十二月三十一日及二零零六年十二月三十一日尚未行使之購股權乃授予董事，並可由個別授出日期起計十年內行使。此等購股權於其發行日歸屬。

(ii) 於二零零七年十二月三十一日及二零零六年十二月三十一日尚未行使之購股權乃授予僱員，並可由個別授出日期起計五年內行使。此等購股權於其發行日歸屬。

(iii) 於二零零七年一月十八日，二零零二年購股權計劃共授出150,000股購股權，惟隨後於二零零七年十月取消。購股權的歸屬期由授出購股權當日起計直至行使期開始前三個月。

(iv) 二零零七年內，根據二零零二年購股權計劃5,697,670(二零零六年：15,078,870)股購股權被行使。股份於行使日期之加權平均市價為12.75港元(二零零六年：10.03港元)。

(v) 於二零零七年十二月三十一日，尚未行使購股權的加權平均餘下合約年期為5.78年(二零零六年：6.78年)。

(vi) 由購股權產生的所有支出694,000港元(二零零六年：無)已計入年內之溢利或虧損。

附註三十二　購股權計劃（續）

(b) 購股權之公平價值及假設

此等購股權之公平價值於授予日，以柏力克—舒爾斯期權定價模式計算為694,000港元。該模式之輸入數據如下：

於授出日期本公司股份的收市價	11.78港元
行使價	11.84港元
無風險利率	年利率3.94%
預計年期	5年
預期波幅	年利率43.02%
預期股息回報率	年利率1.05%

預期波幅以本公司股價於過往年度直至授出日之歷史波幅釐定。預期股息以過往股息為基準。柏力克—舒爾斯期權定價模式要求加入主觀假設，數據之變化可重大影響公平價值之評估。

附註三十三　儲備

a) 集團

	2007 (港幣千元)	2006 (港幣千元)
股份溢價	6,735,345	5,066,027
資本贖回儲備	7,920	5,945
資本儲備	5	–
法定儲備	11,141	8,905
資產重估儲備	1,740,674	–
投資重估價值儲備	371,162	167,131
對沖儲備	10,656	(6,417)
滙兌儲備	27,353	11,724
保留溢利	3,388,100	2,776,954
	12,292,356	8,030,269

本集團於截至二零零七年十二月三十一日及二零零六年十二月三十一日止兩個年度儲備之變動於財務報表第七十二頁至第七十三頁之綜合權益變動表中呈列。

股份溢價及資本贖回儲備之運用分別受香港公司條例第48B條及第49H條規限。

法定儲備乃若干附屬公司及聯營公司根據澳門特別行政區之商業法規從其溢利中撥出一部份作不可分派之儲備。

資產重估儲備代表因收購本集團於收購前已持有權益之附屬公司所產生之可辨認資產淨值之公平價值調整。

投資重估價值儲備乃根據財務報表附註第二(n)項所載可出售投資之會計政策，用作處理在結算日持有之可出售投資之公平價值之累積變動淨值。

對沖儲備乃根據財務報表附註第二(p)項所載現金流量對沖之會計政策，包含用作現金流量對沖的對沖工具之公平價值之累積變動淨值之有效部份，有待其後確認。

滙兌儲備乃根據財務報表附註第二(x)項所載外幣之會計政策，包含由於折算海外營運公司的財務報表而產生的所有滙兌差異。

附註三十三 儲備（續）

b) 公司

	股份溢價 (港幣千元)	資本贖回儲備 (港幣千元)	資本儲備 (港幣千元)	保留溢利 (港幣千元)	總額 (港幣千元)
二零零六年一月一日	4,095,965	5,771	–	704,356	4,806,092
本年度溢利	–	–	–	397,742	397,742
因收購附屬公司而發行股份	936,404	–	–	–	936,404
行使購股權	33,729	–	–	–	33,729
發行股份之費用	(71)	–	–	–	(71)
回購股份	–	174	–	(6,236)	(6,062)
回購股份之費用	–	–	–	(23)	(23)
股息	–	–	–	(278,534)	(278,534)
二零零六年十二月三十一日	5,066,027	5,945	–	817,305	5,889,277
本年度溢利	–	–	–	520,201	520,201
配售股份	1,680,000	–	–	–	1,680,000
行使購股權	17,018	–	–	–	17,018
發行股份之費用	(27,700)	–	–	–	(27,700)
回購股份	–	1,975	–	(84,288)	(82,313)
回購股份之費用	–	–	–	(274)	(274)
授出購股權	–	–	694	–	694
註銷購股權	–	–	(694)	694	–
股息	–	–	–	(316,298)	(316,298)
二零零七年十二月三十一日	**6,735,345**	**7,920**	**–**	**937,340**	**7,680,605**

於二零零七年十二月三十一日，本公司可供分配予股東的儲備為1,101,412,000港元（二零零六年：992,546,000港元），其中164,072,000港元（二零零六年：175,241,000港元）為擬派末期股息。

本公司股東應佔綜合溢利中包括已計入本公司的財務報表的溢利為402,765,000港元（二零零六年：397,258,000港元）。

附註三十四　綜合現金流量表

a) 收購附屬公司權益

	2007 (港幣千元)	2006 (港幣千元)
收購資產淨值		
物業、機器及設備	1,017	–
投資物業	164,700	–
租賃土地	736,000	–
用作發展或發展中物業	8,645,367	–
存貨	739,987	–
共同控制企業	–	978,713
共同控制企業欠款	–	201,788
貿易及其他應收賬款及已付按金	16,325	277,237
銀行存款、現金及銀行結餘	1,084,421	584
尚欠本集團款項	–	(197,881)
貿易及其他應付賬款	(868,942)	(277,820)
應付税項	(109,620)	–
遞延税項負債	(1,066,045)	–
	9,343,210	982,621
集團原先所佔聯營公司權益	(2,173,235)	–
少數股東權益	(137,211)	–
	7,032,764	982,621
於收購資產之公平價值淨額的權益超過收購成本之數額	(291,177)	(22,689)
商譽	362,453	–
	7,104,040	959,932
支付方式		
本公司普通股，按公平價值	–	959,932
已付現金代價	7,069,666	–
承擔賣方應付附屬公司之責任	25,576	–
與收購相關之直接成本	8,798	–
	7,104,040	959,932
收購附屬公司權益的現金(流出)／流入		
已付現金代價	(7,069,666)	–
與收購相關之直接成本	(8,798)	–
收購所得現金及等同現金	1,084,421	584
	(5,994,043)	584

二零零七及二零零六年的收購詳情概列於財務報表附註第三十五項。

附註三十四 綜合現金流量表(續)

b) 現金及等同現金之分析

	2007 (港幣千元)	2006 (港幣千元)
投資基金(附註第十九項)	**20,882**	25,260
銀行存款、現金及銀行結餘(附註第二十六項)	**3,564,534**	3,427,514
綜合現金流量表內之現金及等同現金	**3,585,416**	3,452,774

於結算日,現金及等同現金包括附屬公司持有的現金及銀行結餘39,436,000港元(二零零六年:22,697,000港元),該等款項因受貨幣兌換限制,不能自由地滙出予本集團。

c) 主要非現金交易

(i) 年內,投資股息收入中的59,268,000港元(二零零六年:59,268,000港元)乃透過與投資公司的往來賬戶支付。

(ii) 二零零六年內,本公司發行94,110,954股普通股以作為收購附屬公司的代價,詳情概列於財務報表附註第三十五項。

附註三十五　收購附屬公司權益

2007

a) 收購天惠發展有限公司(天惠)

	賬面值 (港幣千元)	公平價值 (港幣千元)
收購資產淨值		
物業、機器及設備	518	518
租賃土地	1,068	736,000
貿易及其他應收賬款及已付按金	227	227
貿易及其他應付賬款	(74)	(74)
遞延税項負債	–	(88,192)
	1,739	648,479
少數股東權益		(136,181)
		512,298
於收購資產之公平價值淨額的權益超過收購成本之數額		(291,098)
		221,200
支付方式		
已付現金代價		195,624
承擔賣方應付附屬公司之責任		25,576
		221,200

於二零零七年六月二十一日，本集團全資擁有的附屬公司東豪集團有限公司收購天惠百分之七十九之已發行股本。天惠擁有位於澳門氹仔用作發展先人紀念堂的物業地盤的土地特許權。

租賃土地的公平價值調整乃按照獨立專業物業估值師對該租賃土地之估值而釐定。由於收購資產之公平價值淨額超過代價之公平價值，因此本集團已於綜合收益表內確認超過之數額。

在收購日至結算日之期間天惠為本集團帶來550,000港元收益及490,000港元溢利。假設收購於二零零七年一月一日完成，本集團年內之總收益及溢利則與綜合收益表所顯示並無重大差別。

附註三十五 收購附屬公司權益 (續)

2007 (續)

b) 收購氹仔新城市發展有限公司(氹仔新城市)，Nomusa Limited (Nomusa)，Fast Shift Investments Limited (Fast Shift)，濠庭都會物業管理有限公司(濠庭都會物業管理)及濠景花園物業管理有限公司(濠景花園物業管理)

	賬面值 (港幣千元)	公平價值 (港幣千元)
收購資產淨值		
物業、機器及設備	388	388
投資物業	164,700	164,700
用作發展或發展中物業	1,187,219	8,645,367
存貨	203,736	739,987
貿易及其他應收賬款及已付按金	14,459	14,459
銀行存款、現金及銀行結餘	1,079,795	1,079,795
貿易及其他應付賬款	(867,864)	(867,864)
應付税項	(109,399)	(109,399)
遞延税項負債	(18,524)	(977,853)
	1,654,510	8,689,580
集團原先所佔聯營公司權益		(2,173,235)
		6,516,345
商譽		362,453
		6,878,798
支付方式		
已付現金代價		6,870,000
與收購相關之直接成本		8,798
		6,878,798

於二零零七年十二月，本集團之間接全資擁有的附屬公司Ace Wonder Limited，透過收購 Nomusa及 Fast Shift之全部已發行股本，購入氹仔新城市額外百分之七十五之權益使其總權益增至百分之一百。氹仔新城市在澳門參與物業發展及投資，其主要資產為位於澳門氹仔北部之物業發展。該發展項目有兩個主要部份，稱為濠庭都會及濠景花園。於同一次收購中，本集團之間接全資擁有的附屬公司信德物業管理(澳門)投資有限公司，購入額外的濠庭都會物業管理百分之五十之權益及濠景花園物業管理百分之五十之權益使其於各公司之權益增至百分之一百。濠庭都會物業管理及濠景花園物業管理分別為濠庭都會及濠景花園之物業管理公司。

在收購日至結算日之期間已收購的附屬公司為本集團帶來228,036,000港元收益及37,312,000港元溢利。

附註三十五　收購附屬公司權益（續）

2007（續）

b) 收購氹仔新城市發展有限公司(氹仔新城市)，Nomusa Limited (Nomusa)，Fast Shift Investments Limited (Fast Shift)，濠庭都會物業管理有限公司(濠庭都會物業管理)及濠貝花園物業管理有限公司(濠貝花園物業管理)(續)

假設收購於二零零七年一月一日完成，本集團年內之總收益及溢利則分別為5,115,913,000港元及1,299,044,000港元。以上備考資料僅供說明之用，並不一定能作為假設收購於二零零七年一月一日完成則本集團收益及營運業績會達到的指標，亦不擬此作為對未來業績的預測。

商譽乃源於被收購附屬公司所產生的預期盈利能力、未來市場發展及重大的協同效益。

2006

收購建城投資有限公司(建城)

	賬面值 (港幣千元)	公平價值 (港幣千元)
收購資產淨值		
共同控制企業	(5,587)	978,713
共同控制企業欠款	201,788	201,788
貿易及其他應收賬款	277,237	277,237
現金及銀行結餘	29	29
尚欠本集團款項	(197,881)	(197,881)
貿易及其他應付賬款	(277,265)	(277,265)
	(1,679)	982,621
於收購資產之公平價值淨額的權益超過收購成本之數額		(22,689)
		959,932
支付方式		
本公司普通股，按公平價值		959,932

於二零零六年六月七日，本集團全資擁有的附屬公司Right City International Limited完成收購建城之全部已發行股本，其主要資產為共同控制企業基城投資有限公司(基城)的百分之五十一權益。基城間接全資擁有拾富物業股份有限公司(拾富)。拾富擁有位於澳門外港新填海區B區B2街區B地段的物業地盤的土地特許權。

本公司發行94,110,954股普通股以作為收購代價。此代價乃(如本公司二零零五年十月二十一日之通函所述)參考二零零四年中旬上述物業地盤之市值而釐定，並無計入澳門樓價其後的增長。用作支付收購代價而發行的普通股，其公平價值根據收購完成當日的買入報價計算。於共同控制企業的應佔權益的公平價值調整主要源自其持有之土地特許權的公平價值。由於收購資產之公平價值淨額超過已支付代價之公平價值，因此本集團已於綜合收益表內確認超過之數額。

附註三十五　收購附屬公司權益（續）

2006（續）

收購建城投資有限公司（建城）（續）

在收購日至結算日之期間建城為本集團帶來之收益不重大並帶來14,400,000港元之虧損。

假設收購於二零零六年一月一日完成，本集團本年度總收益及溢利則分別為2,771,996,000港元及1,183,899,000港元。假設下的本年度溢利增加主因是收購資產之公平價值淨額超過已支付代價之公平價值之數額會增加，而增加則為土地特許權價值上升及發行的普通股價值減低導致。以上備考資料僅供説明之用，並不一定能作為假設收購於二零零六年一月一日完成則本集團收益及營運業績會達到的指標，亦不擬此作為對未來業績的預測。

收購之初步會計只是暫定，原因為收購成本將受到如本公司二零零五年十月二十一日之通函所定義之現金調整（若有）影響。現金調整於建築完成前未能確切計量，須待建築完成時才對收購成本作出調整。

收購其他附屬公司的總體影響

	2007 公平價值 及賬面值 （港幣千元）	2006 公平價值 及賬面值 （港幣千元）
收購資產淨值		
物業、機器及設備	111	–
貿易及其他應收賬款	1,639	–
現金及銀行結餘	4,626	555
貿易及其他應付賬款	(1,004)	(555)
應付税項	(221)	–
	5,151	–
少數股東權益	(1,030)	–
	4,121	–
於收購資產之公平價值淨額的權益超過收購成本之數額	(79)	–
	4,042	–
支付方式		
已付現金代價	4,042	–

附註三十六　分類資料

業務分類

集團

2007

	運輸 (港幣千元)	地產 (港幣千元)	酒店 及消閒 (港幣千元)	投資 及其他 (港幣千元)	各分類間 之撤銷 (港幣千元)	綜合 (港幣千元)
營業額及收益						
對外營業額	2,011,135	846,425	367,939	92,638	–	3,318,137
各分類間之營業額	208,186	2,880	38,243	–	(249,309)	–
其他收益	79,762	1,266	2,532	30,485	–	114,045
	2,299,083	850,571	408,714	123,123	(249,309)	3,432,182
分類業績	259,177	286,881	43,080	81,006	–	670,144
投資物業公平價值之變動	–	121,283	–	–	–	121,283
未分配收入						3,671
未分配支出						(109,186)
利息收入						139,312
經營溢利						825,224
於收購資產之公平價值淨額的權益超過收購附屬公司成本之數額	–	291,098	79	–	–	291,177
融資成本						(61,145)
所佔聯營公司業績	1,545	224,980	54,834	1,939	–	283,298
所佔共同控制企業業績	4,455	18,881	(803)	–	–	22,533
除税前溢利						1,361,087
税項						(99,279)
除税後溢利						1,261,808

附註三十六 分類資料 (續)

業務分類(續)

集團

2007

	運輸 (港幣千元)	地產 (港幣千元)	酒店及消閒 (港幣千元)	投資及其他 (港幣千元)	各分類間之撇銷 (港幣千元)	綜合 (港幣千元)
資產						
分類資產	2,839,913	18,290,198	1,044,267	1,682,550	(57,685)	23,799,243
聯營公司	5,111	2,674	228,637	792	–	237,214
共同控制企業	29,124	946,873	(761)	–	–	975,236
未分配資產						1,303,617
總資產						26,315,310
負債						
分類負債	404,207	1,860,822	152,111	11,329	(57,685)	2,370,784
未分配負債						8,561,396
總負債						10,932,180
其他資料						
資本開支	35,729	11,265	347,685	1,305		
折舊	113,366	6,055	3,783	1,844		
攤銷						
一租賃土地	2,976	181	10,417	–		
一無形資產	–	–	–	296		
應收賬款減值虧損	–	455	278	–		

附註三十六　分類資料（續）

業務分類（續）

集團

2006

	運輸 （港幣千元）	地產 （港幣千元）	酒店 及消閒 （港幣千元）	投資 及其他 （港幣千元）	各分類間 之撇銷 （港幣千元）	綜合 （港幣千元）
營業額及收益						
對外營業額	1,798,201	298,640	291,234	120,729	–	2,508,804
各分類間之營業額	141,119	2,096	32,803	–	(176,018)	–
其他收益	67,029	933	696	40,833	–	109,491
	2,006,349	301,669	324,733	161,562	(176,018)	2,618,295
分類業績	236,721	84,024	26,834	102,119	–	449,698
投資物業公平價值之變動	–	62,065	–	–	–	62,065
未分配收入						3,759
未分配支出						(88,153)
利息收入						153,701
經營溢利						581,070
於收購資產之公平價值淨額的權益超過收購附屬公司成本之數額	–	22,689	–	–	–	22,689
融資成本						(47,866)
所佔聯營公司業績	412	347,835	50,750	1,516	–	400,513
所佔共同控制企業業績	5,789	(23,713)	–	326	–	(17,598)
除税前溢利						938,808
税項						(56,831)
除税後溢利						881,977

附註三十六　分類資料（續）

業務分類（續）

集團

2006

	運輸（港幣千元）	地產（港幣千元）	酒店及消閒（港幣千元）	投資及其他（港幣千元）	各分類間之撇銷（港幣千元）	綜合（港幣千元）
資產						
分類資產	2,541,762	5,850,554	692,532	1,435,121	(33,726)	10,486,243
聯營公司	3,566	546	205,311	1,347	–	210,770
共同控制企業	24,540	958,179	(20,533)	–	–	962,186
未分配資產						1,881,334
總資產						13,540,533
負債						
分類負債	359,223	446,868	59,617	18,476	(33,726)	850,458
未分配負債						1,953,302
總負債						2,803,760
其他資料						
資本開支	50,985	25,051	82,729	6,767		
折舊	112,510	4,472	4,218	1,004		
攤銷						
－租賃土地	2,976	179	10,417	–		
－無形資產	–	–	–	89		
減值虧損						
－商譽	–	2,275	–	–		
－應收賬款	–	52	1,991	–		

附註三十六　分類資料（續）

地區分類

集團

	香港 （港幣千元）	澳門 （港幣千元）	其他 （港幣千元）	綜合 （港幣千元）
2007				
營業額及收益	**1,751,226**	**1,438,993**	**241,963**	**3,432,182**
分類資產	**10,876,022**	**14,696,038**	**743,250**	**26,315,310**
資本開支	**385,800**	**12,016**	**194**	
2006				
營業額及收益	1,312,638	1,118,150	187,507	2,618,295
分類資產	8,891,719	4,049,286	599,528	13,540,533
資本開支	155,958	15,566	1,680	

附註三十七　重大關連人士交易

a) 年內重大關連人士交易詳情如下：

	附註	2007 (港幣千元)	2006 (港幣千元)
澳門娛樂集團	(i)		
澳門娛樂股息收入		60,859	108,541
售予澳門娛樂集團船票	*	423,227	462,453
就澳門娛樂集團購買的船票向澳門娛樂集團授出的折扣	*	21,029	23,038
就澳門娛樂集團銷售的船票向澳門娛樂集團支付的佣金	*	20,471	17,540
就管理酒店及澳門旅遊塔會展娛樂中心 向澳門娛樂收取的費用	*	34,874	34,390
就澳門船務向澳門娛樂集團購入燃料	*	323,591	248,976
澳門娛樂集團代本集團收取在澳門銷售船票 及提供有關服務的金額		472,705	404,336
就澳門船務開支向澳門娛樂集團償還的金額		160,966	136,605
澳門娛樂集團償還其分享的員工開支及行政資源		24,904	30,183
收購氹仔新城市發展有限公司及轉讓相關之 澳門娛樂集團提供的股東貸款	*	2,290,000	–
聯營公司			
付予聯營公司之保險費		32,593	34,948
共同控制企業			
代共同控制企業收取渡輪乘客處理費		47,772	40,844
主要管理人員			
根據與新世界發展有限公司(新世界發展)之共同控制 企業訂立的渡輪服務合作協議而收取的費用	(ii) *	22,500	30,000
董事酬金	(iii)		
薪金及其他短期僱員福利		29,834	29,184
退休福利		1,062	1,063
其他關連人士			
就出售船票而付予香港中國旅行社有限公司 (香港中旅)的佣金	(iv) *	38,143	32,803
香港中旅代本集團收取銷售船票及提供有關服務的淨收入	(iv)	205,871	184,523
付予香港寶嘉建築有限公司(香港寶嘉)之設計及建築費	(v)	329,672	51,015

附註三十七 重大關連人士交易（續）

b) 於結算日，本集團與關連人士之往來款如下：

	附註	2007 (港幣千元)	2006 (港幣千元)
澳門娛樂集團	(i)		
澳門娛樂向附屬公司提供之少數股東貸款	(vi) *	**100,000**	100,000
存於澳門娛樂之附屬公司誠興銀行有限公司的銀行戶口		**26,938**	22,446
共同控制企業			
共同控制企業欠款	(vii)	**444,261**	417,831
應付共同控制企業之建築成本		**28,983**	30,148
主要管理人員			
新世界發展向附屬公司提供之少數股東貸款	(viii)	**248,195**	155,044
何鴻燊博士實益擁有之公司向附屬公司提供之少數股東貸款	(ix) *	**104,747**	112,747
附屬公司付予Sai Wu Investimento Limitada (Sai Wu) 之可退還按金	(x) *	**500,000**	500,000
其他關連人士			
Dragages Investments Limited (DI) 向附屬公司提供之少數股東貸款	(v)	**66,000**	17,454
新鴻基地產發展有限公司(新地)向附屬公司提供之少數股東貸款	(viii)	**721,553**	466,674
應收香港中旅之賬款	(iv)	**15,265**	16,430
應付香港寶嘉之設計及建築費用	(v)	**71,808**	13,494

附註：

(i) 本公司董事何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及岑康權先生擁有澳門娛樂之實益權益。何鴻燊博士、拿督鄭裕彤博士(一企業董事之委任代表)、莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事。澳門娛樂為本公司主要股東之一。

(ii) 拿督鄭裕彤博士為新世界發展主席。

(iii) 董事酬金之詳情披露於財務報表附註第七項。

(iv) 香港中旅為香港中旅國際投資有限公司之附屬公司。香港中旅國際投資有限公司為一家附屬公司的少數股東。

(v) 附屬公司合天集團有限公司(合天)持有位於香港國際機場的酒店發展項目。合天由本集團佔百分之七十，DI佔百分之三十。DI為香港寶嘉的全資擁有的附屬公司。少數股東貸款屬無抵押、免息及無固定還款期。

(vi) 附屬公司信德娛樂服務股份有限公司持有澳門地盤的發展權。該附屬公司由本集團佔百分之八十，澳門娛樂佔百分之二十。少數股東貸款屬無抵押、免息及無固定還款期。

附註三十七　重大關連人士交易（續）

附註：（續）

(vii) 共同控制企業欠款屬無抵押。其中9,200,000港元（二零零六年：9,200,000港元）應要求償還，333,540,000港元（二零零六年：333,540,000港元）於二零一零年十二月五日或之前償還，30,487,000港元（二零零六年：30,440,000港元）於其中一方發出通知後償還，而餘額則無固定還款期。其中7,200,000港元（二零零六年：7,200,000港元）以年利率百分之五（二零零六年：百分之五）計息，333,540,000港元（二零零六年：333,540,000港元）以香港銀行同業拆息加百分之三（二零零六年：香港銀行同業拆息加百分之三）的年利率計息，而餘額則免息。年內相關利息收入為24,547,000港元（二零零六年：13,476,000港元）。於結算日，應收利息41,431,000港元（二零零六年：17,424,000港元）尚未償還。

(viii) 附屬公司隆益投資有限公司（隆益）及Treasure Peninsula Limited (TPL) 分別持有寶翠園發展項目及為寶翠園買家提供二按貸款。隆益及TPL均由本集團佔百分之五十一，新地佔百分之二十九，新世界發展佔百分之十，無關連第三者佔百分之十。新世界發展及新地向隆益提供之少數股東貸款屬無抵押、以香港銀行同業拆息加百分之零點五八（二零零六年：香港銀行同業拆息加百分之零點五八）之年利率計息及無固定還款期。新世界發展及新地向TPL提供之少數股東貸款屬無抵押、免息及無固定還款期。

新地亦向附屬公司Onluck Finance Limited (OFL) 提供少數股東貸款*。OFL為昇悅居買家提供二按貸款。OFL由本集團佔百分之六十四點五六，新地佔百分之三十五點四四。少數股東貸款屬無抵押、免息及無固定還款期。

(ix) 附屬公司信德文化廣場有限公司（信德文化）擁有廣州信德商務大廈百分之百權益。信德文化由本集團佔百分之六十，一家由何鴻燊博士擁有實益權益的公司佔百分之四十。少數股東貸款屬無抵押、免息及無固定還款期。

(x) 附屬公司信德南灣投資有限公司（信德南灣）與Sai Wu訂立有條件買賣協議，以收購澳門南灣澳門塔毗鄰物業地盤土地發展權之權益。Sai Wu的股權分配，由何鴻燊博士實益佔百分之六十，其他獨立第三者佔百分之四十。信德南灣付予Sai Wu500,000,000港元之可退還按金以順延收購完成日，而沒有更改代價或收購之其他條款。於二零零七年六月二十日，收購完成日由二零零七年六月三十日順延至二零零八年六月三十日或之前。

* 此等關連人士交易按香港聯合交易所有限公司證券上市規則亦構成須披露之關連交易或持續關連交易。

附註三十八　公積金計劃

本集團為所有合資格的僱員提供一項界定供款計劃。本集團已根據強制性公積金計劃條例於二零零零年十二月設立強制性公積金（強積金）計劃。由於本集團現行職業退休計劃已獲豁免，所有強積金計劃成立以前之職業退休計劃成員均可選擇加入強積金計劃或維持職業退休計劃。而所有於二零零零年十二月或以後加入本集團之新入職合資格的僱員，均參加強積金計劃。在強積金計劃下，本集團和員工均須以僱員有關入息（以20,000港元為上限）之百分之五作為供款。員工可選擇高於此最低供款額之自願性供款及本集團以上限為僱員有關入息百分之五作為供款。

在職業退休計劃下，本集團和員工均須每月以僱員基本薪金之百分之五作為供款。本集團亦為所有合資格的澳門僱員設立一項界定供款計劃。退休計劃之供款可由僱主一方或僱主與僱員相方按僱員每月基本薪金百分之五至十支付。

上述強積金計劃及其他公積金計劃的資產均由獨立信託人管理。本集團於截至二零零七年十二月三十一日止年度之收益表中扣除之供款為23,750,000港元（二零零六年：18,008,000港元）。兩年均沒有因員工退出強積金以外之公積金計劃而被沒收僱主供款以抵銷本集團供款。至結算日止，本集團有28,982,000港元（二零零六年：22,906,000港元）之沒收供款可用以抵銷日後本集團對有關計劃的供款。

附註三十九　承擔

a) 資本承擔

	集團	
	2007 (港幣千元)	2006 (港幣千元)
已簽約但未撥備	**506,010**	858,736
已批准但未簽約	**4,557**	22
	510,567	858,758

於結算日，本集團尚有以下承擔：

(i) 支付現金523,000,000港元（二零零六年：250,000,000港元）及發行148,883,374股（二零零六年：148,883,374股）本公司之普通股，用作收購澳門南灣澳門塔毗鄰物業地盤土地發展權之權益。

(ii) 本集團所佔共同控制企業注資及貸款1,535,000,000港元（二零零六年：2,308,000,000港元）以提供多個澳門項目所需資金。

b) 租賃承擔

不能取消之營運租約下，來年應付最低租金總額如下：

	集團	
	2007 (港幣千元)	2006 (港幣千元)
第一年內	**25,621**	5,948
第二至第五年內	**35,622**	6,925
第五年後	**50**	–
	61,293	12,873

按營運租賃持有土地之租賃安排概列於財務報表附註第十四項、第二十二項及第二十三項。除此等租賃外，本集團之營運租約期介乎一年至七年。

附註三十九　承擔（續）

c) 來年應收最低租金

不能取消之營運租約下，來年應收最低租金總額如下：

	集團	
	2007 **（港幣千元）**	2006 （港幣千元）
第一年內	**101,452**	97,659
第二至第五年內	**140,521**	121,124
第五年後	**31,140**	41,107
	273,113	259,890

本集團之營運租約期介乎一年至二十年。

d) 物業發展承擔

本集團物業發展項目下已簽約之承擔為1,926,078,000港元（二零零六年：461,052,000港元），其中1,376,002,000港元（二零零六年：397,387,000港元）為本集團所佔共同控制企業之此等承擔。

附註四十　或然負債

	集團		公司	
	2007 **（港幣千元）**	2006 （港幣千元）	**2007** **（港幣千元）**	2006 （港幣千元）
本公司為附屬公司取得信貸提供擔保	**–**	–	**5,912,000**	647,000
本公司為本集團取得銀行擔保提供擔保	**60,547**	59,247	**60,547**	59,247
未支付信用狀	**–**	16,515	**–**	–

除以上所述者外，本集團在一份營運協議下為共同控制企業尚欠第三者款項向此第三者提供擔保。於結算日，本集團所佔此等或然負債為2,716,000港元（二零零六年：2,232,000港元）。

附註四十一　財務工具

財務風險管理

本集團承擔就其日常業務過程中及財務工具所產生之信貸風險、流動風險及市場風險。本集團採用穩健的財務風險管理政策及其風險管理目標、政策及進程，主要注重減低對本集團表現及狀況的潛在不利影響。

a) 信貸風險

本集團承擔財務資產信貸風險，如交易對手未能履行其責任可能會導致虧損。此等財務資產主要包括債務證券、應收按揭貸款、聯營公司及共同控制企業欠款、貿易及其他應收賬款、銀行存款及銀行結餘。

本集團乃根據明確並合乎市場需要和客戶業務的信貸政策管理由貿易應收賬款所產生的信貸風險。銷售信貸只會通過協商給予交貿紀錄良好的主要客戶。

數據概略

	集團		公司	
	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)
可出售投資	**28,527**	26,736	**–**	–
應收按揭貸款	**38,931**	82,158	**–**	–
其他非流動資產	**573,019**	803,509	**11,298,719**	5,677,931
貿易及其他應收賬款及 已付按金(按金及預付款除外)	**532,612**	220,835	**54,538**	10,631
衍生財務工具	**32,608**	–	**–**	–
銀行存款、現金及銀行結餘	**3,564,534**	3,427,514	**1,130,118**	1,738,870
	4,770,231	4,560,752	**12,483,375**	7,427,432

本集團有信貸風險集中於一家共同控制企業欠款375,000,000港元(二零零六年：350,000,000港元)。該共同控制企業財務狀況穩健，故此董事認為信貸風險輕微。

於結算日，信貸風險的最高承擔為各財務資產的賬面值及包括為若干人士提供之財務擔保(詳情概列於附註第四十項)。

應收按揭貸款以物業之第二按揭作抵押，減低其信貸風險。

董事認為本集團的其他財務工具(主要包括現金及等同現金)的交易對手均擁有高度之信貸可信性，故此信貸風險有限。

附註四十一　財務工具 (續)

b) 流動性風險

本集團承擔財務負債所產生的流動性風險。本集團之政策乃定期監察流動資金需要及並遵守貸款契約情況，和安排足夠資金及現金儲備，以作為營運資金及投資項目的所需現金。此外，本集團亦有備用之銀行信貸以應付突發事項的需要。

財務負債的數據概略及合約到期日分析

集團

	不超過一年 (港幣千元)	一年後但五年內 (港幣千元)	超過五年 (港幣千元)	超過一年但無固定還款期 (港幣千元)	賬面值及合約性未折現現金流量 (港幣千元)
2007					
銀行借貸	3,216,982	2,871,232	121,268	–	6,209,482
貿易及其他應付賬款	1,065,379	–	–	–	1,065,379
少數股東貸款	–	–	–	1,515,795	1,515,795
	4,282,361	2,871,232	121,268	1,515,795	8,790,656
2006					
銀行借貸	91,742	783,997	50,985	–	926,724
貿易及其他應付賬款	634,005	–	–	–	634,005
衍生財務工具	26,141	–	–	–	26,141
少數股東貸款	–	–	–	974,314	974,314
	751,888	783,997	50,985	974,314	2,561,184

附註四十一　財務工具（續）

c) 市場風險

i) 利率風險

本集團因計息財務資產及負債受利率變動之影響而承擔利率風險。本集團之政策乃透過維持恰當及穩健的定息及浮息財務資產及負債比率水平，及於重大不利市場利率變動時，償還及／或售出相關定息及浮息之財務資產及負債，以定期監察及管理利率風險（包括公平價值利率風險及現金流量利率風險）。

數據概略

集團

	2007 (港幣千元)	2006 (港幣千元)
浮息財務資產／(負債)		
可出售投資	**18,791**	17,314
應收按揭貸款	**42,965**	85,830
共同控制企業欠款	**333,540**	333,540
結構性票據及存款	**78,020**	77,790
銀行結餘及存款	**3,415,342**	3,318,102
銀行借貸	**(6,209,482)**	(926,724)
少數股東貸款	**(516,950)**	(26,950)
	(2,837,774)	2,878,902
定息財務資產		
可出售投資	**9,736**	9,422
聯營公司欠款	**–**	258,461
共同控制企業欠款	**7,200**	7,200
結構性票據及存款	**85,822**	–
	102,758	275,083
計息(負債)／資產淨額	**(2,735,016)**	3,153,985

附註四十一　財務工具(續)

c) 市場風險(續)

i) 利率風險(續)

公司

	2007 (港幣千元)	2006 (港幣千元)
浮息財務資產		
附屬公司欠款	408,471	358,893
結構性票據及存款	78,020	77,790
銀行結餘及存款	1,121,409	1,730,216
	1,607,900	2,166,899
定息財務資產		
結構性票據及存款	39,010	–
計息資產	1,646,910	2,166,899

敏感度分析

於二零零七年十二月三十一日，倘利率減少100基點，而所有其他因素維持不變，則本集團除稅後溢利及權益將增加27,200,000港元，主要由於淨浮息財務負債之淨利息支出減少。(二零零六年：減少25,000,000港元，主要由於淨浮息財務資產之淨利息收入減少)。

於二零零七年十二月三十一日，倘利率增加100基點，而所有其他因素維持不變，則本集團除稅後溢利及權益將減少27,200,000港元，主要由於淨浮息財務負債之淨利息支出增加。(二零零六年：增加25,000,000港元，主要由於淨浮息財務資產之淨利息收入增加)。

敏感度分析乃假設利率變動於結算日發生，並應用在該日存在的相關財務工具所承擔的利率風險。增加／減少100基點指管理層對於該日直至下個結算日止期間利率的合理可能變動的估計。

二零零六年之分析乃根據相同基準進行。

附註四十一　財務工具（續）

c) 市場風險（續）

ii) 貨幣風險

本集團因持有以美元、澳門幣及人民幣為單位的財務資產而承擔貨幣風險。

本集團密切地監察及管理貨幣風險，特別是沒有與港元（本集團之功能貨幣）掛鈎的貨幣所產生的貨幣風險。

就本集團以美元及澳門幣為單位之財務資產而言，其貨幣持續與港幣掛鈎，所以本集團對此等貨幣所承擔之貨幣風險屬極微。本集團以人民幣為單位之財務資產所承擔之貨幣風險歷來及通常並未有重大影響。本集團管理層繼續監控本集團所面對之該等外幣風險，以確保其處於可控制水平，並在有需要時考慮對沖外匯的風險。

數據概略

集團

	美元 （港幣千元）	澳門幣 （港幣千元）	人民幣 （港幣千元）	總額 （港幣千元）
2007				
可出售投資	106,531	–	–	106,531
結構性票據及存款	181,419	–	–	181,419
股票掛鈎票據	22,167	–	–	22,167
銀行存款	626,943	–	–	626,943
現金及銀行結餘	3,866	15,871	39,435	59,172
貿易及其他應收賬款	2,304	36,777	3,366	42,447
貿易及其他應付賬款	(44,527)	(33,912)	(8,001)	(86,440)
	898,703	18,736	34,800	952,239
2006				
可出售投資	78,140	–	–	78,140
結構性票據及存款	89,223	–	–	89,223
股票掛鈎票據	11,844	–	–	11,844
銀行存款	560,316	–	–	560,316
現金及銀行結餘	13,158	12,874	22,697	48,729
貿易及其他應收賬款	991	46,482	1,591	49,064
貿易及其他應付賬款	(40,716)	(30,260)	(3,224)	(74,200)
	712,956	29,096	21,064	763,116

附註四十一 財務工具 (續)

c) 市場風險 (續)

ii) 貨幣風險 (續)

公司

	美元 (港幣千元)	澳門幣 (港幣千元)	人民幣 (港幣千元)	總額 (港幣千元)
2007				
結構性票據及存款	**117,030**	**–**	**–**	**117,030**
銀行存款	**310,688**	**–**	**–**	**310,688**
現金及銀行結餘	**246**	**116**	**–**	**362**
	427,964	**116**	**–**	**428,080**
2006				
結構性票據及存款	77,790	–	–	77,790
銀行存款	292,883	–	–	292,883
現金及銀行結餘	4,247	117	–	4,364
	374,920	117	–	375,037

敏感度分析

於二零零七年十二月三十一日，倘港元疲弱，兌換人民幣滙率減少百分之十，而其他因素維持不變，則本集團之滙兑儲備將增加3,500,000港元(二零零六年：2,100,000港元)。相反地，倘港元強勁，兌換人民幣滙率增加百分之十，而其他因素維持不變，則本集團之滙兑儲備將減少3,500,000港元(二零零六年：2,100,000港元)。

敏感度分析乃假設外匯兑換率變動於結算日發生，並應用在該日存在的相關財務工具承擔的貨幣風險。外滙兑換率之變動指管理層對於該日直至下個結算日止期間外滙兑換率的合理可能變動的估計。

本集團沒有就以美元及澳門幣為單位之財務資產所承擔之貨幣風險作出敏感度分析。因考慮到港元與美元及澳門幣已掛鈎多年及香港與澳門各自之政府繼續實行不修改聯繫匯率，所以管理層估計於結算日直至下個結算日，港元兑換美元及澳門幣的合理可能變動並不重大。

二零零六年之分析乃根據相同基準進行。

附註四十一　財務工具（續）

c) 市場風險（續）

iii) 股本價格風險

本集團因持有上市及非上市股本證券、股票掛鈎票據及股票遠期銷售合約而承擔股本價格風險。

本集團之政策乃主要運用其剩餘的資金投資在有股本價格風險的財務資產，以減低股本價格風險對本集團業務營運及財務狀況之影響，同時亦提高股東回報。本集團持有上市及非上市股本證券為長遠策略性目的。

就上市股本證券而言，本集團定期檢閱上市股本證券之股票價格及公告，包括中期及年度報告，以監測其表現。投資項目之選擇乃根據各自之投資潛力和遠景，並分佈於不同行業。就非上市股本證券而言，本集團檢閱其報告，包管理報告及年度財務報表，以監測其表現。

數據概略

	集團		公司	
	2007 **（港幣千元）**	2006 （港幣千元）	**2007** **（港幣千元）**	2006 （港幣千元）
財務資產／（負債），按公平價值				
可出售投資	**703,194**	457,993	**–**	–
股票掛鈎票據	**22,167**	11,844	**–**	–
股票遠期銷售合約	**–**	(7,881)	**–**	–
	725,361	461,956	**–**	–
財務資產，按成本減值虧損				
可出售投資	**820,055**	820,301	**234,723**	234,723
	1,545,416	1,282,257	**234,723**	234,723

敏感度分析

本集團之股本投資佔按公平價值列賬的財務資產百分之九十二點五（二零零六年：百分之九十二點一），此等承擔股本價格風險的投資分類為可出售投資，並於香港、亞太區及美國認可的證券交易所上市。於二零零七年十二月三十一日，倘股本價格增加百分之十，則本集團之權益將增加67,100,000港元（二零零六年：43,300,000港元）。倘股本價格下跌波幅相同，則本集團之權益將減少67,100,000港元（二零零六年：43,300,000港元）。除非股本價格之減少代表任何投資的減值，否則本集團之除稅後溢利將不受影響。

敏感度分析乃假設股本價格變動於結算日發生，並應用在該日存在的相關財務工具之股本價格風險。股本價格之變動指管理層於該日對股本價格直至下個結算日止期間股本價格合理可能變動之估計。

附註四十一 財務工具(續)

c) 市場風險(續)

iii) 股本價格風險(續)

二零零六年之分析乃根據相同基準進行。

敏感度分析對於財務工具之固有風險沒有代表性

本集團之非上市股本投資按成本減值虧損計量,此等投資並沒有活躍市場報價及以其他方法合理地估計公平價值明確地不可行(附註十九)。由於缺乏市場報價,故沒有敏感度分析能代表該等財務工具之風險。

iv) 商品價格風險

本集團因持有燃料掉期合約而承擔商品價格風險。本集團之政策乃限制商品價格風險之承擔而本集團現時承擔之風險並不重大。

數據概略

	集團	
	2007 (港幣千元)	2006 (港幣千元)
財務資產/(負債),按公平價值		
燃料掉期合約	30,319	(18,260)

因本集團承擔之商品價格風險並不重大,所以沒有編製敏感度分析。

財務工具類別

於結算日,各財務工具類別之賬面值如下:

	集團		公司	
	2007 (港幣千元)	2006 (港幣千元)	2007 (港幣千元)	2006 (港幣千元)
財務資產				
一 被劃定為按公平價值列賬及列入溢利或虧損之財務資產	39,744	23,277	–	–
一 持作買賣用途	2,289	–	–	–
貸款和應收賬款(包括現金及等同現金)	4,669,352	4,510,739	12,477,357	7,426,440
可出售財務資產	1,551,776	1,305,030	234,723	234,723
財務負債				
持作買賣用途之財務負債	–	7,881	–	–
以攤銷成本計量之財務負債	8,790,656	2,535,043	4,317,569	1,072,652

附註四十二　資本管理

本集團管理資本之目標乃保障本集團能夠繼續根據持續經營基準經營，繼續為股東提供回報及為其他權益持有人帶來利益，並維持最佳的資本結構以減低資金成本。

本集團積極及定期對資本架構開展檢討及管理。本集團管理其資本架構並因應現時及預期債務及權益資本市場條件、本集團投資策略及機會、預計經營現金流量及資本開支，及基本市場條件對其資本架構作出調整。為了維持或調整資本結構，本集團可能會調整借貸水平、支付予股東的股息或發行新股。

本集團利用淨負債對經調整資本比率監察其資本架構。淨負債按總負債(包括流動及非流動銀行借貸)減去現金及等同現金計算。經調整資本包括本公司股東應佔權益內所有項目減去對沖儲備。於二零零七年，本集團之策略為維持穩健之淨負債對經調整資本比率，此策略自二零零六年起從未改變。

於二零零七年及二零零六年十二月三十一日之淨負債對經調整資本比率如下:

	集團	
	2007 (港幣千元)	2006 (港幣千元)
銀行借貸	6,209,482	926,724
減：現金及等同現金	(3,585,416)	(3,452,774)
淨負債／(盈餘)	2,624,066	(2,526,050)
本公司股東應佔權益	13,038,505	8,753,138
減：對沖儲備	(10,656)	6,417
經調整資本	13,027,849	8,759,555
淨負債對經調整資本比率	20.1%	–

二零零七年度淨負債對經調整資本比率之增加，主要是由於為澳門物業項目融資，導致銀行借貸增加及銀行存款減少，但已發行新股抵銷。

附註四十三 關鍵會計估計及判斷

集團在編製財務報表的過程中於適當時作出估算、假設及判斷。此等估算乃根據過往經驗及其他因素而作出，其他因素包括在該等情況下對未來事項相信為合理的期望，而按定義對未來事項的期望很少與相關的實際結果相等。對資產及負債賬面值有重要影響的估算及假設如下：

a) **投資物業估值**

每項投資物業於每個結算日由獨立估值師按其市場價值以現行基準獨立評估。估值師依賴現金流量分析之折現及收入資本化方式為主要估值方法，並以直接比較法作輔助評估。此等方法採用日後業績估算及一系列特定假設以反映每項物業租賃及現金流量概況。每項投資物業反映(其中包括)來自現有租約及按現有市況估計未來租約之租金收入。公平價值按相同基準反映任何預期有關物業之現金外流。

b) **商譽之估計減值**

根據附註二(c)所述的會計政策，本集團每年測試商譽是否出現減值。現金產生單位的可收回金額按照使用價值計算而釐定。此等計算需要利用估算。

c) **物業、機器及設備的可用年期**

本集團的管理層釐定物業、機器及設備的估計可用年期及相關的折舊支出。這估算乃根據過往類別與功能類同的物業、機器及設備的經驗而釐定。創新科技可導致重大改變。管理層會因應與先前估算不乎的可用年期而改變其折舊支出，同時亦會把過時及廢棄或已變賣的資產撇除或減值。

d) **所得稅**

本集團需要在某些司法權區繳納所得稅。在釐定所得稅撥備時，需要作出重大判斷。在一般業務過程中，有許多交易和計算所涉及的最終稅務釐定都是不確定的。如此等事件的最終稅務後果與最初記錄的金額不同，此等差額將影響作出此等最終稅務釐定期間的所得稅和遞延稅撥備。

遞延稅項資產的確認主要涉及稅項虧損，並取決於對可用於抵銷可動用稅項虧損的未來應課稅溢利的預期，但實際應用結果可能有所不同。

e) **可供出財務資產減值**

本集團在釐定一項可供出售財務資產是否已減值時，依循《香港會計準則》第39號的指引。此項釐定需要有重大判斷。在作出此項判斷時，本集團評估(包括其他因素)某項投資的公平價值低於其成本的持續時間和數額，以及接受投資者的財政健全情況和短期業務前景，包括的因素例如行業和範疇表現、技術變遷以及營運和融資現金流量等。

附註四十三　關鍵會計估計及判斷（續）

f) 用作發展或發展中物業之估計可變現淨值

釐定本集團之用作發展或發展中並擬作出售的物業是否需要撥備時，本集團考慮此等物業之最近市場狀況及估計此物業之市值（相同於估計銷售價減估計銷售費用）減估計完成此物業之成本。如物業之估計市值低於其賬面值，則須作出撥備。

附註四十四　比較數字

若干比較數字已重新分類，以符合本年度的呈報方式。

附註四十五　通過財務報表

本財務報表經董事會於二零零八年四月八日通過。

主要附屬公司、聯營公司及合營投資

	註冊地點／主要經營地點	發行及已繳足普通股本／註冊資本	本集團所佔股權百分比	主要業務
運輸				
信德輪船有限公司	香港	2港元	100	投資控股
Interdragon Limited	英屬處女群島	10,000美元	60	投資控股
信德中旅船務投資有限公司	英屬處女群島	10,000美元	42.6	投資控股
Glowfield Group Limited	英屬處女群島	27美元	42.6	投資控股
信德中旅輪船有限公司	英屬處女群島	2美元	42.6	投資控股
信德中旅船務管理有限公司	香港／香港－澳門	200港元 1,000,000港元+	42.6	船務管理
海洋造船工程有限公司	香港	200港元 100,000港元+	42.6	建造及修理船舶
華顯投資有限公司	香港／香港－澳門	2港元 2港元+	42.6	航運
遠東水翼船務有限公司	香港／香港－澳門	2,000港元 5,000,000港元+	42.6	航運
港澳飛翼船有限公司	香港／香港－澳門	10,000,000港元	42.6	航運
Ravenser Enterprises Limited	香港／香港－澳門	20港元 1,000,000港元+	42.6	航運
大德興船務有限公司	香港／香港－澳門	200港元 5,200,000港元+	42.6	航運
地產－香港				
信德發展有限公司	香港	27,840,000港元	100	投資控股
Bonsuric Company Limited	香港	2港元	100	物業發展
Garraton Investment Limited	香港	1,000港元	100	物業投資
Goform Limited	香港	2港元	100	物業投資
可時發展有限公司	香港	2港元	100	物業投資
Iconic Palace Limited	香港	20港元	100	物業投資
Shun Tak Property Investment & Management Holdings Limited	香港	2港元	100	物業投資及管理
隆益投資有限公司	香港	100港元	51	物業投資及發展
Treasure Peninsula Limited	香港	1,000港元	51	二按貸款

	註冊地點／ 主要經營地點	發行及已繳足 普通股本／ 註冊資本	本集團 所佔股權 百分比	主要業務
地產－澳門				
Eversun Company Limited	香港／澳門	200港元	100	物業投資
信德南灣投資有限公司	澳門	澳門幣25,000元	100	物業發展
基城投資有限公司**	英屬處女群島／澳門	10,000美元^	51	物業發展
氹仔新城市發展有限公司	澳門	澳門幣10,000,000元	100	物業投資及發展
天惠發展有限公司	澳門	澳門幣100,000元	79	物業投資及發展
地產－國內				
信德文化廣場有限公司	香港	10港元	60	投資控股
廣州信德房地產有限公司**	中國	130,000,000港元@	60	物業投資
酒店及消閒				
Florinda Hotel International Limited	英屬處女群島／澳門	1美元	100	酒店管理
信德旅遊有限公司	香港	2,000,000港元	100	旅行社服務
信德娛樂服務股份有限公司	澳門	澳門幣1,000,000元	80	物業持有
合天集團有限公司**	香港	10,000港元	70	酒店發展
Excelsior－Hoteis e Investimentos, Limitada**	澳門	澳門幣20,000,000元#	50	經營酒店
海島旅遊發展有限公司	澳門	澳門幣200,000,000元#	35	酒店及高爾夫球會所業務
財務				
信德財務有限公司	香港	2港元	100	財務管理
Shun Tak Finance (Overseas) Limited	澤西	12美元 26,360美元*	100 100	財務管理
Step Ahead International Limited	英屬處女群島／香港	1美元	100	一般投資

主要附屬公司、聯營公司及合營投資

上表所列乃董事認為對本集團之業績及資產淨值有相當影響之主要附屬公司、聯營公司及合營投資。以董事之意見，若將全部附屬公司、聯營公司及合營投資之詳細資料列出，則會過於冗長。

除信德輪船有限公司、信德發展有限公司及Shun Tak Property Investment & Management Holdings Limited為本公司直接擁有的全資附屬公司外，上表所列其他附屬公司、聯營公司及合營投資均為間接擁有。

+ 沒有投票權之遞延權益股

* 可贖回優先股

@ 註冊資本

聯營公司

^ 合營投資

** 非由屈洪疇會計師事務所有限公司審核之公司

五年財務概要

	2007 (港幣百萬元)	2006 (港幣百萬元)	2005 (港幣百萬元)	2004 (港幣百萬元)	2003 (港幣百萬元)
綜合收益表					
營業額	**3,318**	2,509	2,489	3,749	5,151
本公司股東應佔溢利	**1,014**	664	364	480	327
股息總額	**316**	279	146	231	97
綜合資產負債表					
非流動資產	**9,608**	7,919	6,388	6,595	7,478
流動資產	**16,707**	5,622	5,468	5,548	5,429
流動負債	**(5,170)**	(814)	(780)	(1,421)	(1,296)
非流動負債	**(5,762)**	(1,990)	(2,113)	(2,197)	(3,832)
資產淨值	**15,383**	10,737	8,963	8,525	7,779
股本	**582**	548	520	520	486
儲備	**12,292**	8,030	6,530	6,220	5,875
擬派股息	**164**	175	94	135	68
本公司股東應佔權益	**13,038**	8,753	7,144	6,875	6,429
少數股東權益	**2,345**	1,984	1,819	1,650	1,350
權益總值	**15,383**	10,737	8,963	8,525	7,779
發行及已繳足股份數目（百萬股）	**2,328**	2,191	2,082	2,080	1,942
業績數據					
每股盈利（港仙）					
－基本	**45.7**	31.0	17.5	23.7	16.8
－攤薄後	**43.9**	29.7	16.8	22.7	16.7
每股股息（港仙）					
－中期	**7.0**	4.5	2.5	4.5	1.5
－末期	**7.0**	8.0	4.5	6.5	3.5
盈利派息比率	**3.3**	2.5	2.5	2.2	3.4
流動資產與流動負債比率	**3.2**	6.9	7.0	3.9	4.2
資本與負債比率 (%)	**20.1**	–	–	–	–
本公司股東應佔權益回報率 (%)	**7.8**	7.6	5.1	7.0	5.1
每股資產淨值（港元）	**6.6**	4.9	4.3	4.1	4.0

發行及已繳足股份數目乃根據結算日已發行股份釐定。

資本與負債比率即淨借貸與本公司股東應佔權益之比例。

	2007	2006	2005	2004	2003
各部門職員					
總公司	**174**	161	137	146	129
運輸	**1,796**	1,759	1,741	1,669	1,654
地產	**328**	294	245	230	263
酒店及消閒	**143**	121	125	72	63
投資及其他	**89**	86	1	1	–

股東週年常會通告

茲通告信德集團有限公司訂於二零零八年六月十九日(星期四)下午三時假座香港中環干諾道中200號信德中心招商局大廈一樓澳門賽馬會香港會所黃金閣召開股東週年常會，商議下列事項：

一. 省覽及通過截至二零零七年十二月三十一日止財政年度經審核之財政報告、董事會報告及核數師報告。

二. 宣派末期股息。

三. 重選董事。

四. 續聘核數師並釐定其酬金。

五. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

普通決議案

「動議：

(甲) 在本決議案(乙)段之限制下，批准一般性及無條件授權本公司董事會在有關期間內行使權力以購回本公司股份；

(乙) 本公司根據本決議案(甲)段之批准按香港公司股份購回守則在香港聯合交易所有限公司或由證券及期貨事務監察委員會及香港聯合交易所有限公司就購回股份而認可之任何其他證券交易所購回之股份面值總額不得超過本決議案獲通過當日本公司已發行股本面值總額之百分之十，而上述之批准亦須受此限制；

(丙) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力。」

六. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

普通決議案

(一)「**動議**：

(甲) 在本決議案(丙)段之限制下，根據公司條例第57B條，批准一般性及無條件授權本公司董事會在有關期間內行使本公司之權力以便配發、發行及處置本公司股本中之額外股份，並作出或授予可能需要行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(乙) 本決議案(甲)段之批准授權本公司董事會在有關期間作出或授予可能須於有關期間以後行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(丙) 本公司董事會依據本決議案(甲)段批准配發或同意有條件或無條件配發(不論是否依據行使期權而配發者)之股本面值總額，惟不包括(i)供股、(ii)根據行使由本公司發行附有權利認購或可轉換為本公司股份之任何現有認股權證、債券、債權證、票據及其他證券之認購權或換股權、(iii)當時或將獲採納授予或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似安排或(iv)任何根據本公司組織章程細則而作出以配發股份代替本公司派發之全部或部份股息之以股代息計劃或類似安排，不得超過下列各項之總額：

(aa) 本決議案通過當日本公司已發行股本面值總額之百分之二十，另加；

(bb) (倘本公司董事會獲本公司股東另行通過普通決議案授權)在本決議案獲通過後本公司購回之本公司股本面值(最高以本決議案通過當日本公司已發行股本面值總額之百分之十為限)，而上述之批准亦須受此限制；

(丁) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力；及

「供股」指本公司董事會於其所訂定之期間內向於其一指定記錄日期已名列本公司股東名冊之股份持有人(及，如適用，向本公司其他證券之合資格持有人)，按彼等當時持有該等本公司股份(或，如適用，該等其他證券)之比例向彼等配股或發行有權認購本公司股份之期權、認股權證或其他證券(惟在所有情況下本公司董事會有權就零碎配額，或經考慮適用於本公司任何地域之法律之任何限制或責任或任何認可監管機構或證券交易所之規定後，作出其認為必須或權宜之豁免或其他安排)。」

(二)「**動議** 批准授予本公司董事會行使本會議通告第六項所載第(一)項決議案(甲)段所述之本公司權力並就該決議案(丙)段之中(bb)分段所述之本公司股本事宜而行使該權力。」

七. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

普通決議案

「**動議** 批准於二零零八年十二月三十一日止財政年度期間之董事袍金，獨立非執行董事每位港幣二十萬元，其他董事每位港幣五仟元，其他董事酬金由董事會釐定，直至股東週年常會上另有決定為止。」

承董事會命

曾美珠
公司秘書

香港，二零零八年四月廿八日

註冊辦事處：
香港中環
干諾道中200號
信德中心
西座39字頂樓

附註：

一. 凡有權出席上述通告召開常會及投票之本公司股東，均有權委任一位或兩位代表出席及於投票表決時代其投票，受委代表毋須為本公司股東。

二. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(指如有而言)或由公證人簽署證明之該授權書或授權文件副本，最遲須於常會或其續會召開時間四十八小時前送回本公司註冊辦事處，方為有效。

三. 本公司將由二零零八年六月十六日(星期一)至二零零八年六月十九日(星期四)，首尾兩天包括在內，暫停辦理股份過戶登記手續；在該段其間內，所有轉讓均不被接納。為確定有權享有末期股息之資格，所有轉讓文件連同有關之股票最遲須於二零零八年六月十三日(星期五)下午四時三十分前送達本公司股份過戶登記處，地址為香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司。

四. 關於上述第五項議程，董事會特請股東注意一份將連同二零零七年年報一併寄予各股東之通函，該份通函將列出香港聯合交易所有限公司上市規則有關購回股份之重要條款。股東授予董事會購回股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。

五. 關於上述第六項議程，董事會特表明現時並無計劃發行本公司任何額外新股(依據第(一)項決議案(丙)段所載第(ii)、(iii)或(iv)項議程而配發者除外)。股東授予董事會發行股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。

SHUN TAK

SHUN TAK HOLDINGS LIMITED
信德集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 242)

website: http://www.shuntakgroup.com

2007 Annual Results Announcement

GROUP RESULTS

The Group's audited profit attributable to equity holders of the Company for the year ended 31 December 2007 amounted to HK$1,013.5 million, an increase of approximately 52.7% over 2006 profit of HK$663.9 million. Basic earnings per share were HK 45.7 cents (2006: HK 31.0 cents).

DIVIDENDS

A final dividend of HK 7.0 cents (2006: HK 8.0 cents) per share has been proposed. In addition to the interim dividend of HK 7.0 cents (2006: HK 4.5 cents) per share previously paid, the total dividends for the year amounted to HK 14.0 cents (2006: HK 12.5 cents) per share.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December

	Note	**2007** *(HK$'000)*	2006 *(HK$'000)*
Turnover	3	**3,318,137**	2,508,804
Other revenues		**253,357**	263,192
Other income		**15,958**	34,395
		3,587,452	2,806,391
Cost of inventories sold or consumed		**(1,097,510)**	(670,283)
Staff costs		**(670,343)**	(601,370)
Depreciation and amortisation		**(140,551)**	(136,758)
Other costs		**(975,107)**	(878,975)
Fair value changes on investment properties		**121,283**	62,065
Operating profit	3,4	**825,224**	581,070
Excess of interest in fair value of net assets acquired over cost of acquisition of subsidiaries		**291,177**	22,689
Finance costs	5	**(61,145)**	(47,866)
Share of results of associates		**283,298**	400,513
Share of results of jointly controlled entities		**22,533**	(17,598)
Profit before taxation		**1,361,087**	938,808
Taxation	6	**(99,279)**	(56,831)
Profit after taxation		**1,261,808**	881,977
Attributable to:			
Equity holders of the Company		**1,013,548**	663,916
Minority interests		**248,260**	218,061
		1,261,808	881,977
Dividends		**316,298**	278,534
Earnings per share (HK cents)	7		
— basic		**45.7**	31.0
— diluted		**43.9**	29.7

CONSOLIDATED BALANCE SHEET

At 31 December

	Note	**2007** **(HK$'000)**	2006 (HK$'000)
Non-current assets			
Property, plant and equipment		**1,252,893**	972,843
Investment properties		**3,311,364**	2,988,264
Leasehold land		**1,312,107**	598,188
Associates		**237,214**	210,770
Jointly controlled entities		**975,236**	962,186
Intangible assets		**366,685**	4,328
Available-for-sale investments		**1,530,894**	1,279,770
Mortgage loans receivable		**38,931**	82,158
Deferred tax assets		**9,526**	16,237
Other non-current assets		**573,159**	803,649
		9,608,009	7,918,393
Current assets			
Properties for or under development		**10,775,322**	1,071,824
Inventories		**784,231**	224,346
Trade receivables, other receivables and deposits paid	8	**1,528,798**	870,417
Available-for-sale investments		**20,882**	25,260
Derivative financial instruments		**32,608**	—
Taxation recoverable		**926**	2,779
Bank deposits, cash and bank balances		**3,564,534**	3,427,514
		16,707,301	5,622,140
Current liabilities			
Bank borrowings		**3,216,982**	91,742
Trade and other payables	8	**1,065,379**	634,005
Deposits received on sale of properties		**668,863**	—
Derivative financial instruments		**—**	26,141
Provision for employee benefits		**27,314**	27,654
Taxation payable		**191,848**	34,432
		5,170,386	813,974
Net current assets		**11,536,915**	4,808,166
Total assets less current liabilities		**21,144,924**	12,726,559

	Note	**2007** *(HK$'000)*	2006 *(HK$'000)*
Non-current liabilities			
Bank borrowings		**2,992,500**	834,982
Deferred tax liabilities		**1,253,499**	180,490
Loans from minority shareholders		**1,515,795**	974,314
		5,761,794	1,989,786
Net assets		**15,383,130**	10,736,773
Equity			
Share capital		**582,077**	547,628
Reserves		**12,292,356**	8,030,269
Proposed dividends		**164,072**	175,241
Equity attributable to equity holders of the Company		**13,038,505**	8,753,138
Minority interests		**2,344,625**	1,983,635
Total equity		**15,383,130**	10,736,773

NOTES TO THE FINANCIAL STATEMENTS

Note 1 Statement of Compliance

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs, which also include Hong Kong Accounting Standards (HKASs) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Note 2 Impact of Revised Hong Kong Financial Reporting Standards

a) The adoption of HKFRS 7 has expanded the disclosures to enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments.

The adoption of HKAS 1 (Amendment) introduces new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital.

Both HKFRS 7 and HKAS 1 (Amendment) do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial instruments.

The adoption of HK(IFRIC) - Ints 8, 9 and 10 has no impact on the Group's results of operations and financial position.

b) The Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

		Effective for accounting periods beginning on or after
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions	1 March 2007
HK(IFRIC)-Int 12	Service Concession Arrangements	1 January 2008
HK(IFRIC)-Int 13	Customer Loyalty Programmes	1 July 2008
HK(IFRIC)-Int 14	HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction	1 January 2008
HKAS 1 (Revised)	Presentation of Financial Statements	1 January 2009
HKAS 23 (Revised)	Borrowing Costs	1 January 2009
HKAS 27 (Revised)	Consolidated and Separate Financial Statements	1 July 2009
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations	1 January 2009
HKFRS 3 (Revised)	Business Combinations	1 July 2009
HKFRS 8	Operating Segments	1 January 2009

Note 3 Segment Information

Business segments

2007

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	2,011,135	846,425	367,939	92,638	—	3,318,137
Inter-segment turnover	208,186	2,880	38,243	—	(249,309)	—
Other revenues	79,762	1,266	2,532	30,485	—	114,045
	2,299,083	850,571	408,714	123,123	(249,309)	3,432,182
Segment results	259,177	286,881	43,080	81,006	—	670,144
Fair value changes on investment properties	—	121,283	—	—	—	121,283
Unallocated income						3,671
Unallocated expense						(109,186)
Interest income						139,312
Operating profit						825,224
Excess of interest in fair value of net assets acquired over cost of acquisition of subsidiaries	—	291,098	79	—	—	291,177
Finance costs						(61,145)
Share of results of associates	1,545	224,980	54,834	1,939	—	283,298
Share of results of jointly controlled entities	4,455	18,881	(803)	—	—	22,533
Profit before taxation						1,361,087
Taxation						(99,279)
Profit after taxation						1,261,808
Assets						
Segment assets	2,839,913	18,290,198	1,044,267	1,682,550	(57,685)	23,799,243
Associates	5,111	2,674	228,637	792	—	237,214
Jointly controlled entities	29,124	946,873	(761)	—	—	975,236
Unallocated assets						1,303,617
Total assets						26,315,310
Liabilities						
Segment liabilities	404,207	1,860,822	152,111	11,329	(57,685)	2,370,784
Unallocated liabilities						8,561,396
Total liabilities						10,932,180
Other information						
Capital expenditure	35,729	11,265	347,685	1,305		
Depreciation	113,366	6,055	3,783	1,844		
Amortisation						
— leasehold land	2,976	181	10,417	—		
— intangible assets	—	—	—	296		
Impairment losses on receivables	—	455	278	—		

2006

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,798,201	298,640	291,234	120,729	—	2,508,804
Inter-segment turnover	141,119	2,096	32,803	—	(176,018)	—
Other revenues	67,029	933	696	40,833	—	109,491
	2,006,349	301,669	324,733	161,562	(176,018)	2,618,295
Segment results	236,721	84,024	26,834	102,119	—	449,698
Fair value changes on investment properties	—	62,065	—	—	—	62,065
Unallocated income						3,759
Unallocated expense						(88,153)
Interest income						153,701
Operating profit						581,070
Excess of interest in fair value of net assets acquired over cost of acquisition of a subsidiary	—	22,689	—	—	—	22,689
Finance costs						(47,866)
Share of results of associates	412	347,835	50,750	1,516	—	400,513
Share of results of jointly controlled entities	5,789	(23,713)	—	326	—	(17,598)
Profit before taxation						938,808
Taxation						(56,831)
Profit after taxation						881,977
Assets						
Segment assets	2,541,762	5,850,554	692,532	1,435,121	(33,726)	10,486,243
Associates	3,566	546	205,311	1,347	—	210,770
Jointly controlled entities	24,540	958,179	(20,533)	—	—	962,186
Unallocated assets						1,881,334
Total assets						13,540,533
Liabilities						
Segment liabilities	359,223	446,868	59,617	18,476	(33,726)	850,458
Unallocated liabilities						1,953,302
Total liabilities						2,803,760
Other information						
Capital expenditure	50,985	25,051	82,729	6,767		
Depreciation	112,510	4,472	4,218	1,004		
Amortisation of						
— leasehold land	2,976	179	10,417	—		
— intangible assets	—	—	—	89		
Impairment losses on						
— goodwill	—	2,275	—	—		
— receivables	—	52	1,991	—		

Geographical segments

	Hong Kong (HK$'000)	Macau (HK$'000)	Others (HK$'000)	Consolidated (HK$'000)
2007				
Turnover and revenue	**1,751,226**	**1,438,993**	**241,963**	**3,432,182**
Segment assets	**10,876,022**	**14,696,038**	**743,250**	**26,315,310**
Capital expenditure	**385,800**	**12,016**	**194**	
2006				
Turnover and revenue	1,312,638	1,118,150	187,507	2,618,295
Segment assets	8,891,719	4,049,286	599,528	13,540,533
Capital expenditure	155,958	15,566	1,680	

Note 4 Operating Profit

	2007 (HK$'000)	2006 (HK$'000)
After crediting:		
Interest income	**144,992**	166,810
Rental income from investment properties	**141,405**	138,551
Less: Direct operating expenses arising from investment properties	**(11,257)**	(17,087)
	130,148	121,464
Dividend income from investments	**76,564**	113,107
Net gain transferred from equity for available-for-sale investments on disposal of listed investments	**13,632**	11,032
After charging:		
Cost of inventories		
— properties	**341,529**	29,019
— others	**755,981**	641,264
	1,097,510	670,283

Note 5 Finance Costs

	2007 *(HK$'000)*	2006 *(HK$'000)*
Interest on bank loans and overdraft wholly repayable within 5 years	**62,391**	53,412
Interest on bank loans not wholly repayable within 5 years	**6,287**	132
Interest on loans from minority shareholders	**7,423**	1,266
Total interest expenses on financial liabilities not at fair value through profit or loss	**76,101**	54,810
Less: Amount capitalised in properties under development	**(14,956)**	(6,944)
	61,145	47,866

Note 6 Taxation

	2007 *(HK$'000)*	2006 *(HK$'000)*
Company and subsidiaries		
Hong Kong profits tax	**61,153**	32,839
Overseas tax	**31,547**	3,866
Deferred tax	**6,579**	20,126
	99,279	56,831

Hong Kong profits tax is provided for at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

Deferred tax has been provided for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits.

Note 7 Earnings per Share

The calculation of basic earnings per share is based on profit attributable to equity holders of the Company of HK$1,013,548,000 (2006: HK$663,916,000) and the weighted average number of 2,218,420,201 shares (2006: 2,144,226,359 shares) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to equity holders of the Company of HK$1,013,548,000 (2006: HK$663,916,000) and the weighted average number of 2,306,385,218 shares (2006: 2,232,941,133 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

Note 8 Trade Receivables and Payables - Ageing Analysis

Trade debtors are managed in accordance with defined credit policies, dependent on market requirements and businesses which they operate. Subject to negotiation, credit is only available for major customers with well-established trading records. The ageing analysis of trade debtors is as follows:

	2007 *(HK$'000)*	2006 *(HK$'000)*
0 — 30 days	**144,702**	124,773
31 — 60 days	**67,928**	33,950
61 — 90 days	**131,052**	8,352
over 90 days	**22,002**	15,636
	365,684	182,711

The ageing analysis of trade creditors is as follows:

	2007 *(HK$'000)*	2006 *(HK$'000)*
0 — 30 days	**505,465**	191,385
31 — 60 days	**7,712**	2,057
61 — 90 days	**1,367**	942
over 90 days	**26,923**	10,115
	541,467	204,499

BUSINESS REVIEW

Transportation

As a result of the regional dynamic economic growth and new evolving attractions in the Pearl River Delta region ("PRD"), Shun Tak-China Travel Shipping Investments Limited ("STCTS") operating under the trade name "TurboJET" recorded a 15% increase in passenger volume in 2007 to over 14 million passengers, including a record high of approximately 12.8 million passengers on its Hong Kong-Macau route. Sailing frequency registered its highest levels during the 2007 Chinese New Year holidays, with up to 356 trips in a single day. With the increased revenue, the transportation division recorded an approximately 9% year-on-year growth in operating profit to HK$259 million for the year ended 31 December 2007 (2006: HK$237 million), despite high fuel prices.

In July 2007, TurboJET co-operated with Shenzhen Xunlong Shipping Company to launch a new Macau-Shekou ferry service route to increase connectivity between Macau and the PRD region.

The TurboJET Sea Express service which connects the Hong Kong International Airport and several key destinations in the PRD, including the airports in Macau and Shenzhen, continues to be increasingly popular with travelers. The service enables passengers to transit conveniently without Hong Kong customs and immigration formalities. For further convenience of overseas-bound passengers, upstream airline check-in service was introduced at the ferry terminals in Macau and Shenzhen for people departing from the Hong Kong International Airport.

STCTS, the Group's shipping division and one of the largest high-speed ferry operators in Asia, celebrated its 45th anniversary of service in 2007. It sustains market leadership on the popular Hong Kong-Macau route, a position that it has held for more than four decades. STCTS owns a fleet of 32 vessels and is the only operator offering 24-hour ferry services between Hong Kong and Macau.

On land, Shun Tak & CITS Coach (Macao) Limited, which operates coach service within Macau and cross-boundary to several major cities in the Guangdong Province, currently has almost tripled its operating fleet to approximately 100 vehicles since end of December 2006. The coach operation recorded approximately 12 times last year's profits resulting from the opening of new attractions in Macau.

Extending its transportation network to air travel, the Group established a joint venture with China National Aviation Company Limited to hold a 49% interest in a new Macau-based airline, Macau Asia Express Limited ("MAX"). MAX is a 51% subsidiary of Air Macau Company Limited, the enclave's flagship carrier. It will offer individual travelers value-for-money flights and travel packages.

Property

The Group's property development projects recorded both significant progress and substantial market enthusiasm in both Hong Kong and Macau during the year. The Group's property division reported an operating profit of HK$287 million (2006: HK$84 million) for the year ended 31 December 2007, which was mainly attributable to the recognition of profit from Nova City Phase 2 and the launch of Radcliffe.

Radcliffe is a luxury residential development located at 120 Pokfulam Road, Hong Kong. It features ten exclusive duplex apartments of over 3,000 square feet each and was completed in the first quarter of 2007. 60% of the duplex units were recognized as sale by end December 2007.

Demolition works at Chatham Gardens in Kowloon were completed in September 2006. Design of the residential towers and commercial podium is in progress. Construction works is expected to commence in the second quarter of 2008 with completion scheduled for 2011.

The Group acquired a 79% interest in a columbarium development project in Taipa, Macau and recognized a gain of HK$291 million from the excess of interest in fair value of net assets acquired over costs of acquisition. The design of the proposed columbarium is in progress. Construction work is scheduled to commence in 2008 with completion scheduled for 2010.

Nova City is one of the largest luxury property developments in Macau. The development's first three phases feature landscaped gardens and a deluxe clubhouse spanning 210,000 square feet, among the largest of such amenities of Macau's residential developments. Nova City 2, comprising four residential towers, was completed in the second quarter of 2007. As at 31 December 2007, more than 98% of the residential units were sold. Handover of residential units to individual purchasers commenced in June 2007. Pre-sale of Nova City 3 commenced in December 2006 and more units were launched at increasing prices in 2007. As at 31 December 2007, more than 87% of residential units were sold. Superstructure works for the four residential towers of Nova City 3 is scheduled for completion in stages by 2008.

One Central is the Group's joint-venture development with Hongkong Land Holdings Limited on a prime Macau NAPE waterfront site. Superstructure works are in progress and completion is scheduled for 2009. Pre-sale of One Central Residences received phenomenal response and more than 97% of residential units were sold by December 2007. Four duplex units were offered through a market-tendering exercise in December 2007.

Shun Tak Property Management Limited ("STPML"), the Group's property management division, provides comprehensive quality services to a diversified range of residential, commercial and industrial properties. The property portfolio under the division's management extends to more than 12 million square feet in Hong Kong and Macau. STPML is the first Hong Kong company awarded an ISO9001 certificate in Macau.

Hospitality

The Group's hospitality division continues to benefit from Macau's dynamic economic boom, the opening of new attractions there and the development of its infrastructure. The hospitality division, particularly the travel-related businesses, reported an increase in operating profit to HK$43 million in 2007 (2006: HK$27 million).

The Group's acclaimed 50%-owned Mandarin Oriental Macau and 34.9%-owned Westin Resort Macau ("Westin") have traditionally held prominent positions in Macau's luxurious hotel market. Both recorded a year-on-year increase in net profit despite keen competition for hotel guests. Westin was designated "Asia's Leading Sports Resort 2007" at the World Travel Awards 2007 and, for the third consecutive year, Westin was voted the "Best Business Hotel in Macau" by readers of Business Traveller China magazine.

Macau Tower Convention & Entertainment Center ("Macau Tower"), managed by the Group, is a uniquely popular tourist attraction for its adventure activities. During the year, Macau Tower has recorded an approximately 8% year-on-year growth in visitors with an approximately 36% year-on-year growth in sales for the business of meetings, incentives, conferences, exhibitions and banquets. More than 5.8 million people have visited Macau Tower since its opening in 2001. Its major attractions include SkyJump, a 233-meter controlled-descent decelerator facility; and a 233-meter-high Bungy Jump, which together recorded more than 7,000 jumps in 2007. Both SkyJump and Bungy Jump are listed in the Guinness World Records as the world's highest adventure facilities in their respective arenas.

Investments

The Group owns an effective interest in Sociedade de Turismo e Diversões de Macau, S.A. ("STDM") of approximately 11.5%. In 2007, the Group recognized HK$61 million in ordinary dividends declared by STDM for the year 2006. STDM owns an approximately 80% equity interest in Sociedade de Jogos de Macau, S.A., one of the few gaming concessionaires licensed by the Macau SAR Government to operate casinos in Macau.

RECENT DEVELOPMENTS AND PROSPECTS

The Group's operations continue to benefit from Macau's booming tourism and economic growth.

In December 2007, the Group completed the acquisition of Nova Taipa-Urbanizações, Limitada. The Group believes the acquisition will increase the Group's developable floor area in Macau and provide an excellent opportunity to further strengthen its interest in the development of Nova Taipa Gardens and Nova City. It also demonstrates the Group's commitment in the property business, leveraging from the overall economic growth of Macau and thus complementing and enhancing the Group's core transportation and hospitality businesses in Macau.

Harbour Mile, the Group's flagship development on the Nam Van site which is centrally situated on the waterfront adjacent to Macau Tower, is under planning for a mixed-use complex.

Through Hong Kong International Airport Ferry Terminal Services Ltd., a 40%-owned joint venture, the Group holds a three year agreement with The Airport Authority Hong Kong to provide management services at SkyPier, the Hong Kong International Airport's new, permanent cross-boundary ferry terminal scheduled for completion in 2009. The terminal is one of the key features of the SkyCity development, the airport's major business and leisure development on Lantau Island.

The Group's 70%-owned joint-venture Hong Kong SkyCity Marriott Hotel project is located in the eastern section of the SkyCity. This new five-star waterfront hotel, projected to have 1,000 rooms, will be developed in two phases with 658 rooms in the first phase. Superstructure works for the first phase are in progress with completion scheduled for late 2008. The hotel will be managed by Marriott Hotels International B.V.

With the recent opening of a new plant in Macau, the Group's wholly-owned subsidiary Clean Living (Macau) Limited further extended its professional laundry service for premier institutional clients in Macau.

In September 2007, the Group placed 140 million new ordinary shares to independent third parties in a top-up placement. The net proceeds of approximately HK$1.7 billion from the top-up placement further strengthened the Group's financial position and capability to capture investment opportunities in Macau's property market. As at 31 December 2007, the Group had bank balances and deposits of approximately HK$3.6 billion.

Given its positive position and prospects, the Group is strategically leveraged to capitalize on the Pearl River Delta's favorable economic environment, particularly in Macau.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The Group's bank balances and deposits amounted to HK$3,565 million at 31 December 2007. It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. At 31 December 2007, total loan facilities available to the Group amounted to HK$10,555 million, of which HK$4,346 million remained undrawn. The loan facilities outstanding at the year end amounted to HK$6,209 million. The maturity profile of the Group's borrowings is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Over 5 years	Total
52%	3%	43%	2%	100%

Based on a net borrowings of HK$2,624 million at the year end, the Group's gearing ratio (expressed as a ratio of net borrowings to equity attributable to equity holders of the Company) was 20.1% (2006: nil). The Group will continue to maintain a healthy gearing ratio and consider to reduce its finance costs.

During the year, 5,697,670 new shares were issued upon exercise of share options and 7,902,000 shares were repurchased and cancelled. The Company incurred approximately HK$85 million for the said repurchase. Pursuant to a top-up share placement announced on 27 September 2007, the Company issued 140 million new ordinary shares on 11 October 2007 at a price of HK$12.25 per share. The proceeds, net of expenses, amounted to approximately HK$1,687 million. At 31 December 2007, the Group had commitment of HK$1,485 million to finance a joint venture project with Hongkong Land Holdings Limited to develop One Central in Macau.

Capital expenditure commitments of the Group amounted to HK$511 million, a major portion of which was related to the Hong Kong SkyCity Marriott Hotel project at the Hong Kong International Airport.

Material acquisition

In December 2007, the Group completed the acquisition of additional 75% interests in Nova Taipa-Urbanizações, Limitada through an indirect wholly owned subsidiary of the Group for a cash consideration of approximately HK$6,870 million. The Group now owns 100% interest in Nova Taipa Gardens and Nova City projects.

Pledge of Assets

At the year end, certain assets of the Group with an aggregate carrying value of HK$800 million (2006: HK$545 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities of the Group at the year end.

Financial Risk

The Group adopts a conservative policy in financial risk management with minimal exposure to currency and interest rate risks. The funds raised by the Group are on a floating rate basis. None of the Group's outstanding borrowings was denominated in foreign currency at the year end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal. While the Group has financial assets denominated in the United States dollar and Macau pataca, they are continuously pegged to Hong Kong dollar and the exposure to currency risk for such currencies is minimal to the Group. The Group engages in fuel hedging activities to minimise its exposure to fluctuations in fuel prices in accordance with the Group's approved treasury policies. It is the Group's policy not to engage in any speculative trading activity.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,500 employees at the year end. The Group adopts competitive remuneration packages for its employees. Promotion and salary increment are based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 16 June 2008 to Thursday, 19 June 2008, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong registrars, Computershare Hong Kong Investor Services Limited, of Shops 1712-1716, 17th Floor Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Friday, 13 June 2008.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended 31 December 2007, the Company had repurchased a total of 7,902,000 Shares on the Stock Exchange of Hong Kong Limited ("Stock Exchange") and details of which are as follows:

Month of Repurchases	**Number of Shares Repurchased**	**Price per Share**	
		Highest	**Lowest**
		HK$	*HK$*
March 2007	1,538,000	11.06	10.88
April 2007	616,000	11.24	11.14
May 2007	5,748,000	10.90	10.30
Total	7,902,000		

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining high standards of corporate governance. Corporate governance requirements keep changing, therefore the Board of Directors of the Company reviews its corporate governance practices from time to time to meet the rising expectations of shareholders and comply with increasingly stringent regulatory requirements. In the opinion of the Directors, the Company applied all those principles as set out in the Code on Corporate Governance Practices, as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31 December 2007.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions By Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as its own code of conduct regarding directors'securities transactions. Based on specific enquiry of the directors of the Company, the directors have complied with the required standard, as set out in the Model Code during the year ended 31 December 2007.

REVIEW OF FINANCIAL STATEMENTS

The Group's consolidated financial statements for the year ended 31 December 2007 have been reviewed by the Audit Committee of the Company. The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2007 have been agreed by the Group's auditors, H. C. Watt & Company Limited, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by H. C. Watt & Company Limited in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by H. C. Watt & Company Limited on the preliminary announcement.

PUBLICATION OF FURTHER INFORMATION

All the information required by Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

ANNUAL GENERAL MEETING

The 2008 Annual General Meeting of the Company will be held on Thursday, 19 June 2008. Notice of Annual General Meeting will be published on the Stock Exchange's website and the Company's website and dispatched to shareholders of the Company in due course.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 8 April 2008

As at the date hereof, the executive Directors are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum.

The non-executive Directors are: Dató Dr. Cheng Yu Tung and Mrs. Louise Mok and the independent non-executive Directors are Sir Roger Lobo, Mr. Norman Ho, Mr. Charles Ho and Mr. Yeh V-Nee.

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shun Tak Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SHUN TAK

SHUN TAK HOLDINGS LIMITED
信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 242)

Website: http://www.shuntakgroup.com

PROPOSALS FOR

(1) GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND (2) RE-ELECTION OF DIRECTORS

28 April, 2008

SHUN TAK

SHUN TAK HOLDINGS LIMITED
信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 242)
Website: http://www.shuntakgroup.com

Directors:
Dr. Stanley Ho *(Group Executive Chairman)*
Sir Roger Lobo**
Mr. Norman Ho**
Mr. Charles Ho**
Mr. Yeh V-Nee**
Dato' Dr. Cheng Yu Tung*
Mrs. Mok Ho Yuen Wing, Louise*
Ms. Pansy Ho *(Managing Director)*
Ms. Daisy Ho *(Deputy Managing Director)*
Dr. Ambrose So
Mr. Patrick Huen
Mr. Anthony Chan
Ms. Maisy Ho
Mr. Shum Hong Kuen, David

* Non-Executive Directors
** Independent Non-Executive Directors

Registered Office:
Penthouse 39th Floor,
West Tower, Shun Tak Centre,
200 Connaught Road Central,
Hong Kong.

28 April, 2008

To the shareholders,

Dear Sir or Madam,

PROPOSALS FOR

(1) GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND (2) RE-ELECTION OF DIRECTORS

INTRODUCTION

(i) General Mandates

Pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Hong Kong Companies Ordinance (Cap. 32) (the "Companies Ordinance"), listed companies incorporated in Hong Kong may in certain circumstances, if authorized by their articles of association to issue new shares and repurchase their own shares.

On 14 June 2007, general mandates were given by the Company to the directors of the Company (the "Directors") to exercise the powers of the Company to repurchase shares of HK$0.25 each of the Company ("Shares") and to issue new Shares. Under the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company. Ordinary resolutions will therefore be proposed at the forthcoming annual general meeting of the Company to be held on 19 June, 2008 (the "Annual General Meeting") to renew these general mandates.

The purpose of this circular (the "Circular") is to, inter alia, provide you with information regarding the proposed general mandates to repurchase Shares and to issue new Shares.

(ii) **Re-election of Directors**

In accordance with Articles 77 and 79 of the Company's Articles of Association (the "Articles"), the Directors retiring by rotation at the Annual General Meeting are Dr. Ho Hung Sun, Stanley, Ms. Ho Chiu King, Pansy, Mr. Chan Wai Lun, Anthony and Mr. Ho Hau Chong, Norman who, being eligible, offer themselves for re-election (the "Re-election").

The purpose of the Circular is to, inter alia, provide you with information regarding the proposed Re-election.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, the ordinary resolution set out in item 5 of the notice of the Annual General Meeting will be proposed which, if passed, will give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed (the "Repurchase Mandate"). The Repurchase Mandate shall have effect from the date of passing of the resolution at the Annual General Meeting until the next annual general meeting of the Company, or such earlier period as revoked or varied by ordinary resolution of the shareholders in general meeting.

An explanatory statement as required under the Listing Rules to provide the requisite information regarding the Repurchase Mandate, is set out in Appendix 1 to the Circular.

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, the ordinary resolution set out in item 6 of the notice of the Annual General Meeting will be proposed which, if passed, will give the Directors a general mandate to issue new Shares representing up to (i) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed, which will be equivalent to a maximum of 468,692,260 Shares, assuming there is no futher change to the total issued share capital of the Company from the latest practicable date (as defined below) up to the date of the Annual General Meeting other than the cancellation of 418,000 Shares repurchased by the Company on 16 April 2008, plus (ii) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (the "Issue Mandate").

RE-ELECTION OF DIRECTORS

At the Annual General Meeting, the ordinary resolution set out in item 3 of the notice of the Annual General Meeting will be proposed which, if passed, will re-elect Dr. Ho Hung Sun, Stanley, Ms. Ho Chiu King, Pansy, Mr. Chan Wai Lun, Anthony and Mr. Ho Hau Chong, Norman as Directors. Details of the above Directors required to be disclosed by the Listing Rules are set out in Appendix 2 to the Circular.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, proposed ordinary resolutions to approve the Repurchase Mandate, the Issue Mandate and the Re-election, is set out in the annual report 2007 of the Company accompanying the Circular.

There is enclosed a form of proxy for use at the Annual General Meeting. You are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the meeting, whether or not you intend to be present at the meeting. The completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting should you wish to do so.

RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Issue Mandate and the Re-election of Directors are in the interests of the Company and its shareholders as a whole and accordingly recommend shareholders at the Annual General Meeting to vote in favor of (i) the ordinary resolutions to be proposed to approve the Repurchase Mandate and the Issue Mandate respectively; and (ii) the ordinary resolution to be proposed to approve the Re-election.

PROCEDURES TO DEMAND POLL

The procedure by which shareholders may demand a poll at the Annual General Meeting is set out in Appendix 3 to the Circular.

RESPONSIBILITY STATEMENT

The Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully,
Stanley Ho
Group Executive Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. SHARE CAPITAL

As at 21 April, 2008, being the latest practicable date for ascertaining certain information in the Circular (the "Latest Practicable Date"), the issued share capital of the Company comprised 2,343,879,300 Shares. Subject to the passing of the ordinary resolution, and on the basis that the 418,000 Shares repurchased by the Company on 16 April 2008 will be cancelled after the Latest Practicable Date but before the Annual General Meeting and that no further Shares will be issued or repurchased and cancelled prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 234,346,130 Shares (representing 10 per cent. of the issued Shares of the Company as at the date of the Annual General Meeting).

2. REASONS FOR REPURCHASES

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in future when depressed market conditions arise, repurchases of Shares may support the share price and lead to an enhancement of the net asset value of the Company and/or its earnings per Share. It would then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

3. FUNDING OF REPURCHASES

Repurchases would be funded entirely from the Company's available cashflow or working capital facilities which will be funds legally available for that purpose and in accordance with the Companies Ordinance and the Memorandum and Articles of the Company.

The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or from the proceeds of a new issue of shares made for that purpose. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the company. Where the repurchased shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of shares made for the purposes of the share repurchase up to certain limits specified by the Companies Ordinance.

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31 December 2007) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would in the circumstances have a material adverse effect on the working capital requirements or gearing position of the Company as may be determined by the Directors from time to time to be appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	*HK$*
2007		
April	12.20	10.50
May	11.36	9.71
June	11.80	10.62
July	13.30	11.10
August	12.24	9.59
September	13.30	11.28
October	13.66	11.44
November	12.28	10.10
December	12.34	11.20
2008		
January	13.40	10.50
February	11.68	10.18
March	11.40	8.38
April (up to and including the Latest Practicable Date)	11.00	9.63

5. GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the Companies Ordinance.

If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

The Directors are not aware of any consequences, which may arise under the Takeover Code as a result of any repurchases, which may be made under the Repurchase Mandate. As at the Latest Practicable Date, Shun Tak Shipping Company, Limited, Sociedade de Turismo e Diversoes de Macau, S.A. ("STDM") and Dr. Stanley Ho (and his associates) were together beneficially interested in approximately 52.39 per cent. of the issued share capital of the Company. Based on these shareholdings, and in the event that the Directors were to exercise in full the power to repurchase Shares under the Repurchase Mandate, the combined shareholdings of Shun Tak Shipping Company, Limited, STDM and Dr. Stanley Ho (and his associates) would increase to approximately 58.21 per cent. of the issued share capital of the Company.

The Directors have no present intention to exercise the Repurchase Mandate to such an extent that such exercise would result in takeover obligations under the Takeover Code.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if such Repurchase Mandate is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders.

6. SHARE PURCHASE MADE BY THE COMPANY

The Company will not purchase its Shares if less than 25 per cent. of its issued share capital is held by the public. The Company had repurchased a total of 718,000 Shares on the Stock Exchange during the six months immediately preceding the Latest Practicable Date and details of which are as follows:

	Number of Shares	Price per Share	
Date of Repurchases	**Repurchased**	**Highest**	**Lowest**
		HK$	*HK$*
1 February 2008	300,000	10.50	10.38
16 April 2008	418,000	9.90	9.73
Total	718,000		

The following are the particulars of the four Directors proposed to be re-elected at the Annual General Meeting as referred to in Rule 13.51(2) of the Listing Rules:

Dr. Ho Hung Sun, Stanley, aged 86, was the Group's founder and executive chairman. Dr. Ho has been a director of the Company since its incorporation in 1972. He is also a director of a number of the Company's subsidiaries.

Dr. Ho is a director of Shun Tak Shipping Company, Limited, Innowell Investments Limited, Alpha Davis Investments Limited, substantial shareholders of the Company, and the chairman of the publicly-listed Value Convergence Holdings Limited. Dr. Ho was the chairman of the publicly-listed Melco International Development Limited up to 15 March 2006.

Dr. Ho is currently the president of The Real Estate Developers Association of Hong Kong. He is also honorary lifetime chairman of The University of Hong Kong Foundation for Educational Development and Research, a member of the Court of The Hong Kong Polytechnic University, as well as a founding honorary life chairman and a director of the PolyU Development Foundation. In addition, Dr. Ho is a vice patron of the Community Chest of Hong Kong, a trustee of The Better Hong Kong Foundation, and a patron of the Society of the Academy for Performing Arts.

Dr. Ho was awarded the Gold Bauhinia Star by the Hong Kong Special Administrative Region Government in 2003.

In Macau, Dr. Ho is the managing director of both Sociedade de Turismo e Diversões de Macau, S.A. (a substantial shareholder of the Company) and Sociedade de Jogos de Macau, S.A., a vice-chairman of the board of directors of Macau International Airport Company Limited, co-chairman of the advisory of committee of Seng Heng Bank Limited, the chairman of the Board of Directors of Macau Horse Racing Company, Limited, a member of the Economic Development Council of the Macau Special Administrative Region Government and a trustee of Macau Foundation.

Save as disclosed above, he has not held any directorship in other listed public companies in the past three years preceding the Latest Practicable Date.

Dr. Ho was awarded the Grand Lotus Medal of Honour and the Gold Lotus Medal of Honour by the Macau Special Administrative Region Government in 2007 and 2001 respectively.

Dr. Ho is a Standing Committee member of the 11th National Committee of the Chinese People's Political Consultative Conference.

Dr. Ho is the father of Ms. Pansy Ho, the managing director of the Company, Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company. He is also the brother of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company. Apart from the aforesaid, Dr. Ho has no other relationship with any director, senior management or substantial or controlling shareholder of the Company.

Dr. Ho has personal interests in 250,936,160 shares and 1,587,300 underlying shares and corporate interests in 39,021,590 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Dr Ho has not entered into any service contract with the Company and there is no designated length of service for his appointment but he is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles.

As an executive director, Dr. Ho is entitled to receive an annual director's fee of HK$5,000. His term of appointment as a director will be in accordance with the Articles.

Ms. Ho Chiu King, Pansy, aged 45, was appointed an executive director of the Group when she joined in 1995, and was appointed the managing director in 1999 to oversee the Group's overall strategic development and management. She is also the chairman of the Executive Committee of the Board of Directors, the Remuneration Committee and Nomination Committee of the Company; and a director of a number of subsidiaries of the Company.

Ms. Ho is the chief executive officer and a director of Shun Tak - China Travel Shipping Investments Limited and is directly in charge of the Group's shipping business. She is a director of Shun Tak Shipping Company, Limited, Innowell Investments Limited, Megaprosper Investments Limited, Alpha Davis Investments Limited and Sociedade de Turismo e Diversões de Macau, S.A., substantial shareholders of the Company. She is also the chairman of Macau Tower Convention & Entertainment Centre; an executive director of Air Macau Company Limited; a director of Macau Asia Express Ltd; and an independent non-executive director of Sing Tao News Corporation Limited.

Save as disclosed above, she has not held any directorship in other listed public companies in the past three years preceding the Latest Practicable Date.

For community services, Ms. Ho is an advisory council member of The Better Hong Kong Foundation; one of the founding honorary advisors and a board director of The University of Hong Kong Foundation for Educational Development & Research Ltd; a vice chairperson of Hong Kong Federation of Women and a committee member of UNDP - Peace & Development Foundation.

In China, Ms. Ho is a standing committee member of The Chinese People's Political Consultative Conference of Beijing; a standing committee member of All-China Federation of Industry & Commerce, a vice president of the Chamber of Tourism and the Chamber of Women of the Federation; a vice chair-person of China Society for Promotion of the Guangcai Program; and an executive committee member of The 11th Session of Beijing Women's Federation. In Macau, she is a member of Macau SAR Tourism Development Committee.

Ms. Ho holds a Bachelor's degree in marketing and international business management from the University of Santa Clara in the United States.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman as well as the sister of Ms. Daisy Ho and Ms. Maisy Ho, who are respectively the deputy managing director and an executive director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company. Apart from the aforesaid, Ms. Ho has no other relationship with any director, senior management or substantial or controlling shareholder of the Company.

Ms. Ho has personal interests in 25,587,604 shares and 20,157,740 underlying shares and corporate interests in 191,931,661 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Ms. Ho has not entered into any service contract with the Company and there is no designated length of service for her appointment but she is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles.

As an executive director, Ms. Ho is entitled to receive an annual director's fee of HK$5,000. Her term of appointment as a director will be in accordance with the Articles.

Mr. Chan Wai Lun, Anthony, aged 61, joined the Group in 1987 and has been an executive director of the Company since 1991. He is also a director of a number of the Company's subsidiaries.

Mr. Chan is a director of The Real Estate Developers Association of Hong Kong; President of the Hong Kong Association for the Advancement of Real Estate and Construction Technology; and a fellow member of both the Property Consultant Society UK and the Hong Kong Institute of Real Estate Administration. He is responsible for the Group's property development in mainland China.

Save as disclosed above, he has not held any directorship in other listed public companies in the past three years preceding the Latest Practicable Date.

Mr. Chan has been appointed as a committee member of The Chinese People's Political Consultative Conference, Guangdong Province since 2002.

Mr. Chan has no other relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Chan has personal interests in 10,310,120 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Chan has not entered into any service contract with the Company and there is no designated length of service for his appointment but he is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles.

As an executive director, Mr. Chan is entitled to receive an annual director's fee of HK$5,000. His term of appointment as a director will be in accordance with the Articles.

Mr. Ho Hau Chong, Norman, aged 52, was appointed an independent non-executive director of the Company since 2004. He is also the Chairman of the Audit Committee and a member of the Remuneration Committee and Nomination Committee of the Company. Apart from the aforesaid, Mr. Ho does not hold any other position in the Company or any subsidiary of the Company.

Mr. Ho is an executive director of Honorway Investments Limited and Tak Hung (Holding) Company Limited and has over 20 years of experience in management and property development. He is also a director of CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel and Investment Company, Limited, Starlight International Holdings Limited, Taifook Securities Group Limited and New World Mobile Holdings Limited. He is a member of the Institute of Chartered Accountants in England and Wales, and a Fellow of the Hong Kong Institute of Certified Public Accountants.

Save as disclosed above, he has not held any directorship in other listed public companies in the past three years preceding the Latest Practicable Date.

Mr. Ho has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Ho does not have any interests in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance.

There is a service contract dated 14 June 2005 between the Company and Mr. Ho for a term of three years and may be renewed for a further term of three years unless terminated by either party giving to the other not less than one month's notice in writing.

As an independent non-executive director, Mr. Ho is entitled to receive an annual director's fee of HK$200,000. As members of the Audit Committee and Remuneration Committee, he shall receive an additional annual allowance of HK$100,000. His term of appointment as a director will be in accordance with the Articles.

In relation to the re-election of the above Directors, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there is no other matter which needs to be brought to the attention of the holders of shareholders of the Company.

The following are the procedures by which shareholders may demand a poll pursuant to Article 56 of the Company's Articles of Association:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Companies Ordinance, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least three members present in person or by proxy and entitled to vote; or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that on a show of hands a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

重要文件

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信德集團有限公司股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

SHUN TAK

信德集團有限公司

(依據公司條例在香港註冊成立之有限公司)

(股份代號：242)

網址：http://www.shuntakgroup.com

(1) 購回股份及發行股份之一般性授權及(2) 重選董事

二零零八年四月二十八日

SHUN TAK

信德集團有限公司

(依據公司條例在香港註冊成立之有限公司)

(股份代號:242)

網址:http://www.shuntakgroup.com

董事會:
何鴻燊博士(集團行政主席)
羅保爵士**
何厚鏘先生**
何柱國先生**
葉維義先生**
拿督鄭裕彤博士*
莫何婉穎女士*
何超瓊女士(董事總經理)
何超鳳女士(副董事總經理)
蘇樹輝博士
禤永明先生
陳偉能先生
何超蕸女士
岑康權先生

註冊辦事處:
香港中環
干諾道中200號
信德中心西座39字頂樓

* 非執行董事
** 獨立非執行董事

敬啟者:

(1)購回股份及發行股份之一般性授權及(2)重選董事

緒言

(i) 一般性授權

根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)及香港公司條例第三十二章(「公司條例」),倘獲其組織章程細則批准,在香港註冊成立之上市公司可在若干情況下發行新股份及購回其股份。

於二零零七年六月十四日，董事會獲本公司授予一般性權力以行使本公司權力購回本公司每股面值0.25港元之股份(「股份」)及發行新股份。根據公司條例及上市規則，該等授權將於即將召開之本公司股東週年常會完結時屆滿。因此於二零零八年六月十九日召開之本公司股東週年常會(「股東週年常會」)上，將提呈普通決議案以延續該等一般性授權。

本通函(「通函」)旨在為 閣下提供(其中包括)有關建議購回股份及發行新股份之一般性授權之資料。

(ii) 重選董事

根據本公司組織章程細則(「公司細則」)第77及79條，將於股東週年常會上輪席告退之董事為何鴻燊博士、何超瓊女士、陳偉能先生及何厚鏘先生，彼等合符資格，願膺選連任(「重選」)。

通函旨在(其中包括)向 閣下提供關於建議重選之資料。

購回股份之一般性授權

股東週年常會通告內第五項所載之普通決議案將於股東週年常會提呈，如獲得通過，將授予董事會一般性及無條件之授權，可以購回最多不超過本公司在通過該決議案當日之已發行股本面值總額百分之十之股份(「購回授權」)。購回授權將於股東週年常會通過普通決議案之日期生效，直至本公司舉行下屆股東週年常會前或由股東於股東大會以普通決議案撤銷或更改為止。

通函附錄一載有上市規則規定須予提供有關購回授權之必要資料之說明函件。

發行股份之一般性授權

於股東週年常會上，本公司將提呈股東週年常會通告內第六項所載之普通決議案，如獲通過，將授予董事會一般性授權，以發行最多不超過(i)該決議案通過當日本公司已發行股本面值總額百分之二十(除了本公司註銷於二零零八年四月十六日購回的418,000股股份，假設由最後實際可行日期(定義如下)至股東週年常會召開日期本公司已發行股本總額將不改變)將相等於最多發行468,692,260股股份，另加(ii)在該決議案獲通過後本公司所購回之本公司股本面值後所得之數之新股份(「發行授權」)。

重選董事

於股東週年常會上，將提呈股東週年常會通告內第三項所載之普通決議案，如獲得通過，何鴻燊博士、何超瓊女士、陳偉能先生及何厚鏘先生將獲重選為董事。上市規則規定須披露上述董事之詳細資料載於通函附錄二。

股東週年常會

股東週年常會通告載有(其中包括)批准購回授權、發行授權及重選之建議普通決議案，該通告載於隨通函附奉之本公司二零零七年年報內。

通函隨附有股東週年常會之代表委任表格乙份。 閣下無論擬否出席該大會，均請儘早將代表委任表格按其上印備之指示填妥交回本公司之註冊辦事處，惟無論如何最遲須於常會指定舉行時間四十八小時前送達。 閣下填妥交回代表委任表格後，屆時仍可親自出席股東週年常會並於會上投票。

推薦意見

董事會認為授出購回授權、發行授權及重選乃符合本公司及其股東之整體利益，因此建議股東於股東週年常會上投票贊成(i)將予提呈以分別批准購回授權及發行授權之普通決議案；及(ii)將予提呈以批准重選之普通決議案。

要求進行票選之程序

股東於股東週年常會上可要求進行票選之程序載於通函附錄三。

責任聲明

通函乃遵照上市規則提供有關本公司之資料。董事共同及個別就通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後確認，據彼等所知及所信，通函並無遺漏其他事實，以致其內容有誤導。

此致

列位股東　台照

集團行政主席
何鴻燊
謹啟

二零零八年四月廿八日

本附錄乃根據上市規則之規定作為說明函件，向　閣下提供有關購回授權之必要資料，以便　閣下考慮購回授權，並構成公司條例第49BA(3)條所規定之備忘錄。

1. 股本

於二零零八年四月廿一日(即確定通函內若干資料之最後實際可行日期(「最後實際可行日期」))，本公司已發行股本共有2,343,879,300股股份。待普通決議案獲通過後及假設在股東週年常會舉行前將不再發行或購回股份及在最後實際可行日期之後但在股東週年常會之前註銷本公司於二零零八年四月十六日購回418,000股股份之情況下，本公司根據購回授權將可購回最多達234,346,130股股份(佔本公司於股東週年常會日期已發行股份之10%)。

2. 購回之理由

董事會認為因購回授權所帶來之靈活性將對本公司及其股東有利。近年來，於聯交所買賣之市況有時亦頗為不穩，倘日後市場出現不景之情況，購回股份或可支持股價及提高本公司之資產淨值及／或每股盈利。此舉將會對保留投資於本公司之股東有利，蓋因彼等於本公司資產中之權益百分比將會根據本公司所購回之股份數目按比例增加。

3. 用以購回之資金

購回資金將全部以本公司之流動現金或營運資金支付，該等資金乃根據公司條例及本公司之公司組織章程大綱及公司細則之規定可合法作為購回用途之資金。

公司條例規定，因購回股份而須償還之資本只可用該公司之可分派溢利或為購回股份而發行新股所得之收益支付。此外，公司條例亦規定，於購回股份時所付之溢價只可由公司之可分派溢利支付。若該被購回之股份按溢價發行，於購回股份時應付之任何溢價亦可由為購回股份而另外發行股份所得之收益支付，惟數額不可超過公司條例所訂定之若干限額。

倘於建議購回期間隨時全面行使購回授權，將會對本公司之營運資金或資本負債狀況有重大不利影響(與截至二零零七年十二月三十一日止年度之年報所載之經審核帳目所披露之財政狀況比較)。然而，倘行使購回授權將會對本公司所需之營運資金或董事會不時認為適當之資本負債水平有任何重大不利影響，董事會不擬行使該購回授權。

4. 股份價格

本公司之股份於最後實際可行日期十二個月每月在聯交所錄得之最高及最低成交價如下：

	最高	最低
	港元	港元
二零零七年		
四月	12.20	10.50
五月	11.36	9.71
六月	11.80	10.62
七月	13.30	11.10
八月	12.24	9.59
九月	13.30	11.28
十月	13.66	11.44
十一月	12.28	10.10
十二月	12.34	11.20
二零零八年		
一月	13.40	10.50
二月	11.68	10.18
三月	11.40	8.38
四月(直至及包括最後實際可行日期)	11.00	9.63

5. 一般事項

董事會已向聯交所承諾，彼等將(在適用之情況下)遵照上市規則及公司條例之規定根據購回授權行使本公司之權力以購回股份。

倘因購回股份而令股東在本公司所佔之投票權權益比例有所增加，則就香港公司收購及合併守則(「收購守則」)第三十二條而言，該項權益比例增加將會被視為一項收購行動。因此，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並因而須根據收購守則第二十六條之規定提出強制性收購建議。

據董事會所知，根據購回授權而進行購回並不會產生收購守則所指之任何後果。於最後實際可行日期，信德船務有限公司、澳門旅遊娛樂股份有限公司(「澳娛」)及何鴻燊博士(及其聯繫人等)合共實益擁有本公司已發行股本約52.39%之權益。根據此持股量及倘董事會根據購回授權全面行使權力以購回股份，信德船務有限公司、澳娛及何鴻燊博士(及其聯繫人等)之持股量將會增加至本公司已發行股本約58.21%。

董事會目前無意於收購守則所引致全面收購責任之情況下行使購回授權。

各董事或(就彼等作出一切合理查詢後所知)彼等之聯繫人等目前概無意根據購回授權將任何股份售予本公司(倘該購回授權獲股東批准)。

並無其他關連人士(按上市規則之定義)知會本公司，倘購回授權獲股東批准，彼等現擬出售任何股份予本公司，或彼等已承諾不會出售股份予本公司。

6. 本公司進行之購回股份事項

倘若已發行股本之公眾持股量低於25%，本公司將不會購回其股份。本公司於最後實際可行日期前的六個月內在聯交所共回購718,000股股份，有關之詳情如下：

		每股價格	
回購日期	**回購股份數目**	**最高**	**最低**
		港元	港元
二零零八年二月一日	300,000	10.50	10.38
二零零八年四月十六日	418,000	9.90	9.73
總計	718,000		

以下為將於股東週年常會上建議重選之四名董事參照上市規則第13.51(2)條之詳細資料。

何鴻燊博士，86歲，為本集團創辦人兼行政主席，自本集團於一九七二年成立以來即擔任集團董事，他還兼任本公司若干附屬公司之董事。

何博士乃本公司主要股東信德船務有限公司、Innowell Investments Limited、Alpha Davis Investments Limited之董事及上市公司匯盈控股有限公司主席。何博士曾任上市公司新濠國際發展有限公司主席(至二零零六年三月十五日止)。

何博士現任香港地產建設商會會長、香港大學教研發展基金永遠榮譽主席、香港理工大學顧問委員會委員，以及香港理工大學發展基金創會永遠榮譽主席及董事。此外，何博士是香港公益金名譽副會長、香港明天更好基金信託人及香港演藝學院友誼社贊助人。

何博士於二零零三年獲香港特別行政區政府頒予金紫荊星章。

在澳門，何博士為本公司主要股東澳門旅遊娛樂股份有限公司總經理、澳門博彩股份有限公司行政總裁、澳門國際機場專營股份有限公司董事會副主席、誠興銀行股份有限公司諮詢委員會聯席主席、澳門賽馬有限公司董事局主席、澳門特別行政區政府經濟發展委員會成員，以及澳門基金會信託委員會委員。

除上文所披露者外，於最後實際可行日期何博士於過去三年並無於任何上市公眾公司擔任任何董事職務。

何博士於二零零七年及二零零一年分別獲澳門特別行政區政府頒授大蓮花榮譽勳章及金蓮花榮譽勳章。

何博士現任中國人民政治協商會議第十一屆全國委員會常務委員。

何博士乃本公司董事總經理何超瓊女士、本公司副董事總經理何超鳳女士及本公司執行董事何超蕸女士之父親。彼亦是本公司非執行董事莫何婉穎女士之胞兄。除上文所披露外，何博士與本公司之其他董事、高級管理層人員、主要股東或控股股東並無任何關係。

就證券及期貨條例第XV部而言，何博士持有本公司250,936,160股股份及1,587,300股相關股份之個人權益，以及39,021,590股股份之公司權益。

何博士並無與本公司訂立任何服務合約，且無指定任期，惟須根據本公司之公司細則於股東週年大會上告退並有資格膺選連任。

作為一名執行董事，何博士可收取年度董事袍金5,000港元。彼之董事任期按本公司之公司細則委任。

何超瓊女士，45歲，一九九五年獲委任為本集團的執行董事，並於一九九九年獲委任為董事總經理，監督集團的整體策略性發展及管理。她亦是本公司董事執行委員會主席、薪酬委員會主席及提名委員會主席；以及兼任本公司若干附屬公司之董事。

何女士為信德中旅船務投資有限公司之行政總裁兼董事，直接掌管本集團的船務業務。 她亦是信德船務有限公司、Innowell Investments Limited、Megaprosper Investments Limited 、Alpha Davis Investments Limited及澳門旅遊娛樂股份有限公司的董事；彼等為本公司之主要股東。何女士亦為澳門旅遊塔會展娛樂中心主席；澳門航空股份有限公司之執行董事；濠亞航空股份有限公司董事；以及星島新聞集團有限公司之獨立非執行董事。

除上文所披露者外，於最後實際可行日期，何女士於過去三年並無於任何上市公眾公司擔任任何董事職務。

何女士公職良多，包括香港明天更好基金顧問委員會委員；香港大學教研發展基金有限公司的創會名譽顧問和董事局成員；香港各界婦女聯合協進會副主席；以及聯合國開發署－和平發展基金會委員會委員。

在國內，何女士現任政協北京市常委會委員；中華全國工商聯常委會委員暨工商聯旅遊業商會及女企業家商會副主席；中國光彩事業促進會副會長；以及北京市婦女聯合會第十一屆執行委員會委員。 在澳門，她是澳門特區政府旅遊發展輔助委員會委員。

何女士擁有美國加州聖克萊大學市場學及國際商業管理學士學位。

何女士乃本公司集團行政主席何鴻燊博士之千金；本公司副董事總經理何超鳳女士及本公司執行董事何超蕸女士之胞姊；本公司非執行董事莫何婉穎女士之侄女。除前述所披露外，何女士與本公司之其他董事、高級管理層人員、主要股東或控股股東並無任何關係。

就證券及期貨條例第XV部而言，何女士持有本公司25,587,604股股份及20,157,740股相關股份之個人權益，以及191,931,661股股份之公司權益。

何女士並無與本公司訂立任何服務合約，且無指定任期，惟須根據本公司之公司細則於股東週年大會上告退並有資格膺選連任。

作為一名執行董事，何女士可收取年度董事袍金5,000港元。彼之董事任期按本公司之公司細則委任。

陳偉能先生，61歲，一九八七年加入本集團，自一九九一年起出任本公司之執行董事。他還兼任本公司若干附屬公司之董事。

陳先生目前為香港地產建設商會董事會成員、香港房地產建築業協進會會長和英國物業顧問學會及香港地產行政學會資深會員，負責本集團於中國大陸之物業發展。

除上文所披露者外，於最後實際可行日期，陳先生於過去三年並無於任何上市公眾公司擔任任何董事職務。

陳先生自二零零二年起出任為中國廣東省政協委員。

陳先生與本公司之其他董事、高級管理層人員、主要股東或控股股東並無任何關係。

就證券及期貨條例第XV部而言，陳先生持有本公司10,310,120股股份之個人權益。

陳先生並無與本公司訂立任何服務合約，且無指定任期，惟須根據本公司之公司細則於股東週年大會上告退並有資格膺選連任。

作為一名執行董事，陳先生可收取年度董事袍金5,000港元。彼之董事任期按本公司之公司細則委任。

何厚鏘先生，52歲，自二零零四年起出任本公司之獨立非執行董事。他亦是本公司審核委員會主席、薪酬委員會成員及提名委員會成員。除前述所披露外，何先生並無於本公司及其附屬公司出任任何其他職位。

何先生為恒威投資有限公司及德雄(集團)有限公司的執行董事，擁有二十多年管理及地產發展經驗。何先生亦為中信泰富有限公司、香港小輪(集團)有限公司、利興發展有限公司、美麗華酒店企業有限公司、升岡國際有限公司、大福證券集團有限公司及新世界移動控股有限公司之董事。何先生為英國特許會計師公會會員及香港會計師公會資深會員。

除上文所披露者外，於最後實際可行日期，何先生於過去三年並無於任何上市公眾公司擔任任何董事職務。

何先生與本公司之其他董事、高級管理層人員、主要股東或控股股東並無任何關係。

就證券及期貨條例第XV部而言，何先生並無持有本公司股份之任何權益。

本公司與何先生於二零零五年六月十四日訂立為期三年，並可再續約三年的服務合約，該合約可由任何一方向另一方發出一個月書面通知而予以終止。

作為一名獨立非執行董事，何先生可收取年度董事袍金200,000港元。另外就擔任審核委員會成員及薪酬委員會成員，何先生可收取年度額外100,000港元。彼之董事任期按本公司之公司細則委任。

有關重選上述董事，本公司並無任何須根據上市規則第13.51(2)(h)至第13.51(2)(v)條的任何規定而披露的資料，亦無任何其他須敦請本公司股東注意的事項。

根據本公司組織章程細則第56條，有關股東要求進行票選之程序如下：

於任何股東大會上，除非(在宣佈舉手表決結果時或以前，或於撤銷任何其他票選要求時)經正式要求票選，否則提呈於大會表決之決議案將以舉手投票方式表決。在公司條例之規限下，有關要求票選可由下述任何一方提出：

(a) 大會主席；或

(b) 最少三名親身或其委任受委代表出席並有權投票之股東；或

(c) 任何親身或其委任受委代表出席之股東，合共持有有權出席及於股東大會上投票之所有股東之總投票權不少於十分一；或

(d) 任何親身或其委任受委代表出席之股東，並持有獲賦予出席及於股東大會上投票權利之股份繳足之金額合計相等於不少於獲賦予權利之所有股份繳足總額十分一。

除非要求票選並該項要求並無被撤回，主席宣佈一項決議案經舉手投票之方式通過或一致通過或以某一大多數通過或以某一大多數否決或不予通過，並登記於載述本公司大會會議紀錄，有關結果即為該事實之確證，而無須提出投票贊成或反對該決議案之數目或比數之證明。

SHUN TAK HOLDINGS LIMITED
信德集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 242)
website: http://www.shuntakgroup.com

Notice of Annual General Meeting

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchant Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Thursday, 19 June 2008 at 3:00 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31 December 2007.

2. To declare a final dividend.

3. To re-elect directors.

4. To re-appoint auditors and to fix their remuneration.

5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**That**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) "**That**:

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "**That** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

7. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**That** until the shareholders of the Company in annual general meeting otherwise determines, the directors' fees for the financial year ending 31 December 2008 at HK$200,000 be payable for each independent non-executive director and HK$5,000 for each other director. Other directors' remuneration to be fixed by the board of directors of the Company."

By Order of the Board
Angela Tsang
Company Secretary

Hong Kong, 28 April 2008

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend, and vote at, the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. The register of members will be closed from Monday, 16 June 2008 to Thursday, 19 June 2008, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F., Hopewell Centre, 183 Queen Road East, Hong Kong not later than 4:30 p.m. on Friday, 13 June 2008.

4. With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the Annual Report 2007. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

5. With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

As at the date hereof, the executive Directors are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum.

The non-executive Directors are: Dato' Dr. Cheng Yu Tung and Mrs. Louise Mok and the independent non-executive Directors are Sir Roger Lobo, Mr. Norman Ho, Mr. Charles Ho and Mr. Yeh V-Nee.